As filed with the Securities and Exchange Commission on November 12, 2010

Registration No. 333-169009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to

Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hess Corporation
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	2911 (Primary Standard Industrial Classification Code Number)	13-4921002 (I.R.S. Employer Identification Number)
1185 Avenue of the Americas, New York, New York 10036
(212) 997-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Timothy B. Goodell, Esq.
Hess Corporation
1185 Avenue of the Americas
New York, New York 10036
(212) 997-8500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Kevin Keogh, Esq. Gregory Pryor, Esq. White & Case LLP 1155 Avenue of the Americas New York, New York 10036 (212) 819-8200	Robert Bearman, Esq. Patton Boggs LLP 1801 California Street, Suite 4900 Denver, Colorado 80202 (303) 830-1776

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities, nor shall there be any sale of these securities, in any jurisdiction where such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY DRAFT DATED NOVEMBER 12, 2010, SUBJECT TO COMPLETION

PROPOSED MERGER TRANSACTION — YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

I am pleased to inform you that American Oil & Gas Inc., or American, and Hess Corporation, or Hess, have agreed to a strategic business combination transaction whereby Hess and American will merge their businesses and American will become a wholly-owned subsidiary of Hess. The combination is structured as a merger in which each outstanding share of American common stock will be exchanged for 0.1373 shares of Hess common stock pursuant to an agreement and plan of merger that Hess and American entered into on July 27, 2010. Based on the $53.30 closing price of shares of Hess common stock on July 27, 2010, the last trading day prior to the announcement of the merger, the offer would represent a value to American stockholders of approximately $7.32 per share, representing a premium of 9.4% over the closing price of $6.69 per share of American common stock on July 27, 2010. Hess expects to issue approximately 8.6 million shares of Hess common stock on a net settlement basis as merger consideration, which would result in American stockholders holding approximately 2.6% of the total outstanding shares of Hess common stock after the merger.

You are cordially invited to attend a special meeting of our stockholders to be held on [ • ] [ • ], 2010, at [ • ] [a/p].m., local time, at [ • ] to vote on the approval of the agreement and plan of merger. As described in the accompanying proxy statement/prospectus, American’s board of directors has unanimously approved and adopted the agreement and plan of merger and determined that the agreement and plan of merger and the strategic business combination contemplated thereby are advisable and in the best interests of American stockholders. American’s board of directors unanimously recommends that you vote “FOR” the approval of the agreement and plan of merger.

American cannot complete the merger unless American stockholders approve the agreement and plan of merger. Such approval requires the affirmative vote by the holders of a majority of the outstanding shares of American common stock on the record date. In connection with American’s entering into the agreement and plan of merger, certain directors and executive officers of American (including myself) and certain beneficial owners of shares of American common stock have agreed with Hess, in their capacities as stockholders, to vote the shares of American common stock they beneficially own, which represent approximately 20.5% of the outstanding shares of American common stock, in favor of the approval of the agreement and plan of merger.

The notice of special meeting and the proxy statement/prospectus that accompany this letter provide you with extensive information about the agreement and plan of merger, the merger and the special meeting. We encourage you to read these materials carefully, including the section in the proxy statement/prospectus entitled “Risk Factors” beginning on page 17 of the proxy statement/prospectus.

Your vote is important. Whether or not you plan to attend the special meeting, please read the enclosed proxy statement/prospectus and promptly complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided or submit a proxy through the Internet or by telephone in accordance with the directions set forth on the proxy card. Your shares will then be represented at the special meeting. If you attend the special meeting, you may, by following the procedures discussed in the accompanying documents, vote in person notwithstanding the fact that you may have previously submitted or appointed a proxy. Please note, however, that if your shares are held of record by a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain from your nominee a proxy issued in your name. Thank you for your continued support.

Sincerely,

Patrick D. O’Brien
Chairman of the Board of Directors

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this proxy statement/prospectus. Any representation to the contrary is unlawful.

This proxy statement/prospectus is dated [ • ], 2010, and is first being mailed, along with the attached proxy card, to American stockholders on or about [ • ], 2010.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Hess and American from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents related to Hess and American that are incorporated by reference in this proxy statement/prospectus, other than certain exhibits to the documents, without charge, by requesting them in writing or by telephone from the appropriate company.

Hess Corporation 1185 Avenue of the Americas New York, New York 10036 Attention: Corporate Secretary (212) 997-8500	American Oil & Gas Inc. 1050 17th Street, Suite 2400 Denver, Colorado 80265 Attention: Andrew P. Calerich, President (303) 991-0173

In addition, if you have questions about the merger or the special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact the appropriate contact listed below. You will not be charged for any of these documents that you request.

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
1-800-859-8509 (toll free) or 1-212-269-5550 (call collect)

To receive timely delivery of requested documents in advance of the special meeting, you should make your request no later than [ • ], 2010.

For additional information about documents incorporated by reference into this proxy statement/prospectus please see “Where You Can Find More Information” beginning on page 91.

AMERICAN OIL & GAS INC.
1050 17th Street, Suite 2400
Denver, Colorado 80265

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [ • ], 2010

To Stockholders of American Oil & Gas Inc.:

The special meeting of stockholders of American Oil & Gas Inc., or American, will be held on [ • ], 2010, at [ • ] [a/p].m., local time, at [ • ], unless adjourned or postponed to a later date. The special meeting will be held for the following purposes:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 27, 2010, by and among Hess Corporation, Hess Investment Corp. and American, pursuant to which American will become a wholly-owned subsidiary of Hess Corporation;

2. To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger; and

3. To consider and vote upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Only holders of record of American common stock at the close of business on [ • ], 2010, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof. Each share of American common stock entitles its holder to one vote on all matters that come before the special meeting.

American’s board of directors unanimously recommends that American stockholders vote “FOR” approval of the agreement and plan of merger. American cannot complete the merger unless the agreement and plan of merger is approved by American stockholders. Approval of the agreement and plan of merger requires the affirmative vote by the holders of a majority of the outstanding shares of American common stock on the record date.

Stockholders owning an aggregate of approximately 20.5% of American’s common stock entitled to vote at the special meeting have agreed with Hess to vote in favor of the merger at the special meeting, including if it is adjourned to a later date. These stockholders have also agreed with Hess to vote their shares against alternative transaction proposals and not to sell or transfer their shares. The voting and lockup agreements will terminate if the agreement and plan of merger terminates. The stockholders who have entered into these voting and lockup agreements include Wayne P. Neumiller, Michael J. Neumiller and North Finn LLC, who account for an aggregate of approximately 6.3% of the shares eligible to vote at the special meeting. Additionally, Patrick D. O’Brien, our chief executive officer and the chairman of our board of directors, Andrew P. Calerich, our president and a director, Bobby G. Solomon, our vice-president, Economics and Financial Evaluation, Kendell V. Tholstrom, our manager of operations, Joseph B. Feiten, our chief financial officer, Nick DeMare, a director, C. Scott Hobbs, a director, and Jon R. Whitney, a director, have entered into the voting and lockup agreements in their capacities as stockholders of American. These stockholders have financial interests in the merger that are in addition to and/or different from your interests. See “The Merger — Interests of American’s Executive Officers and Directors in the Merger,” beginning on page 49.

The merger is described in the accompanying proxy statement/prospectus, which you are urged to read carefully. A copy of the agreement and plan of merger is attached to the proxy statement/prospectus as Appendix A.

American’s board of directors also recommends that American stockholders vote “FOR” any adjournment or postponement of the special meeting to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger.

American’s board of directors is not aware of any matters that may be brought before the special meeting other than those set forth in this Notice of Special Meeting of Stockholders. If other matters properly come before the special meeting, the persons named in the accompanying proxy card will vote the shares represented by all properly submitted proxies on such matters in accordance with any recommendation of the board of directors or, in the absence of such recommendation, in their discretion.

Please give this information your careful attention. Under Nevada law, no holder of American common stock will be entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger. See “The Merger — Appraisal or Dissenters’ Rights” beginning on page 61.

Whether or not you plan to attend the special meeting in person, please complete, sign, date and return the enclosed proxy card in the postage-paid envelope provided or appoint a proxy over the Internet or by telephone, in accordance with the directions set forth on the proxy card, to ensure that your shares will be represented at the special meeting. If you do attend the special meeting and wish to vote in person, you may do so notwithstanding the fact that you previously submitted or appointed a proxy. Please note, however, that if your shares are held of record by a broker, bank, trustee or other nominee and you wish to vote at the meeting, you must obtain from your nominee a proxy issued in your name.

Please do not send your stock certificates at this time. If the merger is completed, you will be sent instructions regarding the surrender of your stock certificates.

By Order of the Board of Directors,

Patrick D. O’Brien
Chairman of the Board of Directors

[ • ], 2010

Page

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND RELATED MATTERS	iv
SUMMARY	1
The Merger	1
American Stockholders Will Receive Shares of Hess Common Stock in the Merger	1
Comparative Market Prices and Share Information	1
Special Dividend	2
American’s Financial Advisor Has Delivered an Opinion to American’s Board of Directors that the Consideration to be Received in the Merger and the Special Dividend (if any) were Fair, from a Financial Point of View, to American Stockholders	2
Material United States Federal Income Tax Considerations to Holders of American Common Stock	2
Holders of American Common Stock Do Not Have Appraisal or Dissenters’ Rights in the Merger	3
American’s Board of Directors Unanimously Recommends that You Vote “FOR” the Approval of the Agreement and Plan of Merger	3
American’s Executive Officers and Directors Have Financial and Other Interests in the Merger that are in Addition to and/or Different from Your Interests	3
Your Rights as a Holder of Hess Common Stock Will Be Different from Your Rights as a Holder of American Common Stock	4
Board of Directors and Management of Hess Following Completion of the Merger	4
The Companies	4
The Special Meeting of American Stockholders	5
The Voting and Lockup Agreements	6
Hess Stockholder Approval	6
The Agreement and Plan of Merger	6
Completion of the Merger is Subject to Conditions	6
The Agreement and Plan of Merger May Be Terminated under Certain Circumstances	7
American May Be Required to Pay a Termination Fee under Certain Circumstances	8
Regulatory Approvals Required for the Merger	8
Litigation Relating to the Merger	9
Debt Financing	9
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HESS	10
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN	12
COMPARATIVE PER SHARE DATA	13
Hess Historical and Unaudited Pro Forma Common Share Data	13
American Historical and Unaudited Pro Forma Equivalent Share Data	14
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	15
RISK FACTORS	17
CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS	22
THE SPECIAL MEETING	23
Date, Time and Place	23
Matters to be Considered	23
Proxies	23
Solicitation of Proxies	24
Record Date	24
Quorum	24

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND RELATED MATTERS

Q:	What am I being asked to vote on?

A:	Hess and American have agreed to a strategic business combination transaction whereby Hess and American will merge their businesses and American will become a wholly-owned subsidiary of Hess. The combination is structured as a merger in which each outstanding share of American common stock will be exchanged for 0.1373 shares of Hess common stock pursuant to an agreement and plan of merger that Hess and American entered into on July 27, 2010. You are being asked to vote to approve the agreement and plan of merger. Under the terms of the agreement and plan of merger, a newly-formed wholly-owned subsidiary of Hess will merge with and into American, with American continuing as the surviving corporation and a wholly-owned subsidiary of Hess.

Q:	What will I receive if the merger is completed?

A:	If the merger is completed, each share of American common stock that you own will be exchanged for 0.1373 shares of Hess common stock.

Hess will not issue any fractional shares of Hess common stock in the merger. If you would be entitled to a fractional share of Hess common stock, you will receive the value of such fractional share in cash (without interest) in lieu of such fractional share.

Based on the $53.30 closing price of shares of Hess common stock on July 27, 2010, the last trading day prior to the announcement of the merger, the offer would represent a value to American stockholders of approximately $7.32 per share, representing a premium of 9.4% over the closing price of $6.69 per share of American common stock on July 27, 2010. Hess expects to issue approximately 8.6 million shares of Hess common stock on a net settlement basis as merger consideration, which would result in American stockholders holding approximately 2.6% of the total outstanding shares of Hess common stock after the merger.

Q:	What will happen in the proposed merger to American’s stock options?

A:	As of November 11, 2010, there were stock options outstanding to purchase an aggregate of approximately 2,456,300 shares of American common stock. All unvested stock options will become fully exercisable immediately prior to the effective time of the merger. Any American stock option that is in-the-money (option that has an exercise price less than the market price of American common stock on the last full trading day prior to the effective time of the merger) as of the effective time of the merger and that is not exercised prior to the effective time of the merger will be entitled to receive a number of shares of Hess common stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of American common stock issuable upon the exercise of the relevant stock option multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger over (II) the exercise price per share of the applicable stock option, by (2) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger. Any stock option not exercised by the effective time that is not in-the-money as of the effective time of the merger will be canceled.

Q:	What will happen in the proposed merger to American’s restricted shares granted pursuant to American’s equity incentive plans?

A:	As of November 11, 2010, there were 748,057 shares of restricted American common stock held by, or granted to, certain executive officers, directors and employees of American. At the effective time of the merger, such restricted stock will vest and will thereafter be converted into Hess common stock in the same manner as other American common stock.

Q:	What will happen in the proposed merger to American’s warrants?

A:	As of November 11, 2010, there were warrants outstanding that were exercisable into 75,000 shares of American common stock. In accordance with the terms of the agreement and plan of merger, warrants to purchase shares of American common stock not exercised by the effective time of the merger will be converted into warrants to purchase shares of Hess common stock having the same contractual terms and conditions as were in effect immediately prior to the effective time of the merger. The number of shares of Hess common stock subject to each converted warrant will equal (rounded down to the nearest whole share) the product of (i) 0.1373 multiplied by (ii) the number of shares of American common stock subject to the American warrant immediately prior to the effective time of the merger. The exercise price per share of Hess common stock subject to a converted warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of American common stock subject to the American warrant immediately prior to the effective time of the merger divided by (ii) 0.1373 (rounded up to the next whole cent).

Q:	When and where is the American special meeting?

A:	The special meeting of stockholders of American, will be held on [ • ], 2010, at [ • ] [a/p].m., local time, at [ • ], unless adjourned or postponed to a later time and date.

Q:	Who can vote at the special meeting?

A:	Stockholders of record as of the close of business on [ • ], 2010, the record date for the special meeting, are entitled to receive notice of and to vote at the special meeting. On the record date, approximately [ • ] shares of American common stock, held by approximately [ • ] stockholders of record, were outstanding and entitled to vote at the special meeting. You may vote all shares you own as of the close of business on the record date. All shares are entitled to one vote per share.

Most of American stockholders hold their shares through a broker, bank, trustee or other nominee rather than directly in their own names. As summarized below, there are some distinctions between shares held of record and those owned beneficially:

• STOCKHOLDER OF RECORD — If your shares are registered directly in your name with American’s transfer agent, Corporate Stock Transfer, then you are considered the stockholder of record of those shares and these proxy materials are being sent directly to you by Corporate Stock Transfer. As the stockholder of record, you have the right to grant a proxy or vote in person at the special meeting.

• BENEFICIAL OWNER — If your shares are held in a stock brokerage account or otherwise, by a broker, bank, trustee or other nominee, then you are considered to be the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by your broker, bank, trustee or other nominee who is considered the stockholder of record of those shares. As the beneficial owner, you have the right to direct your broker, bank, trustee, or other nominee on how to vote your shares. You are also invited to attend the special meeting. However, because you are not the stockholder of record, you may not vote these shares in person at the special meeting unless you first obtain a legal proxy from your broker, bank, trustee or other nominee holding your shares.

Q:	What vote of American stockholders is required in connection with the merger?

A:	The affirmative vote by the holders of a majority of the outstanding shares of American common stock on the record date for the special meeting is required to approve the agreement and plan of merger.

Q:	What if I do not vote or do not fully complete my proxy card?

A:	An abstention or failure to vote your shares with respect to the proposal to approve the agreement and plan of merger will have the same effect as a vote against the approval of the agreement and plan of merger. However, if the merger is completed, your American shares will be converted into the right to receive the merger consideration even if you do not vote. Abstentions and broker non-votes with respect to the proposal to approve the agreement and plan of merger will be counted as present or represented at the special meeting for purposes of determining whether a quorum exists at the American special meeting called for such purpose.

If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” approval of the agreement and plan of merger.

v

Q:	What is the effect of the voting and lockup agreements entered into with certain stockholders of American?

A:	Stockholders owning an aggregate of approximately 20.5% of American’s common stock entitled to vote at the special meeting have agreed with Hess to vote in favor of the merger at the special meeting, including if it is adjourned to a later date. These stockholders have also agreed with Hess to vote their shares against alternative transaction proposals and not to sell or transfer their shares. The voting and lockup agreements will terminate if the agreement and plan of merger is terminated. The stockholders who have entered into these voting and lockup agreements include Wayne P. Neumiller, Michael J. Neumiller and North Finn LLC, who account for an aggregate of approximately 6.3% of the shares eligible to vote at the special meeting. Additionally, Patrick D. O’Brien, our chief executive officer and the chairman of our board of directors, Andrew P. Calerich, our president and a director, Bobby G. Solomon, our vice-president, Economics and Financial Evaluation, Kendell V. Tholstrom, our manager of operations, Joseph B. Feiten, our chief financial officer, Nick DeMare, a director, C. Scott Hobbs, a director, and Jon R. Whitney, a director, have entered into the voting and lockup agreements in their capacities as stockholders of American. See “The Voting and Lockup Agreements” beginning on page 78.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this document, please submit your proxy by telephone or via Internet in accordance with the instructions set forth in the enclosed proxy card, or fill out, sign and date the proxy card and then mail your signed proxy card in the enclosed prepaid envelope, as soon as possible so that your shares may be voted at the special meeting. See “The Special Meeting” beginning on page 23.

Q:	If my shares are held in “street name” by my bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?

A:	You should instruct your bank, broker, trustee or other nominee to vote your shares. If you do not instruct your bank, broker, trustee or other nominee, your bank, broker, trustee or other nominee will not be able to vote your shares. Please check with your bank, broker, trustee or other nominee and follow the voting procedures your bank, broker, trustee or other nominee provides. Your bank, broker, trustee or other nominee will advise you whether you may submit voting instructions by telephone or via the Internet. See “The Special Meeting — Proxies” beginning on page 23.

Q:	When do you expect the merger to be completed?

A:	We currently expect to complete the merger in the fourth quarter of 2010. However, we cannot assure you when or if the merger will be completed. Among other things, the agreement and plan of merger must be approved by American stockholders at the special meeting.

Q:	What are the material United States federal income tax consequences of the merger to American stockholders?

A:	The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. Accordingly, U.S. holders (as defined herein) of American common stock generally will not recognize gain or loss on the receipt of Hess common stock in exchange for American common stock in the merger, except with respect to cash received in lieu of fractional shares of Hess common stock or the potential special cash dividend described in the section entitled “The Merger — Special Dividend.” For a discussion of the material U.S. federal income tax consequences of the special dividend, please see the section entitled “The Merger — Material United States Federal Income Tax Consequences.” American will not be required to complete the merger unless it receives a legal opinion to the effect that the merger will be treated as a “reorganization” for U.S. federal income tax purposes.

For a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders of American common stock, please see the section entitled “The Merger — Material United States Federal Income Tax Consequences” beginning on page 52.

Q:	May I change my vote after I have submitted a proxy?

A:	Yes. If you have not voted through your bank, broker, trustee or other nominee, there are three ways you can change your vote after you have submitted your proxy (whether by mail, telephone or the Internet):

• First, you may complete and submit a written notice to American at the address below:

American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265
Attention: Andrew P. Calerich, President

• Second, you may complete and submit a new proxy card or vote again by telephone or the Internet. Your latest vote actually received by American before the special meeting will be counted, and any earlier votes will be revoked.

• Third, you may attend the special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the special meeting without voting will not revoke any earlier proxy you may have given.

If you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions you receive from your bank, broker, trustee or other nominee to change or revoke your vote.

Q:	If I want to attend the special meeting, what do I do?

A:	You should come to [ • ] at [ • ] [a/p].m., local time, on [ • ], 2010. If you hold your shares in “street name,” you will need to bring proof of ownership (by means of a recent brokerage statement, letter from your bank or broker or similar means) to be admitted to the special meeting. Stockholders of record as of the record date for the special meeting can vote in person at the special meeting. If your shares are held in “street name,” then you are not the stockholder of record and you must ask your bank, broker, trustee or other nominee how you can vote at the special meeting.

Q:	Should I send in my stock certificates now?

A:	No. Shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to send your stock certificates to the exchange agent to receive the per share merger consideration. You should use the letter of transmittal to exchange your American common stock certificates for the per share merger consideration to which you are entitled as a result of the merger. Please do not send in your American stock certificates with your proxy card.

Q:	What if I cannot find my stock certificates?

A:	There will be a procedure for you to receive the merger consideration in the merger, even if you have lost one or more of your American stock certificates. This procedure, however, may take time to complete. To ensure that you will be able to receive the merger consideration promptly after the merger is completed, if you cannot locate your American common stock certificates after looking for them carefully, we urge you to contact American’s transfer agent, Corporate Stock Transfer, as soon as possible and follow the procedures they explain to you for replacing your American stock certificates. Corporate Stock Transfer can be reached at (303) 282-4800 or on their website at www.corporatestock.com, or you can write to them at the following address:

Transfer Agency
Corporate Stock Transfer
3200 Cherry Creek Drive South, Suite 430
Denver, Colorado 80209

Q:	Are there risks I should consider in deciding whether to vote for the agreement and plan of merger?

A:	Yes. We have set forth a non-exhaustive list of risk factors that you should consider carefully in connection with the merger. See “Risk Factors” beginning on page 17.

Q:	Can I dissent and require appraisal of my shares?

A:	American is organized under the laws of the State of Nevada. Under Nevada law, no holder of shares of American common stock is entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the NYSE Amex Equities and such holder will be entitled to shares of Hess common stock that will be listed on the New York Stock Exchange.

Q:	How will American stockholders receive the merger consideration?

A:	Following the merger, you will receive a letter of transmittal and instructions on how to obtain the merger consideration in exchange for your American common stock. You must return the completed letter of transmittal and surrender your American stock certificates as described in the instructions, and you will receive the merger consideration after the exchange agent receives your completed letter of transmittal, American stock certificates and/or such other documents as may be reasonably required by the exchange agent. See “The Merger — Exchange of American Stock Certificates and Distribution of the Merger Consideration” beginning on page 55.

Q:	Who can help answer my additional questions about the merger or voting procedures?

A:	If you have more questions about the merger, including the procedures for voting your shares, you should contact American’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
1-800-859-8509 (toll free) or 1-212-269-5550 (call collect)

If your broker holds your shares, then you should also contact your broker for additional information.

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that may be important to you. You should carefully read this entire document, including the appendices and the other documents to which this document refers you, for a more complete understanding of the matters being considered at the special meeting. In addition, we incorporate by reference into this document important business and financial information about Hess and American. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 91. Where applicable, each item in this summary includes a page reference directing you to a more complete description of that item. All references in this proxy statement/prospectus to dollars, $ or U.S.$ are to U.S. dollars.

The Merger (page 28)

Hess and American have agreed to a strategic business combination transaction whereby Hess and American will merge their businesses and American will become a wholly-owned subsidiary of Hess. The combination is structured as a merger in which a new wholly-owned subsidiary of Hess, which we refer to as Merger Sub, will be merged with and into American, with American continuing as a wholly-owned subsidiary of Hess.

American Stockholders Will Receive Shares of Hess Common Stock in the Merger (page 62)

If the merger is completed, each share of American common stock that you own will be exchanged for 0.1373 shares of Hess common stock.

Hess will not issue any fractional shares of Hess common stock in the merger. If you would be entitled to a fractional share of Hess common stock (after taking into account and aggregating all shares or fractional shares to which you are entitled), you will receive an amount in cash (without interest) determined by multiplying such fraction by the closing price of shares of Hess common stock on the last full trading day prior to the date of the effective time of the merger.

Based on the $53.30 closing price of shares of Hess common stock on July 27, 2010, the last trading day prior to the announcement of the merger, the offer would represent a value to American stockholders of approximately $7.32 per share, representing a premium of 9.4% over the closing price of $6.69 per share of American common stock on July 27, 2010. Hess expects to issue approximately 8.6 million shares of Hess common stock on a net settlement basis as merger consideration, which would result in American stockholders holding approximately 2.6% of the total outstanding shares of Hess common stock after the merger.

Comparative Market Prices and Share Information (page 15)

The table below sets forth the closing sale prices of shares of Hess common stock and American common stock as reported on the New York Stock Exchange Composite Tape and the NYSE Amex Equities Composite Tape, respectively, on July 27, 2010, the last trading day before the public announcement of the merger, and on November [ • ], 2010, the last practicable trading day before the distribution of this proxy statement/prospectus. The table also sets forth the equivalent pro forma sale price of American common stock on each of these dates, as determined by multiplying the applicable closing sale price of shares of Hess common stock on the New York Stock Exchange by the exchange ratio of 0.1373. The exchange ratio of 0.1373 of a share of Hess common stock is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Hess or American common stock changes. Therefore, the value of the merger consideration will depend on the market price of Hess common stock. The market price of Hess common stock will fluctuate prior to and after the merger, and could be greater or less than the market price of Hess common stock on July 27, 2010 or November [ • ], 2010. We urge you to obtain current market quotations for both shares of Hess common stock and American common stock.

American
	Hess	American	Common Stock
	Common Stock	Common Stock	Pro Forma Equivalent

July 27, 2010	$53.30	$6.69	$7.32
November [ • ], 2010	[ • ]	[ • ]	[ • ]

Special Dividend (page 57)

The agreement and plan of merger provides for a possible cash dividend to American stockholders to the extent of American’s positive working capital and subject to available cash. Working capital will be determined in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and is comprised of American’s current assets less current liabilities one business day prior to the closing date of the merger. Current liabilities also will include American’s transaction expenses and the amount required to be paid to terminate American’s office lease that expires in May 2013 if determined or, if not determined, the present value of the remaining obligations under American’s office lease. Current assets also will include land acquisition costs paid by American after the date of the agreement and plan of merger with the prior consent of Hess that were not already subject to existing contracts or outstanding offers as of the date of the agreement and plan of merger but will not include any cash or cash equivalents received by American in connection with the exercise of any American stock options or warrants from and after the date of the agreement and plan of merger. American continues to use working capital for drilling activities and other cash needs. Consequently, working capital is decreasing over time. Based on the expected time frame for completing the proposed merger, American projects that there will be no funds available for a dividend.

American’s Financial Advisor Has Delivered an Opinion to American’s Board of Directors that the Consideration to be Received in the Merger and the Special Dividend (if any) were Fair, from a Financial Point of View, to American Stockholders (page 40)

Tudor, Pickering, Holt & Co. Securities Inc., or Tudor Pickering, delivered a written opinion to American’s board of directors that as of the date of the agreement and plan of merger, and based upon and subject to the considerations and limitations set forth in its written opinion, its work described in its written opinion and other factors it deemed relevant, the consideration to be received by the holders of American common stock and the special dividend (if any), collectively, were fair from a financial point of view to such holders. American retained Tudor Pickering solely to provide its opinion. The full text of the written opinion of Tudor Pickering, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is included as Appendix C to this proxy statement/prospectus. Holders of American common stock should read the opinion completely and carefully for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Tudor Pickering provided its opinion for the information of American’s board of directors in connection with its evaluation of the merger. Tudor Pickering’s opinion is not intended to be and does not address any other aspect of the proposed merger or constitute a recommendation as to how any holder of American common stock should vote or act with respect to the merger or any other matter. Pursuant to an engagement letter dated July 19, 2010 between American and Tudor Pickering, American agreed to pay Tudor Pickering a fee payable upon delivery of the opinion. American also agreed to pay Tudor Pickering a transaction fee payable upon completion of the merger.

Material United States Federal Income Tax Considerations to Holders of American Common Stock (page 52)

The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, U.S. holders of American common stock generally will not recognize gain or loss on the receipt of Hess common stock in exchange for American common stock in the merger, except with respect to cash received in lieu of fractional shares of Hess common stock or the potential special cash dividend described in the section entitled “The Merger — Special Dividend.” For a discussion of the material U.S. federal income tax consequences of the special dividend, please see the section entitled “The Merger — Material United States Federal Income Tax Consequences.” American will not be required to complete the merger unless it receives a legal opinion to the effect that the merger will be treated as a “reorganization” for U.S. federal income tax purposes.

For a more detailed discussion of the U.S. federal income tax consequences of the merger to U.S. holders of American common stock, please see the section entitled “The Merger — Material United States Federal Income Tax Consequences.”

Holders of American Common Stock Do Not Have Appraisal or Dissenters’ Rights in the Merger (page 61)

American is organized under the laws of the State of Nevada. Under Nevada law, no holder of shares of American common stock is entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the NYSE Amex Equities and such holder will be entitled to shares of Hess common stock that will be listed on the New York Stock Exchange.

American’s Board of Directors Unanimously Recommends that You Vote “FOR” the Approval of the Agreement and Plan of Merger (page 26)

American’s board of directors has determined that the agreement and plan of merger and the strategic business combination contemplated thereby are advisable and in the best interests of American stockholders and has unanimously approved and adopted the agreement and plan of merger. American’s board of directors unanimously recommends that American stockholders vote “FOR” the approval of the agreement and plan of merger. For the factors considered by American’s board of directors in reaching its decision to approve the agreement and plan of merger, see “The Merger — American’s Reasons for the Merger” beginning on page 36.

American’s Executive Officers and Directors Have Financial and Other Interests in the Merger that are in Addition to and/or Different from Your Interests (page 49)

The members of American’s board of directors and American’s executive officers have financial interests in the merger that are in addition to, and/or different from, your interests. The independent members of American’s board of directors were aware of these additional and/or differing interests and potential conflicts and considered them, among other matters, in evaluating, negotiating and approving the agreement and plan of merger. These interests include the following:

•	At the effective time of the merger, restricted stock held by American employees, including executive officers of American and directors of American, will vest and will thereafter be converted into the merger consideration in the same manner as other American common stock.

•	American has granted to Don E. Schroeder, American’s Vice President, Land, 8,000 restricted shares of American common stock that will be issued upon a change in control of American and will, at the effective time of the merger, vest and thereafter be converted into Hess common stock in the same manner as other American common stock.

•	Immediately prior to the effective time of the merger, unvested stock options held by American employees, including certain executive officers of American, will become fully exercisable and any stock option held by certain executive officers and directors of American that is in-the-money as of the effective time of the merger and that is not exercised prior to the effective time of the merger will be entitled to receive a number of shares of Hess common stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of American common stock issuable upon the exercise of the relevant stock option multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger over (II) the exercise price per share of the applicable stock option, by (2) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger.

•	Hess has agreed to provide certain severance payments to American’s employees, including current executive officers of American, who are employed immediately prior to the effective time of the merger and who remain employed with the surviving entity, equal to any such employee’s monthly base salary immediately prior to such termination for an aggregate period of six months, following any involuntary termination of any such employee’s employment without cause within the 12-month period following the effective date of the merger, subject to certain conditions. Any employee who is a party to a written agreement with American (which includes all executive officers) providing for six months of severance pay will receive severance in accordance with the employment agreement.

•	Hess has agreed to offer to American’s employees, including current executive officers of American, selected by Hess, who are employed immediately prior to the effective time of the merger and who remain employed with the surviving entity, an additional month of base salary as severance pay for each full calendar month such employee remains continuously employed by Hess immediately following the calendar month of the closing of the merger, up to six additional months of severance pay.

•	The agreement and plan of merger provides for director and officer indemnification arrangements for each of American’s directors and executive officers who are currently covered by American’s indemnification arrangements and a directors’ and officers’ liability insurance policy that will continue for six years following completion of the merger.

•	American’s and Hess’ boards of directors have agreed to take steps to exempt from short-swing liability under Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, any dispositions of American’s common stock by directors, executive officers and principal stockholders who are subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to American.

Your Rights as a Holder of Hess Common Stock Will Be Different from Your Rights as a Holder of American Common Stock (page 80)

The conversion of your shares of American common stock into shares of Hess common stock in the merger will result in changes from your current rights as an American stockholder to your rights as a Hess stockholder. Your rights as an American stockholder generally are governed by the laws of the State of Nevada, including the Nevada Revised Statutes, or NRS, and American’s organizational documents. But your rights as a Hess stockholder generally will be governed by the laws of the State of Delaware, including the General Corporation Law of the State of Delaware, or DGCL, and Hess’ organizational documents.

Board of Directors and Management of Hess Following Completion of the Merger (page 55)

The composition of Hess’ board of directors and management is not anticipated to change in connection with the completion of the merger.

The Companies (page 27)

Hess Corporation
1185 Avenue of the Americas
New York, New York 10036
(212) 997-8500

Hess is a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in Algeria, Australia, Azerbaijan, Brazil, Colombia, Denmark, Egypt, Equatorial Guinea, Gabon, Ghana, Indonesia, Libya, Malaysia, Norway, Peru, Russia, Thailand, the United Kingdom and the United States. The majority of Hess’ capital employed is in exploration and production and almost all of Hess’ capital expenditures are spent in the exploration for, and the development and production of, crude oil and natural gas.

Refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petróleos de Venezuela S.A. (PDVSA). The HOVENSA refinery, which is one of the world’s largest with a crude oil processing capacity of approximately 500,000 barrels of oil per day (BPD), produces high-quality, clean-burning fuel oils, gasoline and other petroleum products. Hess also has a 70,000 BPD fluid catalytic cracking facility in Port Reading, New Jersey which mostly produces gasoline and heating oil. Hess’ strategically placed terminals provide it with extensive storage capacity on the East Coast of the United States, through which Hess distributes HESS products to customers from Massachusetts to Florida. Hess markets refined petroleum products, natural gas and electricity to wholesale distributors, industrial and commercial users, other petroleum companies, governmental agencies and public utilities. Hess also markets refined petroleum products to the motoring public through approximately 1,350 HESS brand retail gasoline and convenience store outlets.

Additional information about Hess and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

Hess Investment Corp.
c/o Hess Corporation
1185 Avenue of the Americas
New York, New York 10036
(212) 997-8500

Merger Sub is a newly-formed corporation organized under the laws of State of Nevada and a direct wholly-owned subsidiary of Hess. Merger Sub was formed exclusively for the purpose of completing the merger. At the effective time of the merger, Merger Sub will merge with and into American and the separate corporate existence of Merger Sub will terminate.

American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265
(303) 991-0173

American is an independent oil and gas exploration and production company, engaged in acquiring oil and gas mineral leases and the exploration and development of crude oil and natural gas reserves and production in the US Rocky Mountain region. American’s management team has focused on building large acreage positions in the Rocky Mountain region and performing initial drilling and completion activities in an attempt to establish commercial production in these areas. American’s operations are focused primarily in its Goliath Bakken and Three Forks Project located in the Williston Basin in North Dakota where American currently controls approximately 85,000 net acres.

Additional information about American and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

The Special Meeting of American Stockholders (page 23)

The American special meeting will be held on [ • ], 2010, at [ • ] [a/p].m., local time, at [ • ], unless adjourned or postponed to a later date. At the American special meeting, American stockholders will be asked:

1.	To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 27, 2010, by and among Hess, Merger Sub and American, pursuant to which American will become a wholly-owned subsidiary of Hess;

2.	To approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger; and

3.	To consider and vote upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Record Date.  Each American stockholder may cast one vote at the special meeting for each share of American common stock that such stockholder owned at the close of business on [ • ], 2010, the record date. At that date, there were [ • ] shares of American common stock entitled to be voted at the special meeting.

As of the record date, directors and executive officers of American and their affiliates owned (directly or indirectly) and had the right to vote approximately [ • ] shares of American common stock, representing approximately [ • ]% of the shares of American common stock entitled to be voted at the special meeting.

Required Vote.  For the agreement and plan of merger to be approved by American’s stockholders, the affirmative vote by the holders of a majority of the outstanding shares of American common stock on the record date at the special meeting is required. We urge you to vote.

The Voting and Lockup Agreements (page 78)

Stockholders owning an aggregate of approximately 20.5% of American’s common stock entitled to vote at the special meeting have agreed with Hess to vote in favor of the merger at the special meeting, including if it is adjourned to a later date. These stockholders have also agreed with Hess to vote their shares against alternative transaction proposals and not to sell or transfer their shares. The voting and lockup agreements will terminate if the agreement and plan of merger terminates. The stockholders who have entered into these voting and lockup agreements include Wayne P. Neumiller, Michael J. Neumiller and North Finn LLC, who account for an aggregate of approximately 6.3% of the shares eligible to vote at the special meeting. Additionally, Patrick D. O’Brien, American’s chief executive officer and the chairman of American’s board of directors, Andrew P. Calerich, American’s president and a director of American, Bobby G. Solomon, American’s vice-president, Economics and Financial Evaluation, Kendell V. Tholstrom, American’s manager of operations, Joseph B. Feiten, American’s chief financial officer, Nick DeMare, a director of American, C. Scott Hobbs, a director of American, and Jon R. Whitney, a director of American, have entered into the voting and lockup agreements in their capacities as stockholders of American. The form of voting and lockup agreement is attached as Appendix B to this proxy statement/prospectus.

Hess Stockholder Approval

Hess stockholders are not required to approve the agreement and plan of merger or the use of shares of Hess common stock as part of the merger consideration.

The Agreement and Plan of Merger (page 62)

The agreement and plan of merger is described beginning on page 62 and is included as Appendix A to this proxy statement/prospectus. We urge you to read the agreement and plan of merger in its entirety because it is the legal document governing the merger.

Completion of the Merger is Subject to Conditions (page 73)

The respective obligations of Hess and American to complete the merger are subject to the satisfaction or waiver of various conditions, including the approval of the agreement and plan of merger by American stockholders, the absence of any legal restraint on the completion of the merger, obtaining necessary consents and the listing on the New York Stock Exchange of the shares of Hess common stock to be issued in the merger. In addition, the obligation of Hess to complete the merger is subject to the satisfaction or waiver of certain additional conditions, including the accuracy of American’s representations and warranties, the performance or compliance with all agreements and covenants required to be performed by American prior to the closing of the merger, the absence of legal proceedings seeking to restrain or prevent the merger and the absence of a material adverse effect on American since the date of the agreement and plan of merger. The obligation of American to complete the merger is also subject to the satisfaction or waiver of certain additional conditions, including the accuracy of Hess’ representations and warranties, the performance or compliance with all agreements and covenants required to be performed by Hess prior to the closing of the merger, the receipt by American of an opinion to the effect that the merger will be treated as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code and the absence of a material adverse effect on Hess since the date of the agreement and plan of merger. Although it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

The Agreement and Plan of Merger May Be Terminated under Certain Circumstances (page 74)

The agreement and plan of merger may be terminated at any time before the completion of the merger, notwithstanding the approval of the agreement and plan of merger by American stockholders, in any of the following circumstances:

•	by mutual written consent of Hess and American; or

•	by either Hess or American if:

•	any governmental entity has issued, enacted, entered, promulgated or enforced any law, order or injunction (that is final and nonappealable and that has not been vacated, withdrawn or overturned) or taken any other action restraining, enjoining or otherwise prohibiting the merger or making it illegal;

•	the merger has not been completed by January 31, 2011, although neither Hess nor American may terminate the agreement and plan of merger for this reason if its breach of any obligation under the agreement and plan of merger has resulted in the failure of the merger to occur by that date; or

•	if American stockholders do not vote to approve the agreement and plan of merger at a stockholder meeting in which a quorum is present and such vote is taken; or

•	by Hess if:

•	American has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform would result in a failure of certain conditions to Hess’ obligation to complete the merger and which breach is not curable or, if curable, is not cured within 30 days after written notice of the breach is given by Hess to American, provided Hess is not in breach of the agreement and plan of merger;

•	American has breached its obligations under the section of the agreement and plan of merger imposing restrictions on the solicitation of alternative proposals, including its obligation to notify Hess of an alternative proposal;

•	American enters into an agreement or letter of intent (other than certain permitted confidentiality agreements) with respect to certain alternative transactions; or

•	(i) American’s board of directors fails to recommend the agreement and plan of merger with Hess, fails to include its recommendation that American stockholders approve the agreement and plan of merger in the proxy statement relating to the American special meeting or makes a change in recommendation in any manner adverse to Hess (including by failing to reconfirm the board of directors’ recommendation within three business days of a request to do so by Hess) or (ii) American’s board of directors shall have authorized, endorsed, approved or publicly recommended an alternative transaction; or

•	by American if:

•	Hess has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform would result in a failure of certain conditions to American’s obligation to complete the merger and which breach is not curable or, if curable, is not cured within 30 days after written notice of the breach is given by American to Hess, provided, that American is not in breach of the agreement and plan of merger; or

•	prior to the approval of the agreement and plan of merger by American stockholders, American’s board of directors authorizes American to enter into a definitive agreement concerning a transaction that constitutes a superior alternative proposal and American pays all fees and expenses required to be paid under the agreement and plan of merger as a result of such termination; provided, that American has complied in all material respects with, and the alternative proposal did not otherwise result from a breach of, the section of the agreement and plan of merger imposing restrictions on the solicitation of alternative proposals, including its obligation to notify Hess of the alternative proposal and give Hess three business days to revise the agreement and plan of merger so that the alternative proposal is no longer superior.

American May Be Required to Pay a Termination Fee under Certain Circumstances (page 75)

American has agreed to pay Hess a termination fee of $13.5 million, reimburse Hess’ transaction expenses up to $2.25 million and pay all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American if the agreement and plan of merger is terminated by Hess because either:

•	American enters into an agreement or letter of intent (other than certain permitted confidentiality agreements) with respect to certain alternative transactions; or

•	(i) American’s board of directors fails to recommend the agreement and plan of merger with Hess, fails to include its recommendation that American stockholders approve the agreement and plan of merger in the proxy statement relating to the American special meeting or makes a change in recommendation in any manner adverse to Hess (including by failing to reconfirm the board of directors’ recommendation within three business days of a request to do so by Hess) or (ii) American’s board of directors shall have authorized, endorsed, approved or publicly recommended an alternative transaction.

American has agreed to reimburse Hess’ transaction expenses up to $2.25 million and, if within twelve months after the termination of the agreement and plan of merger American either consummates an alternative transaction or enters into a definitive agreement with respect to an alternative transaction, to pay Hess a termination fee of $13.5 million and all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American, if the agreement and plan of merger is terminated:

•	by either Hess or American because the merger is not completed by January 31, 2011 and (i) a vote of American stockholders to approve the agreement and plan of merger has not occurred and (ii) a proposal with respect to an alternative transaction has been publicly announced (or any third party shall have communicated an intention to propose an alternative transaction) prior to termination of the agreement and plan of merger;

•	by either Hess or American because American stockholders fail to approve the agreement and plan of merger at the stockholders’ meeting called for that purpose, if a proposal with respect to an alternative transaction has been publicly announced (or any third party shall have communicated an intention to propose an alternative transaction) prior to the date of such meeting;

•	by Hess because American’s representations or warranties fail to be true and correct or American has breached any covenant or other agreement to be performed by it, which breach or failure to be true and correct resulted in a failure of certain conditions to Hess’ obligation to complete the merger and which breach is not curable or, if curable, is not cured within 30 days after written notice of the breach is given by Hess to American, provided Hess is not in breach of the agreement and plan of merger; or

•	by Hess because American has breached its obligations under the section of the agreement and plan of merger imposing restrictions on the solicitation of alternative proposals, including its obligation to notify Hess of an alternative proposal.

In addition, American has agreed to pay all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American in addition to reimbursing Hess’ transaction expenses up to $2.25 million if the agreement and plan of merger is terminated by Hess because American willfully has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements, which breach or failure to perform resulted in a failure of certain conditions to Hess’ obligation to complete the merger and which breach is not curable or, if curable, is not cured within 30 days after written notice of the breach is given by Hess to American, provided Hess is not in breach of the agreement and plan of merger.

Regulatory Approvals Required for the Merger (page 55)

It is a condition to the closing of the merger that Hess and American obtain all applicable authorizations, consents and approvals of all relevant governmental entities in connection with the merger. Based on a review of information available relating to the businesses in which Hess and American are engaged, Hess and American believe that the completion of the merger will not require any filings or approvals with respect to the antitrust laws of the United States. However, there can be no assurance that the merger will not be challenged on antitrust or other regulatory grounds, or that Hess and American would defeat any such challenge should it arise.

Litigation Relating to the Merger (page 57)

American, the members of American’s board of directors, Hess and Merger Sub are named as defendants in a number of putative class action lawsuits brought by certain American stockholders challenging American’s proposed merger with Hess. The lawsuits were filed in state and federal courts in Colorado and in state courts in Nevada. The lawsuits seek to certify a class of all American stockholders (excluding defendants and affiliated persons or entities), and generally allege, among other things, that the members of American’s board of directors, aided and abetted by American and Hess, breached their fiduciary duties to American’s stockholders by entering into the agreement and plan of merger for the sale of American to Hess for allegedly inadequate consideration and pursuant to an allegedly inadequate process. The lawsuits seek, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms or to rescind the merger to the extent already implemented. On November 12, 2010, certain plaintiffs, on behalf of themselves and a proposed settlement class consisting of all record holders or beneficial owners of American common stock from July 27, 2010 through and including the earlier of the date of the consummation of the proposed merger or the date of the termination of the agreement and plan of merger. (the “Proposed Settlement Class”), entered into a Stipulation and Agreement of Settlement and Release (the “Stipulation of Settlement”) with the defendants to fully and finally resolve the Proposed Settlement Class members’ claims challenging the proposed merger.

Debt Financing (page 59)

In connection with the merger, Hess entered into a senior secured credit agreement with American, dated as of August 27, 2010, pursuant to which Hess agreed to provide American with a $30.0 million revolving credit facility to help finance American’s planned exploration and production activities and other working capital needs through the effective date of the merger. On November 11, 2010, the senior secured credit agreement was amended (the senior secured credit agreement, as amended, the “Credit Agreement”) to increase the amount of the revolving credit facility to $45.0 million to meet American’s ongoing working capital needs.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HESS

The following table sets forth certain selected historical consolidated financial, operating and reserve data of Hess. The financial information as of and for each of the years in the five year period ended December 31, 2009 has been derived from the audited consolidated financial statements of Hess for those periods. The financial information as of and for the nine month periods ended September 30, 2010 and 2009 has been derived from the unaudited interim consolidated financial statements of Hess and the notes thereto for those periods. Hess’ management believes that these interim unaudited financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited financial statements of Hess, including the notes thereto, filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

	Nine Months Ended
	September 30,				Year Ended December 31,
	2010		2009*		2009*		2008*		2007*		2006*		2005*
	(Millions of dollars, except per share amounts and per unit data)

Sales and other operating revenues	$24,855		$20,936		$29,614		$41,134		$31,727		$28,176		$22,831

Net income attributable to Hess Corporation	$2,067	(a)	$382	(b)	$740	(c)	$2,360	(d)	$1,832	(e)	$1,920	(f)	$1,226	(g)
Less: Preferred stock dividends	—		—		—		—		—		44		48

Net income applicable to Hess Corporation common stockholders	$2,067		$382		$740		$2,360		$1,832		$1,876		$1,178

Earnings per share:**
Basic	$6.36		$1.18		$2.28		$7.35		$5.86		$6.75		$4.32
Diluted	$6.31		$1.17		$2.27		$7.24		$5.74		$6.08		$3.93
Total assets	$33,485		$28,437		$29,465		$28,589		$26,131		$22,442		$19,158
Total debt	5,584		4,379		4,467		3,955		3,980		3,772		3,785
Total equity	15,828		13,007		13,528		12,391		10,000		8,376		6,469
Dividends per share of common stock**	$.30		$.30		$.40		$.40		$.40		$.40		$.40
Operating Data:
Average daily production:
Crude oil (thousands of barrels per day)	288		277		279		252		260		242		228
Natural gas liquids (thousands of barrels per day)	17		14		14		14		15		15		16
Natural gas (thousands of mcf per day)	672		687		690		689		613		612		544
Barrels of oil equivalent (thousands per day)***	417		406		408		381		377		359		335
Average realized price:
Crude oil — per barrel	$64.44		$47.09		$51.62		$82.04		$63.44		$55.31		$33.38
Natural gas liquids — per barrel	48.84		33.90		38.47		67.61		53.72		46.59		38.08
Natural gas — per mcf	5.74		4.74		4.85		7.17		5.60		5.50		5.65
Proved reserves:
Crude oil & natural gas liquids (millions of barrels)	N/A		N/A		967		970		885		832		692
Natural gas (millions of mcf)	N/A		N/A		2,821		2,773		2,668		2,466		2,406
Total barrels of oil equivalent (millions of barrels)***	N/A		N/A		1,437		1,432		1,330		1,243		1,093

*	Reflects the retrospective adoption of a new accounting standard for noncontrolling interests in consolidated subsidiaries effective January 1, 2009.

**	Per share amounts in all periods reflect the 3-for-1 stock split on May 31, 2006.

***	Reflects natural gas reserves converted on the basis of relative energy content (six mcf equals one barrel). Barrel of oil equivalence does not necessarily result in price equivalence as the equivalent price of natural gas on a barrel of oil equivalent basis has been substantially lower than the corresponding price for crude oil over the recent past.

(a)	Includes net after-tax income of $776 million relating to gains on asset dispositions, partially offset by charges for an asset impairment and premiums on bond repurchases.

(b)	Includes net after-tax income of $41 million relating to resolution of the United States royalty dispute, partially offset by charges for asset impairments, retirement benefits and employee severance.

(c)	Includes after-tax expenses totaling $104 million relating to bond repurchases, retirement benefits, employee severance costs and asset impairments, partially offset by after-tax income totaling $101 million principally relating to resolution of a United States royalty dispute.

(d)	Includes after-tax expenses totalling $26 million primarily relating to asset impairments and hurricanes in the Gulf of Mexico.

(e)	Includes net after-tax expenses of $75 million primarily relating to asset impairments, estimated production imbalance settlements and a charge for MTBE litigation, partially offset by income from LIFO inventory liquidations and gains from asset sales.

(f)	Includes net after-tax income of $173 million primarily from sales of assets, partially offset by income tax adjustments and accrued leased office closing costs.

(g)	Includes net after-tax expenses of $37 million primarily relating to income taxes on repatriated earnings, premiums on bond repurchases and hurricane related expenses, partially offset by gains from asset sales and a LIFO inventory liquidation.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AMERICAN

The following table sets forth certain selected consolidated financial, operating and reserve information of American. The financial information as of and for each of the years in the five year period ended December 31, 2009 has been derived from the audited consolidated financial statements of American for those periods. The financial information as of and for the nine month periods ended September 30, 2010 and 2009 has been derived from the unaudited interim consolidated financial statements of American and the notes thereto for those periods. American’s management believes that these interim unaudited financial statements have been prepared on a basis consistent with its audited financial statements and include all normal and recurring adjustments necessary for a fair presentation of the results for each interim period. The information presented below is only a summary and should be read in conjunction with the respective audited and unaudited financial statements of American, including the notes thereto, filed with the SEC and incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

	Nine Months Ended September 30,				Year Ended December 31,
	2010		2009		2009		2008		2007	2006		2005
	(In thousands, except per share amounts and realized prices)

Sales and other operating revenues
Production Revenues	$8,084		$1,286		$1,885		$2,895		$1,957	$2,257		$4,691
Service fee and other revenues	—		—		—		—		12	1,530		—

Total sales and other operating revenues	$8,084		$1,286		$1,885		$2,895		$1,969	$3,787		$4,691

Net income (loss) attributable to American Oil & Gas Inc.	$27,661	(a)	$(8,892	)(b)	$(10,341	)(b)	$(23,532	)(c)	$(2,743)	$1,211	(d)	$1,033
Less: Preferred stock dividends	—		—		—		(328)		(603)	(1,080)		(479)
Deemed dividends on warrant extensions	—		—		—		(300)		(450)	—		—

Net income (loss) applicable to
American Oil & Gas Inc. common stockholders	$27,661		$(8,892)		$(10,341)		$(24,160)		$(3,796)	$131		$554

Earnings (loss) per share:
Basic	$0.46		$(0.18)		$(0.21)		$(0.51)		$(0.09)	$—		$0.02
Diluted	$0.45		$(0.18)		$(0.21)		$(0.51)		$(0.09)	$—		$0.02
Total assets	$151,146		$56,200		$84,772		$67,389		$88,091	$69,136		$45,775
Total equity	126,311		54,574		83,303		62,568		84,877	62,088		42,331
Operating Data:
Total production for the period:
Crude oil (barrels)	119		14		20		19		17	35		79
Natural gas (mcf)	68		183		223		173		140	48		60
Barrels of oil equivalent*	131		45		57		48		41	43		89
Average realized price:
Crude oil — per barrel	$64.25		$46.87		$52.75		$86.96		$64.11	$54.79		$53.89
Natural gas — per mcf	6.06		3.42		3.72		7.06		6.09	7.53		7.31
Proved reserves:
Crude oil and natural gas liquids (barrels)	N/A		N/A		148		87		150	92		555
Natural gas (mcf)	N/A		N/A		957		1,147		1,307	810		378
Total barrels of oil equivalent*	N/A		N/A		307		278		368	227		618

*	Reflects natural gas reserves converted on the basis of relative energy content (six mcf equals one barrel). Barrel of oil equivalence does not necessarily result in price equivalence as the equivalent price of natural gas on a barrel of oil equivalent basis has been substantially lower than the corresponding price for crude oil over the recent past.

(a)	Includes a pre-tax gain of $36,400,000 related to the sale of assets.

(b)	Includes pre-tax expenses totaling $4,516,000 related to asset impairments.

(c)	Includes pre-tax expenses totaling $5,066,000 relating to asset impairments.

(d)	Includes net pre-tax expenses totaling $19,480,000 relating to asset and goodwill impairments, partially offset by a gain related to the sale of assets.

(e)	Includes pre-tax expenses of $4,360,000 relating to asset impairments.

COMPARATIVE PER SHARE DATA

The following tables present, as of the dates and for the periods indicated, selected historical and unaudited pro forma combined per share financial information of Hess and American. You should read this information in conjunction with, and the information is qualified in its entirety by, the respective audited and unaudited consolidated financial statements and accompanying notes of Hess and American incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91. Selected historical financial data of Hess and American is also included in this proxy statement/prospectus. See “Selected Historical Consolidated Financial Data of Hess” beginning on page 10 and “Selected Historical Consolidated Financial Data of American” on page 12.

The unaudited pro forma amounts in the tables below are presented for informational purposes only. You should not rely on the unaudited pro forma combined or unaudited pro forma equivalent amounts as being necessarily indicative of the financial position or results of operations of Hess or American that would have actually occurred had the transaction been effective during the periods presented or of the future financial position or results of operations of Hess or American. The combined financial information as of or for the periods presented may have been different had the transaction actually been effective as of or during those periods. The unaudited pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.

Hess Historical and Unaudited Pro Forma Common Share Data

The following table presents the earnings per share, dividends per share and book value per share with respect to Hess on a historical basis and unaudited pro forma combined basis giving effect to the transaction as of January 1, 2009. The unaudited pro forma combined per share information of Hess is derived from the audited financial statements as of and for the year ended December 31, 2009, and the unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2010, of both Hess and American. The Hess unaudited pro forma combined amounts are presented on the acquisition method of accounting assuming that 0.1373 shares of Hess common stock had been issued for each outstanding share of American common stock. The acquisition method of accounting is governed by the accounting standard on business combinations which generally requires assets acquired and liabilities assumed to be recognized at their acquisition date fair values. The unaudited pro forma per share information shown below is based on preliminary estimates of fair value. The unaudited pro forma per share information also includes the estimated effect of converting American’s financial information, which is presented in its historical financial statements on the full cost method of accounting for oil and gas activities, to the successful efforts method of accounting used by Hess. The Hess unaudited pro forma combined amounts do not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger related costs, or other factors that may result as a consequence of the merger and, accordingly, do not attempt to predict or suggest future results.

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009

Basic Earnings Per Share:
Hess historical	$6.36	$2.28
Hess pro forma combined	6.20	2.22
Diluted Earnings Per Share:
Hess historical	6.31	2.27
Hess pro forma combined	6.17	2.21
Dividends Per Share:
Hess historical	0.30	0.40
Hess pro forma combined(1)	0.30	0.40
Book Value Per Share at Period End:
Hess historical(2)	48.18	41.34
Hess pro forma combined(3)	48.77	42.11

(1)	Equal to Hess’ historical dividend as no change in dividend policy is expected as a result of the merger.

(2)	Historical book value per share is calculated by dividing stockholders’ equity by the number of shares of Hess common stock outstanding at the end of the period.

(3)	Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma combined number of shares of Hess common stock outstanding at the end of the period.

American Historical and Unaudited Pro Forma Equivalent Share Data

The following table presents the earnings per share, dividends per share and book value per share with respect to American on a historical basis and unaudited pro forma equivalent basis. The unaudited pro forma equivalent amounts attributable to American common stock are calculated by multiplying the corresponding Hess unaudited pro forma combined earnings, dividends and book value per share (which is described and presented under “— Hess Historical and Unaudited Pro Forma Common Share Data” beginning on page 13) by a stock merger consideration exchange ratio of 0.1373 shares of Hess common stock.

	Nine Months Ended	Year Ended
	September 30, 2010	December 31, 2009

Basic Earnings Per Share:
American historical	$0.46	$(0.21)
American pro forma equivalent(2)	0.85	0.31
Diluted Earnings Per Share:
American historical	0.45	(0.21)
American pro forma equivalent(2)	0.85	0.30
Dividends Per Share:
American historical	—	—
American pro forma equivalent(2)	0.04	0.05
Book Value Per Share at Period End:
American historical(1)	2.07	1.46
American pro forma equivalent(2)	6.70	5.78

(1)	Historical book value per share is calculated by dividing stockholders’ equity by the number of American common shares outstanding at the end of the period.

(2)	Amounts are calculated by multiplying the Hess unaudited pro forma combined per share amounts by the exchange ratio of 0.1373.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Shares of Hess common stock are listed on the New York Stock Exchange under the trading symbol “HES.” American’s common stock is listed on the NYSE Amex Equities under the trading symbol “AEZ.” The following table sets forth, for the respective calendar year and quarters indicated, the high and low sale prices per share of Hess common stock and American common stock.

	Hess		American
	Common Stock*		Common Stock*
	High	Low	High	Low

Year Ended December 31, 2009	$69.74	$46.33	$4.50	$0.50
Quarterly for 2009:
First Quarter	66.84	49.28	1.15	0.50
Second Quarter	69.74	49.72	1.59	0.65
Third Quarter	57.83	46.33	2.05	0.79
Fourth Quarter	62.18	51.41	4.50	1.81
Quarterly for 2010:
First Quarter	66.49	55.89	7.00	3.72
Second Quarter	66.22	48.70	7.74	4.10
Third Quarter	59.79	48.71	8.18	5.79
Fourth Quarter (through November 11, 2010)	71.99	59.23	9.84	8.09

*	Source: Bloomberg

The table below sets forth the high and low sale prices for each of the respective calendar months indicated for shares of Hess common stock and American common stock.

	Hess		American
	Common Stock*		Common Stock*
	High	Low	High	Low

May 2010	64.62	49.50	7.74	4.10
June 2010	57.45	48.70	7.30	5.95
July 2010	54.74	48.71	7.33	5.79
August 2010	56.59	49.60	7.73	6.73
September 2010	59.79	51.18	8.18	6.94
October 2010	64.68	59.23	8.84	8.09
November 2010 (through November 11, 2010)	71.99	63.72	9.84	8.67

*	Source: Bloomberg

The table below sets forth the closing sale prices of shares of Hess common stock and American common stock as reported on the New York Stock Exchange Composite Tape and the NYSE Amex Equities Composite Tape, respectively, on July 27, 2010, the last trading day before the public announcement of the merger, and on November [ • ], 2010, the last practicable trading day before the distribution of this proxy statement/prospectus. The table also sets forth the equivalent pro forma sale price of American common stock on each of these dates, as determined by multiplying the applicable closing sale price of shares of Hess common stock on the New York Stock Exchange by the exchange ratio of 0.1373. The exchange ratio of 0.1373 of a share of Hess common stock is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Hess or American common stock changes. Therefore, the value of the merger consideration will depend on the market price of Hess common stock at the time American stockholders receive Hess common stock in the merger. The market price of Hess common stock will fluctuate prior to the merger, and the market price of Hess common stock when received by American stockholders after the merger is completed could be greater or less than the market price of Hess common stock on July 27, 2010 or November [ • ], 2010. We urge you to obtain current market quotations for both shares of Hess common stock and American common stock.

American
	Hess	American	Common Stock
	Common Stock	Common Stock	Pro Forma Equivalent

July 27, 2010	$53.30	$6.69	$7.32
November [ • ], 2010	[ • ]	[ • ]	[ • ]

The table below sets forth the dividends declared per share of Hess common stock and per share of American common stock for the respective calendar year and quarters indicated.

	Declared Dividends
	Hess	American

Year Ended December 31, 2009	$0.40	$—
Quarterly for 2009:
First Quarter	0.10	—
Second Quarter	0.10	—
Third Quarter	0.10	—
Fourth Quarter	0.10	—
Quarterly for 2010:
First Quarter	0.10	—
Second Quarter	0.10	—
Third Quarter	0.10	—

RISK FACTORS

In addition to the other information included or incorporated by reference in this proxy statement/prospectus, you should carefully consider the matters described below relating to the proposed merger in deciding whether to vote for approval of the agreement and plan of merger. Although Hess and American believe that the matters described below cover the material risks related to the merger that are currently known or reasonably foreseeable, they may not contain all of the information that is important to you in evaluating the merger. Accordingly, we urge you to read this entire proxy statement/prospectus, including the appendices and the information included or incorporated by reference in this document. Please also refer to the additional risk factors identified in the periodic reports and other documents of Hess and American incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

The price of Hess common stock might decline, which would decrease the value of the merger consideration to be received by American stockholders in the merger.

The market price of Hess common stock may vary significantly from the price on the date of the agreement and plan of merger or from the price on the date of the American special meeting. Upon completion of the merger, American stockholders will be entitled to receive 0.1373 shares of Hess common stock for each share of American common stock that they own. The exchange ratio is fixed and will not be adjusted for changes in the stock prices of either company before the merger is completed. As a result, any changes in the market price of Hess common stock will have a corresponding effect on the market value of the merger consideration. Neither party, however, has a right to terminate the agreement and plan of merger based on changes in the market price of Hess or American common stock.

Stock price changes may result from a variety of factors that are beyond the control of Hess and American, including:

•	market reaction to the announcement of the merger and market assessment of the likelihood of the merger being consummated;

•	changes in the respective businesses, operations or prospects of Hess or American, including their respective ability to meet earnings estimates;

•	governmental or litigation developments or regulatory considerations affecting Hess or American or the oil and gas industry;

•	general business, market, industry or economic conditions;

•	the worldwide supply/demand balance for oil and gas and the prevailing commodity price environment; and

•	other factors beyond the control of Hess and American, including those described elsewhere in, or incorporated by reference into, this “Risk Factors” section.

At the American special meeting, American stockholders will not know the exact value of Hess common stock that will be issued in the merger.

The date when the merger is completed will be later than the date of the American special meeting. Therefore, when you vote on the approval of the agreement and plan of merger, you will know the market price of Hess common stock as of that date, but you will not know the future market prices of Hess common stock when the merger is completed or at any time thereafter. The value of Hess common stock you will receive in the merger will depend on the market price of such Hess common stock which, when the merger is completed and thereafter, could be lower or higher than the market price of Hess common stock at the time that you vote at the American special meeting.

We may fail to realize the anticipated benefits of the merger.

Hess and American entered into the agreement and plan of merger with the expectation that the merger would result in various benefits, including, among other things, from the combination of American’s strategic acreage position in the Bakken shale region in North Dakota with Hess’ nearby infrastructure, capital strength, project management capabilities and technology development program. The success of the merger will depend, in part, on our ability to realize such anticipated benefits from combining the businesses of Hess and American. The anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues of the combined company.

The market price for shares of Hess common stock may be affected by factors different from those affecting the market price for shares of American common stock.

Upon completion of the merger, holders of American common stock will become holders of Hess common stock. Hess’ business differs in certain respects from that of American, and accordingly the results of operations of Hess will be affected by some factors different from those currently affecting the results of operations of American. In particular, American’s business is focused on onshore exploration and production of oil and gas in the Rocky Mountain region of the United States. Hess’ business, however, is more global in nature and can be affected by circumstances existing outside of the United States or circumstances that affect offshore exploration and production activities. In addition, Hess is involved in the marketing and refining businesses, in which American is not currently involved. For a discussion of the businesses of Hess and American and of certain important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to in the section entitled “Where You Can Find More Information” beginning on page 91.

American stockholders may receive a lower return on their investment after the merger.

Although Hess and American believe that the merger will create financial, operational and strategic benefits for the combined company and its stockholders, these benefits may not be achieved. The combination of Hess’ and American’s businesses, even if conducted in an efficient, effective and timely manner, may not result in combined financial performance that is better than what each company would have achieved independently if the merger had not occurred.

The rights of American stockholders will change as a result of the merger.

Following the completion of the merger, American stockholders will no longer be stockholders of American, a Nevada company, but will instead be stockholders of Hess, a Delaware corporation. There will be differences between your current rights as a stockholder of American, on the one hand, and the rights to which you will be entitled as a stockholder of Hess, on the other hand. For a more detailed discussion of the differences between the rights of stockholders of American and stockholders of Hess, see “Comparison of Stockholder Rights” beginning on page 80.

Directors and executive officers of American have interests in the merger that may differ from the interests of American stockholders including, if the merger is completed, the receipt of financial and other benefits.

When considering the recommendation of American’s board of directors, you should be aware that executive officers and directors of American have interests in the merger that are different from your interests because they have stock-based awards that will vest in connection with the merger. In addition, the agreement and plan of merger provides for director and officer indemnification arrangements for each of American’s directors and executive officers who are currently covered by American’s indemnification arrangements and a directors’ and officers’ liability insurance policy that will continue for six years following completion of the merger. Current executive officers of American will also receive certain severance payments following any termination without cause of such executive officer’s employment. These and certain other additional interests of American’s directors and executive officers may create potential conflicts of interest and cause some of these persons to view the proposed merger differently than you view it, as a stockholder. For a more detailed discussion of these interests, see “The Merger — Interests of American’s Executive Officers and Directors in the Merger” beginning on page 49.

The agreement and plan of merger, the voting and lockup agreements and the $45.0 million senior secured revolving credit facility contain provisions that may discourage other companies from trying to acquire American for greater merger consideration.

The agreement and plan of merger, the voting and lockup agreements and the $45.0 million senior secured revolving credit facility provided by Hess to American contain provisions that may discourage a third party from submitting a business combination proposal to American that might result in greater value to American stockholders than the proposed merger. Under the terms of the agreement and plan of merger these provisions include a general prohibition on American from soliciting any acquisition proposal or offers for competing transactions. Additionally, if American receives a proposal for an alternative transaction or if another person or entity seeks to discuss or negotiate an alternative transaction with American, American must notify Hess promptly of such activities and keep Hess informed on a reasonably prompt basis of any material developments. American is also required to pay a termination fee of $13.5 million, Hess’ expenses in connection with the transaction in an amount up to $2.25 million, and all principal and accrued interest due under the senior secured revolving credit facility to be provided by Hess, if any, if the agreement and plan of merger is terminated in specified circumstances. See “The Agreement and Plan of Merger — Termination Fees and Expenses; Repayment of Interim Facility” beginning on page 75.

In addition, under the terms of the voting and lockup agreements, stockholders owning an aggregate of approximately 20.5% of American’s common stock entitled to vote at the special meeting have agreed with Hess to vote in favor of the merger at the special meeting, including if it is adjourned to a later date. These stockholders have also agreed with Hess to vote their shares against alternative transaction proposals and not to sell or transfer their shares.

These provisions could discourage a third party that might have an interest in acquiring all or a significant part of American from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share value than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquirer proposing to pay a lower per share price to acquire American than it might otherwise have proposed to pay.

The integration process could adversely impact Hess’ and American’s ongoing operations.

Hess and American have operated independently and until the completion of the merger will continue to operate independently. It is possible that the integration process could result in the loss of employees, the disruption of American’s ongoing business or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. The integration may take longer than anticipated and may have unanticipated adverse results.

Hess and American may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger and may terminate the agreement and plan of merger even if adopted by American stockholders.

Each of the conditions to Hess’ and American’s obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by agreement of Hess and American if the condition is a condition to both Hess’ and American’s obligation to complete the merger, or by the party for which such condition is a condition of its obligation to complete the merger. The boards of directors of Hess and American may evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. If Hess and American determine that a waiver is not significant enough to require resolicitation of stockholders, American will have the discretion to complete the merger without seeking further stockholder approval. In addition, Hess and American can agree at any time to terminate the agreement and plan of merger, even if American stockholders have already voted to adopt and approve the agreement and plan of merger and the transactions contemplated thereby.

If the merger is not consummated by January 31, 2011, either Hess or American may choose not to proceed with the merger.

Either Hess or American may terminate the agreement and plan of merger if the merger has not been completed by January 31, 2011, unless the party seeking to terminate breached any provision of the agreement and the breach was the principal cause of the failure of the merger to occur by that date. See “The Agreement and Plan of Merger — Termination” beginning on page 74.

If the conditions to the merger are not met, the merger may not occur.

Specified conditions set forth in the agreement and plan of merger must be satisfied or waived to complete the merger. For a more complete discussion of the conditions to the merger, please see the section entitled “The Agreement and Plan of Merger — Conditions to the Merger” beginning on page 73. The following conditions, in addition to other customary closing conditions, must be satisfied or waived before either Hess or American, as applicable, is obligated to complete the merger:

•	the approval of the agreement and plan of merger by the holders of a majority of the outstanding shares of American’s common stock;

•	receipt of all requisite consents and approvals (as set forth in the agreement and plan of merger), which consents or approvals must remain in full force and effect through the completion of the merger;

•	the absence of any statute, rule, regulation, judgment, decree, injunction or other order which prohibits, restrains, enjoins or makes illegal the completion of the merger;

•	effectiveness of the registration statement of which this proxy statement/prospectus is a part;

•	the listing on the New York Stock Exchange of the shares of Hess common stock to be received by American stockholders in the merger.

Additionally, the following conditions must be satisfied or waived before Hess is obligated to complete the merger:

•	the accuracy, subject to specified materiality standards, of American’s representations and warranties;

•	American’s performance or compliance, in all material respects, with all its agreements and covenants in the agreement and plan of merger;

•	the absence of any legal proceedings seeking to restrain, enjoin or otherwise prohibit the completion of the merger or make it illegal; and

•	the absence, since the date of the agreement and plan of merger, of any event or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on American.

The following conditions must be satisfied or waived before American is obligated to complete the merger:

•	the accuracy, subject to specified materiality standards, of Hess’ representations and warranties;

•	Hess’ performance or compliance, in all material respects, with all its agreements and covenants in the agreement and plan of merger;

•	the absence, since the date of the agreement and plan of merger, of any event or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have, a material adverse effect on Hess; and

•	American’s receipt of an opinion to the effect that the merger will be treated as a tax free reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Failure to complete the merger could have adverse consequences.

If the merger is not completed:

•	American may be required to pay Hess a termination fee of $13.5 million and may also be obligated to reimburse Hess for up to $2.25 million of Hess’ actual expenses incurred in connection with the merger if the agreement and plan of merger is terminated under certain circumstances, all as described in the agreement and plan of merger and summarized in this proxy statement/prospectus;

•	American will be required to pay Hess all principal and accrued interest due under the senior secured revolving credit facility to be provided by Hess;

•	Hess and American will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

•	the time and resources devoted by Hess and American to completing the merger will have been wasted and will have distracted management and employees from other endeavors that might have been more productive.

Hess and American also could be subject to litigation related to any failure to complete the merger or related to any enforcement proceeding commenced against Hess or American to perform their respective obligations under the agreement and plan of merger. If the merger is not completed, these risks may materialize and may adversely affect Hess’ and American’s business, financial results and stock price.

Multiple lawsuits have been filed against American and Hess challenging the merger, and an adverse ruling in any such lawsuit may prevent the merger from being completed.

American, members of American’s board of directors, Hess and Merger Sub have been named as defendants in a number of putative class action lawsuits brought by certain American stockholders challenging the merger, generally alleging, among other things, that the director defendants, aided and abetted by American and Hess, breached their fiduciary duties by agreeing to the merger via an unfair process and at an unfair price and seeking, among other things, to enjoin Hess and American from completing the merger on the agreed terms or to rescind the merger to the extent already implemented. On November 12, 2010, certain plaintiffs, on behalf of themselves and the Proposed Settlement Class, entered into the Stipulation of Settlement with the defendants to fully and finally resolve the Proposed Settlement Class members’ claims challenging the proposed merger. For more information about the lawsuits related to the merger and the terms of the Stipulation of Settlement, see “The Merger — Litigation Relating to the Merger” beginning on page 57.

It is a condition to the obligations of both Hess and American to complete the merger that no governmental or regulatory authority has issued, enacted, entered, promulgated or enforced any applicable law, court order or injunction (that has not been vacated, withdrawn or overturned) that restrains, enjoins or otherwise prohibits the merger or makes it illegal. Furthermore, it is a condition to Hess’ obligation to complete the merger that there be no legal proceedings threatened, commenced or instituted (and which remain pending at the closing date of the merger) seeking to restrain, enjoin or otherwise prohibit consummation of the merger or make it illegal. The existence of the lawsuits mentioned above could jeopardize American’s and Hess’ ability to complete the merger.

If the merger is not completed, American will likely need to promptly seek alternative financing solutions to continue to pursue its exploration and production activities in the near term.

Hess entered into the Credit Agreement, pursuant to which Hess agreed to provide a revolving credit facility of $45.0 million to help finance American’s planned exploration and production activities and other working capital needs through the effective date of the merger. If the merger is not completed, American will be required to repay amounts outstanding under the Credit Agreement and will likely need to promptly seek alternative financing solutions to continue to pursue its exploration and production activities in the near term. The terms of any alternative equity or debt financing could be dilutive or unavailable on terms advantageous to American. If American is unsuccessful in obtaining financing and in repaying Hess, American’s assets could be foreclosed upon and its operations curtailed by Hess.

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus, including those relating to Hess’ and American’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “will,” “should,” “may” or similar expressions, are forward looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the U.S. Securities Act of 1933, as amended, or Securities Act. Without limiting the generality of the preceding sentence, statements contained in the sections “The Merger — Hess’ Reasons for the Merger,” “— American’s Reasons for the Merger” and “— Opinion of American’s Financial Advisor” include forward looking statements. These statements are not historical facts but instead represent only Hess’ and/or American’s expectations, estimates and projections regarding future events.

The forward looking statements contained or incorporated by reference in this proxy statement/prospectus are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder values of Hess and American may differ materially from those expressed in the forward looking statements contained or incorporated by reference in this proxy statement/prospectus due to, among other factors, the matters set forth under “Risk Factors” beginning on page 17, the parties’ ability to obtain the regulatory and other approvals required for the merger on the terms and within the time expected, the risk that Hess will not be able to integrate successfully the businesses of American or that such integration will be more time consuming or costly than expected, and the risk that expected benefits of the merger will not be realized within the expected time frame or at all. Additional factors that could cause Hess’ and American’s results to differ materially from those described in the forward looking statements can be found in each company’s filings with the SEC, including the factors detailed in Hess’ Form 10-K for the year ended December 31, 2009 and its subsequent quarterly reports on Form 10-Q and current reports on Form 8-K and American’s annual report on Form 10-K for the year ended December 31, 2009 and its subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.

We caution you not to place undue reliance on forward looking statements, which speak only as of the date of this proxy statement/prospectus, in the case of forward looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward looking statements made in those incorporated documents. Neither Hess nor American undertakes any obligation to update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

THE SPECIAL MEETING

This section contains information for American stockholders about the special meeting that American has called to allow its stockholders to consider and approve the agreement and plan of merger. American is mailing this proxy statement/prospectus to its stockholders on or about [ • ], 2010. Together with this proxy statement/prospectus, American is sending a notice of the special meeting and a form of proxy that American’s board of directors is soliciting for use at the special meeting.

Date, Time and Place

The special meeting of American stockholders will be held on [ • ], 2010, at [ • ] [a/p].m., local time, at [ • ], unless adjourned or postponed to a later date.

Matters to be Considered

At the special meeting, American stockholders will be asked to:

1.	Consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of July 27, 2010, by and among Hess, Merger Sub and American, pursuant to which American will become a wholly-owned subsidiary of Hess;

2.	Approve adjournments or postponements of the special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the agreement and plan of merger; and

3.	Consider and vote upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

Proxies

If you are a stockholder of record (that is, you hold stock certificates registered in your own name), you may attend the special meeting and vote in person, or you may vote by proxy by completing and returning the proxy card accompanying this proxy statement/prospectus or by telephone or through the Internet by following the instructions described on your proxy card. If your shares are held through a bank, broker, trustee or other nominee (that is, if your shares are held beneficially in “street name”), you will receive separate voting instructions from your bank, broker, trustee or other nominee with your proxy materials. Although most banks, brokers, trustees and other nominees offer telephone and Internet voting, availability and specific processes will depend on the specific nominee’s voting arrangements. You can revoke a proxy at any time before the vote is taken at the special meeting by submitting a properly executed proxy of a later date by mail, telephone or Internet, or by attending the special meeting and voting in person. Communications about revoking American proxies should be addressed to:

American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265
Attention: Andrew P. Calerich, President

If your shares are held beneficially in street name, you should follow the instructions of your bank, broker, trustee or other nominee regarding the revocation of proxies.

All shares represented by valid proxies that American receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the approval of the agreement and plan of merger and “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies. American’s board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters properly come before the special meeting, or at any adjournment or postponement of the special meeting, American intends that shares represented by properly submitted proxies will be voted, or not voted, in accordance with any recommendation of the board of directors or, in the absence of such recommendation, in the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

American will bear the entire cost of soliciting proxies from its stockholders, except that Hess and American will share equally the costs of printing this proxy statement/prospectus. In addition to solicitation of proxies by mail, American will request that banks, brokers, trustees and other record holders send proxies and proxy material to the beneficial owners of American common stock and secure their voting instructions, if necessary. American will reimburse the record holders for their reasonable expenses in taking those actions.

American has also made arrangements with D.F. King & Co., Inc. to assist in soliciting proxies in connection with approval of the agreement and plan of merger and in communicating with stockholders and has agreed to pay it a minimum of $10,000 for phone and additional services plus disbursements for these services. Proxies may also be solicited by directors, officers and employees of American in person or by telephone or other means, for which such persons will receive no special compensation.

Record Date

American’s board of directors has fixed the close of business on [ • ], 2010 as the record date for determining the American stockholders entitled to receive notice of and to vote at the special meeting. At that time, [ • ] shares of American common stock were outstanding, held by approximately [ • ] holders of record.

Quorum

The presence, in person or by properly executed proxy, of the holders of one-third of the outstanding shares of American common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted towards the presence of a quorum.

If a quorum is not obtained, or if fewer shares of American common stock are voted in favor of the approval of the agreement and plan of merger at the special meeting than the number of shares necessary to approve the agreement and plan of merger, American may seek to adjourn the special meeting to allow additional time for obtaining additional proxies or votes. At any subsequent reconvening of the special meeting, all proxies will be voted in the same manner as those proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn before the reconvened special meeting. References to the American special meeting in this document are to that special meeting as adjourned or postponed.

Vote Required

Approval of the agreement and plan of merger requires the affirmative vote of a majority of the outstanding shares of American common stock on the record date. Only American stockholders of record on the record date will be entitled to vote at the special meeting. You are entitled to one vote for each full share of American common stock you held as of the record date.

American’s board of directors urges American stockholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage paid envelope, or to vote by telephone or through the Internet.

A non-vote generally occurs when a bank, broker, trustee or other nominee holding shares on your behalf does not vote on a proposal because the bank, broker, trustee or other nominee has not received your voting instructions and lacks discretionary power to vote the shares. Abstentions, failures to vote and broker non-votes will have the same effect as a vote against approval of the agreement and plan of merger. A broker is not permitted to vote on the proposal to approve the agreement and plan of merger without instruction from the beneficial owner of the American shares held by the broker.

If the proposal to approve an adjournment of the special meeting to permit the solicitation of additional proxies is presented for a vote, it will be approved, whether or not there is a quorum, if a majority of the American common stock present in person or represented by proxy and entitled to vote at the special meeting vote in favor of the adjournment proposal.

Voting of Shares Owned by Directors and Executive Officers

As of the record date, directors and executive officers of American and their affiliates owned (directly or indirectly) and had the right to vote approximately [ • ] million shares of American common stock, representing approximately [ • ]% of the outstanding shares of American common stock entitled to be voted at the special meeting. American currently expects that its directors and executive officers will vote such shares “FOR” the approval of the agreement and plan of merger and “FOR” the proposal to adjourn or postpone the special meeting, if necessary or appropriate, including to solicit additional proxies.

Patrick D. O’Brien, American’s chief executive officer and the chairman of American’s board of directors, Andrew P. Calerich, American’s president and a director of American, Bobby G. Solomon, American’s vice-president, Economics and Financial Evaluation, Joseph B. Feiten, American’s chief financial officer, Nick DeMare, a director of American, C. Scott Hobbs, a director of American, and Jon R. Whitney, a director of American, in their capacities as stockholders of American, have agreed with Hess to vote in favor of the merger at the special meeting, including if it is adjourned to a later date. These stockholders have also agreed with Hess to vote their shares against alternative transaction proposals and not to sell or transfer their shares. The voting and lockup agreements will terminate if the agreement and plan of merger terminates.

Voting by Telephone or Through the Internet

Many stockholders of American have the option to submit their proxies or voting instructions by telephone or electronically through the Internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the Internet depending on whether your stock certificates are registered in your name or in the name of a brokerage firm or bank. You should check your proxy card or the voting instruction form forwarded by your broker, bank, trustee or other nominee of record to see which options are available.

American stockholders of record may submit proxies:

•	By telephone: Use any touch tone telephone to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you call. You will be prompted to enter your control number(s), which is located on your proxy card, and then follow the directions given.

•	Through the Internet: Use the Internet to vote your proxy 24 hours a day, 7 days a week. Have your proxy card handy when you access the website. You will be prompted to enter your control number(s), which is located on your proxy card, to create and submit an electronic ballot.

Please note that although there is no charge to you for voting by telephone or electronically through the Internet, there may be costs associated with electronic access such as usage charges for Internet service providers and telephone companies. American does not cover these costs; they are solely your responsibility.

Delivery of Proxy Materials

To reduce the expenses of delivering duplicate proxy materials to American stockholders, American is relying on SEC rules that permit it to deliver only one proxy statement/prospectus to multiple stockholders who share an address unless American receives contrary instructions from any stockholder at that address. If you share an address with another stockholder and have received only one proxy statement/prospectus, you may call American at (303) 991-0173 or write American as specified below to request a separate copy of this document and it will promptly send it to you at no cost to you:

American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265
Attention: Andrew P. Calerich, President

Recommendations of American’s Board of Directors

American’s board of directors has determined that the agreement and plan of merger and the strategic business combination contemplated thereby are advisable and in the best interests of American stockholders and has unanimously approved and adopted the agreement and plan of merger. American’s board of directors unanimously recommends that American stockholders vote “FOR” the approval of the agreement and plan of merger.

INFORMATION ABOUT THE COMPANIES

Hess Corporation
1185 Avenue of the Americas
New York, New York 10036
(212) 997-8500

Hess is a global integrated energy company engaged in the exploration for and the production, purchase, transportation and sale of crude oil and natural gas, as well as the production and sale of refined petroleum products. Exploration and production activities take place primarily in Algeria, Australia, Azerbaijan, Brazil, Colombia, Denmark, Egypt, Equatorial Guinea, Gabon, Ghana, Indonesia, Libya, Malaysia, Norway, Peru, Russia, Thailand, the United Kingdom and the United States. The majority of Hess’ capital employed is in exploration and production and almost all of Hess’ capital expenditures are spent in the exploration for, and the development and production of, crude oil and natural gas.

Refined petroleum products are manufactured at the HOVENSA refinery in St. Croix, United States Virgin Islands, which is owned jointly with Petróleos de Venezuela S.A. (PDVSA). The HOVENSA refinery, which is one of the world’s largest with a crude oil processing capacity of approximately 500,000 barrels of oil per day (BPD), produces high-quality, clean-burning fuel oils, gasoline and other petroleum products. Hess also has a 70,000 BPD fluid catalytic cracking facility in Port Reading, New Jersey which mostly produces gasoline and heating oil. Hess’ strategically placed terminals provide it with extensive storage capacity on the East Coast of the United States, through which Hess distributes HESS products to customers from Massachusetts to Florida. Hess markets refined petroleum products, natural gas and electricity to wholesale distributors, industrial and commercial users, other petroleum companies, governmental agencies and public utilities. Hess also markets refined petroleum products to the motoring public through approximately 1,350 HESS brand retail gasoline and convenience store outlets.

Additional information about Hess and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

Hess Investment Corp.
c/o Hess Corporation
1185 Avenue of the Americas
New York, New York 10036
(212) 997-8500

Merger Sub is a newly-formed corporation organized under the laws of State of Nevada and a direct wholly-owned subsidiary of Hess. Merger Sub was formed exclusively for the purpose of completing the merger. At the effective time of the merger, Merger Sub will merge with and into American and the separate corporate existence of Merger Sub will terminate.

American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265
(303) 991-0173

American is an independent oil and gas exploration and production company, engaged in acquiring oil and gas mineral leases and the exploration and development of crude oil and natural gas reserves and production in the US Rocky Mountain region. American’s management team has focused on building large acreage positions in the Rocky Mountain region and performing initial drilling and completion activities in an attempt to establish commercial production in these areas. American’s operations are focused primarily in its Goliath, Bakken and Three Forks projects located in the Williston Basin in North Dakota where American currently controls approximately 85,000 net acres.

Additional information about American and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the agreement and plan of merger included as Appendix A to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the agreement and plan of merger included as Appendix A, for a more complete understanding of the merger.

Hess’ and American’s boards of directors have approved the agreement and plan of merger. The agreement and plan of merger provides that Merger Sub, a newly-formed wholly-owned subsidiary of Hess, will merge with and into American, with American as the surviving corporation. Following the merger, American will become a wholly-owned subsidiary of Hess and will continue its corporate existence under the laws of the State of Nevada under the name American Oil & Gas Inc. or such other name as Hess may specify. Concurrently, the separate corporate existence of Merger Sub will terminate.

In the merger, each share of American common stock will be exchanged for 0.1373 shares of Hess common stock. Shares of Hess common stock issued and outstanding at the completion of the merger will remain outstanding and those stock certificates will be unaffected by the merger. Shares of Hess common stock will continue to trade on the New York Stock Exchange under the symbol “HES” following the merger.

For additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the agreement and plan of merger, see “The Agreement and Plan of Merger” beginning on page 62.

Background of the Merger

In October 2005, American made its initial acreage acquisition of approximately 25,000 net acres in the Williston Basin of North Dakota. Through continued leasing, and three separate transactions in late 2009, American now controls approximately 85,000 net acres in the Goliath project area. The Williston Basin has become one of the most actively drilled basins in the continental United States and recent advancements in drilling, completion and stimulation technologies used by other operators have resulted in commercially successful Bakken and Three Forks wells in this basin. Additionally, in early 2010, the results of American’s initial drilling activities in the Williston Basin indicated that American would have commercially successful wells in the Goliath project area.

Recognizing the challenges of successfully financing and developing its acreage position, American has devoted considerable resources to evaluating the potential for developing strategic participations and joint ventures with respect to its Williston Basin acreage positions. As American increased its acreage position in the Williston Basin, it also faced the challenge of the increasing drilling and completion costs of wells which served as a further impetus for seeking out strategic partners. Although American successfully closed on a $31,500,000 public offering of its common stock in December 2009, American recognized that, due to stock market and oil price volatility, the impact of poor general economic conditions and the difficulty in small capitalization companies accessing the capital markets, it could be difficult for American to obtain further substantial financing on a timely basis and on terms advantageous to American. American had not engaged in debt financing and management concluded that the cost of such financing, if available, and risks associated with debt financing, would likely have made debt financing undesirable and could be prohibitive. In addition to the conditions noted regarding equity financing, American’s lack of significant reserves and an absence of a history of operating substantial wells would likely have made American an unattractive candidate for bank financing. American established specific criteria for selecting candidates for discussion of potential strategic transactions. A preferred candidate would:

•	be significantly larger than American, both in terms of net asset value and market value;

•	have quality oil and gas exploration and production assets that were commercially viable at the prevailing low energy prices;

•	have considerable cash flow;

•	have an interest in expanding its drilling position in the Bakken formation, or in establishing a drilling presence in the Bakken formation; and

•	have significant operational expertise and internal infrastructure, along with the capital to deploy such operational expertise and infrastructure, and the ability to explore, drill and develop oil and gas operations in the Bakken formation.

Since February 2008, American’s management, from time to time, has engaged in preliminary discussions with numerous potential joint venture or strategic partners. Several companies with which American had such discussions took the opportunity to evaluate American’s oil and gas properties and to explore the potential for a merger with or acquisition of American. American has been receptive to such overtures as a potential means to maximize stockholder value. In addition to Hess, American’s management, since February 2008, had preliminary discussions with and provided information for evaluation to one private company and 14 public companies with market capitalizations ranging from approximately $300 million to over $30 billion, including one publicly held oil and gas company with properties in the Williston Basin that we refer to as Company A.

Beginning in December 2008, American had exploratory discussions and shared data and other materials with Company A regarding a potential merger with Company A. In January 2009, American and Company A signed a mutual confidentiality agreement. American received a letter of intent dated March 18, 2009 from Company A that included a non-binding proposal for a merger in which Company A would have been the surviving entity. Based on the stock price of Company A on March 18, 2009, the proposed per share merger consideration represented a premium of approximately 18.8% over the closing price of $0.72 per share of American’s common stock on that date. American did not sign the letter of intent, but continued to consider the proposal from Company A.

On April 3, 2009, American’s board of directors held a special meeting and decided to create a special committee comprised of American’s three outside directors to review the potential for a merger with Company A and to retain an investment banking firm to assist in the review. On April 21, 2009, a draft merger agreement was received by American from counsel for Company A. At a special committee meeting on April 21, 2009, the special committee decided to hire an investment banking firm to assist the special committee in its evaluation of Company A’s proposal, and an engagement letter was signed with SMH Capital Inc. on April 22, 2009. From April 22, 2009 to May 1, 2009, representatives of American, SMH Capital Inc., Company A and Company A’s investment banker discussed relative valuations, with particular emphasis on the valuation of American’s undeveloped acreage.

On May 1, 2009, American received from Company A a revised letter of intent for a merger with merger consideration representing a 58.5% premium over American’s stock price of $0.69 per share, and representatives of Company A and American and their respective investment bankers met at American’s offices for several hours. The focus of the discussion was American’s view that the American stock was undervalued by the market and that any offer should reflect this undervaluation. Company A did not revise its offer, noting the substantial premium to the American stock price.

On May 7, 2009, the special committee of American’s board met and decided to reject the offer from Company A as inadequate and to terminate discussions with Company A. As a result, the special committee was formally disbanded and the engagement of SMH Capital Inc. formally terminated.

During late summer of 2009, American became aware through its relationship with industry participants that Hess might be interested in expanding its presence in the Bakken region. Thereafter, in early October 2009, Mr. Patrick O’Brien, Chairman and CEO of American, contacted Mr. Tom Stone, Manager, Drilling Operations U.S. Onshore with Hess, whom Mr. O’Brien knew from previous oil and gas projects, to ask Mr. Stone if Hess would be interested in reviewing the Company’s operations in the Bakken region. In response, Mr. Stone indicated that he did not know whether Hess would be interested in engaging in this review, and he referred Mr. O’Brien to Mr. Randy Pharr, Hess’ Land Manager — U.S. Onshore, who Mr. Stone thought would know whether Hess would have an interest in speaking with the Company. Mr. Stone then related this conversation to Mr. Pharr and provided him with Mr. O’Brien’s contact information.

On October 6, 2009, Mr. Pharr called Mr. O’Brien to discuss potential opportunities for the two companies to work together in the Bakken region. During this call, the parties discussed the operations of American and Hess in the Williston Basin and possible business opportunities. Mr. Pharr informed Mr. O’Brien that, as a result of their conversation, Hess would undertake further internal evaluation. To do this, Hess would require additional information about American’s operations and Mr. O’Brien committed to deliver to Mr. Pharr a plat map and acreage information, which Mr. Pharr received in the days following the telephone call.

Following this initial telephone call, through November 2009, Mr. O’Brien and Mr. Pharr had a number of telephone calls and email exchanges in which Hess requested and American provided additional information regarding American’s Goliath leaseholds, including maps, expiration terms and acreage. On November 18, Mr. O’Brien and Mr. Pharr first discussed the possibility of a strategic transaction. These calls and exchanges were for general information gathering purposes and did not involve any substantive discussions regarding the terms of any strategic transaction between Hess and American.

While American was exploring the possibility of a strategic transaction with Hess, during the fourth quarter of 2009 and in the months prior to the merger announcement with Hess, American continued its efforts to identify and communicate with other potential strategic partners regarding possible joint venture and corporate transactions that could benefit American’s stockholders. These efforts were conducted by American’s management with the knowledge and support of American’s board of directors. During this period, American held informal board calls on November 10, 2009, December 12, 2009, January 4, 2010 and May 5, 2010, as well as board meetings on January 26, 2010, February 25, 2010, March 10, 2010, April 6, 2010 and April 22, 2010, during which management discussed with, and took direction from, the board regarding operational developments and the status of discussions with various parties, including Hess, regarding potential strategic transactions. Informal calls were typically held on a monthly basis during months in which the board did not have a formal meeting. It is the recollection of American’s management that American’s board of directors was first informed about discussions with Hess on November 10, 2009. During the period from the fourth quarter of 2009 and in the months prior to the merger announcement with Hess, American engaged in discussions with eleven potential strategic partners regarding a possible transaction with American, seven of which were contacted independently by American, three of which independently contacted American, and one of which was introduced to American by a third party investment banking firm, Rodman & Renshaw, LLC, on an unsolicited and uncompensated basis. The seven companies contacted independently by American met the preferred criteria of American noted above, including, among other things, being significantly larger than American, having quality oil and gas exploration and production assets, having considerable cash flow, having an interest in expanding its drilling position, or in establishing a drilling presence, in the Bakken formation and having significant operational expertise and internal infrastructure, and, in each company, there were people with whom American employees had had previous business contacts. Five of these companies signed confidentiality agreements with American, and all eleven of the companies conducted valuation analysis and due diligence on American. The evaluation process for each of these companies included at least one full day of meetings at American’s offices at which there was a technical review of land, geology, operations and engineering data. American did not conduct any due diligence on these companies because discussions with such companies were never advanced enough to warrant the allocation of resources required for a diligence exercise. The possible transactions discussed with all of the companies included joint ventures or a merger with American and sales of some or all of American’s assets. Each of the companies informed American that their internal valuation of American was less than American’s then current market capitalization. As a result, none of the companies elected to pursue the potential of a merger with American. Four of the companies terminated discussions prior to May 2010, three terminated discussions in May 2010, two terminated discussions in June 2010 and two terminated discussions in July 2010.

American also continued its efforts to determine if Hess would be interested in pursuing a strategic transaction. On December 1, 2009, Mr. O’Brien sent an email correspondence to Mr. Pharr containing the test results for Brigham Exploration wells that had been announced publicly by Brigham Exploration that morning with high initial production rates in Williams County, North Dakota, southwest of American’s Goliath block. Mr. O’Brien also stated that American was starting to build the Tong Trust well location in 157N-96WSEC20. Mr. O’Brien also mentioned recent positive results on American’s Wallis 6-23 well at Fetter in the Powder River Basin of Wyoming (which was then owned by American) by attaching a press release that had been issued by American the preceding day. Mr. O’Brien also inquired about Hess’ interest in entering into a strategic transaction with American.

On January 21, 2010, Mr. O’Brien again contacted Mr. Pharr by email to provide further updated information regarding American’s well activity in the Goliath project area and proposing a meeting with Mr. Pharr at American’s headquarters in Denver, Colorado. On January 24, 2010, Mr. Pharr called Mr. O’Brien and indicated that, based on Hess’ initial review of American’s properties in the Williston Basin region, Hess wanted to conduct additional due diligence. Mr. Pharr and Mr. O’Brien agreed to schedule a visit by Hess representatives to American’s offices for the following week to conduct a technical review of acreage and drilling sites.

On February 4, 2010 Mr. John Vozzo, Petroleum Engineering Advisor, Mr. Thomas Lenney, Senior Geological Advisor, and Mr. Pharr from Hess met with Mr. O’Brien, Bobby Solomon, Vice President, Economics and Financial Evaluation, Andy Calerich, President, Ken Tholstrom, Manager of Operations, Don Schroeder, Vice President Land, Brenda Beeman, Land Manager, Peter Loeffler, Vice President, Exploration and Development and Ron Lowrey, Senior Geologist, of American at American’s office in Denver. There was a general discussion of American’s business and outstanding projects, including a technical review of the Goliath project area and American’s exploration and development activities in the Goliath project area. Discussion also was held regarding American’s properties in the Powder River Basin in Wyoming. The Hess and American teams also discussed the possibilities for cooperation or strategic partnership between Hess and American without discussing any particular terms or valuations.

On February 8, 2010, Mr. Pharr contacted Mr. O’Brien and requested additional information regarding American’s operations in the Bakken region. Mr. O’Brien sent a confidentiality agreement to Mr. Pharr on February 8, 2010. On February 9, 2010, American and Hess executed the confidentiality agreement which allowed Hess and its advisors to access confidential information regarding American’s drilling operations, finances and structure. American thereafter provided Hess with a schedule of its anticipated drilling activities and additional information with respect to the expiration provisions of its Goliath leaseholds.

Prior to executing the confidentiality agreement between Hess and American, none of the discussions between Hess and American proceeded beyond preliminary exploratory expressions of interest, and none of the information provided by American to Hess was confidential. Following the early February contacts, Hess continued to explore internally the possibility of a strategic transaction with American.

On February 25, 2010, American issued a news release announcing a letter of intent with Chesapeake Energy for the sale by American of American’s Powder River Basin properties in Wyoming.

On March 2, 2010, Mr. Louis Jones, Hess’ Vice President of Developments — Unconventional Resources, contacted Mr. O’Brien to arrange a trip to American’s offices for himself and Mr. Chuck Van Allen, Hess’ Vice President of Production — Americas. Mr. Jones indicated to American that the purpose of his trip would be an attempt to begin negotiations regarding a possible transaction pursuant to which Hess would acquire American.

On March 4, 2010, a conference call occurred among Mr. O’Brien, Mr. Solomon, and Mr. Calerich of American and Mr. Jones and Mr. Pharr of Hess. During this call, Mr. Jones and Mr. Pharr confirmed that Hess management was interested in pursuing discussions regarding a possible corporate transaction between the two companies.

During most of March 2010 American’s internal attention was devoted to preparing for the closing of the sale of its Powder River Basin properties to Chesapeake Energy. The sale closed on March 31, 2010.

On April 6, 2010, Mr. Jones, Mr. Lenney, Mr. Pharr and Scott Sollee, Bakken Project Manager, of Hess met with Mr. O’Brien, Mr. Calerich, Mr. Loeffler, Mr. Lowrey, Mr. Solomon, Mr. Tholstrom, Mr. Schroeder and Ms. Beeman of American to discuss lease expirations and geology in the Goliath project area.

On June 8, 2010, Mr. Pharr of Hess called Mr. O’Brien of American and informed him that Hess’ senior management was seriously evaluating a possible merger with American. Mr. Pharr told Mr. O’Brien that a merger proposal would be presented to senior management of Hess at a meeting in New York in approximately one week. On June 15, 2010, Mr. Jones contacted Mr. O’Brien to inform him that Hess senior management would generate and deliver to Mr. O’Brien a transaction proposal for American to consider. At a previously scheduled meeting of American’s board of directors held on June 15, 2010 following American’s annual meeting of stockholders, Mr. O’Brien informed American’s board of directors that Hess was continuing to evaluate American, and that Mr. Jones had advised Mr. O’Brien to expect a proposal for American to consider.

On June 18, 2010, Mr. Jones contacted Mr. O’Brien to discuss the status of Hess’ due diligence review of American. During this discussion, Mr. Jones indicated that Hess was interested in pursuing a merger with American in which American stockholders would receive common stock of Hess as the merger consideration. Mr. Jones informed Mr. O’Brien that Hess’ board of directors had authorized Hess’ senior management to proceed to negotiate the transaction. Mr. Jones requested that American execute an exclusivity agreement pursuant to which Hess would have the exclusive right for a two week period to complete its due diligence. Mr. Jones informed Mr. O’Brien that Hess would send American a non-binding letter of intent in the next few days describing the proposed transaction. Mr. Jones also suggested that Hess was willing to pay a reasonable premium over and above the then-current American stock price, but he did not disclose a particular view on value. Mr. Jones followed up the telephone call by delivering to Mr. O’Brien a draft exclusivity letter on June 21, 2010.

On June 22, 2010, American’s board of directors held a special meeting to consider Hess’ request for an exclusivity period pursuant to the draft exclusivity letter delivered by Hess. During this meeting American’s board of directors determined that a merger with Hess was worthy of consideration and evaluation. American’s board of directors also reviewed the exclusivity agreement prepared by Hess, and determined that it was generally supportive of such a short term exclusivity period. American’s board of directors objected, however, to a provision that precluded American from continuing to provide information to other companies with whom American was already communicating, assisting with valuation and supporting due diligence. Accordingly, American’s board of directors authorized management to execute an exclusivity agreement, so long as the agreement permitted American to continue its existing discussions and information sharing with other parties while simultaneously continuing discussions with Hess. Also at this meeting, American’s board of directors authorized management to identify and interview investment banking firms to assist the board in evaluating any potential transaction that might be proposed by Hess. American’s board of directors determined not to form a special committee because, unlike the proposed transaction with Company A, it was not contemplated that any executive officers of American would enter into new employment agreements with Hess or the surviving corporation after the merger. Although, as disclosed under “The Merger — Interests of American’s Executive Officers and Directors in the Merger,” beginning on page 49, American’s officers and directors have certain interests in the transaction that are additional to the interests of American’s stockholders generally, American’s board of directors considered these interests and determined at the meeting held on June 22, 2010 that these interests were not significant enough to constitute a conflict of interest that required the appointment of a special committee. Later that day, American executed an exclusivity agreement with Hess, which provided that, for a two week period, American would not knowingly initiate or solicit certain change of control or similar transactions with a party other than Hess, or initiate or participate in substantive negotiations with any third party regarding such a transaction with a party other than Hess, or enter into an agreement that could reasonably be expected to lead to such a transaction, while Hess performed additional due diligence. The exclusivity agreement, however, did not preclude American from continuing to provide information regarding American to other interested parties. The term of the exclusivity agreement expired on July 6, 2010.

On June 28, 2010, seven Hess representatives, including Mr. Jones, travelled to American’s headquarters to conduct further legal and business due diligence investigations of American, focusing on the operations and assets of American, as well as the proposed valuations of American’s undeveloped oil and gas properties in the Bakken region and financial, land, engineering, geology and legal issues. Mr. Jones stayed in Denver to meet with American management on June 29, 2010, to discuss Hess’ evaluation of American, the respective positions, responsibilities and duties of certain officers and employees of American and personnel who might be important to Hess in a transition process.

On July 6, 2010, Mr. Jones returned to American’s offices and met with Mr. O’Brien, Mr. Calerich and Mr. Tholstrom. Mr. Jones presented American with a written proposal for a merger transaction between Hess and American, which proposal was subject to further confirmatory due diligence and the negotiation and execution of a definitive agreement and plan of merger. The proposal contemplated a merger of Hess and American pursuant to which Hess would issue to the holders of American common stock 8,500,000 shares of Hess common stock in exchange for all of the outstanding shares of American common stock. The proposal also contemplated the potential payment of a cash dividend to American stockholders, based on American’s working capital and available cash at closing. Hess included the dividend proposal to respond to American’s expressed desire to reflect in the merger consideration the value of American’s positive working capital, if any.

On July 7, 2010, American’s board of directors met in a special meeting together with its legal advisor, Patton Boggs LLP, to consider Hess’ July 6 proposal. American’s board of directors discussed the transaction proposed by Hess focusing on the share consideration proposed by Hess and noting that it represented a 14% premium to the closing American stock price on July 6. American’s board of directors noted that, despite all the efforts undertaken by Mr. O’Brien and American’s management during late 2009 and early 2010, the Hess proposal was the only concrete proposal that American had received for a strategic business combination transaction and the valuation proposed was higher than any valuation parameters previously discussed with any other party, as no other party had proposed paying a premium over American’s stock price. Mr. O’Brien informed American’s board of directors that of the eleven companies that had been evaluating American data only two of the companies still had not communicated a definitive decision to American. American’s board of directors determined to pursue the proposed transaction as outlined in the proposal letter but directed Mr. O’Brien to make a counter-proposal in which the consideration to be paid by Hess would be equivalent to at least $8.00 per share of American common stock. The $8.00 per share figure was slightly higher than the all time high price of American’s stock. On July 8, 2010, Mr. O’Brien delivered an email message to Mr. Jones suggesting that the Hess proposal be revised to account for the then current cash balance on American’s books which could be reflected as an increase in the number of Hess shares to be delivered to American stockholders from 8,500,000 to approximately 9,200,000. On July 9, 2010, Hess sent a revised written proposal letter which increased the proposed Hess stock consideration to 8,600,000 shares, which represented a valuation of approximately $7.40 per share of American common stock. The proposal by its terms would expire at 5:00 p.m. New York time on July 9, 2010 unless American agreed to extend the exclusivity period through July 30, 2010 while the parties negotiated definitive transaction documentation. If American executed the revised exclusivity agreement, Hess’ proposal would expire on July 30, 2010.

American’s board of directors held a special meeting on July 9, 2010 to discuss Hess’ revised July 9 proposal. During this meeting, American’s board of directors determined that Hess’ proposal to issue 8,600,000 shares of Hess common stock in exchange for all of the outstanding shares of American common stock (which as of July 9, 2010 was 62,877,732 shares on a fully-diluted basis), based on the $54.10 closing price of Hess common stock on July 8, 2010, represented an aggregate consideration to American stockholders of $465,260,000 (not taking into consideration the potential for a cash dividend based on American’s working capital and available cash at closing) and consideration per share of American common stock equal to $7.40 per share, which represented a 15.4% premium over the $6.41 closing price of American common stock on July 8, 2010. The new exclusivity agreement required by Hess extended the exclusivity period to July 30, 2010 and required that American cease any existing activities, discussions or negotiations with other third parties regarding potential change of control or similar transactions. Mr. O’Brien informed American’s board of directors that the two companies that had shown an interest in a possible transaction with American were no longer interested in pursuing a merger because their internal valuation of American was less than American’s market capitalization at that time. In light of the improved proposal from Hess, the absence of any other proposal for a similar transaction from any other party and its belief that acceptable terms for a definitive transaction agreement could be negotiated with Hess, American’s board of directors directed Mr. O’Brien to inform Mr. Jones that American would enter into the exclusivity agreement, but had not yet approved the terms of Hess’ July 9 proposal. At this meeting American’s board of directors determined to obtain a written proposal for an engagement letter from Tudor Pickering regarding the potential delivery by Tudor Pickering to American’s board of directors of an opinion regarding the fairness, from a financial point of view, of the consideration to be received by American’s stockholders in the transaction. American selected Tudor Pickering because of Tudor Pickering’s expertise, reputation and familiarity with the oil and gas industry and because its investment banking professionals have substantial experience with comparable transactions. Tudor Pickering did not have any relationships with American or Hess during the preceding two years and did not otherwise have any conflicts of interest of which American was aware. The Board determined to engage Tudor Pickering for this limited engagement to ensure that it could avail itself of relevant financial support in an efficient manner that did not unduly burden American with unnecessary transaction costs. Mr. O’Brien called Mr. Jones on July 9, 2010 to inform him that American’s board of directors had agreed to the exclusivity agreement, but not the proposed merger terms. Additionally, as required by Hess, on July 9, 2010, Hess and American entered into a new exclusivity agreement granting Hess the exclusive right to negotiate a definitive agreement for a strategic transaction with American through July 30, 2010. Hess and its advisors then began preparing a draft agreement and plan of merger based primarily on the terms in Hess’ July 9 proposal.

Hess continued its due diligence review of American, with its representatives making additional visits to American’s offices in Denver during the weeks of July 11 and July 18, 2010.

On July 16, 2010, Hess’ outside legal counsel provided a draft agreement and plan of merger to American’s outside legal counsel. The proposed agreement and plan of merger also included a provision requiring that certain significant stockholders of American would enter into voting and lockup agreements in support of the transaction. Hess, American and their respective legal counsels negotiated the terms of the agreement and plan of merger while Hess’ and American’s due diligence investigations continued. After disclosure of the proposed terms of the agreement and plan of merger, American’s board of directors confirmed its determination at its June 22, 2010 meeting that the formation of a special committee was not required for the reasons discussed on page 32.

On July 20, 2010, American’s board of directors held a special meeting to discuss, together with its legal counsel, the due diligence process with Hess, the initial draft of the agreement and plan of merger and the need to retain a financial advisor to evaluate the fairness from a financial point of view of the proposed merger consideration and render an opinion to that effect. During a portion of this meeting, representatives of Tudor Pickering joined by telephone to discuss the process used by their firm to provide fairness opinions and the terms of the engagement letter that they had presented to American on July 19, 2010. American’s board of directors determined to engage Tudor Pickering solely to provide American’s board with a potential fairness opinion related to the proposed transaction pursuant to the terms of the engagement letter with Tudor Pickering dated July 19, 2010.

On July 20, 2010, Hess provided American with a draft of the form of voting and lockup agreement to be signed by significant stockholders of American. The voting and lockup agreement provided that each such stockholder would vote his shares of American common stock in favor of the approval and adoption of the agreement and plan of merger and against alternative transactions and would not sell or transfer his shares. The voting and lockup agreements would terminate 18 months following the termination of the agreement and plan of merger.

On July 21, 2010, Hess and American executed a mutual confidentiality agreement to enable American and its advisors to receive access to certain confidential information regarding Hess necessary for American’s evaluation of the proposed transaction and to conduct its due diligence investigation with respect to Hess’ business and legal, tax, regulatory and other matters.

On July 21, 2010, American sent a revised version of the agreement and plan of merger based on discussions between American’s advisors, senior management and board of directors. The significant revisions requested by American included: expansion of Hess’ representations; provisions which would allow American to incur indebtedness in the period between signing the agreement and closing the transaction and to make additional capital expenditures; relaxation of some of the restrictions on American’s ability to solicit alternative transaction proposals or engage in discussions related to such an alternative transaction proposal; a significant reduction in the termination fee and expense reimbursement payable if the agreement and plan of merger were to be terminated in certain circumstances; and a reduction in the amount of time Hess would have to try to match any superior transaction proposal that emerges. Hess had initially proposed a 5% termination fee and unlimited expense reimbursement if the agreement and plan of merger was terminated in certain circumstances; American rejected that and proposed a reduction to a 2% termination fee and a cap on expense reimbursement at 0.5% of the merger consideration. Additionally, the revised draft indicated that American wanted further discussion regarding the potential cash dividend payable to its stockholders and the merger consideration.

On July 22, 2010, representatives of Hess held a telephone call with representatives of American to negotiate the terms of the agreement and plan of merger. In particular, the provisions in the agreement and plan of merger regarding (i) how to measure working capital for the purpose of the potential special dividend, (ii) the amount of the termination fee and a cap on expense reimbursement payable by American to Hess and the circumstances in which American would be obligated to pay such fee and reimbursement and (iii) the requirement that American use its commercially reasonable efforts to sell certain properties were discussed. The parties also discussed whether the merger consideration would be reflected in the agreement and plan of merger as a fixed exchange ratio designed to approximate the 8.6 million shares that Hess had proposed as the transaction consideration. During these negotiations, the representatives of American emphasized that in light of the timing to complete the merger, and American’s ongoing exploration and development activities and related capital needs, it was important to American that Hess provide interim financing for such activities in connection with the agreement and plan of merger or allow American to obtain such financing independently.

On July 23, 2010, American’s board of directors and its legal advisors held a special meeting to discuss the agreement and plan of merger following the discussion among the legal representatives of Hess and American the previous day. At this meeting, Tudor Pickering presented American’s board of directors with a financial analysis of the total consideration to be received by American stockholders in the transaction. American’s board of directors also discussed Hess’ requirement for the voting and lockup agreements. American subsequently delivered a revised draft of the form of voting and lockup agreement which reflected American’s objection to the provision whereby the voting and lockup agreements would survive for 18 months following the termination of the agreement and plan of merger.

Later that day, Hess delivered to American and its representatives its proposed revised draft of the agreement and plan of merger. The revised draft included the expanded Hess representations that were requested and reduced Hess’ proposed termination fee from 5% to 3.5% and capped expense reimbursement at the requested 0.5%. It also reduced the amount of time for Hess to try to match a superior transaction proposal. The revised agreement and plan of merger also referenced the fact that Hess would provide an interim working capital financing facility. A term sheet for such a facility in the amount of $25 million was sent to American’s representatives contemporaneously with the delivery of the revised agreement and plan of merger. The revised draft of the agreement and plan of merger and the term sheet for the interim financing facility made it clear that the facility would have to be repaid if the agreement and plan of merger were terminated.

On July 24, 2010, American delivered to Hess its draft disclosure letter, which contained disclosures related to American’s representations and warranties in the agreement and plan of merger. The disclosures included information regarding American’s subsidiaries, outstanding equity awards, including stock options, restricted stock and warrants, beneficial owners of American common stock, transactions with affiliates, history of SEC comment letters, the absence of pending litigation, the current status of American’s business, environmental matters, certain contracts, American’s employee benefit plans, real property leases, and oil and gas well drilling and production. and Hess reviewed this document over the weekend of July 24/25 and determined that none of the disclosures in the letter materially affected Hess’ conclusions from its diligence review. Additionally, American delivered comments to the interim financing term sheet and indicated that American would require not only a term sheet for the interim financing but a firm commitment from Hess in the amount of $30 million. Representatives from Hess and American had a further telephonic negotiation on July 25, 2010 with respect to the credit facility, voting and lockup agreements and agreement and plan of merger. Among other things discussed, American’s counsel indicated that American’s board of directors was still concerned that the termination fee was too high. Additionally, American’s counsel asserted that the definition of working capital for purposes of the potential special dividend should give credit to American for certain land acquisition costs and potentially other costs that would be incurred and that would otherwise reduce cash available for the special dividend. On July 25, 2010, Mr. Louis Jones and Mr. Pat O’Brien discussed the working capital issue and agreed to credit certain land acquisition costs but not make any additional changes.

On July 26, 2010, Hess delivered to American a draft commitment letter and a revised draft term sheet for a short-term revolving credit facility in the amount of $30 million. Representatives of Hess also indicated that Hess was willing to reduce the termination fee to 3% as a final compromise on the termination fee, which was calculated to equal $13.5 million. Expense reimbursement remained capped at 0.5%, which was calculated to equal $2.25 million. Hess’ board of directors approved the proposed transaction with American subject to final negotiations, and later that day, Hess delivered to American a proposed final version of the agreement and plan of merger, which incorporated all of the revisions previously agreed upon by respective legal counsel for American and Hess. Prior to receiving a revised draft of the agreement and plan of merger and as the respective legal counsels continued to negotiate the commitment letter for the financing and the voting and lockup agreements, American’s board of directors held a meeting on July 26, 2010 to discuss the status of the negotiations. At this meeting, American’s board of directors also received from Tudor Pickering an updated analysis. Subsequently, the agreement and plan of merger was finalized, as were the commitment letter for the interim financing and the voting and lockup agreements.

American’s board of directors held another meeting on July 27, 2010 at which Patton Boggs LLP, its outside legal counsel, presented a copy of the final draft of the agreement and plan of merger, the voting and lockup agreements and the financing commitment letter to American’s board of directors. After responding to questions from members of American’s board of directors on the agreement and plan of merger, American’s outside counsel discussed the terms of the proposed agreements. At this meeting, Tudor Pickering presented its financial analysis with respect to the potential transaction and answered questions from American’s board of directors. Tudor Pickering verbally rendered its opinion that, as of July 27, 2010, the total consideration (including the potential special dividend, if any) provided in the agreement and plan of merger was fair to the holders of American common stock from a financial point of view. This opinion was subsequently confirmed in writing as of the same date and is attached hereto as Appendix C. Also at this meeting, Patton Boggs LLP discussed with American’s directors the legal standards applicable to its decision to approve the agreement and plan of merger and the transactions contemplated thereby. In particular, American’s directors reviewed their duties of care and loyalty, to act in good faith and in the best interests of shareholders as a whole and to reasonably inform themselves of relevant factors before making a decision. Senior management of American, and American’s board of directors, reviewed the terms of the proposed agreement and plan of merger. American’s board of directors concluded that the proposed transaction with Hess was in the best interests of American and its stockholders, and recommended that American stockholders approve the merger and the agreement and plan of merger. After further discussion among the members of American’s board of directors and consideration of the factors described under “American’s Reasons for the Merger,” American’s board of directors voted unanimously to approve the agreement and plan of merger and the transactions contemplated thereby as being in the best interests of the stockholders of American. American’s board of directors authorized senior management to execute the agreement and plan of merger and the financing commitment letter. In the evening of July 27, 2010, Hess, Merger Sub and American executed the agreement and plan of merger and the commitment letter, and Hess and American issued a joint press release publicly announcing the transaction. In addition, on July 27, 2010, the voting and lockup agreements were executed by the stockholders party thereto and by Hess. On July 29, 2010, American filed a Report on Form 8-K with the Securities and Exchange Commission announcing that the agreement and plan of merger had been signed.

Hess’ Reasons for the Merger

Hess’ board of directors believes that the merger is in the best interest of Hess and its stockholders and approved the agreement and plan of merger after it consulted with Hess’ senior management with respect to strategic and operational matters and with its legal advisors with respect to the agreement and plan of merger and related issues. In making its determinations regarding the merger, Hess’ board of directors discussed a number of factors, including:

•	The increase of Hess’ strategic acreage position in the Bakken shale region in North Dakota by approximately 85,000 net acres, which will build upon Hess’ current net acreage position in the Bakken shale region of approximately 642,000 acres, leverage Hess’ nearby infrastructure and lean manufacturing techniques and enhance Hess’ growth profile in the Bakken shale region.

•	The compatibility of American’s business with Hess’ existing position in the Bakken shale region and Hess’ strategic emphasis on expanding unconventional oil and gas exploration and production opportunities.

•	American’s prospects and business, including American’s potential oil and gas reserves, potential production volumes, potential cash flows from operations, recent trading prices for both Hess and American common stock and the ratio of Hess’ common stock price to American’s common stock price over various periods, as well as current industry, economic and market conditions.

•	The effect of the merger on Hess stockholders, including potential dilution of Hess stockholders. Because Hess will be issuing new shares of common stock to American stockholders in the merger, each outstanding share of Hess common stock immediately prior to the merger will represent a smaller percentage of Hess’ total shares of common stock after the merger.

In view of the wide variety of factors considered in connection with its evaluation of the merger, Hess’ board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. Hess’ board of directors viewed its position and recommendations as being based on all of the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

American’s Reasons for the Merger

American’s board of directors has unanimously approved and adopted the agreement and plan of merger and determined that the agreement and plan of merger and the strategic business combination contemplated thereby are advisable and in the best interests of American stockholders. In the course of reaching its decision to approve the agreement and plan of merger, American’s board of directors consulted with American’s financial and legal advisors and considered a number of factors that it believed supported its decision. The material factors in support of its decision are set forth below.

•	The current and historical prices of American’s common stock and the fact that the per share merger consideration of 0.1373 shares of Hess common stock, based on the closing price of shares of Hess common stock on July 27, 2010, represents a premium of approximately:

•	9.4% over the closing price of $6.69 per share of American’s common stock on July 27, 2010, the last trading day before the public announcement the merger; and

•	14.2% over the closing price of American’s common stock on July 9, 2010, the date of the written proposal received from Hess.

•	American’s board of directors believed that the value received, approximately $5,000 per net acre (based on the cash-free equity value of the transaction), is at the high end of per acre valuations within American’s area of focus based on results from the May 5, 2010 State of North Dakota lease sale, which was the most recent publicly available measurement for acreage valuation, where American paid $2,600 to $5,600 per acre for state oil and gas mineral leases.

•	American’s board of directors considered the business, financial condition, results of operations, prospects and competitive position of American, the prospects for American’s continued growth and future profitability and the challenges in achieving such growth and profitability, particularly the need to finance continued exploration and development activities and the risk that either equity or debt financing could be dilutive or unavailable on terms advantageous to American.

•	American’s board of directors believes that the merger is more favorable to American’s stockholders than continuing to operate American as an independent company because of the uncertain returns to such stockholders in light of American’s business, operations, financial condition, strategy and prospects. American’s board of directors recognized, in particular, that American would continue to face significant challenges in executing its strategy of focusing on the development of its acreage position in the Williston Basin of North Dakota. American’s board of directors concluded that, because of Hess’ financial strength and operational resources, experience drilling in the Williston Basin and relationships with service companies in the exploration and production industry in the Williston Basin, a merger with Hess would improve American’s ability to capitalize on its production and development opportunities. In particular, American’s board of directors recognized the following challenges in continuing to execute American’s strategy which a merger with Hess could help address:

•	it can be difficult for a smaller producer such as American to secure crews and equipment to complete well drilling activities which can result in significant delays in bringing new wells into production;

•	the costs of drilling and completing new wells, and arranging for related services, has been increasing significantly during the past six months;

•	there is limited capacity in the Williston Basin for transporting hydrocarbons from the wells to processing facilities and that capacity and better pricing terms are generally more readily available to larger oil and gas producers;

•	installing infrastructure to facilitate natural gas sales and water disposal requires significant lead time and financial investment;

•	American has a limited history of production from the Bakken formation, which results in greater uncertainty regarding the production life of its wells and greater risk that drilling activities will not be commercially viable;

•	American must aggressively expand its drilling program to establish production in mineral leases that might otherwise expire;

•	American has experienced continually increasing oil and gas property lease costs during the past six months;

•	American is transforming its operational focus from acreage administration to managing oil and gas drilling and production activities, which requires American to hire skilled operational personnel and expand its administrative staff.

•	Hess has a significant position in, and a long term commitment to, the Williston Basin and has published its plan to invest about $1 billion per year over the next five years.

•	The complementary nature of the two companies’ positions in the Williston Basin will enhance the prospects for the combined company to achieve competitive advantages in its production and development opportunities.

•	The much larger market capitalization of Hess and greater ability of Hess to access capital markets will likely enhance the ability to finance exploration and development of American’s acreage position.

•	Hess committed to provide a senior secured revolving credit facility of $30.0 million on terms that are more favorable to American than would otherwise be available to American in the market, including the absence of financial covenants and fees so long as the agreement and plan of merger has not been terminated. This financing is important so that American can continue to finance its planned exploration and production activities and other working capital needs through the effective date of the merger.

•	American’s board of directors expects the merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, so that U.S. holders (as defined herein) of American common stock generally will not recognize gain or loss on the receipt of Hess common stock in exchange for American common stock in the merger, except with respect to cash received in lieu of fractional shares of Hess common stock or the potential special cash dividend described in the section entitled “— Special Dividend.”

•	Through their receipt of shares of Hess common stock as the merger consideration, American stockholders will have the opportunity to participate in Hess’ growth and income in the future (including those opportunities related to American’s business), should they determine to retain their Hess shares following the merger. American’s board of directors also considered that receiving shares of Hess common stock would provide liquidity for those American stockholders who do not want to hold Hess stock and seek to sell their Hess stock after the merger.

•	American stockholders who continue to hold Hess common stock following the merger will have an investment in a much larger and integrated energy company with more diversified businesses which may be subject to less financial and business risk than American.

•	The price proposed by Hess and the agreement and plan of merger reflect arm’s-length negotiations between the parties and represents the highest total value that American had been offered for the acquisition of American.

•	American’s management has devoted considerable time in evaluating the potential for joint venture participations in American’s Williston Basin acreage position. As part of its efforts to evaluate such opportunities, American has engaged in discussions with several companies in 2009 and early 2010 about strategic transactions involving American including the acquisition of or merger with American. None of the companies with whom such discussions took place indicated that they would be prepared to support a valuation for American on the terms offered by Hess.

•	American’s board of directors considered all the terms and conditions of the agreement and plan of merger, including:

•	the limited conditions to the completion of the merger, including that such completion will not require any filings or approvals with respect to the antitrust laws of the United States or of any other jurisdiction and the absence of a financing condition;

•	the exchange ratio in the merger is fixed so that American stockholders will have the opportunity to benefit from any increase in the trading price of Hess’ common stock between the announcement of the agreement and plan of merger and completion of the merger;

•	the possibility that American can declare a special cash dividend prior to the completion of the merger payable by the surviving company in the merger to American stockholders in an aggregate amount equal to American’s positive working capital (as determined in accordance with the agreement and plan of merger) to the extent of any cash on hand;

•	the provisions that allow American to engage in negotiations with, and provide information to, third parties in response to unsolicited, bona fide, written acquisition proposals from such third parties;

•	the provisions that allow American to terminate the agreement prior to the receipt of American stockholder approval of the merger to enter into a written agreement to effectuate a superior proposal; and

•	the ability of American to specifically enforce Hess’ obligations under the agreement and plan of merger.

•	The agreement and plan of merger requires the approval of the holders of at least a majority of American’s common stock.

•	American’s board of directors considered the terms of the voting and lockup agreements, in particular, the fact that they terminate upon a termination of the agreement and plan of merger.

•	Tudor Pickering rendered its opinion, dated July 27, 2010, to American’s board of directors as to the fairness as of such date, from a financial point of view, of the merger consideration and special dividend (if any), collectively, to the holders of American’s common stock, based upon and subject to the factors and assumptions, limitations, qualifications and other matters set forth in Tudor Pickering’s written opinion. See “— Opinion of American’s Financial Advisor” beginning on page 40 and Appendix C — Opinion of Tudor, Pickering, Holt & Co. Securities Inc. American stockholders are urged to read the Tudor Pickering opinion carefully and in its entirety.

American’s board of directors also considered a variety of risks and other potential negative factors concerning the agreement and plan of merger, the merger and the transactions contemplated thereby. The material negative factors considered by American’s board of directors are set forth below.

•	American stockholders will not directly participate in any future earnings or growth of American as American will no longer exist as an independent, publicly traded company. Instead, American stockholders will have only a relatively small equity position in Hess which could be diluted in the future and will not directly reflect the value of American’s business and operations.

•	Under the terms of the agreement and plan of merger, (i) American may not solicit other takeover proposals and (ii) American, in certain circumstances, may be required to pay Hess a $13.5 million termination fee, reimburse up to $2.25 million in Hess’ expenses and pay all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American if the agreement and plan of merger is terminated.

•	The agreement and plan of merger contains restrictions on the conduct of American’s business prior to the completion of the merger.

•	There can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied and, as a result, it is possible that the merger may not be completed even if approved by American stockholders.

•	The exchange ratio in the merger is fixed so that American stockholders will have the risk of any decrease in the trading price of Hess’ common stock between the announcement of the agreement and plan of merger and completion of the merger.

•	The transaction costs, including costs of potential litigation, arising from the agreement and plan of merger, are significant to a company the size of American.

•	American’s business plan for 2010 includes drilling activities and lease acquisitions that will require cash in excess of that which American expects to have on hand. If the merger is not completed and American seeks additional financing, market and other conditions may not be favorable and American may suffer adverse consequences from a delay in seeking such financing.

•	There are risks and costs associated with the merger not being completed in a timely manner or at all, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and potential litigation arising from the agreement and plan of merger or the transactions contemplated thereby.

•	There is uncertainty about whether a higher purchase price could be attained if a sale of American were postponed, including the uncertainty as to whether American’s operating performance at such a time would justify a higher purchase price.

•	American’s board of directors and executive officers have financial interests in the merger that are in addition to and/or differ from the interests of American’s stockholders.

•	Under Nevada law, American stockholders are not entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares.

•	There are various other applicable risks associated with American and the merger, including those described under the section entitled “Risk Factors” beginning on page 17.

The foregoing discussion of the factors considered by American’s board of directors is not exhaustive but American believes it includes the material factors considered by American’s board of directors in its consideration of the merger, the agreement and plan of merger and the transactions contemplated thereby. After considering these factors, American’s board of directors concluded that the considerations in favor of the merger, the agreement and plan of merger and the transactions contemplated thereby outweighed the negative factors. In view of the wide variety of factors considered, American’s board of directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual directors may have assigned different weights to various factors. American’s board of directors unanimously approved and adopted the agreement and plan of merger and determined the agreement and plan of merger and the strategic business combination contemplated thereby to be in the best interests of American stockholders and recommends that the stockholders approve the agreement and plan of merger based upon the totality of the information presented to and considered by it.

Opinion of American’s Financial Advisor

American retained Tudor Pickering solely to provide an opinion to American’s board of directors in connection with the merger. American instructed Tudor Pickering to evaluate the fairness, from a financial point of view, of the merger consideration and special dividend, if any, referred to collectively as the total consideration, to be paid to the holders of American common stock in the merger (other than shares held by American, Hess, Merger Sub or any of their affiliates). At a meeting of American’s board of directors held on July 27, 2010, Tudor Pickering rendered its opinion orally to American’s board of directors that, as of July 27, 2010, based upon and subject to the factors and assumptions set forth in the opinion and based upon such other matters as Tudor Pickering considered relevant, the total consideration to be paid to the holders of American common stock pursuant to the agreement and plan of merger was fair from a financial point of view to such holders. Upon execution of the agreement and plan of merger on July 27, 2010, Tudor Pickering confirmed its opinion in writing to American’s board of directors.

The opinion speaks only as of the date it was delivered and not as of the time the merger will be completed. The opinion does not reflect changes that may occur or may have occurred after July 27, 2010, which could significantly alter the value of American or Hess or the respective trading prices of their common stock, which are factors on which Tudor Pickering’s opinion was based.

The full text of the Tudor Pickering opinion, dated July 27, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Tudor Pickering in rendering its opinion, is attached hereto as Appendix C and is incorporated herein by reference. The summary of the Tudor Pickering opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. American stockholders are urged to read the Tudor Pickering opinion carefully and in its entirety. Tudor Pickering provided its opinion for the information and assistance of American’s board of directors in connection with its consideration of the merger. The Tudor Pickering opinion does not constitute a recommendation as to how any holder of interests in American should vote or act with respect to the merger or any other matter.

Tudor Pickering’s opinion and its presentation to American’s board of directors were among many factors taken into consideration by American’s board of directors in approving the agreement and plan of merger and making its recommendation regarding the merger.

In connection with rendering its opinion and performing its related financial analysis, Tudor Pickering reviewed, among other things:

•	the agreement and plan of merger;

•	annual reports to stockholders and Annual Reports on Form 10-K of American for the three years ended December 31, 2009;

•	annual reports to stockholders and Annual Reports on Form 10-K of Hess for the three years ended December 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of American and Hess;

•	certain other communications from American and Hess to their respective stockholders;

•	the estimated proved reserves of American as of December 31, 2009 prepared by Ryder Scott Company L.P., which were discussed with the senior management of American;

•	the estimated proved reserves of American effective April 1, 2010 prepared by management of American, which were discussed with the senior management of American;

•	the estimated future production and cash flows associated with the producing assets and undeveloped inventory of American effective July 1, 2010, which were discussed with the senior management of American;

•	certain internal financial information and forecasts for American prepared by the management of American; and

•	certain publicly available research analyst reports with respect to the future financial performance of American and Hess, which were discussed with the senior managements of American and Hess.

Tudor Pickering also held discussions with members of the senior managements of American and Hess regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective entities. In addition, Tudor Pickering reviewed the reported price and trading activity for the American common stock and Hess common stock, compared certain financial and stock market information for American and Hess with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and natural gas exploration, development and production industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of its opinion, Tudor Pickering assumed and relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for it, or publicly available, and did not independently verify such information. Furthermore, Tudor Pickering relied upon the assurances of the senior management of American that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. In that regard, Tudor Pickering assumed with American’s consent that (i) the internal financial information and forecasts referenced above (including the forecasted amount of working capital which will be paid to holders of the American common stock as the special dividend discussed below) were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of American, and that such forecasts will be realized in the amounts and the time periods contemplated thereby, (ii) the publicly available research analyst reports of Hess were a reasonable basis upon which to evaluate the future financial performance of Hess and that Hess will perform substantially in accordance with such projections, and (iii) the estimated proved reserves of American as of December 31, 2009 prepared by Ryder Scott Company L.P., the estimated proved reserves of American effective April 1, 2010 prepared by management of American and the estimated future production and cash flows associated with the producing assets and undeveloped inventory of American effective July 1, 2010 were a reasonable basis upon which to evaluate the proved reserve levels and non-proved resource levels of American. Tudor Pickering also assumed the accuracy of the representations and warranties contained in the agreement and plan of merger and all agreements related thereto and that the transactions contemplated by the agreement and plan of merger will be consummated in accordance with the terms of the agreement and plan of merger without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory or other consents, approvals, releases and waivers, no delay, limitation, restriction or condition will be imposed that would have a material adverse effect on American, Hess, Hess Investment Corp., the holders of American common stock or the expected benefits of the transactions contemplated by the agreement and plan of merger in any way meaningful to its analysis. In addition, Tudor Pickering did not conduct a physical inspection of the properties and facilities of American or any of its subsidiaries or Hess or any of its subsidiaries and did not make or obtain an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of American or any of its subsidiaries or Hess or any of its subsidiaries and was not furnished with any such evaluation or appraisal. Tudor Pickering’s opinion does not address any legal, regulatory, tax or accounting matters.

Tudor Pickering’s opinion is necessarily based upon economic, monetary, market and other conditions as in effect on, and the information made available to it as of, July 27, 2010. Tudor Pickering has disclaimed any obligation to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion.

The estimates contained in Tudor Pickering’s analysis and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Tudor Pickering’s analysis and estimates are inherently subject to substantial uncertainty.

The description set forth below constitutes a summary of the analyses employed and factors considered by Tudor Pickering in rendering its opinion to American’s board of directors. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Tudor Pickering did not attribute any particular weight to any particular analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Several analytical methodologies were employed by Tudor Pickering in its analyses, and no one method of analysis should be regarded as critical to the overall conclusion reached by Tudor Pickering. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, Tudor Pickering believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors in their entirety, could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Tudor Pickering, therefore, is based on the application of Tudor Pickering’s own experience and judgment to all analyses and factors considered by Tudor Pickering, taken as a whole. Tudor Pickering’s opinion was reviewed and approved by its fairness opinion committee.

No company or transaction used in the analyses of comparable transactions summarized below is identical or directly comparable to American, Hess or the merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered. The companies and transactions included in the comparisons summarized below were those deemed by Tudor Pickering to be relevant to such comparisons based on Tudor Pickering’s judgment.

Tudor Pickering’s opinion relates solely to the fairness, from a financial point of view, to the holders of the outstanding shares of American common stock (other than shares held by American, Hess, the surviving company or any of their affiliates) of the total consideration to be paid to such holders in the merger as contemplated by the agreement and plan of merger.

Tudor Pickering’s opinion does not address the relative merits of the merger as compared to any alternative business transaction or strategic alternative that might be available to American, nor does it address the underlying business decision of American to engage in the merger. Tudor Pickering does not express any view on, and its opinion does not address, any other term or aspect of the agreement and plan of merger or the merger, including, without limitation, the fairness of the merger to, or any consideration received in connection therewith by, creditors or other constituencies of American or Hess, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of American or Hess, or any class of such persons, in connection with the merger. Tudor Pickering has not been asked to consider, and its opinion does not address, the price at which Hess common stock will trade at any time. Tudor Pickering is not rendering any legal or accounting advice and understands American is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the merger.

Tudor Pickering was not requested to, and did not, solicit indications of interest or proposals from third parties regarding a possible acquisition of all or any part of American or any alternative transaction. Tudor Pickering was not retained to, and it did not materially, participate in the negotiation of the terms of the agreement and plan of merger or the transactions contemplated thereby, nor was Tudor Pickering retained to, and it did not materially, provide any advice or services in connection with the agreement and plan of merger or the transactions contemplated thereby other than the delivery of its opinion. Tudor Pickering expresses no view or opinion as to any such matters and has assumed, with the consent of American, that the terms of the agreement and plan of merger are, from the perspective of American and its stockholders, the most beneficial that could be obtained.

The data and analyses summarized herein are from Tudor Pickering’s presentation to American’s board of directors delivered on July 27, 2010, which primarily utilized market closing prices as of July 26, 2010. The analyses summarized herein include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be read with the text of each summary. For purposes of its analysis, Tudor Pickering defined EBITDAX as net income plus income taxes, interest expense (less interest income), depreciation and amortization, and exploration expenses. Cash flow represents cash flow provided by operations before changes in working capital.

Tudor Pickering and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. American selected Tudor Pickering to provide a fairness opinion in connection with the merger because of Tudor Pickering’s expertise, reputation and familiarity with the oil and gas industry and because its investment banking professionals have substantial experience in transactions comparable to the merger.

Pursuant to its engagement letter with Tudor Pickering, American agreed to pay Tudor Pickering $1 million upon delivery of its opinion. The engagement letter also provides for additional fees contingent upon the consummation of the merger, equal to $500,000 payable upon consummation of the merger. The amount and timing of the payment of the fees to Tudor Pickering was determined based on negotiations between American and Tudor Pickering, and the timing of the $500,000 payment on closing was made at the request of American as a means of controlling costs in case the merger was not completed. American has also agreed to reimburse Tudor Pickering for reasonable out-of-pocket expenses incurred by Tudor Pickering in performing its services, including reasonable fees and expenses of its legal counsel, and to indemnify Tudor Pickering against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

In the ordinary course of its business, Tudor Pickering and its affiliates may actively trade or hold the securities of American and Hess for its own account or for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Tudor Pickering and its affiliates and certain of its employees, including members of the team performing services in connection with the merger, as well as certain private equity funds associated or affiliated with Tudor Pickering, in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including American and Hess, other prospective purchasers and their respective affiliates. Tudor Pickering and its affiliates may provide investment banking or other financial services to Hess or any of the other parties to the transaction or their respective stockholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, it may receive compensation.

Summary of Tudor Pickering’s Analysis

In the merger, holders of American common stock will receive 0.1373 shares of Hess common stock for each share of American common stock, which is referred to as the merger consideration. Additionally, the agreement and plan of merger provides for a possible cash dividend to holders of American common stock to the extent of American’s positive working capital as of the closing date of the merger, subject to available cash, which is referred to as the special dividend. The merger consideration and the special dividend, if any, are collectively referred to in this section as the total consideration. Based on the last trading price of Hess common stock of $52.78 on July 26, 2010 and assuming no special dividend is payable pursuant to the terms of the agreement and plan of merger, the value of the total consideration to be received by American stockholders was $7.25 per share, and assuming a special dividend of $6.9 million in the aggregate, the value of the total consideration to be received by American stockholders was $7.36 per share. Tudor Pickering concluded that, as of July 27, 2010, based upon and subject to the factors and assumptions set forth in the opinion and based upon such other matters as Tudor Pickering considered relevant, the total consideration to be paid to the holders of American common stock pursuant to the agreement and plan of merger, including the special dividend if it is paid, was fair from a financial point of view to such holders.

Commodity Price Assumptions

The annual commodity price assumptions used by Tudor Pickering in certain of its analyses are summarized below. Tudor Pickering used the applicable 2015 NYMEX Forward Strip prices for the periods after 2015 in its analyses that called for NYMEX Forward Strip prices in periods after 2015. Tudor Pickering used the applicable 2014 Wall Street Consensus prices for periods after 2014 that called for Wall Street Consensus prices in periods after 2014.

NYMEX Forward Strip as of July 26, 2010 (“Strip”)

Year	Gas (per MMBtu)	Oil (per Bbl)

2010	$4.86	$79.86
2011	5.20	82.61
2012	5.53	84.33
2013	5.72	85.14
2014	5.92	85.93
2015	6.16	87.04

Wall Street Research Consensus (“Consensus”) (Source: Bloomberg)

Year	Gas (per MMBtu)	Oil (per Bbl)

2010	$5.75	$82.80
2011	6.23	88.25
2012	6.50	96.00
2013	7.00	97.63
2014	7.10	88.38
2015	7.10	88.38

10 Year Historical Monthly Average (“10 Year Average”)

	Gas (per MMBtu)	Oil (per Bbl)

Average (Rounded)	$6.00	$55.00

Select Public Company Trading Statistics Analysis

Tudor Pickering reviewed and compared certain financial, operating and stock market information of American to corresponding information of selected publicly traded companies with assets and operations deemed by Tudor Pickering to be most similar to American, which included Brigham Exploration Company, Kodiak Oil & Gas Corp., Oasis Petroleum Inc. and Northern Oil & Gas, Inc.

For the public trading analysis, select trading multiples were analyzed, including:

•	enterprise value over proved reserves;

•	enterprise value over Q1 2010 daily production;

•	enterprise value over 2010E and 2011E production;

•	enterprise value over 2010E and 2011E EBITDAX; and

•	share price over 2010E and 2011E cash flow per share.

The enterprise value of each selected company was obtained by adding the market value of its common stock, its outstanding debt, and the book value of its preferred stock, minus its cash balance, as appropriate. Tudor Pickering utilized estimated future production, cash flow and EBITDAX for this analysis based on internal forecasts prepared by American management and on analyst consensus forecasts. The observed multiple ranges from the public trading analysis as compared to the resulting implied transaction range of multiples resulting from the proposed total consideration are summarized below. For purposes of the following table, total consideration was calculated based on the closing price of Hess common stock of $52.78 on July 26, 2010, multiplied by the exchange ratio of 0.1373, multiplied by the 62.6 million shares (based on the treasury stock method) of American common stock outstanding as of July 26, 2010, or $454 million.

				Total Consideration
			Total Consideration	($6.9 Million Special
	Range	Median	(no Special Dividend)	Dividend)

Ratio of Enterprise Value Over:
Proved Reserves ($/Boe)	$72.50 – $123.47	$90.50	$519.57	$519.57
Q1’2010 Production ($/MBoe/d)	$367,248 – $554,926	$407,437	$2,710,950	$2,710,950
2010E Production ($/MBoe/d)	$262,906 – $341,605	$312,552	$451,126 – $567,298	$451,126 – $567,298
2011E Production	$111,303 – $178,187	$145,642	$157,855 – $189,099	$157,855 – $189,099
($/MBoe/d)
2010E EBITDAX	15.9x – 18.1x	17.1x	40.9x – 57.1x	40.9x – 57.1x
2011E EBITDAX	7.0x – 7.7x	7.1x	9.5x – 10.0x	9.5x – 10.0x
Ratio Of Share Price Over:
2010E Cash Flow Per Share	17.7x – 18.8x	18.1x	40.9x – 53.7x	41.5x – 54.5x
2011E Cash Flow Per Share	6.8x – 8.8x	7.2x	9.5x – 10.4x	9.7x – 10.6x

Tudor Pickering noted that the observed ratios of enterprise value were identical whether or not the special dividend was included because the special dividend, if any, would be paid from American’s cash balances and so it would not impact what Hess pays as merger consideration.

Select Oil-Weighted Transaction Statistics Analysis

Tudor Pickering reviewed the 29 domestic oil-weighted transactions in the upstream energy industry of which Tudor Pickering was aware with the following criteria: (i) transaction value greater than or equal to $100 million, (ii) assets or target entity reserve base comprised of greater than 50% oil, predominantly onshore, and (iii) announced since January 1, 2009. Of these 29 transactions, 21 were asset sales, seven were corporate transactions, and one was a bankruptcy-related transaction. Three of these 29 transactions were also included in the

Selected Corporate Transaction Statistics Analysis described below. Tudor Pickering conducted a comparable transactions analysis to assess how similar transactions were valued.

For the comparable transactions analysis, select transaction multiples were analyzed including:

•	the transaction value (defined as the equity purchase price plus assumed net debt obligations, if any) over proved reserves (including both developed and undeveloped proved reserves); and

•	the transaction value over daily production.

The observed multiple ranges from the comparable transaction analysis as compared to the resulting implied transaction multiples resulting from the proposed total consideration are summarized below. For purposes of the following table, total consideration was calculated based on the closing price of Hess common stock of $52.78 on July 26, 2010, multiplied by the exchange ratio of 0.1373, multiplied by the 62.6 million shares (based on the treasury stock method) of American common stock outstanding as of July 26, 2010, or $454 million.

	Comparable Transactions		Total
Ratio of Transaction Value Over:	Range	Median	Consideration

Proved Reserves ($/Boe)	$2.71 – $24.06	$12.88	$519.57
Production ($/MBoe/d)	$35,375 – $170,455	$97,253	$2,710,950

Selected Corporate Transaction Statistics Analysis

Tudor Pickering reviewed certain corporate transactions in the upstream energy industry with the following criteria: (i) publicly traded target entity, (ii) target entity reserve base comprised of greater than 50% oil, and (iii) announced since 2005. Tudor Pickering conducted a comparable transactions analysis to assess how similar transactions were valued. The selected transactions and year of announcement are set forth below:

•	Sandridge Energy Inc./Arena Resources Inc. (2010)

•	Denbury Resources Inc./Encore Acquisition Co. (2009)

•	Apollo Global Management/Parallel Petroleum (2009)

•	Occidental Petroleum Corp./Vintage Petroleum, Inc. (2005)

•	Petrohawk Energy Corp./Mission Resources Corporation (2005)

•	Norsk Hydro ASA (ADS)/Spinnaker Exploration Company (2005)

For the comparable transactions analysis, select transaction multiples were analyzed including:

•	the transaction value (defined as the equity purchase price plus assumed net debt obligations, if any) over proved reserves;

•	the transaction value over daily production; and

•	the transaction value over current year and forward year EBITDAX.

Tudor Pickering utilized estimated EBITDAX for this analysis based on internal forecasts prepared by American management and on analyst consensus forecasts. The observed multiple ranges from the comparable transaction analysis as compared to the resulting implied transaction range of multiples resulting from the proposed total consideration are summarized below. For purposes of the following table, total consideration was calculated based on the closing price of Hess common stock of $52.78 on July 26, 2010, multiplied by the exchange ratio of

0.1373, multiplied by the 62.6 million shares (based on the treasury stock method) of American common stock outstanding as of July 26, 2010, or $454 million.

			Total
Ratio of Transaction Value Over:	Range	Median	Consideration

Proved Reserves ($/MMBoe)	$9.03 – $41.05	$16.62	$519.57
Production ($/Boe/d)	$51,951 – $157,794	$87,363	$2,710,950
Current Year EBITDAX	6.7x – 9.4x	8.1x	40.9x – 57.1x
Forward Year EBITDAX	5.0x – 8.4x	6.4x	9.5x – 10.0x

Selected Transaction Premiums Analysis

Tudor Pickering reviewed certain corporate transactions in the upstream energy industry with the following criteria: (i) 100% stock consideration and (ii) announced since 2001. Tudor Pickering calculated the premium of the $7.25 or $7.36 per share total consideration (calculated by multiplying the 0.1373 exchange ratio by Hess’s closing price as of July 26, 2010 and, in the latter case, adding the assumed per share amount of the aggregate $6.9 million special dividend) to the last trading day prior and the trading day seven days prior to the announcement of the transaction and to the 52-week high and 52-week low. The selected transactions and results of the analysis are summarized below:

•	Exxon Mobil Corp./XTO Energy Inc. (2009)

•	Cimarex Energy Co./Magnum Hunter Resources Inc. (2005)

•	Kerr-McGee Corporation/Westport Resources Corp. (2004)

•	Plains Exploration & Production Co./Nuevo Energy Company (2004)

•	Whiting Petroleum Corp./Equity Oil Co. (2004)

•	Evergreen Resources, Inc./Carbon Energy Corporation (2003)

•	Devon Energy Corp./Ocean Energy Inc. (2003)

•	Unocal Corp./Pure Resources, Inc. (2002)

•	Newfield Exploration Co./EEX Corporation (2002)

•	Phillips Petroleum Company/Conoco Inc. (2001)

•	Westport Resources Corp./Belco Oil & Gas Corp. (2001)

				Total
			Total	Consideration
			Consideration (no	($6.9 Million
	Range	Median	Special Dividend)	Special Dividend)

Premium to 1 Day	(4)% to 27%	11%	8%	9%
Premium to 7 Days	(9)% to 29%	16%	20%	22%
Premium to 52-Week High	(57)% to 22%	(4)%	(6)%	(5)%
Premium to 52-Week Low	2% to 154%	80%	565%	575%

Target Price Comparison

Tudor Pickering compared the implied value of the total consideration per share to be received by holders of the American common stock pursuant to the agreement and plan of merger based on the median analyst price target of Hess common stock of $74.00 per share to the median analyst price target of American common stock of $8.50 per share. The premiums of the implied value of the total consideration of $10.16 and $10.27 per share (calculated by multiplying the 0.1373 exchange ratio by Hess’s median analyst price target of $74.00 per share and, in the latter case, adding the assumed per share amount of the aggregate $6.9 million special dividend) compared to median analyst target price of American were 20% and 21%, respectively.

Net Asset Valuation Analysis

Tudor Pickering performed an illustrative net asset value analysis of American. Tudor Pickering calculated the present value of the after-tax (including the utilization of American’s net operating loss carry-forwards) future cash flows that American could be expected to generate from its estimate of future production and cash flow associated with its producing assets and undeveloped inventory effective July 1, 2010, as provided by the management of American. Tudor Pickering estimated net asset value by adding (i) the present value of the cash flows generated by these producing assets and undeveloped inventory multiplied by probability weightings ranging from 100% to 10% to reflect Tudor Pickering’s judgment regarding the relative certainty of the individual reserve categories, less (ii) pre-tax general and administrative expenses as provided by the management of American, less (iii) the expected income taxes to be paid. The resulting asset value was then adjusted by American’s estimated net debt amount (total debt less cash) as of September 30, 2010, as provided by management of American, to calculate equity value as of October 1, 2010. All cash flows associated with American’s producing assets and undeveloped inventory through 2050 were discounted at a rate of 11% to 15%. This discount rate range was selected based on Tudor Pickering’s estimate of the weighted average cost of capital of American. Tudor Pickering utilized Strip commodity prices to derive the cash flows. Based on the foregoing assumptions, the net asset value calculation resulted in an implied American common stock valuation range of $4.34 to $6.16 per share. Tudor Pickering calculated the impact of commodity prices, capital expenditures and the probability weightings applied to the cash flows generated by the producing assets and undeveloped inventory on net asset value discounted at a rate of 11% to 15%. For commodity price sensitivities, Tudor Pickering applied (i) 10 year historical monthly average prices (“10 Year Average”) (ii) Wall Street research consensus prices (“Consensus”) and (iii) flat pricing using a range of $60 to $100 oil with a 14:1 oil to gas ratio which resulted in an implied American common stock valuation range of $0.30 to $8.74. Tudor Pickering increased and decreased capital expenditures by 20% in the Strip commodity price case, which resulted in an implied American common stock valuation range of $3.10 to $7.48 per share. Tudor Pickering increased and decreased the probability weighting applied to the cash flows generated by the undeveloped inventory by 25% in the Strip commodity price case, which resulted in an implied American common stock valuation range of $2.66 to $8.87 per share.

Discounted Cash Flow Analysis

Tudor Pickering performed a discounted cash flow analysis of American using financial forecasts through 2016, including the utilization of American’s net operating loss carry-forwards, as provided by American. Tudor Pickering utilized Strip commodity prices as described above under “— Commodity Price Assumptions” to derive the cash flows. The cash flows associated with the projected drilling and production activities were multiplied by probability weightings ranging from 100% to 10% to reflect Tudor Pickering’s judgment regarding the relative certainty of these activities. Terminal values were calculated at December 31, 2015 using a multiple range of 3.0x to 5.5x 2016E EBITDAX. This range of EBITDAX multiples was based on multiples for companies that Tudor Pickering judged to be similar to American at the terminal value date. Discount rates of 11% to 15% were used to calculate the present value of the annual free cash flows and the terminal value. This discount rate range was selected based on Tudor Pickering’s estimate of the weighted average cost of capital of American. The resulting enterprise value was then adjusted by American’s estimated net debt amount (total debt less cash) as of September 30, 2010 as provided by management to calculate equity value as of October 1, 2010. Based on the foregoing assumptions, the discounted cash flow calculation resulted in an implied American common stock valuation range of $5.34 to $11.09 per share. Tudor Pickering calculated the impact of commodity price assumptions on discounted cash flow value. For commodity price sensitivities, Tudor Pickering applied (i) 10 Year Average prices (ii) Consensus prices and (iii) flat pricing using a range of $60 to $100 oil with a 14:1 oil to gas ratio. The Consensus commodity pricing assumption applied to the discounted cash flow calculation resulted in an implied American common stock valuation range of $6.22 to $12.02 per share. The 10 Year Average commodity pricing assumption applied to the discounted cash flow calculation resulted in an implied American common stock valuation range of $0.67 to $4.54 per share. The flat commodity pricing assumption applied to the discounted cash flow calculation resulted in an implied American common stock valuation range of $0.89 to $14.14 per share.

Interests of American’s Executive Officers and Directors in the Merger

In considering the recommendation of American’s board of directors to vote “FOR” the approval of the agreement and plan of merger, American stockholders should be aware that members of American’s board of directors and American’s executive officers have interests in the transaction that are different from, and/or in addition to, the interests of American stockholders generally. These interests, to the extent material, are described below. The independent members of American’s board of directors were aware of these differing interests and potential conflicts and considered them, among other matters, in evaluating and negotiating the agreement and plan of merger, the merger and other transactions contemplated by the agreement and plan of merger and in recommending to American stockholders that the agreement and plan of merger be approved.

The additional payments and benefits that the executive officers and directors of American are entitled to receive upon the consummation of the merger are summarized below.

Restricted Stock

At the effective time of the merger, restricted stock held by American employees, including executive officers of American and directors of American, will vest and will thereafter be converted into the merger consideration in the same manner as other American common stock.

American has granted to Don E. Schroeder, American’s Vice President Land, 8,000 shares of restricted American common stock that will be issued upon a change in control of American and will, at the effective time of the merger, vest and thereafter be converted into Hess common stock in the same manner as other American common stock.

As of November 11, 2010, American’s executive officers and directors, in the aggregate, were granted or held 517,557 shares of restricted American common stock, which will convert, at the effective time of the merger, into the right to receive, in the aggregate, 71,059 shares of Hess common stock.

The chart below sets forth certain information, as of November 11, 2010, with respect to the restricted American common stock held by, or granted to, certain of American’s directors and executive officers that will be converted into the merger consideration and an estimate of the total value of shares of Hess common stock to be paid as merger consideration with respect to restricted stock that will vest at the effective time of the merger:

	Estimated Number of		Estimated Value of
	Shares of Restricted	Estimated Number of	Restricted
	American Common	Converted Shares of Hess	Stock to Vest
Name	Stock	Common Stock	upon Merger(1)

Patrick D. O’Brien	82,500	11,327	$603,729
(CEO, Board Chairman)
Andrew P. Calerich	90,000	12,357	$658,628
(President and Director)
Bobby G. Solomon	82,500	11,327	$603,729
(VP, Economics and Financial Evaluation)
Nick DeMare	37,519	5,151	$274,548
(Director)
C. Scott Hobbs	37,519	5,151	$274,548
(Director)
Jon R. Whitney	37,519	5,151	$274,548
(Director)
Joseph B. Feiten	14,000	1,922	$102,442
(CFO, principal financial and accounting officer)
Peter T. Loeffler	114,000	15,652	$834,251
(VP, Exploration & Development)
Don E. Schroeder	22,000	3,021	$161,019
(VP, Land)

(1)	The value of the restricted stock to vest upon the merger is based on the $53.30 closing price of shares of Hess common stock on July 27, 2010, the last trading day prior to the announcement of the merger, and a 0.1373 exchange ratio.

For more information regarding the treatment of American restricted stock, see “The Agreement and Plan of Merger — Merger Consideration” beginning on page 62.

Stock Options

In connection with the merger, all unvested stock options will become fully exercisable immediately prior to the effective time of the merger. Any American stock option that is in-the-money (option that has an exercise price less than the market price of American common stock on the last full trading day prior to the effective time of the merger) as of the effective time of the merger and that is not exercised prior to the effective time of the merger will be entitled to receive a number of shares of Hess common stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of American common stock issuable upon the exercise of the relevant stock option multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger over (II) the exercise price per share of the applicable stock option, by (2) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger. Any stock option not exercised by the effective time that is not in-the-money as of the effective time of the merger will be canceled.

As of November 11, 2010, American’s executive officers and directors, in the aggregate, held 1,919,500 stock options, which, assuming all American stock options are in-the-money, would convert, at the effective time of the merger, into the right to receive, in the aggregate, 156,647 shares of Hess common stock.

The chart below sets forth certain information, as of November 11, 2010, with respect to the stock options held by certain of American’s directors and executive officers that, if not exercised prior to the effective time of the merger, will be converted into the merger consideration and an estimate of the total value of shares of Hess common stock to be paid as merger consideration with respect to stock options that will become fully exercisable at the effective time of the merger:

	Estimated Number of
	Shares of American
	Common Stock		Estimated Number of	Estimated Value of
	underlying American		Shares of Hess	Stock Options to Vest
Name	Stock Options	Exercise Price	Common Stock(1)	upon Merger(2)

Patrick D. O’Brien	250,000	$1.25	27,912	$1,487,710
(CEO, Board Chairman)
Andrew P. Calerich	500,000	$3.66	31,093	$1,657,257
(President and Director)
Nick DeMare	65,000	$6.03	880	$46,904
(Director)
C. Scott Hobbs	100,000	$3.29	6,978	$371,927
(Director)
Jon R. Whitney	87,500	$2.38	7,740	$412,542
(Director)	65,000	$6.03	880	$46,904
Joseph B. Feiten	272,000	$2.00	26,181	$1,395,447
(CFO, principal financial and accounting officer)
Peter T. Loeffler	30,000	$3.37	2,044	$108,945
(VP, Exploration & Development)	210,000	$2.00	20,213	$1,077,353
Don E. Schroeder	340,000	$2.00	32,726	$1,744,296
(VP, Land)

(1)	The estimated number of shares of Hess common stock entitled to be received assumes all American stock options are in-the-money. The value of the stock option to vest upon the merger is based on the $6.69 closing price of shares of American common stock on July 27, 2010, the last trading day prior to the announcement of the merger, and a 0.1373 exchange ratio.

(2)	The value of the stock option to vest upon the merger is based on the $53.30 closing price of shares of Hess common stock on July 27, 2010, the last trading day prior to the announcement of the merger, and a 0.1373 exchange ratio. The estimated value of stock options to vest upon the merger is adjusted to reflect the fact that no partial shares will be issued.

For more information regarding the treatment of American stock options, see “The Agreement and Plan of Merger — Merger Consideration” beginning on page 62.

Severance Payments

Hess has agreed to provide certain severance payments to American’s employees, including current executive officers of American, who are employed immediately prior to the effective time of the merger and who remain employed with the surviving entity, equal to any such employee’s monthly base salary immediately prior to such termination for an aggregate period of six months, following any involuntary termination of any such employee’s employment without cause within the 12-month period following the effective date of the merger, subject to certain conditions. Any employee who is a party to a written agreement with American (which includes all executive officers) providing for six months of severance pay will receive severance in accordance with the employment agreement.

Hess has agreed to offer to American’s employees, including current executive officers of American, selected by Hess, who are employed immediately prior to the effective time of the merger and who remain employed with the surviving entity, an additional month of base salary as severance pay for each full calendar month such employee remains continuously employed by Hess immediately following the calendar month of the closing of the merger, up to six months of severance pay in addition to any severance pay otherwise payable to such employee.

Director and Officer Indemnification and Insurance

Under the terms of the agreement and plan of merger, from the effective time of the merger through the sixth anniversary of the effective time of the merger, Hess will indemnify and hold harmless, and provide advancement of expenses to, to the fullest extent permitted by law, each current and former director and executive officer of American and its subsidiaries, in each case to the same extent such directors and executive officers are indemnified or have the right to advancement of expenses as of the date of the agreement and plan of merger by American for acts or omissions occurring at or prior to the effective time of the merger (including for acts or omissions occurring in connection with the approval of the agreement and plan of merger and the consummation of the transactions contemplated thereby).

Hess is required to purchase a six-year tail policy of directors’ and officers’ liability insurance covering claims arising from facts or events that occurred on or before the effective time of the merger with respect to those persons who are currently covered by American’s directors’ and officers’ liability insurance policy of at least the same coverage and amounts and containing terms and conditions with respect to such coverage and amounts no less favorable than those of such current policy.

Section 16 Matters

American’s and Hess’ boards of directors have agreed to take steps to exempt from short-swing profit recapture liability under Section 16 of the Exchange Act any dispositions of American’s common stock by directors, executive officers and principal stockholders who are subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to American.

Material United States Federal Income Tax Consequences

In the opinion of Patton Boggs LLP, counsel to American, the following are the material U.S. federal income tax consequences of the merger to U.S. holders of American common stock.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of American common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•	a trust that (i) is subject to (a) the primary supervision of a court within the United States and (b) the authority of one or more United States persons to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds American common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding American common stock, you should consult your tax advisors.

This discussion addresses only those American stockholders that hold their American common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, and does not address all the U.S. federal income tax consequences that may be relevant to particular American stockholders in light of their individual circumstances or to American stockholders that are subject to special rules, such as:

•	financial institutions;

•	investors in pass-through entities;

•	regulated investment companies;

•	real estate investment companies;

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons that hold American common stock as part of a straddle, hedge, constructive sale or conversion transaction;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons who are not U.S. holders;

•	stockholders who acquired their shares of American common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan;

•	persons liable for the alternative minimum tax; and

•	a partnership or other pass-through entity for U.S. federal income tax purposes.

The following discussion is based on the Internal Revenue Code, its legislative history, existing and proposed U.S. Treasury regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed in this document. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisors as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

Completion of the merger is conditioned on, among other things, the receipt by American of a tax opinion from Patton Boggs LLP that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This opinion will rely on certain assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the agreement and plan of merger, and representations and covenants made by Hess and American, including those contained in representation letters of officers of Hess and American. If any of those representations, covenants or assumptions is inaccurate, the opinion may not be relied upon, and the U.S. federal income tax consequences of the merger could differ from those discussed here. In addition, the tax opinion will not be binding on the Internal Revenue Service, and neither Hess nor American intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

Based upon the foregoing, the material U.S. federal income tax consequences of the merger will be as follows:

•	none of American, Hess or Merger Sub will recognize gain or loss in the merger;

•	an American stockholder receiving Hess common stock in exchange for all of such stockholder’s shares of American common stock will recognize no gain or loss on the exchange, other than with respect to cash received in lieu of a fractional share of Hess common stock (described below) or the potential special cash dividend discussed below in the section entitled “— Tax Consequences of the Special Dividend”;

•	the aggregate basis of the Hess common stock received in the merger will be the same as the aggregate basis of the American common stock for which it is exchanged, decreased by the amount of the cash Dividend (as defined below) received in the merger if the Dividend is integrated with the merger for U.S. federal income tax purposes (see the discussion below in the section entitled “— Tax Consequences of the Special Dividend”), decreased by any basis attributable to fractional share interests in Hess common stock for which cash is received, and increased by the amount of any gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed in the section entitled “— Tax Consequences of the Special Dividend”, but excluding any gain or loss recognized with respect to fractional share interests in Hess common stock for which cash is received and any gain attributable to the Dividend if the Dividend is not integrated with the merger for U.S. federal income tax purposes);

•	the holding period for the shares of Hess common stock received in exchange for shares of American common stock in the merger by an American stockholder (including fractional shares deemed received) will include the holding period of the shares of American common stock exchanged therefore; and

•	no fractional shares of Hess common stock will be issued in the merger. American’s stockholders receiving cash in lieu of fractional shares of Hess common stock generally will recognize gain or loss equal to the difference between the amount of cash received and their basis in their fractional shares of Hess common stock (computed as described above). The character of such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the fractional shares of Hess common stock are treated as having been held for more than one year at the time of the merger. The deductibility of capital losses is subject to limitation under the Internal Revenue Code.

Tax Consequences of the Special Dividend

As described under “The Merger — Special Dividend”, the agreement and plan of merger provides for a possible cash dividend (the “Dividend”) to American stockholders. In the event a Dividend is paid and such dividend is not integrated with the merger for U.S. federal income tax purposes, then a U.S. holder generally will recognize dividend income to the extent the Dividend is paid out of the current or accumulated earnings and profits of American, and to the extent, if any, that the amount of the Dividend exceeds the current and accumulated earnings and profits of American, it will be treated first as a tax-free return of capital up to a U.S. holder’s adjusted tax basis in its shares of American common stock and thereafter as capital gain. In the event a Dividend is paid and such Dividend is integrated with the merger for U.S. federal income tax purposes, then a U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Hess common stock and the amount of Dividend received by a holder of American common stock exceeds such holder’s adjusted tax basis in its American common stock, and (2) the amount of cash received by such holder of American common stock (except with respect to any cash received instead of a fractional share interest in Hess common stock, as discussed above). Except as described in the immediately succeeding sentence, such gain generally will constitute capital gain and will constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its American common stock for more than one year as of the date of the merger. In the event the Dividend is paid and integrated with the merger for U.S. federal income tax purposes, all or part of the gain that a U.S. holder of American common stock will recognize in connection with the Dividend could be treated as dividend income rather than capital gain if: (1) such U.S. holder is a significant stockholder of Hess; or (2) such U.S. holder’s percentage ownership, taking into account constructive ownership rules, in Hess after the merger is not meaningfully reduced from what its percentage ownership would have been if it had received solely shares of Hess common stock rather than a combination of the Dividend and shares of Hess common stock in the merger. This recharacterization of gain as dividend income could happen, for example, because of ownership of additional shares of Hess common stock by such U.S. holder of American common stock, ownership of shares of Hess common stock by a person related to such U.S. holder or a share repurchase by Hess from other holders of Hess common stock. The Internal Revenue Service has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that can exercise no control over corporate affairs would result in capital gain as opposed to dividend treatment. Under the constructive ownership rules, a stockholder may be deemed to own stock that is owned by others, such as a family member, trust, corporation or other entity. For individuals, certain dividend income may be subject to reduced rates of taxation, equal to long-term capital gains rates. However, individuals who fail to meet a minimum holding period requirement during which they are unprotected from a risk of loss or who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4)(B) of the Internal Revenue Code will not be eligible for the reduced rates of dividend taxation. Because the possibility of dividend treatment depends primarily upon each U.S. holder’s particular circumstances, including the application of the constructive ownership rules, U.S. holders of American common stock should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

Miscellaneous

If a U.S. holder of American common stock receives Hess common stock in the merger and owned immediately before the merger 5% or more, by vote or value, of the common stock of American, the holder will be required to file a statement with its U.S. federal income tax return for the year of the merger. The statement must set forth such U.S. holder’s adjusted tax basis in, and the fair market value of, the shares of American common stock it surrendered in the merger, the date of the merger, and the name and employer identification numbers of Hess, American, and Merger Sub and such holder will be required to retain permanent records of these facts.

Backup Withholding and Information Reporting

Any cash proceeds received by a holder of American common stock pursuant to the merger or the Dividend may, under certain circumstances, be subject to information reporting and backup withholding. Backup withholding will not apply if the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. The backup withholding tax rate is currently 28%.

We urge you to consult with your own tax advisors about the particular tax consequences of the merger to you, including the effects of U.S. federal, state or local, or foreign and other tax laws.

Anticipated Accounting Treatment

Hess intends to account for the merger as a purchase of a business in accordance with generally accepted accounting principles in the United States. American will be treated as the acquired entity for such purposes. Accordingly, Hess will record the assets acquired, primarily unproved properties, and liabilities assumed from American at their respective fair values at the date of completion of the merger. Goodwill will be recorded for any difference between the net fair value of American’s assets and liabilities and the aggregate fair value of the consideration paid by Hess, and for any deferred tax liabilities arising from temporary differences between the net fair values and the historical tax bases of assets and liabilities of American as of the acquisition date. The results of operations of American will be included in Hess’ consolidated results of operations only for periods subsequent to the completion of the merger. The results of operations of Hess following the completion of the merger will reflect the impact of acquisition accounting adjustments, including the effect of changes in the carrying values for assets on depreciation, depletion and amortization expense.

Board of Directors and Management of Hess Following Completion of the Merger

The composition of Hess’ board of directors and management is not anticipated to change in connection with the completion of the merger.

Information about the current Hess directors and executive officers, including a description of the compensation paid to the directors and executive officers of Hess, can be found in Hess’ most recent proxy statement. Information about the current American directors and executive officers, including the compensation paid to the directors and executive officers of American, can be found in American’s most recent proxy statement. Hess’ most recent proxy statement and American’s most recent proxy statement are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

Regulatory Matters Related to the Merger

It is a condition to the closing of the merger that Hess and American obtain all applicable authorizations, consents and approvals of all governmental entities in connection with the merger. Based on a review of information available relating to the businesses in which the companies are engaged, Hess and American believe that the completion of the merger will not require any filings or approvals with respect to the antitrust laws of the United States or of any other jurisdiction. However, there can be no assurance that the merger will not be challenged on antitrust or other regulatory grounds, or that Hess and American would defeat any such challenge should it arise.

Merger Fees, Costs and Expenses

All expenses incurred in connection with the agreement and plan of merger and the transactions contemplated by the agreement and plan of merger will be paid by the party incurring those expenses, except that Hess and American will share equally the costs and expenses incurred in connection with the printing of this proxy statement/prospectus. Pursuant to the agreement and plan of merger, however, certain termination fees, transaction expenses and amounts owing under the senior secured revolving credit facility to be provided by Hess to American are payable by American if the agreement and plan of merger is terminated under certain circumstances.

Exchange of American Stock Certificates and Distribution of the Merger Consideration

Prior to the completion of the merger, Hess will deposit or cause to be deposited with an exchange agent, which will be appointed by Hess and be reasonably acceptable to American, certificates representing shares of Hess common stock to be issued in the merger. Hess will make available to the exchange agent, from time to time, additional cash sufficient to pay cash in lieu of fractional shares of Hess common stock that would be issued in the merger and any dividends or other distributions with respect to shares of Hess common stock to which holders of shares of unsurrendered American common stock after the completion of the merger may be entitled.

Within five business day after the completion of the merger, American will cause the exchange agent to send a letter of transmittal and instructions to each American stockholder for use in effecting the surrender of the American stock certificates in exchange for the merger consideration. Upon proper surrender of an American stock certificate for exchange and cancellation to the exchange agent, together with a letter of transmittal and such other documents as may be specified in the instructions, an American stockholder will be entitled to receive the merger consideration. The American stockholders will receive evidence of the shares of Hess common stock to be issued in the merger in book-entry form.

One year after the completion of the merger, American may require the exchange agent to deliver to it the remaining shares of Hess common stock held by the exchange agent. Any American’s stockholder who has not by that time exchanged the shares of American common stock may be entitled to look to American for the merger consideration. American, Merger Sub or the exchange agent will not be liable to any person in the event that any merger consideration is delivered to a public official pursuant to abandoned property, escheat and other similar laws.

Until you exchange your American stock certificates for merger consideration, you will not receive any dividends or other distributions in respect of any shares of Hess common stock which you are entitled to receive in connection with that exchange. Once you exchange your American stock certificates, you will receive, without interest, any dividends or distributions with a record date after the completion of the merger and payable with respect to the shares of Hess common stock you receive.

If your American stock certificate has been lost, stolen or destroyed, you may receive the merger consideration upon the making of an affidavit of that fact. You may be required to post a bond in a reasonable amount as an indemnity against any claim that may be made with respect to the lost, stolen or destroyed American stock certificate.

After the completion of the merger, there will be no further transfer on the stock transfer books of American and any certificated shares of American common stock presented to the exchange agent or American for any reason will be cancelled and exchanged for the merger consideration.

Effect of the Merger on American’s Stock Options

As of November 11, 2010, there were stock options outstanding to purchase an aggregate of approximately 2,456,300 shares of American common stock. All unvested stock options will become fully exercisable immediately prior to the effective time of the merger. Any American stock option that is in-the-money (option that has an exercise price less than the market price of American common stock on the last full trading day prior to the effective time of the merger) as of the effective time of the merger and that is not exercised prior to the effective time of the merger will be entitled to receive a number of shares of Hess common stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of American common stock issuable upon the exercise of the relevant stock option multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger over (II) the exercise price per share of the applicable stock option, by (2) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger. Any stock option not exercised by the effective time that is not in-the-money as of the effective time of the merger will be canceled.

Effect of the Merger on American’s Restricted Shares Granted Pursuant to American’s Equity Incentive Plans

As of November 11, 2010, there were 748,057 shares of restricted American common stock held by, or granted to, certain executive officers, directors and employees of American. At the effective time of the merger, such restricted stock will vest and will thereafter be converted into Hess common stock in the same manner as described above under the section “— Exchange of American Stock Certificates and Distribution of the Merger Consideration” beginning on page 55.

Effect of the Merger on American’s Warrants

As of November 11, 2010, there were warrants outstanding that were exercisable into 75,000  shares of American common stock. In accordance with the terms of the agreement and plan of merger, warrants to purchase shares of American common stock not exercised by the effective time of the merger will be converted into warrants to purchase shares of Hess common stock having the same contractual terms and conditions as were in effect immediately prior to the effective time of the merger. The number of shares of Hess common stock subject to each converted warrant will equal (rounded down to the nearest whole share) the product of (i) 0.1373 multiplied by (ii) the number of shares of American common stock subject to the American warrant immediately prior to the effective time of the merger. The exercise price per share of Hess common stock subject to a converted warrant will be an amount (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of American common stock subject to the American warrant immediately prior to the effective time of the merger divided by (ii) 0.1373 (rounded up to the next higher number of whole cents).

Special Dividend

The agreement and plan of merger provides for a possible cash dividend to American stockholders to the extent of American’s positive working capital and subject to available cash. Working capital will be determined in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and is comprised of American’s current assets less current liabilities one business day prior to the closing date of the merger. Current liabilities also will include American’s transaction expenses and the amount required to be paid to terminate American’s office lease that expires in May 2013 if determined or, if not determined, the present value of the remaining obligations under American’s office lease. Current assets also will include land acquisition costs paid by American after the date of the agreement and plan of merger with the prior consent of Hess that were not already subject to existing contracts or outstanding offers as of the date of the agreement and plan of merger but will not include any cash or cash equivalents received by American in connection with the exercise of any American stock options or warrants from and after the date of the agreement and plan of merger. American continues to use working capital for drilling activities and other cash needs. Consequently, working capital is decreasing over time. Based on the expected time frame for completing the proposed merger, American projects that there will be no funds available for a dividend.

Effect of the Merger on American’s Employees

Hess has agreed to provide certain severance payments to American employees who are employed immediately prior to the effective time of the merger and who remain employed with the surviving entity, equal to any such employee’s monthly base salary immediately prior to such termination for an aggregate period of six months, following any involuntary termination of any such employee’s employment without cause within the 12-month period following the effective date of the merger, subject to certain conditions.

In addition, Hess has agreed to offer to certain American’s employees who are employed immediately prior to the effective time of the merger and who remain employed with the surviving entity, an additional month of base salary as severance pay for each full calendar month such employee remains continuously employed by the applicable Hess subsidiary immediately following the calendar month of the closing of the merger, up to six months of severance pay in addition to any severance pay otherwise payable to such employee.

Litigation Relating to the Merger

American, the members of American’s board of directors, Hess and Merger Sub are named as defendants in a number of putative class action lawsuits brought by certain American stockholders challenging American’s proposed merger with Hess. The lawsuits were filed in state and federal courts in Colorado and in state courts in Nevada. The lawsuits seek to certify a class of all American stockholders (excluding defendants and related or affiliated persons or entities), and generally allege that the members of American’s board of directors, aided and abetted by American and Hess, breached their fiduciary duties to American stockholders by entering into the agreement and plan of merger for the sale of American to Hess for allegedly inadequate consideration and pursuant to an allegedly inadequate process. In particular, the complaints variously allege that (i) the merger consideration is inadequate given American’s past and purported future economic performance as compared to Hess’ past and purported future economic performance, (ii) the director defendants will personally benefit from the vesting of illiquid or restricted stock options, (iii) the voting and lockup agreements, termination fee, and non-solicitation provision of the agreement and plan of merger improperly deter a superior, alternative offer from emerging, (iv) the agreement and plan of merger did not contain a “collar” or pricing adjustment provision tied to Hess’ trading price, and (v) American’s board of directors did not adequately explore alternative transactions. The lawsuits seek, among other things, to enjoin the defendants from consummating the merger on the agreed-upon terms or to rescind the merger to the extent already implemented.

The known cases filed to date include: (i) Edgar Cobb, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., 1:10-CV-01833-PAB, filed in the United States District Court for the District of Colorado; (ii) Jeffrey P. Feinman, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., 1:10-CV-01846-MSK, filed in the United States District Court for the District of Colorado; (iii) Morton Finkel, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., 1:10-CV-01808-RPM, filed in the United States District Court for the District of Colorado; (iv) Jeffrey Veigel, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., 1:10-CV-01852-MSK, filed in the United States District Court for the District of Colorado; (v) Ernest Cox Wilkerson, Herb D. Johnson and Virginia Park, On Behalf of Themselves and All Others Similarly Situated v. American Oil & Gas, et al., 2010-CV-6153, filed in the District Court of the State of Colorado For the City and County of Denver; (vi) James Thurston, Individually and on Behalf of All Others Similarly Situated v. Patrick D. O’Brien, et al, 2010CV6141, filed in the District Court of the State of Colorado For the City and County of Denver; (vii) Jeffrey Veigel, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., 1:10-CV-01852-MSK, filed in the District Court of the State of Colorado For the City and County of Denver; (viii) Richard Buckman, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., Case No. 10 DC 00322, filed in the First Judicial District Court of the State of Nevada in and for Carson City; (ix) Ronald J. Kane, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., Case No. A-10-622644-B, filed in the Eighth Judicial District Court of the State of Nevada in and for Clark County; (x) Joseph Luvara, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., Case No. 10-DC-0032-1B, filed in the First Judicial District Court of the State of Nevada in and for Carson City; (xi) Roger Smitherman, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, et al., Case No. CV-10-02434, filed in the Second Judicial District Court of the State of Nevada in and for County of Washoe; (xii) David Speight, Individually and on Behalf of All Others Similarly Situated v. Patrick D. O’Brien, et al., Case No. 10-DC-00340-1B, filed in the Second Judicial District Court of the State of Nevada in and for Carson City; (xiii) Michael Kunaman, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, Inc. et. al, Case No. 10-02484-B6, filed in the Second Judicial District Court of the State of Nevada in and for the County of Washoe; (xiv) Michael Kunaman, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, Inc. et al., Case No. 10 OC 00435-1B, filed in the First Judicial Court of the State of Nevada in and for the County of Carson City; (xv) Jorge Quiros, Individually and on Behalf of All Others Similarly Situated v. Andrew Calerich et. al., Case No. A-10-622573-C, filed in the Eighth Judicial District Court of the State of Nevada in and for Clark County and (xvi) Colin Trueman, Individually and on Behalf of All Others Similarly Situated v. American Oil & Gas, Inc. et al., Case No. A-10-624248-C, filed in the Eighth Judicial District Court of the State of Nevada in and for Clark County.

On September 24, 2010, the Speight court entered an order dismissing the claims against American, Hess Investment Corporation, and Hess on grounds of forum non conveniens, and a motion to dismiss as to the Individual Directors is pending. The Kane action was voluntarily dismissed on September 9, 2010. The Speight action was voluntarily dismissed on October 22, 2010.

The Buckman, Luvara, Smitherman, Quiros, and Trueman actions were removed by Defendants to Nevada federal court, and the parties are contesting whether the cases should be transferred to federal court in Colorado or remanded back to Nevada state court.

In the Cobb, Veigel, Finkel, and Feinman actions, the parties held discovery conferences before Magistrate Judge Kathleen Tafoya, who approved an expedited discovery stipulation. Document and deposition discovery has begun. On October 5, 2010, the Colorado federal court (the “Court”) consolidated the Cobb, Veigel, Finkel, and Feinman actions under the caption Finkel v. American Oil & Gas, Inc., No. 10-cv-1808-CMA-MEH (the “Consolidated Colorado Federal Action”) and a consolidated complaint was filed by the plaintiffs on October 29, 2010. The Cobb Action was dismissed without prejudice. On October 15, 2010, plaintiffs in the Consolidated Colorado Federal Action filed a Motion for Preliminary Injunction seeking to enjoin the proposed merger.

Settlement of Stockholder Litigation

On November 12, 2010, plaintiffs in the Consolidated Colorado Federal Action, and the Buckman, Luvara, and Kunaman actions pending in federal and state court in Nevada, on behalf of themselves and the Proposed Settlement Class, entered into the Stipulation of Settlement with the defendants to fully and finally resolve the Proposed Settlement Class members’ claims challenging the proposed merger. The Proposed Settlement Class, if certified, would include all plaintiffs in the pending litigations challenging the proposed merger.

Pursuant to the Stipulation of Settlement, and in exchange for the releases by the plaintiffs and the Proposed Settlement Class described below, Hess and American have included plaintiffs’ counsel in the disclosure process, and Hess and American have made certain supplemental disclosures in this proxy statement/prospectus that addressed issues identified by plaintiffs, which disclosures included additional information concerning the background of the merger and the fairness opinion rendered by Tudor Pickering to American concerning the proposed merger. As part of the negotiated settlement, defendants agreed not to object to an attorneys’ fees application by plaintiffs’ counsel up to $200,000. Defendants also agreed to pay plaintiffs’ attorneys’ fees and expenses in an amount awarded by the Court not to exceed $850,000.

Pursuant to the Stipulation of Settlement, the Proposed Settlement Class will release all the defendants from any and all claims relating to, among other things, the merger, the agreement and plan of merger and any disclosures made in connection therewith. The Consolidated Colorado Federal Action will be also dismissed with prejudice on the merits by the Court upon final approval of the settlement. The Stipulation of Settlement is subject to customary conditions, including the consummation of the merger, class certification of the Proposed Settlement Class, and final approval by the Court, following notice to the stockholders of American and following a hearing in which objections to the settlement, if any, may be heard.

The settlement will not affect the form or amount of consideration to be received by American stockholders in connection with the proposed merger.

The defendants have denied and continue to deny any wrongdoing or liability with respect to all claims, events and transactions complained of in the aforementioned litigations or that they have engaged in any wrongdoing. The defendants have entered into the Stipulation of Settlement to (i) eliminate the burden and expense of further litigation, (ii) put the released claims to rest, finally and forever, without in any way acknowledging wrongdoing, fault, liability, or damage to the Proposed Settlement Class, and (iii) permit the proposed merger to close without risk of injunctive or other relief.

The foregoing description is a summary of material terms of the Stipulation of Settlement and may not contain all of the information that is important to you and is qualified in its entirety by reference to the Stipulation of Settlement, a copy of which has been attached as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Debt Financing

In connection with the merger, Hess entered into a senior secured credit agreement with American, dated as of August 27, 2010, pursuant to which Hess agreed to provide American with a $30.0 million revolving credit facility to help finance American’s planned exploration and production activities and other working capital needs through, at the latest, five business days after the effective date of the merger, except to the extent such credit agreement may be terminated earlier pursuant to a Termination Event (as hereinafter defined). On November 11, 2010, such credit agreement was amended to increase the amount of the revolving credit facility to $45.0 million to meet American’s ongoing working capital needs.

Subject to the conditions of each borrowing, loans may be drawn on the 1st and 15th day of each month after the closing date of the senior secured revolving credit facility until the date on which commitments thereunder terminate. Borrowings made on the 1st business day of any month will become due and payable in full on the 1st business day of the following month and borrowings made on the 15th day of the month or the immediately succeeding business day if the 15th day is not a business day, will become due and payable in full on the 15th day of the following month or the immediately succeeding business day if the 15th day is not a business day, in each case together with any interest accrued thereon.

Amounts outstanding under the Credit Agreement will bear interest at the reserve adjusted one-month LIBOR rate, plus an initial margin of 3.00% per annum (such rate to be set two business days prior to the borrowing date). Upon the termination of the agreement and plan of merger, the applicable margin will increase as follows (i) from the date commencing on the date of termination, 3.50%, (ii) thirty days thereafter, 4.00%; and (iii) sixty days thereafter, 4.50%. After the occurrence and during the continuation of an event of default, interest will accrue at a rate equal to the rate on loans plus an additional 2.00% per annum and will be payable on demand. The term “reserve adjusted LIBOR rate” will have the meaning customary and appropriate for financings of this type.

Neither a commitment fee nor a facility fee will be due from American prior to the termination of the agreement and plan of merger. Upon the termination of the agreement and plan of merger, (i) a facility fee equal to 1.00% per annum (or 0.50% per annum if American terminates the agreement and plan of merger pursuant to Section 8.1(f) thereof) of the aggregate principal amount of the commitments under the Credit Agreement and (ii) commitment fees equal to 0.75% per annum times the daily average unused portion of the Credit Agreement, will in each case accrue from such date and will be payable monthly in arrears on the first business day of each month and upon maturity or termination of the Credit Agreement.

The obligations of American under the Credit Agreement will be guaranteed by all existing and future subsidiaries of American (excluding Tower American, Inc.) and except as agreed by Hess will be secured by first priority perfected liens, other than liens which are permitted pursuant to the Credit Agreement that by nature have priority over Hess’ lien, on all existing and after-acquired property (tangible and intangible) of American and all existing and future subsidiaries of American (excluding Tower American, Inc.) including, without limitation, all accounts receivable, inventory, equipment, intellectual property and other personal property (other than payroll accounts and deposit accounts that have a principal balance less than $200,000), and all real property, whether owned or leased, including oil and gas interests (but excluding American’s oil and gas properties located in Wyoming and South Dakota), and a pledge of the capital stock of the subsidiaries of American.

The initial funding under the Credit Agreement will be subject to customary and appropriate conditions for financings of this type provided by a third-party bank including, but not limited to, (i) receipt of fully executed and notarized mortgages over certain of American’s North Dakota property, (ii) receipt of all necessary governmental, shareholder and third party approvals, (iii) customary borrower documentation and (iv) the absence of any event, change, condition, occurrence or circumstance which, either individually or in the aggregate, has had or could reasonable be expected to have a material adverse effect on the property, assets, business, operations, liabilities, condition (financial or otherwise) or prospects of American and its subsidiaries, taken as a whole since December 31, 2009, a material impairment of the ability of American to perform its obligations under any loan document to which it was a party or a material adverse effect upon the legality or enforceability against American of any loan document.

American’s ability to borrow under the Credit Agreement will be subject to customary representations and warranties, affirmative and negative covenants and events of default as appropriate for this type of financing, if such financing were provided by a third-party lender. In addition, conditions precedent to all borrowings under the Credit Agreement will include (i) three business days, prior written notice of borrowing, (ii) the accuracy and completeness of all representations and warranties, subject in certain instances to materiality qualifications, (iii) the absence of any event of default or potential event of default and (iv) levels of cash on hand, such that no borrowings are permitted unless and until cash on hand is equal to or less than $15.0 million and after giving effect to such loan and the application of the proceeds thereof, American’s cash on hand would not exceed $25.0 million.

The Credit Agreement may be voluntarily prepaid by American in whole or in part without premium or penalty (subject to breakage costs), but, unless otherwise agreed to by Hess and American, will be subject to mandatory prepayment by an amount equal to (i) (A) 50% of net cash proceeds of all asset sales or dispositions or (B) 100% of such net cash proceeds of all asset sales or dispositions if the agreement and plan of merger has been terminated (in each case other than in the ordinary course of business), (ii) 100% of the net cash proceeds of casualty or condemnation events and (iii) 100% of the net cash proceeds from the issuance of debt or equity by American and all existing and future subsidiaries.

The Credit Agreement will terminate and all outstanding loans extended thereunder will become due and payable on the earliest to occur of (i) the date on which any termination fee is payable by American in accordance with Section 8.3 of the agreement and plan of merger, (ii) the date on which any expense reimbursement is payable pursuant to Section 8.3(c)(iii) therein as a result of a willful breach of the agreement and plan of merger by American, (iii) the date occurring 90 days after the date of the termination of the agreement and plan of merger pursuant to Section 8.1 thereof , (iv) the date that is five business days after the effective time of the merger and (v) the date occurring no later than six months after the closing date of the Credit Agreement (i.e. February 28, 2011) (the occurrence of any of the foregoing other than sub-clause (iv), a “Termination Event”).

The description of the Credit Agreement contained above is a summary of the material terms of the Credit Agreement, does not contain all of the provisions of the Credit Agreement and is qualified in its entirety by reference to the Credit Agreement, which is incorporated into this proxy statement/prospectus by reference.

Spot Purchase Agreement

American and an affiliate of Hess have entered into a spot purchase agreement in which an affiliate of Hess will purchase a portion of American’s Bakken production of crude oil up to December 2010 or thereafter, on a month-to-month basis, until terminated upon 30 days cancellation notice.

Appraisal or Dissenters’ Rights

Appraisal or dissenters’ rights are statutory rights that enable stockholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Appraisal rights are not available in all circumstances, and exceptions to such rights are set forth in the laws of Nevada, which is the state of incorporation of American.

No holders of shares of American common stock are entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the NYSE Amex Equities and such holders will be entitled to shares of Hess common stock that will be listed on the New York Stock Exchange.

Public Trading Markets

Shares of Hess common stock are currently listed on the New York Stock Exchange under the symbol “HES.” American common stock is currently listed on the NYSE Amex Equities under the symbol “AEZ.” Upon the closing of the merger, American common stock will be delisted from the NYSE Amex Equities and deregistered under the Exchange Act, as amended. It is a condition to the closing of the merger for Hess to cause the shares of Hess common stock to be issued as merger consideration to be approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Shares of Hess common stock to be issued as merger consideration will be freely transferable under the Securities Act, except for shares issued to any stockholder who may be deemed to be an affiliate of Hess. See “— Resale of Shares of Hess Common Stock” beginning on page 61.

Resale of Shares of Hess Common Stock

Shares of Hess common stock issued under the terms of the agreement and plan of merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any current American stockholder who is deemed to be an “affiliate” (as defined in Rule 144 under the Securities Act) of Hess after the merger. Affiliates of Hess generally may not sell their shares of Hess common stock except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including pursuant to Rule 144 under the Securities Act. Persons who may be deemed affiliates of Hess for such purposes include individuals or entities that control, are controlled by, or are under common control with Hess and may include Hess’ directors and executive officers and beneficial owners of 10% or more of any class of capital stock of Hess.

This proxy statement/prospectus does not cover any resales of shares of Hess common stock received in the merger by any person who may be deemed an affiliate of Hess.

THE AGREEMENT AND PLAN OF MERGER

The following is a summary of material terms of the agreement and plan of merger, including the effects of those provisions. While Hess and American believe this description covers the material terms of the agreement and plan of merger, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the agreement and plan of merger, which is included as Appendix A to, and is incorporated by reference in, this proxy statement/prospectus. We urge you to read the entire agreement and plan of merger carefully.

The agreement and plan of merger has been included to provide you with information regarding its terms. The terms and information in the agreement and plan of merger should not be relied on as disclosure about Hess, Merger Sub or American without consideration of the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus, including the periodic and current reports and statements that Hess and American file with the SEC. The terms of the agreement and plan of merger (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, among the parties in relation to the merger. In particular, the representations and warranties made by the parties to each other in the agreement and plan of merger have been negotiated among the parties with the principal purpose of setting forth their respective rights with respect to their obligation to close the merger should events or circumstances change or be different from those stated in the representations and warranties. Matters may change from the state of affairs contemplated by the representations and warranties. None of Hess, Merger Sub or American undertakes any obligation to publicly release any revisions to these representations and warranties, except as required under U.S. federal or other applicable securities laws.

Structure of the Merger

Subject to the terms and conditions of the agreement and plan of merger and in accordance with the NRS, Merger Sub, a newly-formed direct wholly-owned subsidiary of Hess, will merge with and into American. American will be the surviving corporation in the merger, will become a wholly-owned subsidiary of Hess and will continue its corporate existence under the laws of the State of the Nevada. Concurrently, the separate corporate existence of Merger Sub will terminate.

Merger Consideration

Merger Consideration.  Upon completion of the merger, each American stockholder of record will be entitled to receive, in exchange for each share of American common stock, 0.1373 shares of Hess common stock.

Cash Dividend.  The agreement and plan of merger provides for a possible cash dividend to American stockholders in an aggregate amount equal to American’s positive working capital, subject to the extent of American’s actual cash in hand as of the business day immediately prior to the closing date of the merger. Working capital will be determined in accordance with U.S. GAAP, as American’s current assets less current liabilities one business day prior to the closing date of the merger.

Current liabilities also will include American’s transaction expenses and the amount required to be paid to terminate American’s office lease that expires in May 2013 if determined or, if not determined, the present value of the remaining obligations under American’s office lease. Current assets also will include land acquisition costs paid by American after the date of the agreement and plan of merger with the prior consent of Hess that were not already subject to existing contracts or outstanding offers as of the date of the agreement and plan of merger but will not include any cash or cash equivalents received by American in connection with the exercise of any American stock options or warrants from and after the date of the agreement and plan of merger. Such dividend, if declared, will be paid by the surviving corporation as soon as practicable following the effective time of the merger.

Cancellation of Stock held by Hess and American.  All shares of American common stock that are held by American as treasury stock or by Hess or Merger Sub will automatically be canceled and cease to exist, and no consideration will be delivered in exchange for such shares.

Treatment of Restricted Shares.  At the effective time of the merger, each restricted share of American common stock will fully vest and the restrictions thereon will immediately lapse, and each such share will be treated as having the same rights as each share of American common stock, not subject to any restrictions.

Treatment of American Stock Options.  Hess will not be assuming any outstanding option to purchase shares of American common stock or substituting new options to purchase shares of Hess common stock therefor in connection with the merger. All unvested options to purchase shares of American common stock will become fully exercisable immediately prior to the effective time of the merger, contingent on consummation of the merger. Any unexercised stock option that is in-the-money (option that has an exercise price less than the market price of American common stock on the last full trading day prior to the effective time of the merger) as of the effective time of the merger and that is not exercised prior to the effective time of the merger will be deemed automatically exercised by the holder thereof and the holder thereof will be entitled to receive a number of shares of Hess common stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of American common stock issuable upon the exercise of the relevant stock option multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger over (II) the exercise price per share of the applicable stock option, by (2) the closing price of shares of American common stock on the last full trading day prior to the effective time of the merger. Any unexercised stock option that is not in-the-money as of the effective time of the merger will be canceled.

Treatment of Warrants.  At the effective time of the merger, each outstanding warrant to purchase shares of American common stock not exercised at the effective time of the merger will cease to represent a right to acquire shares of American common stock and will be converted into a right to acquire shares of Hess common stock having the same contractual terms and conditions as were in effect immediately prior to the effective time of the merger; provided that (i) the number of shares of Hess common stock subject to each such converted warrant must be equal to the product of (A) 0.1373 multiplied by (B) the number of shares of American common stock subject to each such warrant immediately prior to the effective time of the merger (with any fractional shares rounded down to the next lower whole number of shares) and (ii) such converted warrant must have an exercise price per share of Hess common stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of American common stock subject to such converted warrant immediately prior to the effective time of the merger divided by (B) 0.1373.

Conversion of Merger Sub Stock.  Each share of Merger Sub common stock issued and outstanding immediately prior to the completion of the merger will automatically be converted into and become one validly issued, fully paid and non-assessable share of common stock, of American, as the surviving corporation.

Fractional Shares.  No fractional shares of Hess common stock will be issued in connection with the merger. Instead, Hess will pay to each person or entity that would otherwise be entitled to a fractional share of Hess common stock (after taking into account and aggregating all shares or fractional shares of Hess common stock to which such person or entity is entitled in connection with the merger), an amount in cash (without interest) determined by multiplying such fraction of a share of Hess common stock by the closing price of shares of Hess common stock on the last full trading day prior to the date of the effective time of the merger.

No Further Ownership Rights in American Common Stock.  The merger consideration paid upon the surrender of shares of American common stock in accordance with the terms of the agreement and plan of merger will be deemed to have been paid in full satisfaction of all rights pertaining to such shares. The stock transfer books of American will be closed immediately upon the effectiveness of the merger and there will be no further registration of transfers of shares of American common stock thereafter on the records of American. If, after the completion of the merger, shares of American common stock are presented for transfer or any other reason, such shares will be canceled and exchanged for the merger consideration as provided in the agreement and plan of merger.

Voting and Lockup Agreements.  Concurrently with the execution of the agreement and plan of merger, certain stockholders of American entered into separate voting and lockup agreements with Hess. The full text of the form of voting and lockup agreement is attached hereto as Appendix B. See “The Voting and Lockup Agreements” beginning on page 78.

No Appraisal or Dissenters’ Rights.  American is organized under the laws of the State of Nevada. Under Nevada law, no holder of shares of American common stock is entitled to appraisal or dissenters’ rights or similar rights to a court valuation of the fair value of their shares in connection with the merger because such shares are listed on the NYSE Amex Equities and such holder will be entitled to shares of Hess common stock that will be listed on the New York Stock Exchange or cash in lieu of fractional shares thereof.

Dividends on Hess Common Stock Issued in the Merger

No dividends or other distributions declared or made with respect to Hess common stock with a record date after the effectiveness of the merger may be paid to the holder of any shares of American common stock that have not been exchanged for shares of Hess common stock in accordance with the agreement and plan of merger prior to the record date for such dividend or distribution. Subject to escheat, tax and other applicable laws, following the exchange of such shares of American common stock for shares of Hess common stock in accordance with the agreement and plan of merger, such holder will be paid, without interest, at the appropriate payment date, the amount of any dividends or other distributions with a record date after the effectiveness of the merger but prior to such surrender and a payment date subsequent to such exchange payable with respect to whole shares of Hess common stock.

Surviving Corporation, Governing Documents and Directors

At the effective time of the merger (i) the articles of incorporation of American, as in effect immediately prior to such effective time of the merger, will be amended so as to read in its entirety as the articles of incorporation of Merger Sub, except that the name of the surviving corporation will be American or such other name as Hess may specify and (ii) the bylaws of Merger Sub, as in effect immediately prior to such effective time of the merger, will be the bylaws of the surviving corporation of the merger, except the references to Merger Sub will be replaced by references to American. The directors of Merger Sub as of the effective time of the merger will serve as the initial directors of the surviving corporation. The initial officers of the surviving corporation will be designated by the board of directors of Merger Sub prior to the effective time of the merger.

Closing

Unless Hess, Merger Sub and American agree otherwise, the completion of the merger will occur as soon as possible, but in any event no later than the fifth (5th) business day immediately following the day on which the last of the closing conditions (other than any conditions that by their nature are intended to be satisfied at the closing, but subject to the satisfaction or waiver thereof at the closing) is satisfied or waived. The parties currently expect to complete the merger in the fourth quarter of 2010.

Effective Time of the Merger

The merger will become effective when the articles of merger have been duly filed with the Secretary of State of the State of Nevada or at such other subsequent date or time as Hess and American may agree and specify in the articles of merger.

Representations and Warranties

The agreement and plan of merger contains representations and warranties made by American to Hess relating to a number of matters, including the following:

•	corporate or other organizational and similar matters of American and its subsidiaries;

•	capital structure;

•	corporate authorization and validity of the agreement and plan of merger;

•	board approval;

•	the opinion of American’s financial advisor;

•	stockholder vote needed for approval of the agreement and plan of merger;

•	lack of dissenters’ rights of stockholders under the NRS with respect to the merger;

•	required orders, permits, filings and notifications in connection with the merger and the absence of conflicts between the merger transaction and the provisions of American’s organizational documents, contracts and laws applicable to American;

•	filing and accuracy of documents with the SEC and the establishment and maintenance of disclosure controls and procedures;

•	preparation and accuracy of financial statements;

•	taxes;

•	compliance with laws, orders and permits;

•	absence of undisclosed liabilities;

•	personal property;

•	real property;

•	intellectual property and information technology;

•	absence of any material adverse effect and certain other changes or events;

•	material contracts;

•	absence of certain litigation;

•	employee benefits; labor and employment matters;

•	environmental matters;

•	insurance;

•	accuracy of information included in this proxy statement/prospectus and the registration statement filed by Hess in connection with the merger;

•	fees and commissions in connection with the agreement and plan of merger and with the merger;

•	oil and gas interests;

•	absence of transactions with affiliates;

•	regulatory matters; and

•	derivative transactions.

The agreement and plan of merger also contains representations and warranties made by Hess to American relating to a number of matters, including the following:

•	corporate or other organizational and similar matters of Hess and Merger Sub;

•	capital structure;

•	required orders, permits, filings and notifications in connection with the merger and the absence of conflicts between the merger transaction and the provisions of Hess’ organizational documents, contracts and laws applicable to Hess;

•	corporate authorization and validity of the agreement and plan of merger;

•	filing and accuracy of documents with the SEC;

•	preparation and accuracy of financial statements;

•	compliance with certain laws;

•	absence of any material adverse effect;

•	absence of certain litigation;

•	accuracy of information included in this proxy statement/prospectus and the registration statement filed by Hess in connection with the merger; and

•	ownership of shares of American common stock.

The representations and warranties contained in the agreement and plan of merger were made for purposes of the agreement and plan of merger and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the agreement and plan of merger. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the agreement and plan of merger attached to this proxy statement/prospectus as Appendix A, are included solely to provide investors with information regarding the terms of the agreement and plan of merger. Accordingly, the representations and warranties and other provisions of the agreement and plan of merger should not be read alone, but instead should only be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus, including the periodic and current reports and statements that Hess and American file with the SEC. See “Where You Can Find More Information” beginning on page 91.

Certain of these representations and warranties are qualified as to “material adverse effect.” For purposes of the agreement and plan of merger, a “material adverse effect” with respect to Hess or American, as the case may be, means any event, circumstance, development, state of facts, occurrence, change or effect that is materially adverse to the business, assets, results of operations or condition (financial or otherwise) of that party and its subsidiaries, taken as a whole; provided, that none of the following shall in and of itself constitute, and no event, circumstance, development, state of facts, occurrence, change or effect resulting solely from any of the following shall constitute, a “material adverse effect”:

•	United States or global economic or political conditions (including any terrorist activities, war or other armed hostilities) or securities or capital markets in general;

•	changes in applicable laws or in GAAP or regulatory accounting principles, other than changes to applicable laws related to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of delaying, making illegal or commercially impracticable such hydraulic fracturing or similar processes (which changes may be taken into account in determining whether there has been a “material adverse effect”);

•	conditions in or affecting the oil and gas exploration, development and/or production industry or industries (including changes in oil, gas or other commodity prices), other than changes to applicable laws related to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of delaying, making illegal or commercially impracticable such hydraulic fracturing or similar processes (which changes may be taken into account in determining whether there has been a “material adverse effect”);

•	the announcement of the agreement and plan of merger and of the transactions contemplated thereby;

•	any failure, in and of itself, of Hess or American, as the case may be, to meet internal or published revenue or earnings projections; provided, that the underlying event, circumstance, development, state of facts, occurrence, change or effect giving rise to such failure may constitute or contribute to a “material adverse effect”); and

•	any change in the price of Hess common stock or American common stock, as the case may be, on the New York Stock Exchange and NYSE AMEX Equities, respectively; provided, that the underlying event, circumstance, development, state of facts, occurrence, change or effect giving rise to such change may constitute or contribute to a “material adverse effect”);

provided, that with respect to the first three points above, such events, circumstances, developments, states of facts, occurrences, changes or effects do not disproportionately impact such party and its subsidiaries relative to other companies in the industries in which such party and its subsidiaries operate.

The representations and warranties in the agreement and plan of merger will not survive the effective time of the merger. If the agreement and plan of merger is validly terminated, there will be no liability with respect to the representations and warranties of the parties, or otherwise under the agreement and plan of merger, except as described below under “— Termination Fees and Expenses; Repayment of Interim Facility” and “— Effect of Termination” beginning on pages 75 and 76, respectively.

Covenants and Agreements

Conduct of Business of American Pending the Merger.  From the date of the agreement and plan of merger until the earlier of the effectiveness of the merger or the termination of the agreement and plan of merger in accordance with its terms, American will, and will cause each of its subsidiaries to, conduct its business only in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact its present business organization, maintain in effect all Company Permits (as such term is defined in the agreement and plan of merger), keep available the services of its directors, officers and employees, maintain satisfactory relationships with its customers, lenders, suppliers, distributors, licensors, licensees and others having material business relationships with it and with governmental entities with jurisdiction over oil and gas related maters, and maintain its exploration and production activities in accordance with a schedule attached to the disclosure letter of the agreement and plan of merger.

Except as set forth in the agreement and plan of merger or as agreed to between Hess and American or as required by applicable law, until the earlier of the effectiveness of the merger or the termination of the agreement and plan of merger, American must not, and must cause each of its subsidiaries not to, without the prior written consent of Hess, do any of the following:

•	amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

•	form any new subsidiary;

•	split, combine or reclassify any shares of its capital stock; declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or other securities (other than (A) certain intercompany dividends or (B) declaring (but not setting aside or paying) the cash dividend described above under “— Merger Consideration” beginning on page 62); or redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, directly or indirectly any American securities or shares of capital stock of any subsidiary of American (or options, warrants or other rights exercisable therefor), other than the cancellation of existing options to purchase shares of American common stock in connection with the exercise thereof;

•	(i) except in connection with the senior secured revolving credit facility to be provided by Hess to American, issue, grant, deliver, sell, pledge, dispose of or encumber, or authorize the issuance, grant, delivery, sale, pledge, disposal or encumbrance of, any securities or shares of capital stock of American or any of its subsidiaries or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, other than the issuance of any shares of American common stock upon the exercise of existing American stock options or warrants or upon the lapse of restrictions on American restricted shares or (ii) amend any term of any securities or shares of capital stock of American or any of its subsidiaries (in each case, whether by merger, consolidation or otherwise);

•	acquire any interest in any corporation, partnership, other business organization or any division thereof or assets that are material to American’s or any of its subsidiaries’ respective businesses, merge or consolidate with any other person or entity or adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

•	sell, lease, license or otherwise dispose of any material subsidiary or any material amount of assets, securities or property except in the ordinary course consistent with past practice in an amount not to exceed $1,000,000 in the aggregate;

•	authorize or make capital expenditures or enter into capital commitments or capital transactions exceeding $10,000,000 individually and $25,000,000 in the aggregate in any single month;

•	make any loan or advance to or investment in any person or entity other than investments in its wholly-owned subsidiaries made in the ordinary course of business consistent with past practices;

•	(i) repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities other than in accordance with the senior secured revolving credit facility to be provided by Hess to American; (ii) incur any indebtedness for borrowed money or issue any debt securities, other than the senior secured revolving credit facility to be provided by Hess to American; (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person or entity (other than any direct or indirect wholly-owned subsidiary); or (iv) create any lien or encumbrance over any of its assets (other than permitted liens);

•	(i) enter into any contract that would have been a Company Material Contract (as such term is defined in the agreement and plan of merger) were American or any of its subsidiaries a party or subject thereto on the date of the agreement and plan of merger other than in connection with the senior secured revolving credit facility to be provided by Hess to American or (ii) terminate, renew or amend in any material respect any Company Material Contract or waive any material right thereunder;

•	enter into any (i) joint venture, area of mutual interest agreement or similar arrangement or (ii) joint marketing or any similar arrangement (other than pursuant to existing contracts on their current terms);

•	except as required by applicable law or as required by existing employee benefit plans (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees, (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of the agreement and plan of merger, (iii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective directors, officers or employees, (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of their respective directors, officers or employees or (v) increase the compensation, bonus or other benefits payable to any of their respective directors, executives or non-executive employees;

•	hire or offer to hire, or terminate other than for cause, any employee, or make any representations or issue any communications to employees regarding offers of employment from Hess without the prior written consent of Hess;

•	make any change in any method of accounting or accounting principles or practice, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization polices or rates, billing and invoicing policies, or payment or collection policies or practices, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the Exchange Act, as approved by its independent public accountants;

•	initiate any litigation or settle, or offer or propose to settle any action;

•	pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of American or incurred in the ordinary course of business and consistent with past practice;

•	make any change or modification to its working capital and cash management practices;

•	make any tax election or settle and/or compromise any tax liability; prepare any tax returns in a manner which is inconsistent with the past practices of American or its subsidiaries, as the case may be, with respect to the treatment of items on such tax returns; incur any liability for taxes other than in the ordinary course of business; or file an amended tax return or a claim for refund of taxes with respect to the income, operations or property of American or its subsidiaries;

•	purchase or sell any interest in real property, grant any security interest in real property, or enter into any lease or sublease of, or other occupancy agreement with respect to, real property (whether as lessor, sublessor, lessee or sublessee) or change, amend, modify, terminate or fail to exercise any right to renew any lease or sublease of real property except in the ordinary course of business consistent with past practices;

•	enter into any new line of business which represents a material change in American’s and its subsidiaries’ operations and which is material to American and its subsidiaries, taken as a whole;

•	enter into new contracts to sell hydrocarbons other than in the ordinary course consistent with past practice; provided, that no such new contract will have a term longer than six (6) months;

•	engage in any development drilling, well completion or other development or production activities with respect to hydrocarbons except in the ordinary course consistent with past practice or as previously disclosed to Hess; or

•	authorize, announce an intention, commit or agree, in writing or otherwise, to do any of the foregoing.

Additionally, American will timely file or furnish all reports, proxy statements, communications and other documents required to be filed or furnished by it with the SEC and all other governmental entities during the period commencing on the date of the agreement and plan of merger and ending at the earlier of the effectiveness of the merger or the termination of the agreement and plan of merger and, as applicable, consult with Hess for a reasonable time before filing or furnishing any such document and deliver to Hess copies of all such documents promptly after the same are filed or furnished.

Access, Notice, Confidentiality.  American has agreed to give Hess reasonable access to American’s properties, books, contracts, records, officers and employees as Hess may reasonably request and furnish any information concerning American as Hess may reasonably request, except to the extent such access or disclosure is restricted by applicable law or would, in the reasonable judgment of American, jeopardize its attorney-client privilege; provided, that in such event, Hess and American will make appropriate substitute arrangements to allow appropriate access to the relevant information.

No Solicitation.  Until the merger is completed or the agreement and plan of merger is terminated, neither American nor any of its subsidiaries will, nor will American or any of its subsidiaries authorize or permit any of their respective directors, officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives (or, collectively, the company representatives) to, directly or indirectly, take certain actions with respect to any Acquisition Proposal (as defined below), make a Change in Company Recommendation (as defined below) or enter into any agreement or other similar instrument relating to an Alternative Transaction (as defined below) or any agreement or agreement in principle requiring American to abandon or otherwise fail to consummate the transactions contemplated by the agreement and plan of merger.

American has agreed to cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons with respect to any Alternative Transaction and will use its (and will cause the company representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy, in accordance with the terms of any confidentiality agreement with respect thereto, any confidential information previously furnished by American, its subsidiaries or the company representatives thereunder. American will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party and will enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction thereover.

Notwithstanding anything in the agreement and plan of merger to the contrary, if at any time following the date of the agreement and plan of merger and prior to the attainment of the required vote of American stockholders (but in no event after the attainment of such vote) (i) American receives a bona fide written Acquisition Proposal from a third party without breaching its obligations under the agreement and plan of merger, (ii) its board of directors reasonably determines in good faith, after consultation with its financial advisor (which must be a financial advisor of nationally recognized reputation) and outside legal counsel, that such Alternative Transaction constitutes or such Acquisition Proposal is reasonably likely to lead to a Superior Proposal (as defined below) from such third party and

(iii) such board of directors reasonably determines in good faith, after consultation with its outside legal counsel, that failure to take such action would constitute a breach of its fiduciary duties under applicable law, then American may (A) furnish information with respect to American and its subsidiaries to such third party making such Acquisition Proposal and (B) enter into, participate and maintain discussions or negotiations with, such third party making such Acquisition Proposal; provided, that American (x) will not, and will not allow any of the company representative to, disclose any non-public information to such third party without entering into an acceptable confidentiality agreement therewith, and (y) will promptly provide to Hess any non-public information concerning American or its subsidiaries provided to such third party which was not previously provided to Hess. American must notify Hess promptly (but in any event within twenty-four (24) hours) of any Acquisition Proposals received by, or any such discussions or negotiations sought to be initiated or continued with, American or any of the company representative, indicating the identity of such third party and providing to Hess a summary of the material terms of such Acquisition Proposal. American must keep Hess informed, on a reasonably prompt basis, of the material terms of any Acquisition Proposals and of any material developments in respect of any such discussions, negotiations or Acquisition Proposals and must deliver to Hess a summary of any material changes to any such Acquisition Proposals.

Notwithstanding anything in the agreement and plan of merger to the contrary, if prior to the attainment of the required vote of American stockholders (and in no event after the attainment of the such vote), American’s board of directors receives a Superior Proposal without breaching its obligations under the agreement and plan of merger and the board of directors reasonably determines in good faith after consultation with its outside counsel that the failure to take such action would constitute a breach of its fiduciary duties under applicable law, the board of directors may (i) effect a Change in Company Recommendation and/or (ii) terminate the agreement and plan of merger pursuant to a decision to enter into a written agreement concerning the Superior Proposal and pay the termination fee; provided, that the board of directors may not effect a Change in Company Recommendation or so terminate the agreement and plan of merger unless (A) it gives Hess three (3) business days’ prior written notice of its intention to do so (unless at the time such notice is otherwise required to be given there are less than three (3) business days prior to American stockholders meeting, in which case American must provide as much notice as is reasonably practicable) attaching the most current version of all relevant proposed transaction agreements and other material documents (and a description of all material terms and conditions thereof (including the identity of the person or entity making such Superior Proposal), (B) during such period of notice to Hess, American, if requested by Hess, must have engaged in good faith negotiations to amend the agreement and plan of merger (including by making its officers and its financial and legal advisors reasonably available to negotiate in good faith) so that such Alternative Transaction ceases to constitute a Superior Proposal and (C) Hess does not make, within three (3) business days of its receipt of such written notification, an offer that the board of directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to the stockholders as such Superior Proposal. In the event of any material revisions to the applicable Superior Proposal, American will be required to deliver a new written notice to Hess and to comply with the requirements above with respect to such new written notice (to the extent so required).

“Acquisition Proposal” means any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Alternative Transaction.

“Alternative Transaction” means any of the following events: (i) any tender or exchange offer (including a self-tender offer or exchange offer) that, if consummated, would result in a third party beneficially owning ten percent (10%) or more of any class of equity or voting securities of American or any of its subsidiaries whose assets, individually or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of American, (ii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, sale of substantially all the assets or other similar transaction involving American or any of its subsidiaries whose assets individuality or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of American or (iii) the acquisition by a third party of ten percent (10%) or more of any class of equity or voting securities of American or any of its subsidiaries whose assets individuality or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of American, or of ten percent (10%) or more of the assets or operations of American and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

“Change in Company Recommendation” means action by American’s board of directors to (A) withhold, withdraw, amend or modify (or publicly propose to or publicly state that it intends to withhold, withdraw, amend or modify) in any manner adverse to Hess the recommendation to American stockholders for approval of the agreement and plan of merger, (B) take any other action or make any other public statement inconsistent with such recommendation or (C) fail to reconfirm the recommendation within three (3) business days of any written request therefor by Hess.

“Superior Proposal” means a bona fide written proposal made by a third party (i) which is for a tender or exchange offer, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving American or any of its subsidiaries, or any purchase or acquisition of, (A) more than fifty percent (50%) of the voting power of American capital stock or (B) all or substantially all of the consolidated assets or operations of American and its subsidiaries and (ii) which is otherwise on terms which the board of directors reasonably determines in good faith by majority vote after consultation with its outside legal counsel and financial advisors (which financial advisors must be nationally recognized reputation) and taking into account all the terms and conditions of the proposal, including expected timing and likelihood of consummation, break-up fees, expense reimbursement provisions and conditions, (A) would result in a transaction that, if consummated, is more favorable and would provide greater financial value to American stockholders from a financial point of view than the merger or, if applicable, any proposal by Hess to amend the terms of the agreement and plan of merger taking into account all the terms and conditions of such proposal and the agreement and plan of merger and (B) is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal and for which financing (if a cash transaction, whether in whole or in part) is then fully committed.

Indemnification of Directors and Officers Following the Merger.  For six years after the completion of the merger, Hess or the surviving corporation will indemnify and hold harmless and provide advancement expenses to each present (as of such completion) and former director and officer of American and its subsidiaries, in each case to the same extent such directors and officers are indemnified or have the right to advancement of expenses as of the date of the agreement and plan of merger pursuant to American’s certificate of incorporation, bylaws and any indemnification agreements in existence on such date with any such directors and officers (but in any event to the fullest extent permitted by applicable law) for acts or omissions occurring at or prior to the effective time of the merger (including for acts or omissions occurring in connection with the approval of the agreement and plan of merger and the consummation of the transactions contemplated thereby) and (ii) purchase as of the effective time of the merger a six-year tail policy to the current policy of directors’ and officers’ liability insurance maintained by American with respect to claims arising from facts or events that occurred on or before the effective time of the merger, and which tail policy must contain substantially the same coverage, amounts, terms and conditions, in the aggregate, as the coverage provided by the policy in effect as of the date of the agreement and plan of merger. Neither Hess nor the surviving corporation will be required to expend, for the entire tail policy, in excess of approximately $450,000, and if the premium for such tail policy exceeds such amount, Hess or the surviving corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Public Announcements.  Unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, Hess and American will consult with each other for a reasonable time before issuing any press release or otherwise making any public statement or communication (including any press conference, conference call with investors or analysts, or communication that would require a filing under Rule 14a-12 of the Exchange Act), with respect to the agreement and plan of merger or the transactions contemplated thereby. In addition to the foregoing, except to the extent disclosed in the proxy statement in accordance with the provisions of agreement and plan of merger, prior to the effective time of the merger no party will issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of such other party.

Takeover Statutes.  If any takeover statute or similar statute or regulation of any state is or becomes applicable to the agreement and plan of merger, the merger or the voting and lockup agreements or any other transactions contemplated by the agreement and plan of merger or the voting and lockup agreements, American and its board of directors must grant such approvals and take such actions as are necessary to ensure that the merger and the other transactions contemplated may be consummated as promptly as practicable on the terms contemplated by the agreement and plan of merger and otherwise to minimize the effect of such statute or regulation on the merger and the other contemplated transactions.

Stockholder Litigation.  American will promptly advise Hess of any stockholder litigation against American and/or its directors relating to the agreement and plan of merger, the merger and/or the transactions contemplated thereby and will keep Hess fully informed regarding any such stockholder litigation. American will give Hess the opportunity to consult with American regarding the defense or settlement of any such stockholder litigation, will give due consideration to Hess’ advice with respect to such stockholder litigation and will not settle any such litigation without Hess’ consent (not to be unreasonably withheld, delayed or conditioned).

Tax-Free Reorganization.  Prior to the effective time of the merger, Hess and American will each use its commercially reasonable efforts to (i) cause the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) not take any action reasonably likely to cause the merger not so to qualify. Provided American has received a tax opinion from Patton Boggs LLP that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, Hess and American will report the merger for U.S. federal income tax purposes as such. Hess, Merger Sub and American will provide Patton Boggs LLP with customary information and certificates as are reasonably necessary to enable Patton Boggs LLP to render the aforementioned tax opinion.

Section 16 Matters.  Prior to the effective time of the merger, Hess and American will take all steps required to cause any dispositions of American common stock (including derivative securities with respect to American common stock) or acquisitions of Hess common stock (including derivative securities with respect to Hess common stock) resulting from the transactions contemplated by the agreement and plan of merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to American or will become subject to such reporting requirements with respect to Hess to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Hess Common Stock Listing.  Hess will use its commercially reasonable efforts to cause the shares of Hess common stock to be issued in connection with the merger to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the effective time of the merger.

AMEX De-Listing.  Prior to the effective time of the merger, American will cooperate with Hess to enable the de-listing by the surviving corporation of its common stock and the deregistration of American common stock and other securities of American under the Exchange Act as promptly as practicable after the effective time of the merger, and in any event no more than ten (10) days after the closing date.

Disposition of Specified Properties.  American will use its commercially reasonable efforts to sell certain properties specified in the agreement and plan of merger to third parties for such specified properties’ fair market value and otherwise on terms and conditions reasonably acceptable to Hess, including a requirement that any third party acquiring a specified property indemnify American for any and all liabilities relating to the such specified property under any environmental laws or on account of the presence or alleged presence at, or the migration or alleged migration from, the relevant specified property or properties of certain hazardous substances specified in the agreement and plan of merger.

Notification of Certain Matters.  Hess and American will give each other prompt notice of (a) any communication received by such party from any governmental entity in connection with the agreement and plan of merger or the consummation of the transactions contemplated thereby or from any person or entity alleging that the consent of such person or entity is or may be required in connection with the agreement and plan of merger or the consummation of the transactions contemplated thereby and (b) any actions commenced or, to the knowledge of such party, threatened against, such party or any of its subsidiaries that (i) relates to the merger or (ii) if pending on the date of the agreement and plan of merger would have been required to be disclosed by such party pursuant to such party’s representations and warranties. In addition, Hess and American will give each other prompt notice to the extent that either acquires actual knowledge of (x) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or would be reasonably likely to cause (1) any representation or warranty contained in the agreement and plan of merger to be untrue or inaccurate or (2) any condition set forth in Article VII of the agreement and plan of merger not to be satisfied and (y) any failure of a party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such party thereunder; provided, that the delivery of any information or notice as described above will not limit or otherwise affect the remedies available hereunder to the party receiving such information or notice.

Employee Matters.  Hess will, or will cause an applicable subsidiary to, provide to each individual employed by American or its subsidiaries immediately prior to the effective time of the merger and who remains employed with American or any of Hess’ subsidiaries following consummation of the merger certain severance packages as described in the agreement and plan of merger.

All Reasonable Efforts.  American and Hess will cooperate with each other and use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under the agreement and plan of merger and applicable laws to consummate and make effective the merger and the other transactions contemplated by the agreement and plan of merger as soon as practicable, pursuant to the terms thereof.

Conditions to the Merger

Conditions to Each Party’s Obligations.  The respective obligations of each of Hess, Merger Sub and American to effect the merger are conditioned on the waiver by Hess and American or satisfaction, on or prior to the closing of the merger, of the following conditions:

•	no court or other governmental entity of competent jurisdiction must have issued, enacted, entered, promulgated or enforced any applicable law (that has not been vacated, withdrawn or overturned) that restrains, enjoins or otherwise prohibits consummation of the merger or any of the other transactions contemplated in the agreement and plan of merger or makes the merger illegal;

•	the agreement and plan of merger must have been approved by the affirmative vote of holders of a majority of the outstanding shares of American common stock at the meeting of American stockholders for the purpose of voting on the approval of the agreement and plan of merger, or at any adjournment or postponement thereof;

•	receipt of all requisite consents and approvals (as set forth in the agreement and plan of merger), which consents or approvals must remain in full force and effect through the completion of the merger;

•	the registration statement to be filed by Hess in connection with the merger must have been declared effective and no stop order suspending the effectiveness of such registration statement must be in effect and no proceedings for such purpose must be pending before the SEC; and

•	the shares of Hess common stock to be issued in connection with the merger must have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

Conditions to Obligations of Hess and Merger Sub.  The respective obligations of Hess and Merger Sub to effect the merger are conditioned upon the waiver by Hess or satisfaction, on or prior to the closing of the merger, of the following conditions:

•	certain specified representations and warranties of American must be true and correct in all respects as of the date of the agreement and plan of merger and as of the closing date of the merger as if made on and as of those dates (except to the extent any such representation or warranty is made as of a specified date, which such representation and warranty must be true and correct as of such specified date);

•	the other representations and warranties of American must be true and correct (without giving effect to any “material” or “material adverse effect” or similar qualifiers contained in any of such representations or warranties) as of the date of the agreement and plan of merger and as of the closing date of the merger as if made on and as of those dates (except to the extent any such representation or warranty is made as of a specified date, which such representation and warranty must be true and correct as of such specified date), except where the failures of such representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on American;

•	American must have performed or complied with, in all material respects, all of the agreements and covenants required to be performed by it under the agreement and plan of merger at or prior to the closing date of the merger;

•	No legal proceedings must have been threatened, commenced or instituted (and which remains pending at what would otherwise be the closing date of the merger) by or before any court or other governmental entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the merger or any other transaction contemplated by the agreement and plan of merger or make the merger illegal; and

•	after the date of the agreement and plan of merger, there must not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on American.

Conditions to Obligations of American.  The obligations of American to effect the merger are conditioned upon the waiver by American or satisfaction, on or prior to the closing of the merger, of the following conditions:

•	certain specified representations and warranties of Hess must be true and correct in all respects as of the date of the agreement and plan of merger and as of the closing date of the merger as if made on and as of those dates (except to the extent any such representation or warranty is made as of a specified date, which such representation and warranty must be true and correct as of such specified date);

•	the other representations and warranties of Hess must be true and correct (without giving effect to any “material” or “material adverse effect” or similar qualifiers contained in any of such representations or warranties) as of the date of the agreement and plan of merger and as of the closing date of the merger as if made on and as of those dates (except to the extent any such representation or warranty is made as of a specified date, which such representation and warranty must be true and correct as of such specified date), except where the failures of such representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Hess;

•	Hess and Merger Sub must have performed in all material respects all of the covenants and agreements required to be performed by them under the agreement and plan of merger at or prior to the closing date of the merger;

•	American must have received from its counsel Patton Boggs LLP a written opinion in form and substance reasonably satisfactory to American and Hess, dated as of the closing date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the effective time of the merger, that for U.S. federal income tax purposes the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

•	after the date of the agreement and plan of merger, there must not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on Hess.

Termination

The agreement and plan of merger may be terminated at any time before the effective time of the merger, notwithstanding the approval of the agreement and plan of merger by American’s stockholders, in any of the following circumstances:

•	by mutual written consent of Hess and American;

•	by either Hess or American, if

•	any court or governmental entity of competent jurisdiction has issued, enacted, entered, promulgated or enforced any law, order or injunction (that is final and non-appealable and has not been vacated, withdrawn or overturned), or taken any other action, permanently enjoining, restraining or otherwise prohibiting the merger or making it illegal;

•	the merger has not become effective on or before January 31, 2011, provided that no party may terminate the agreement and plan of merger for this reason if its breach of the agreement and plan of merger is the principal cause of the failure of the merger to become effective on or prior to such date;

•	American stockholders do not vote to approve the agreement and plan of merger at a stockholder meeting (or at any adjournment or postponement thereof) held for the purpose of voting on the approval of the agreement and plan of merger in which a quorum is present;

•	by Hess, if:

•	(i) American enters into any agreement relating to an alternative transaction or requiring American to terminate or otherwise fail to consummate the transactions under the agreement and plan of merger or (ii) American’s board of directors fails to recommend approval of the agreement and plan of merger to the stockholders or fails to include such recommendation in this proxy statement/prospectus or makes a change in recommendation in any manner adverse to Hess (including by failing to reconfirm its recommendation within three business days of a request to do so by Hess) or (iii) makes or publicly proposes a change in such recommendation or authorizes, endorses, approves or publicly recommends an alternative transaction;

•	any of American’s representations or warranties fail to be true and correct or American breaches any covenant or other agreement to be performed by it, which failure to be true and correct or breach (i) would, individually or in the aggregate with all other such failures and breaches, result in the failure of certain conditions (see “— Conditions to the Merger”) to be satisfied and (ii) is incapable of being cured prior to the effective time of the merger by American, or if curable, is not cured within thirty (30) days after written notice is given by Hess; provided that Hess and Merger Sub are not in material breach of the agreement and plan of merger;

•	American has breached any of its obligations with respect to the solicitation and consideration of alternative proposals, including its obligation to notify Hess of any alternative proposals received (see “— Covenants and Agreements — No Solicitation”);

•	and by American, if:

•	any of Hess’ and/or Merger Sub’s representations or warranties fail to be true and correct or Hess or Merger Sub breaches any covenant or other agreement to be performed by it, which failure to be true and correct or breach (i) would, individually or in the aggregate with all other such failures and breaches, result in the failure of certain closing conditions (see “— Conditions to the Merger”) to be satisfied and (ii) is incapable of being cured prior to the effective time of the merger by Hess and/or Merger Sub, or if curable, is not cured within thirty (30) days after written notice is given by American; provided that American is not in material breach of the agreement and plan of merger; and

•	prior to the approval of the agreement and plan of merger by American’s stockholders, American’s board of directors authorizes American to enter into a definitive agreement concerning a transaction that constitutes a superior alternative proposal and American pays all fees and expenses required to be paid under the agreement and plan of merger as a result of such termination; provided, that American has complied in all material respects with, and the alternative proposal did not otherwise result from a breach of, any of its obligations with respect to the solicitation and consideration of alternative proposals (see “— Covenants and Agreements — No Solicitation”), including its obligation to notify Hess of the alternative proposal and give Hess three business days to revise the agreement and plan of merger so that the alternative proposal is no longer superior.

Termination Fees and Expenses; Repayment of Interim Facility

American has agreed to pay Hess a termination fee of $13.5 million, reimburse Hess’ transaction expenses up to $2.25 million and pay all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American if the agreement and plan of merger is terminated by Hess because either:

•	American enters into an agreement or letter of intent (other than certain permitted confidentiality agreements) with respect to certain alternative transactions or requiring American to terminate or otherwise fail to consummate the transactions under the agreement and plan of merger; or

•	(i) American’s board of directors fails to recommend approval of the agreement and plan of merger by American stockholders or to include such recommendation this proxy statement/prospectus or makes a change in recommendation in any manner adverse to Hess (including by failing to reconfirm such recommendation within three business days of a request to do so by Hess) or (ii) if any person or entity has made or informed American’s board of directors of an intention to make an alternative proposal, such board of directors authorizes, endorses, approves or publicly recommends any alternative proposal.

American has agreed to reimburse Hess’ transaction expenses up to $2.25 million and, if within twelve (12) months after the termination of the agreement and plan of merger, American either consummates an alternative transaction or enters into a definitive agreement with respect to an alternative transaction, to pay Hess a termination fee of $13.5 million and all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American, if the agreement and plan of merger is terminated:

•	by either Hess or American because the merger is not completed by January 31, 2011 and (i) a vote of American stockholders at the stockholders meeting held to obtain the approval of the agreement and plan of merger has not occurred and (ii) a proposal with respect to an alternative transaction has been publicly announced (or any third party has communicated an intention to propose an alternative transaction);

•	by either Hess or American because American stockholders fail to approve the agreement and plan of merger at the stockholders’ meeting called for that purpose, if a proposal with respect to an alternative transaction has been publicly announced (or any third party has communicated an intention to propose an alternative transaction) prior to the date of such meeting;

•	by Hess because American has breached its obligations with respect to the solicitation and consideration of alternative proposals (see “— Covenants and Agreements — No Solicitation”), including its obligation to notify Hess of an alternative proposal; and

•	by Hess because any of American’s representations or warranties fail to be true and correct or American breaches any covenant or other agreement to be performed by it, which failure to be true and correct or breach (i) would, individually or in the aggregate with all other such failures and breaches, result in the failure of certain closing conditions (see “— Conditions to Each Party’s Obligations” and “— Conditions to Obligations of Hess and Merger Sub”) to be satisfied and (ii) is incapable of being cured prior to the effective time of the merger by American, or if curable, is not cured within thirty (30) days after written notice is given by Hess; provided that Hess and Merger Sub are not in material breach of the agreement and plan of merger; provided, further, that if Hess terminates the agreement and plan of merger because American willfully breached or failed to perform any of its representations, warranties, covenants or other agreements, American must pay within 2 business days of such termination, all principal, accrued interest and any other amounts owing under the senior secured revolving credit facility to be provided by Hess to American in addition to reimbursing Hess’ transaction expenses up to $2.25 million and paying Hess a termination fee of $13.5 million if such termination fee is otherwise payable pursuant to Article VIII of the agreement and plan of merger.

Effect of Termination

If the agreement and plan of merger is terminated in accordance therewith, the agreement and plan of merger will become void and have no effect, and the obligations of the parties thereunder will terminate and there will be no liability on the part of any party thereto; provided, that the provisions of the agreement and plan of merger relating to termination fees and expenses, specific performance, confidentiality obligations, governing law and other miscellaneous provisions will survive any termination thereof. Additionally, the parties to the agreement and plan of merger are not relieved of or released from any liability for willful breach of the agreement and plan of merger.

Specific Performance

Each party to the agreement and plan of merger, in addition to any other available rights or remedies such party may have thereunder, will be entitled to specific performance and/or to obtain an injunction or injunctions, without proof of actual damages, to prevent breaches of another party’s covenants or agreements under the agreement and plan of merger, and each party thereto has expressly waived the defense that a remedy in damages will be adequate. No party to the agreement and plan of merger or any other person or entity will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy described in this paragraph and each party has irrevocably waived any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party to the agreement and plan of merger further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of a covenants or agreements under the agreement and plan of merger.

Amendments, Extensions and Waivers

The agreement and plan of merger may be amended by a written instrument signed by all the parties thereto at any time before or after approval of the agreement and plan of merger by the stockholders of American; provided, that after any such approval, no amendment will be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

At any time prior to the effective time of the merger, the parties to the agreement and plan of merger may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties thereunder, (ii) waive any inaccuracies in the representations and warranties of the other parties contained therein or in any document, certificate or writing delivered pursuant thereto or (iii) waive compliance with any of the agreements or covenants of the other parties contained therein.

THE VOTING AND LOCKUP AGREEMENTS

The following is a summary of material terms of the voting and lockup agreements, including the effects of those provisions. While Hess and American believe this description covers the material terms of the voting and lockup agreements, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the form of voting and lockup agreement, which is included as Appendix B to, and is incorporated by reference in, this proxy statement/prospectus. We urge you to read the entire voting and lockup agreements carefully.

Concurrently with the execution of the agreement and plan of merger, Hess entered into separate voting and lockup agreements with each of Patrick D. O’Brien, Andrew P. Calerich, Bobby G. Solomon, Kendell V. Tholstrom, Joseph B. Feiten, Nick DeMare, C. Scott Hobbs, Jon R. Whitney, Wayne P. Neumiller, Michael J. Neumiller and North Finn LLC, or the Stockholders, to facilitate the merger of American with and into Hess. The Stockholders own an aggregate of 20.5% of American’s common stock entitled to vote at the special meeting.

Voting of Shares.  The Stockholders have agreed to vote at the special meeting or any adjournment thereof, their shares of American common stock in favor of the approval of the agreement and plan of merger and each of the other transactions contemplated by the agreement and plan of merger and any other action requested by Hess in furtherance thereof. Each Stockholder will not enter into any agreement, arrangement or understanding with any person or entity to vote or give instructions inconsistent with the relevant terms of its voting and lockup agreement and will not take any other action that would, or would reasonably be expected to, in any manner (i) compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the agreement and plan of merger or any of the transactions contemplated by the agreement and plan of merger or (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of American contained in the agreement and plan or merger or of such Stockholder contained in its voting and lockup agreement. Further, the Stockholders have agreed to vote against (i) the approval of any alternative transaction or any agreement relating to any alternative transaction or (ii) any other action, agreement, proposal or transaction, which would, or would reasonably be expected to (x) result in a breach of American’s obligations in the agreement and plan of merger or of the Stockholders in the voting and lockup agreements or (y) compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the agreement and plan of merger or any of the other transactions contemplated by the agreement and plan of merger.

Transfer Restrictions.  The Stockholders have agreed that they will not (i) sell or transfer directly or indirectly, any of their shares of American common stock or any securities convertible into or exercisable or exchangeable for such shares or convertible or exchangeable securities, any other capital stock of American or any interest in any of the foregoing, (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of their shares of American common stock; or (iii) create or permit to exist any liens on or otherwise affecting any of their shares of American common stock (other than, with respect to Andrew P. Calerich, existing liens pursuant to a certain Credit Line Agreement with UBS Bank USA, dated May 13, 2010).

No Solicitation of Alternative Transactions.  The Stockholders have agreed solely in their capacities as stockholders, not to directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage, whether publicly or otherwise, the submission of any acquisition proposals for American, (ii) enter into or participate in any discussions or negotiations, or otherwise cooperate in any way with, or assist or participate in connection with any acquisition proposal, (iii) enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument relating to an alternative transaction or which requires that the Stockholders abandon, terminate or breach their representations, warranties or obligations under the voting and lockup agreements, (iv) approve, endorse or recommend any alternative transaction or (v) agree to do any of the foregoing. The Stockholders have also agreed to notify Hess within 24 hours of any acquisition proposals received by, or any such discussions or negotiations sought to be initiated or continued with, the Stockholders, including the identity of the person making such acquisition proposal or seeking such discussions or negotiations and providing to Hess a summary of the material terms of such acquisition proposal.

Termination.  The voting and lockup agreements will terminate upon the earliest to occur of (i) the effective time of the merger and (ii) the date on which the agreement and plan of merger has been terminated in accordance with its terms.

DESCRIPTION OF HESS SHARE CAPITAL

American stockholders who receive shares of Hess common stock in the merger will become stockholders of Hess. Hess is incorporated in the State of Delaware, United States, and operates in accordance with the Delaware General Corporation Law, or DGCL. Given below is a summary of the material features of Hess’ capital stock. This summary is not a complete discussion of the articles of incorporation and by-laws of Hess that create the rights of its stockholders. You are urged to read carefully the articles of incorporation and by-laws of Hess, which have been incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 91.

Common Stock

Hess is authorized to issue up to 600,000,000 shares of common stock, par value $1.00 per share, of which, as of November 10, 2010, 328,754,953 were issued and outstanding.

Holders of shares of Hess common stock are entitled to one vote per share on each matter requiring the approval of the holders of the common stock of Hess. The holders of shares of Hess common stock have no preferential or preemptive rights to acquire additional shares of Hess’ capital stock, or any other security, of Hess. Subject to the preferences that may be applicable to any outstanding preferred stock, holders of Hess common stock are entitled to receive ratably all dividends, if any, declared by the board of directors out of funds legally available for dividends. All outstanding shares of Hess common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of shares of Hess common stock are subject to the rights of the holders of any preferred stock which Hess may issue in the future.

Shares of Hess common stock are listed on the New York Stock Exchange under the symbol “HES”.

Preferred Stock

Hess is authorized to issue up to 20,000,000 shares of preferred stock, par value of $1.00 per share. Hess currently has no issued and outstanding shares of preferred stock.

The voting rights, designations and preferences and relative, participating, optional or other rights of, and any qualifications, limitations or restrictions on any class of the preferred stock can be determined, and the shares can be issued by resolution of Hess’ board of directors, without approval of the stockholders.

COMPARISON OF STOCKHOLDER RIGHTS

Upon completion of the merger, stockholders of American who receive shares of Hess common stock as part of their merger consideration will become stockholders of Hess. Hess is incorporated under the laws of Delaware and, accordingly, the rights of Hess stockholders are governed by Hess’ restated certificate of incorporation, as amended, Hess’ bylaws and the laws of the State of Delaware, including the DGCL. American is incorporated under the laws of Nevada and, accordingly, the rights of American stockholders are governed by American’s articles of incorporation, as amended, American’s amended and restated bylaws and the laws of the State of Nevada, including the NRS. As stockholders of Hess following the merger, the rights of former American stockholders who become stockholders of Hess will be governed by Hess’ restated certificate of incorporation, as amended, Hess’ bylaws and the laws of the State of Delaware, including the DGCL.

The following chart summarizes the material differences between the rights of Hess stockholders and American stockholders. We urge you to read the governing instruments of each company and the provisions of the DGCL and the NRS, which are relevant to a full understanding of the governing instruments, carefully and in their entirety. Copies of the governing instruments are available, without charge, to any person by following the instructions listed in the section entitled “Where You Can Find More Information” beginning on page 91.

	Hess	American

Authorized Capital Stock	The authorized capital stock of Hess consists of 600 million shares of common stock, par value $1.00 per share, and 20 million shares of preferred stock, par value $1.00 per share. As of September 30, 2010, there were approximately 328.5 million shares of common stock (of which an aggregate of approximately 3.0 million shares are restricted shares) and no shares of preferred stock outstanding, no shares of common stock were held in treasury and options to purchase an aggregate of approximately 14.5 million shares of common stock were outstanding (of which options to purchase an aggregate of approximately 8.9 million shares of common stock were exercisable).	The authorized capital stock of American consists of 150 million shares of common stock, par value $0.001 per share, and 25 million shares of preferred stock, par value $0.001 per share. As of September 30, 2010, there were approximately 61.0 million shares of common stock (of which an aggregate of 740,057 shares were restricted shares) and no shares of preferred stock outstanding, no shares of common stock were held in treasury and options to purchase an aggregate of approximately 2.5 million shares of common stock (of which options to purchase an aggregate of approximately 1.3 million shares of common stock were exercisable) and warrants to purchase an aggregate of 75,000 shares of common stock were outstanding.
Number of Directors	Hess’ bylaws provide that the number of directors may be fixed from time to time by the board of directors, but must not be less than three. The current number of directors is thirteen.	American’s amended and restated bylaws provide that the number of directors may be fixed from time to time by the board of directors, but must not be less than one or more than nine. The current number of directors is five.
Removal of Directors	Hess’ bylaws provide that, subject to the rights of the holders of any series of preferred stock or any other class of capital stock (other than common stock) then outstanding, any director may be removed from office with or without cause by the affirmative	American’s amended and restated bylaws provide that a director may be removed from office with our without cause at a meeting called for that purpose. If cumulative voting is not authorized, a director may be removed only if the number of votes cast in favor of

	Hess	American

	vote of the holders of at least 80% of the combined voting power of the then outstanding shares or capital stock of Hess entitled to vote generally in the election of directors, voting together as a single class.	removal exceeds the number of votes cast against removal.
Special Meetings of the Board of Directors	Special meetings of the board of directors may be called by the chairman of the board or the president on two days’ notice to each director, personally, by mail or by telegram and will be called by the secretary in like manner on the written request of a majority of the entire board of directors.	Special meetings of the board of directors may be called by or at the request of the president or any one director. The person or persons authorized to call special meetings may fix any place, within or without the State of Nevada, as the place for holding the meeting. If otherwise permitted under the bylaws, a special meeting may be held by telephone.
Stockholder Protection Rights Plans	Hess does not have a stockholder protection rights plan.	American does not have a stockholder protection rights plan.

Special Meetings of Stockholders	Subject to the rights of holders of any class or series of stock having a preference over common stock as to certain matters, special meetings of stockholders may be called only by the chairman of the board or the president and will be called by the secretary at the request of the board of directors pursuant to a resolution approved by a majority of the entire board of directors.	Special meetings of the stockholders may be called by the president or by the board of directors and will be called by the president at the request of the holders of not less than one-tenth of all outstanding shares entitled to vote.
Amendment of Certificate/Articles of Incorporation and Bylaws	Section 242 of the DGCL provides that an amendment of the certificate of incorporation requires the affirmative vote of the majority of the outstanding stock entitled to vote.	Section 78.390 of the NRS provides that an amendment of the articles of incorporation requires the affirmative vote of the majority of the outstanding stock entitled to vote.
Additionally, Hess’ restated certificate of incorporation, as amended, provides that an amendment of certain designated provisions of each the bylaws and certificate of incorporation requires the affirmative vote of the holders of outstanding shares representing at least 80% of the combined voting power of all the then-outstanding shares of capital stock of Hess entitled to vote generally in the election of directors, voting together as a single class.

Additionally, pursuant to American’s amended and restated bylaws, the adoption of any bylaw or amendment thereto which establishes, changes or removes a “supermajority” quorum or “supermajority” voting requirement must be approved at a meeting which meets the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

Hess	American

The bylaws may be amended at any annual or special meeting of stockholders entitled to vote by a majority vote or by the board of directors at any valid meeting of the board of directors.	A “supermajority” quorum is a requirement that more than a majority of the votes of the voting group be present to constitute a quorum; and a “supermajority” voting requirement is any requirement that requires the vote of more than a majority of the affirmative votes of a voting group at a meeting.
Anti-Takeover Provisions	Section 203 of the DGCL generally provides that a Delaware corporation such as Hess which has not “opted out” of coverage by this section in the prescribed manner may not engage in any “business combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an “interested stockholder” unless:
•     prior to that time the board of directors of the corporation approved either the “business combination” or the transaction which resulted in the stockholder becoming an “interested stockholder;”
•   upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the “interested stockholder”) those shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or
• at or subsequent to that time, the “business combination” is approved by the board of	Section 78.411 et seq. of the NRS generally provides that a Nevada corporation such as American which has not “opted out” of coverage by this section in the prescribed manner may not engage in any “combination” with an “interested stockholder” for a period of three years following the date that the stockholder became an “interested stockholder” unless:
•     prior to that time the board of directors of the corporation approved either the “combination” or the transaction which resulted in the stockholder becoming an “interested stockholder.”
After expiration of the three-year period, a Nevada corporation may engage in a “combination” with an “interested stockholder” only if:
•   it is permitted by the articles of incorporation and certain voting requirements specified in Section 78.439 of the NRS are met; or
•   the “combination” meets certain fair price criteria specified in Sections 78.441 to 78.444 of the NRS.
The above provisions do not apply to any “combination” of a Nevada corporation:
•   which does not, as of the date that a person first becomes an “interested stockholder,” have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934, unless the articles of incorporation provide otherwise; or

Hess	American

directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the “interested stockholder.”
The three-year prohibition on “business combinations” with an “interested stockholder” does not apply under certain circumstances, including “business combinations” with a corporation which does not have a class of voting stock that is:
•     listed on a national security exchange; or
•   held of record by more than 2,000 stockholders,
unless in each case this result was directly or indirectly caused by the “interested stockholder” or from a transaction in which a person became an “interested stockholder.”
An “interested stockholder” generally means any person that:
•   is the owner of 15% or more of the outstanding voting stock of the corporation; or
•   is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an “interested stockholder,” and the affiliates and associates of such a person.

•     whose articles of incorporation were amended to provide that the corporation is subject to the above provisions and which did not have a class of voting shares registered with the SEC under Section 12 of the Securities Exchange Act of 1934 on the effective date of such amendment, if the “combination” is with an “interested stockholder” whose date of acquiring shares is before the effective date of such amendment.
An “interested stockholder” generally means any person that:
•   is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation; or
•   is an affiliate or associate of the corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of the corporation.
The term “combination” is broadly defined to include a variety of transactions, including mergers, consolidations, sales or other dispositions of 5% or more of a corporation’s assets and various other transactions which may benefit an “interested stockholder.”
American’s articles of incorporation, as amended, do not exempt American from these restrictions.
The restrictions set forth in the NRS do not apply to the merger of Merger Sub with and into American.

The term “business combination” is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales or other dispositions of 10% or more of a corporation’s assets and various other transactions which may benefit an “interested stockholder.”

Hess’ restated certificate of

	Hess	American

incorporation, as amended, does not exempt Hess from these restrictions and specifies additional requirements for “business combinations” with “acquiring persons” (as defined in the restated certificate of incorporation, as amended).

Neither the restrictions set forth in the DGCL nor those specified in Hess’ restated certificate of incorporation, as amended, apply to the merger of Merger Sub with and into American.
Stockholder Nominations of Director Candidates	Subject to the rights of holders of any class or series of stock having certain preferences over common stock, nominations for the election of directors may be made by the board of directors or a committee appointed by the board of directors or by any stockholder entitled to vote in the election of directors generally. Written notice must be provided to the secretary of Hess not later than 90 days prior to the anniversary date of the immediately preceding annual meeting or in the case of a special meeting, the close of business on the tenth day following the date on which notice of such meeting is first given.	Nominations of persons for election to the board of directors may be made at a meeting of stockholders by or at the direction of the board of directors or by any stockholder of record, who is entitled to vote for the election of directors and complies with the notice procedures, including delivery of notice to the principal executive offices of the corporation not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting.
Stockholder Proposals	Any action required or permitted to be taken by the stockholders of Hess must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Notice of annual meetings is to be delivered not less than ten nor more than fifty days before the date of the meeting and in the case of special meetings, written notice is required at least ten days before such meeting.	American has an advance notice requirement for stockholder proposals of not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be received by American no later than the later of 70 days prior to the date of the meeting or the tenth day following the day on which public announcement of the date of the meeting was made.
Notice of Stockholders’ Meetings	Written notice of the annual meeting, stating the place, date	Notice of each meeting of stockholders, stating the place, day

	Hess	American

	and hour of the meeting, will be delivered in person or mailed postage prepaid to each stockholder entitled to vote, not less than ten nor more than fifty days before the date of the meeting.	and hour of any annual or special stockholder meeting must be delivered not less than ten nor more than 60 days before the date of the meeting. Delivery may also be by electronic submission.
Limitations on Director Liability	Hess’ restated certificate of incorporation, as amended, provides that no director will be personally liable to Hess or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability which would otherwise exist under applicable law:
•     for any breach of the director’s duty of loyalty to Hess or its stockholders;
•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•   under Section 174 of the DGCL; and
• for any transaction from which the director derived an improper personal benefit.	American’s articles of incorporation, as amended, provide that no member of American’s board of directors is personally liable to the corporation or its stockholders for damages for breach of fiduciary duty as a director to the fullest extent permitted by Nevada corporation law, except for liability;
•     for any breach of the director’s duty of loyalty to American or its stockholders;
•   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; or
•   for any transaction from which the director derived an improper personal benefit.
Pursuant to Section 78.138 of the NRS, a director is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in his capacity as a director, except:
•   for an act or a failure to act that constitutes a breach of the director’s fiduciary duties as a director and the breach of those duties involved intentional misconduct, fraud or a knowing violation of law; or
• as otherwise provided in Sections 35.230, 90.660, 91.250, 452.200, 452.270, 668.045 and 694A.030 of the NRS.
Indemnification	Every person who is or was a director, officer or employee of Hess, or of any other corporation which he serves or served as such at the request of Hess, will, unless prohibited by law, be indemnified by Hess against reasonable expense and any liability paid or incurred by him in connection	Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a proceeding), by reason of the fact that he or she, or a person for whom he or she is the legal

Hess	American

with or resulting from any threatened or actual claim, action, suit or proceeding (whether brought by or in the right of Hess or such other corporation or otherwise), civil, criminal, administrative or investigative, in which he may be involved, as a party or otherwise, by reason of his being or having been a director, officer or employee of Hess or such other corporation, or by reason of any action taken or not taken in his capacity as such director, officer or employee, whether or not he continues to be such at the time such expense or liability will have been paid or incurred.
If such person has been wholly successful, on the merits or otherwise, with respect to any claim, action, suit or proceeding of the character described above, Hess will reimburse them for all reasonable expenses incurred.
Any other person claiming indemnification will be reimbursed by Hess for reasonable expense and for any liability (other than any amount paid to Hess) if a Referee delivers to Hess its written finding that such person acted in good faith in what such person reasonably believed to be the best interests of Hess, and, in addition, with respect to any criminal action or proceeding, such person reasonably believed that such person’s conduct was lawful.
As used in Hess’ bylaws and referenced herein, the term “Referee” shall mean independent legal counsel (who may be regular counsel of Hess), or other disinterested person or persons, selected by the board of directors of Hess (whether or not a disinterested quorum exists) to act as such.	representative, is or was an officer or director of American or is or was serving at the request of American as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director will be indemnified and held harmless by American to the fullest extent authorized by the Nevada corporation law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits American to provide broader indemnification rights than said law permitted American to provide prior to such amendment), against all expense, liability and loss (including attorneys fees, judgments, fines, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be an officer or director and will inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, American will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of American. The right to indemnification conferred by American’s articles of incorporation, as amended, includes the right to be paid by American the expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the Nevada General Corporation Law requires the payment of such expenses

Hess	American

incurred by an officer or director in his or her capacity as an officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment will be made only upon delivery to American of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it will ultimately be determined that such officer or director is not entitled to be so indemnified.
Appraisal or Dissenters’ Rights	Section 262 of the DGCL provides that stockholders have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares.	Sections 92A.300 to 92A.500 of the NRS provide that stockholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares.

Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either:
•     listed on a national securities exchange;
•   included in the national market system by the National Association of Securities Dealers, Inc.; or
•   held by more than 2,000 stockholders of record; unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.
Only stockholders of record are entitled to dissenters’ rights.	Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock are, among other things:
•     listed on a national securities exchange; or
•   traded in an organized market and held by at least 2,000 stockholders of record and have a market value of at least $20,000,000, exclusive of the value of such shares held by American’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares, unless the stockholders receive in exchange for their shares anything other than cash, or shares of any class or any series of shares of any corporation, or any other proprietary interests of any other entity, that is, among other things, listed on a national securities exchange or traded in an organized market and held by at least 2,000 stockholders of record with market value of at least

Hess	American

$20,000,000, exclusive of the value of such shares held by American’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares at the time the corporate action becomes effective.

Both stockholders of record and beneficial stockholders are entitled to dissenters’ rights.

EXPERTS

The consolidated financial statements of Hess Corporation and consolidated subsidiaries (the “Corporation”) at December 31, 2009 and 2008, and for each of the three years in the period ended December 31, 2009, including the schedule appearing therein, and the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2009, appearing in the Corporation’s Annual Report on Form 10-K, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports incorporated by reference herein, and are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The information under the heading “Oil and Gas Reserves” — “Reserves Audit” and “Oil and Gas Reserves” — “Proved undeveloped reserves” incorporated in this proxy statement/prospectus by reference from Hess’ Annual Report on Form 10-K for the year ended December 31, 2009 has been audited by DeGolyer and MacNaughton, an independent petroleum engineering consulting firm, as stated in its third-party letter report dated January 15, 2010, containing its opinion on the proved reserves attributable to certain properties owned by Hess, as of December 31, 2009, included as an exhibit in Hess’ Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference, and has so been incorporated in reliance upon the third-party letter report of such firm given on its authority as an expert in petroleum engineering.

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from American Oil & Gas Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have so been incorporated in reliance upon the reports of such firm given on their authority as experts in accounting and auditing.

Certain information with respect to the natural gas and oil reserves associated with American’s natural gas and oil prospects is derived from the reports of Ryder Scott Company L.P., an independent petroleum and natural gas consulting firm, and has been included, or incorporated by reference, in this proxy statement/prospectus upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The legality of the shares of Hess common stock offered by this proxy statement/prospectus will be passed upon for Hess by White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036, counsel to Hess. Patton Boggs LLP, 1801 California Street, Suite 4900, Denver, Colorado 80202, counsel to American, has issued an opinion concerning certain United States federal income tax consequences of the merger. Partners of Patton Boggs LLP own approximately 28,600 shares of American common stock.

OTHER MATTERS

As of the date of this proxy statement/prospectus, American’s board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before American stockholders at the American special meeting, or any adjournment or postponement of the meeting, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of American’s board of directors.

STOCKHOLDER PROPOSALS

If the merger is completed, American will no longer be a publicly held company, and there will be no American annual meeting of stockholders in 2011 or thereafter. However, if the merger is not completed, American stockholders will continue to be entitled to attend and participate in its stockholders’ meetings, and American will hold a 2011 annual meeting of stockholders. If American holds a 2011 annual meeting of stockholders, stockholder proposals intended to be presented pursuant to Rule 14a-8 under the Exchange Act for inclusion in

American’s proxy statement and accompanying proxy card for American’s 2011 annual meeting of stockholders must have been received by American on or before December 31, 2010, and must meet the requirements of Rule 14a-8.

In addition, if a stockholder intends to raise a matter at American’s 2011 annual meeting and has not sought inclusion of the matter in the annual meeting proxy statement and accompanying proxy card pursuant to Rule 14a-8, or if a stockholder intends to nominate an individual for election as a director at American’s 2011 annual meeting of stockholders, the stockholder must comply with the advance notice provisions in American’s amended and restated bylaws. These provisions require a stockholder wishing to bring business before a stockholder meeting or to nominate a director for election to give timely notice in writing to American’s corporate secretary. To be timely, a stockholder’s notice must be delivered to, or mailed and received by, American’s principal executive offices not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. For American’s 2011 annual meeting of stockholders, such proposal must be delivered to, or mailed and received by, American’s corporate secretary no earlier than March 16, 2011 and no later than April 15, 2011. Each notice of nomination of directors by a stockholder must contain certain information about the proposed nominee, as set forth in American’s amended and restated bylaws. An American stockholder who desires to raise such matters should refer to American’s amended and restated bylaws, copies of which will be sent to American stockholders upon request. See “Where You Can Find More Information” on page 91 of this proxy statement/prospectus. The above deadlines may change in the event that American’s 2011 annual meeting of stockholders is held on a date that differs substantially from the date of the 2010 annual meeting of stockholders.

WHERE YOU CAN FIND MORE INFORMATION

American and Hess file reports, proxy statements and other information with the SEC as required under the Exchange Act.

You may read and copy any reports, statements or other information filed by Hess or American at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1 800 SEC 0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about Hess at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Hess and American, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Hess and American through the websites maintained by Hess and American at http://www.hess.com and http://www.americanog.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus.

After the merger, Hess will furnish to you the same periodic reports that it currently furnishes to Hess stockholders in the same manner, including audited annual consolidated financial statements, unless you notify Hess or your bank, broker or other nominee, as the case may be, of your desire not to receive these reports, as well as proxy statements and related materials for annual and special meetings of stockholders. In addition, you will be able to request Hess’ Form 10-K.

Hess has filed a registration statement on Form S-4 to register with the SEC the shares of Hess common stock to be issued in the merger. This document is a part of that registration statement and constitutes the prospectus of Hess in addition to being a proxy statement for American stockholders.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement on Form S-4 filed by Hess and the exhibits to the registration statement. In addition, the SEC allows us to “incorporate by reference” information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information included directly in this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Hess and American have previously filed with the SEC. These documents contain important information about the companies and their financial condition.

Hess Filings with the SEC
(File No. 001-01204)	Period and/or Filing Date

Annual Report on Form 10-K	Year ended December 31, 2009, as filed February 26, 2010, as amended on November 8, 2010
Quarterly Reports on Form 10-Q	For the quarter ended September 30, 2010, as filed November 5, 2010, for the quarter ended June 30, 2010, as filed August 4, 2010, for the quarter ended March 31, 2010, as filed May 7, 2010
Current Reports on Form 8-K	Filed March 9, 2010, May 10, 2010, August 12, 2010, November 8, 2010
Proxy Statement on Schedule 14A	Filed March 25, 2010

American Filings with the SEC
(File No. 001-31900)	Period and/or Filing Date

Annual Report on Form 10-K	Year ended December 31, 2009, as filed March 15, 2010, as amended on March 29, 2010 and April 30, 2010
Quarterly Reports on Form 10-Q	For the quarter ended September 30, 2010, as filed on November 12, 2010, for the quarter ended June 30, 2010, as filed August 16, 2010, for the quarter ended March 31, 2010, as filed May 17, 2010, as amended on June 11, 2010
Current Reports on Form 8-K	Filed June 21, 2010, June 23, 2010, July 29, 2010 and August 30, 2010
Proxy Statement on Schedule 14A	Filed May 14, 2010

All documents filed by Hess and American under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this proxy statement/prospectus to the date of the American special meeting will also be deemed to be incorporated into this proxy statement/prospectus by reference. To the extent that any information contained in any such Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference into this proxy/statement prospectus.

In addition, the description of shares of Hess common stock contained in Hess’ registration statements under Section 12 of the Exchange Act is incorporated by reference.

You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Hess Corporation 1185 Avenue of the Americas New York, New York 10036 Attention: Corporate Secretary (212) 997-8500	American Oil & Gas Inc. 1050 17th Street, Suite 2400 Denver, Colorado 80265 Attention: Andrew P. Calerich, President (303) 991-0173

If you would like to request documents, please do so by [ • ], 2010 to receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

Neither Hess nor American has authorized anyone to give any information or make any representation about the merger that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that are incorporated by reference in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus are unlawful, or if you are a person to whom it is unlawful to make these types of offers, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

Appendix A

AGREEMENT AND PLAN OF MERGER
DATED AS OF
July 27, 2010
AMONG
HESS CORPORATION,
HESS INVESTMENT CORP.
AND
AMERICAN OIL & GAS INC.

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 27, 2010 (this “Agreement”), among Hess Corporation, a corporation organized under the laws of the State of Delaware (“Parent”), Hess Investment Corp., a corporation organized under the laws of the State of Nevada and a direct wholly-owned Subsidiary of Parent (“Merger Sub”), and American Oil & Gas Inc., a corporation organized under the laws of the State of Nevada (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

W I T N E S S E T H:

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have determined that this Agreement and the strategic business combination contemplated hereby are advisable and in the best interests of Parent, Merger Sub and the Company and their respective stockholders and have approved and adopted this Agreement and the Merger;

WHEREAS, (i) the board of directors of the Company (the “Board of Directors”) has recommended approval of this Agreement by its stockholders, and (ii) Parent, in its capacity as sole stockholder of Merger Sub, has agreed to approve this Agreement and the Merger by unanimous written consent immediately after execution of this Agreement in accordance with the requirements of Nevada law as provided for herein;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the Code and that this Agreement constitutes a plan of reorganization; and

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, Patrick D. O’Brien, Andrew P. Calerich, Bobby G. Solomon, Kendell V. Tholstrom, Joseph B. Feiten, Nick DeMare, C. Scott Hobbs, Jon R. Whitney, Wayne P. Neumiller, Michael J. Neumiller and North Finn LLC each have entered into Voting and Lockup Agreements with Parent simultaneous herewith (collectively, the “Voting and Lockup Agreements”), which have been approved by the Board of Directors for the purpose of Sections 78.411-78.444 of the Nevada Revised Statutes (the “NRS”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the NRS, Merger Sub shall be merged with and into the Company at the Effective Time (the “Merger”). Upon the consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and a wholly-owned Subsidiary of Parent.

Section 1.2  Closing.  On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger and the transactions contemplated by this Agreement (the “Closing”) will take place as soon as possible, but in any event no later than the fifth (5th) Business Day after the satisfaction or waiver (subject to Applicable Law) of the conditions set forth in Article VII (other than those conditions which by their nature are intended to be satisfied at the Closing, but subject to the satisfaction or waiver (subject to Applicable Law) of those conditions at the Closing) unless another time or date is agreed to in writing by the Parties (the actual time and date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036, unless another place is agreed to in writing by the Parties.

Section 1.3  Effective Time.  On the terms and subject to the conditions set forth in this Agreement, Merger Sub and the Company shall cause articles of merger (the “Articles of Merger”) to be filed with the Secretary of

State of the State of Nevada at the Closing as provided in Section 92A.200 of the NRS. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Nevada, or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

Section 1.4  Effects of the Merger.  At and after the Effective Time, the Merger will have the effects set forth in the NRS. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, obligations, liabilities and duties of the Company and Merger Sub shall be the debts, obligations, liabilities and duties of the Surviving Corporation.

Section 1.5  Organizational Documents.  At the Effective Time and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Surviving Corporation shall be amended to read in its entirety as the certificate of incorporation of Merger Sub read immediately prior to the Effective Time, except that (a) the name of the Surviving Corporation shall be American Oil & Gas Inc. or such other name as Parent may specify by written notice to the Company no later than two (2) Business Days prior to the Closing (such name, the “New Name”) and (b) the provision in the certificate of incorporation of Merger Sub naming its incorporator shall be omitted, until the certificate of incorporation of the Surviving Corporation is thereafter changed or amended as provided therein or by Applicable Law.

Section 1.6  Bylaws.  At the Effective Time and without any further action on the part of the Company and Merger Sub, the bylaws of the Surviving Corporation shall be amended to read in their entirety as the bylaws of Merger Sub read immediately prior to the Effective Time, except the references to Merger Sub’s name shall be replaced by references to the New Name, until the bylaws of the Surviving Corporation are thereafter changed or amended or repealed as provided therein, in the certificate of incorporation of the Surviving Corporation or by Applicable Law.

Section 1.7  Directors and Officers of the Surviving Corporation.  The directors of Merger Sub as of the Effective Time shall serve as the directors of the Surviving Corporation until the earlier of their death, resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected or appointed and qualified. The Persons designated by the board of directors of Merger Sub prior to the Effective Time shall serve as the officers of the Surviving Corporation until the earlier of their death, resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected or appointed and qualified.

Section 1.8  Effect on Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) or shares of capital stock of Merger Sub:

(a) All shares of Company Common Stock that are held by the Company as treasury stock (the “Treasury Shares”) or by Parent or Merger Sub shall be canceled and shall cease to exist, and no payment shall be made with respect thereto.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) Treasury Shares and (ii) shares of Company Common Stock owned by Parent or Merger Sub) shall be converted at the Effective Time into the right to receive 0.1373 validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Per Share Consideration”, and together with the cash in lieu of fractional shares pursuant to Section 2.4, the “Merger Consideration”). Upon such conversion at the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each share of Company Common Stock shall thereafter only represent the right to receive the Merger Consideration and the right to receive any dividends or other distributions pursuant to Section 2.5, in each case without interest, upon the surrender of such share in accordance with the terms hereof.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 1.9  Company Stock Options; Restricted Shares; Warrant.

(a) Company Stock Options.  Parent shall not assume any Company Stock Options in connection with the transactions contemplated hereby. Not later than thirty (30) days prior to the scheduled or anticipated Closing Date, the Company shall send a notice to all holders of Company Stock Options, which notice shall notify such holders that (x) Parent and the Surviving Corporation will not be assuming any Company Stock Options following the Effective Time or substituting new options therefor, and (y) all unvested Company Stock Options shall become fully exercisable immediately prior to the Effective Time and contingent upon the consummation of the transactions contemplated hereby (and such Company Stock Options shall be so exercisable). Any Company Stock Options that are In-the-Money as of the Effective Time and that are not exercised prior to the Effective Time shall be deemed automatically exercised by the holder thereof and the holder thereof shall be, subject to Section 2.11, entitled to receive a number of shares of Parent Common Stock equal to the product of (i) 0.1373 multiplied by (ii) the product of (A) the number of shares of Company Common Stock issuable upon the exercise of the applicable Company Stock Options multiplied by (B) the quotient obtained by dividing (1) the excess of (I) the Company Closing Price over (II) the exercise price per share of the applicable Company Stock Option, by (2) the Company Closing Price; provided, that such shares of Parent Common Stock shall be aggregated and any fractional shares of Parent Common Stock shall be treated in accordance with Section 2.4. Any Company Stock Options that are not In-The-Money as of the Effective Time will be canceled. Holders of Company Stock Options that become fully exercisable only as of and effectively immediately prior to the Effective Time shall be permitted to exercise such fully exercisable Company Stock Options effective as of and contingent upon the consummation of the transactions contemplated hereby.

(b) Company Restricted Shares.  As of the Effective Time, the restrictions on each restricted share of Company Common Stock (collectively, the “Company Restricted Shares”) granted and then outstanding under the Stock Plans shall, without any action on the part of the holder thereof, lapse immediately prior to the Effective Time, and each such Company Restricted Share shall be fully vested in each holder thereof at such time, and each such Company Restricted Share will be treated at the Effective Time the same as, and have the same rights and be subject to the same conditions as, each share of Company Common Stock not subject to any restrictions.

(c) Company Warrants.  At the Effective Time, each Company Warrant which is outstanding immediately prior to the Effective Time shall, in accordance with its terms, cease to represent a right to acquire shares of Company Common Stock and shall be converted, at the Effective Time, into a right to acquire shares of Parent Common Stock (a “Converted Warrant”), on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Company Warrant or other related agreement or award pursuant to which such Company Warrant was granted; provided, that (i) the number of shares of Parent Common Stock subject to each such Converted Warrant shall be equal to the product of (A) 0.1373 multiplied by (B) the number of shares of Company Common Stock subject to each such Company Warrant immediately prior to the Effective Time, with any fractional shares rounded down to the next lower whole number of shares, and (ii) such Converted Warrant shall have an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of Company Common Stock subject to such Converted Warrant immediately prior to the Effective Time divided by (B) 0.1373, with any fractional cents rounded up to the next higher number of whole cents.

(d) Prior to the Effective Time, the Company shall take any actions necessary to effect the transactions anticipated by Section 1.9(a) under the Stock Plans and any option agreement thereunder and any other plan or arrangement of the Company (whether written or oral, formal or informal). As soon as practicable following the date hereof, the Company shall deliver or cause to be delivered to each holder of a Company Stock Option any certifications, notices or other communications required by the terms of such Company Stock Option or any agreement entered into with respect thereto to be delivered to such holder prior to the consummation of the Merger and the other transactions contemplated by this Agreement.

(e) The Company shall take all steps to ensure that, at the Effective Time, neither it nor any of its Subsidiaries is or will be bound by any Company Stock Options, other options, warrants, rights, agreements or awards which would entitle any Person, other than Parent or its Subsidiaries, to own any capital stock of Company or any of its Subsidiaries or to receive any payment, right or interest in respect thereof.

Section 1.10  Further Assurances.  At and after the Effective Time, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 1.11  Certain Adjustments.  If, between the date of this Agreement and the Effective Time, the outstanding Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination, readjustment or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger Consideration shall be appropriately adjusted to provide to the holders of Company Common Stock, Company Warrants, Company Stock Options and Company Restricted Shares the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing in this Section 1.11 shall be construed to permit the Company to take any action with respect to its securities that is prohibited by this Agreement.

Section 1.12  Right to Revise Structure.  At Parent’s election, the Merger may alternatively be structured (a) so that the Company is merged with and into Merger Sub or another Subsidiary of Parent other than Merger Sub (with such Subsidiary or Merger Sub surviving) or (b) so that another Subsidiary of Parent other than Merger Sub is merged with and into the Company; provided, that no such change shall alter or change the amount or kind of the Merger Consideration or alter or change adversely the treatment of the holders of Company Stock Options, Company Restricted Shares or Company Warrants. In the event Parent makes such an election, the Company shall cooperate with Parent and shall execute an appropriate amendment to this Agreement to effect such election.

ARTICLE II

EXCHANGE OF CERTIFICATES

Section 2.1  Exchange Agent.  Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as the exchange agent (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (a) certificates representing shares of Company Common Stock (the “Certificates”) and (b) shares of Company Common Stock held in book-entry form (the “Uncertificated Shares”).

Section 2.2  Exchange Fund.  At or prior to the Effective Time, Parent shall deposit with or otherwise make available to the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, the Merger Consideration to be paid in respect of all shares of Company Common Stock (other than (i) Treasury Shares and (ii) shares of Company Common Stock owned by Parent or Merger Sub) outstanding immediately prior to the Effective Time (the “Exchange Fund”). The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent.

Section 2.3  Exchange Procedures.  As promptly as practicable, but in any event within ten (10) Business Days after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of shares of Company Common Stock immediately prior to the Effective Time (a) a letter of transmittal which (i) shall specify that delivery shall be effected, and risk of loss and title to any Certificate or Uncertificated Shares shall pass, only upon proper delivery of such Certificate or Uncertificated Shares, as the case may be, to the Exchange Agent and (ii) shall be in customary form and have such other provisions as Parent may reasonably specify and (b) instructions for use in effecting the surrender of any Certificate or the transfer of any Uncertificated Shares in exchange for the Merger Consideration. Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (x) surrender to the Exchange Agent of a Certificate, together with a duly executed and completed letter of transmittal, or (y) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, in each case, together with any other documents as may be reasonably requested by the Exchange Agent, the Merger Consideration in respect of the Company Common

Stock represented by such Certificate or Uncertificated Shares, and such surrendered Certificate or transferred Uncertificated Shares shall be forthwith canceled and cease to exist. The shares of Parent Common Stock constituting Merger Consideration, at Parent’s option, shall be in uncertificated book-entry form, unless a physical certificate is requested by a holder of shares of Company Common Stock or is otherwise required under Applicable Law. No interest will be paid or will accrue on the Merger Consideration. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company (such shares, the “Unregistered Transferred Shares”), the aggregate Merger Consideration that the holder of record of such Unregistered Transferred Shares has the right to receive with respect thereto pursuant to Section 1.8 may be issued and paid to the transferee of such Unregistered Transferred Shares if (A) the Certificate representing such Unregistered Transferred Shares is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and (B) the Person requesting such payment of Merger Consideration shall (1) pay to the Exchange Agent any applicable stock transfer taxes required as a result of such payment to a Person other than the registered holder of such Unregistered Transferred Shares or (2) establish to the reasonable satisfaction of the Exchange Agent that such stock transfer taxes have been paid or are not applicable.

Section 2.4  No Fractional Shares.  Notwithstanding any other provision in this Agreement, no fractional shares of Parent Common Stock and no certificates or other evidence of ownership thereof will be issued in connection with the Merger. Instead, Parent shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of Parent Common Stock (after taking into account and aggregating all shares or fractional shares of Parent Common Stock to which such holder is entitled) an amount in cash (without interest) determined by multiplying such fraction of a share of Parent Common Stock by the last reported sale price of Parent Common Stock on the New York Stock Exchange (the “NYSE”) as reported in the Wall Street Journal or, if not so reported, in another source mutually agreed by Parent and the Company, on the last full trading day prior to the date of the Effective Time.

Section 2.5  Distributions with Respect to Unexchanged Shares.  Except as provided in this Section 2.5, no dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate or Uncertificated Shares that has not been surrendered or transferred, as applicable, in accordance with this Agreement prior to the record date for such dividend or distribution. Subject to escheat, Tax or other Applicable Law, following surrender of any Certificates or Uncertificated Shares in accordance with this Agreement, there shall be paid to the former holder of the Certificates or Uncertificated Shares in exchange therefor, without interest, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to whole shares of Parent Common Stock.

Section 2.6  Declaration of Dividend Prior to Effective Time.  On the Closing Date, to the extent permitted by Applicable Law, the Board of Directors shall declare a cash dividend (which will be paid by the Surviving Corporation, as soon as practicable following the Effective Time, to stockholders of record as of 5:00 p.m. New York time on the Business Day immediately prior to the Effective Time) in respect of the Company Common Stock in an aggregate amount equal to the Company’s Working Capital, if positive, and only to the extent of the Company’s cash actually in hand as of the date of determination of such Working Capital (the “Special Dividend”). “Working Capital” shall mean the consolidated current assets of the Company and its Subsidiaries less the consolidated current liabilities of the Company and its Subsidiaries as determined in accordance with GAAP (except as otherwise specified by this Section 2.6) as of 11:59 P.M. on the Business Day immediately prior to the Closing Date; provided, that current liabilities shall include Company Transaction Expenses, Office Lease Obligations and borrowings under the Interim Facility; provided, further, that current assets shall be deemed to include the amount of Land Acquisition Costs and shall not include any cash or cash equivalents received by the Company in connection with the exercise of any Company Stock Options or Company Warrants from and after the date hereof. “Company Transaction Expenses” shall mean all unpaid expenses of the Company and its Subsidiaries incurred or to be incurred prior to and through the Effective Time in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby, including out-of pocket costs, fees and disbursements of financial advisors, attorneys, accountants and other advisors and service providers, severance payments to directors, officers and employees, bonuses, retention payments and any other change-of-control or similar payments payable as a result of or in connection with the transactions contemplated by this Agreement, payable by the Company or its Subsidiaries. “Office Lease Obligations” shall mean the amount required to be paid to terminate the Office Lease if determined or, if not determined, the present value of the remaining lease obligations under the Office Lease. “Land Acquisition Costs” shall mean the costs and expenses actually paid by the Company or any of its Subsidiaries in connection with the Company’s or any of its Subsidiaries’ acquisition, with the prior written consent of Parent, of real property and/or leasehold interests in real property during the Post-Signing Period with respect to which neither the Company nor any of its Subsidiaries, as of the date hereof, is party to, bound by an existing Contract or has made an offer which is awaiting acceptance for the acquisition of such real property and/or leasehold interest, consisting of the purchase price and/or rent/license fees, brokerage fees, new lease bonuses, top lease bonuses and extension bonuses payable for or with respect to such properties, the premiums for owner’s/tenant’s title insurance policies, abstracts, drilling title opinions and division order opinions with respect to such properties, transfer/recording taxes and fees actually paid to Governmental Entities in connection with the acquisition of such properties, reasonable attorneys’ fees and expenses in connection with such acquisitions, survey fees with respect to any surveys or survey bring-downs with respect to such properties, and reasonable costs and expense for environmental, property condition and other due diligence studies conducted in connection with such acquisitions.

Section 2.7  No Further Ownership Rights in Company Common Stock.  All Merger Consideration paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. Until surrendered or transferred, as the case may be, as contemplated by this Article II, each Certificate and Uncertificated Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender or transfer, as the case may be, the Merger Consideration and any dividends or other distributions pursuant to Section 2.5, in each case without interest.

Section 2.8  Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest or income with respect to any cash deposited with the Exchange Agent) which remains undistributed to the holders of Certificates or Uncertificated Shares six (6) months after the Effective Time shall be delivered by the Exchange Agent to Parent (or otherwise as directed by Parent), and any holders of Certificates or Uncertificated Shares who have not theretofore complied with this Article II shall thereafter be entitled to look only to the Surviving Corporation and Parent for payment of the Merger Consideration (subject to abandoned property, escheat or other similar Applicable Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon the surrender of any Certificates or transfer of any Uncertificated Shares, as the case may be, held by such holders, as determined pursuant to this Agreement, without any interest thereon.

Section 2.9  No Liability.  None of Parent, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Section 2.10  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby pursuant to this Agreement.

Section 2.11  Withholding Rights.  Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to withhold from any consideration payable or otherwise deliverable pursuant to this Agreement any portion thereof as is reasonably necessary to ensure all withholding obligations under Applicable Law are met. To the extent that such consideration is so withheld, it shall be treated for all purposes under this Agreement as having been paid or delivered to the Person to whom such consideration would otherwise have been paid or delivered.

Section 2.12  Stock Transfer Books.  The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the Effective Time, any Certificates or Uncertificated Shares

formerly representing shares of Company Common Stock are presented to Parent, Merger Sub or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as disclosed in (i) Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”) and any Company SEC Reports filed subsequent to the filing of the Form 10-K and prior to the date hereof (excluding any risk factor disclosure and any disclosure included in any “forward-looking statements” disclaimer or other statements included in the Form 10-K and such Company SEC Reports that are predictive, non-specific, forward-looking or primarily cautionary in nature), but only to the extent the relevance of such disclosure as an exception to a representation or warranty in this Article III is reasonably apparent on its face or (ii) the disclosure letter delivered by the Company to Parent on the date hereof (the “Company Disclosure Letter”); provided, that any disclosure in any schedule of the Company Disclosure Letter shall only qualify (A) the representation or warranty made in the corresponding Section of this Article III and (B) other representations and warranties in this Article III to the extent the relevance of such disclosure to such other representations and warranties is reasonably apparent on its face (notwithstanding the omission of a reference or cross-reference thereto), the Company represents and warrants to Parent as set forth in this Article III.

Section 3.1  Organization, Standing and Power; Subsidiaries.

(a) The Company and each of its Subsidiaries is a corporation or other Person duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The copies of the certificate of incorporation and bylaws of the Company and of its Subsidiaries that were previously furnished or made available to Parent are true, complete and correct copies of such documents as in effect on the date of this Agreement and have not been amended since the date hereof, and neither the Company nor any of its Subsidiaries is in violation of any of their respective organizational documents.

(b) All the outstanding shares of capital stock of, or other equity interests in, each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable, are not subject to and were not issued in violation of any preemptive rights, and are owned directly or indirectly by the Company, free and clear of all Liens and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Schedule 3.1(b) of the Company Disclosure Letter lists all of the Subsidiaries of the Company and, for each such Subsidiary, the jurisdiction of its incorporation or organization and its directors and officers as of the date of this Agreement. Neither the Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity. The Company does not own, directly or indirectly, any voting interest in any Person that would create a filing obligation by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Section 3.2  Capital Structure.

(a) The authorized capital stock of the Company consists of (x) 150,000,000 shares of Company Common Stock and (y) 25,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Stock”). As of the close of business on July 23, 2010 there were outstanding (i) 61,004,656 shares of Company Common Stock (of which of an aggregate of 740,057 shares are Company Restricted Shares), (ii) no shares of Company Preferred Stock, (iii) Company Stock Options to purchase an aggregate of 2,456,300 shares of Company Common Stock (of which options to purchase an aggregate of 1,298,500 shares of Company Common Stock were exercisable) and (iv) warrants to purchase an aggregate of 100,000 shares of Company Common Stock (the “Company Warrants”). Additionally, as of July 23, 2010, there were no shares of Company Common Stock held by the Company as

Treasury Shares. All outstanding shares of capital stock or other equity securities of the Company and its Subsidiaries have been, and all shares of capital stock of the Company that may be issued pursuant to the Company Warrants or any Company Stock Options will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be, when issued in accordance with the terms, fully paid and non-assessable. No shares of capital stock or other equity interests of the Company or any of its Subsidiaries are entitled to or have been issued in violation of any preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company. Schedule 3.2(a) of the Company Disclosure Letter contains a complete and correct list of (x) each outstanding Company Stock Option, including with respect to each such option the holder, date of grant, exercise price and number of shares of Company Common Stock subject thereto, (y) all outstanding Company Restricted Shares, including with respect to each such share and unit the holder and date of grant and (z) all Company Warrants, including with respect to each such Company Warrant the holder, date, exercise price and number of shares of Company Common Stock subject thereto.

(b) There are outstanding no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any of its Subsidiaries may vote. Except (x) as set forth in this Section 3.2(b), (y) for 8,000 restricted shares of Company Common Stock reserved for issuance under the Stock Plans and (z) for shares of Company Common Stock issued since June 30, 2007 upon the exercise of Company Stock Options set forth in Schedule 3.2(a) of the Company Disclosure Letter, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or other ownership interest in the Company or any of its Subsidiaries, (ii) securities convertible into or exchangeable for shares of capital stock or other voting securities of or other ownership interest in the Company or any of its Subsidiaries, (iii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock, other voting securities or securities convertible into or exchangeable for capital stock or other voting securities of or other ownership interest in the Company or any of its Subsidiaries or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities of or ownership interest in, the Company or any of its Subsidiaries (the items in clauses (i) though (iv) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities or any shares of capital stock or other equity interest of any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is a party to or bound by any agreement with respect to the voting or registration of any Company Securities or any shares of capital stock or other equity interest of any Subsidiary of the Company. To the Knowledge of the Company, as of the date of this Agreement, no Person or group beneficially owns five percent (5%) or more of the Company’s outstanding voting securities, with the terms “group” and “beneficially owns” having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act.

(c) There are no restrictions of any kind which prevent or restrict the payment of dividends or other distributions by the Company or any of its Subsidiaries other than those imposed by any Applicable Law.

(d) (i) Each grant of Company Stock Options was made in accordance with the terms of the applicable Stock Plan and any Applicable Laws; (ii) each grant of Company Stock Options has a grant date identical to the date on which such Company Stock Option was actually granted; (iii) each grant of Company Stock Options was duly authorized no later than the date on which the grant of such Company Stock Options was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Board of Directors (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents; and (iv) the per share exercise price of each Company Stock Option was determined in accordance with the applicable Stock Plan and, to the extent required pursuant to the terms of the applicable Stock Plan, was equal to the fair market value of a share of Company Common Stock (determined in accordance with the applicable Stock Plan) on the applicable date on which the related grant was by its terms to be effective.

Section 3.3  Authority; No Conflicts.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject to the approval of this Agreement by the Required Company Vote. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of this Agreement by the Required Company Vote, and no other corporate or stockholder action on the part of the Company is necessary or required. This Agreement has been duly executed and delivered by the Company and, assuming that this Agreement constitutes a valid and binding agreement of Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) The execution and delivery of this Agreement and all other instruments and agreements to be delivered by the Company as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation or by-laws or equivalent charter documents of the Company or any of its Subsidiaries, in each case as amended to the date of this Agreement, (ii) create any Lien (other than Permitted Liens) on any of the properties or assets of the Company or any of its Subsidiaries, (iii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Contract or other instrument to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (iv) subject to receipt of the Necessary Consents, contravene any Applicable Law, except, in the case of clauses (ii), (iii) and (iv) above, for such Liens, conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company; provided, that, for purposes of this Section 3.3(b), the term Material Adverse Effect shall be deemed to include any event, circumstance, development, state of facts, occurrence, change or effect that would prevent, materially impair or materially delay the ability of the Company or any of its Subsidiaries to consummate the transactions contemplated by this Agreement.

(c) No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or Third Party or expiry of any related waiting period is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger and the other transactions contemplated hereby, except the Necessary Consents.

Section 3.4  Reports and Financial Statements.

(a) The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2007 (collectively, together with documents filed with the SEC during such period by the Company on a voluntary basis in a Current Report on Form 8-K, but excluding the Proxy Statement and any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Reports”). No Subsidiary of the Company is required to file any form, report, registration statement, prospectus or other document with the SEC.

(b) As of its filing date (and as of the date of any amendment to the respective Company SEC Report), each Company SEC Report complied, and each Company SEC Report filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Company SEC Report filed pursuant to the Exchange Act did not, and each Company SEC Report filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Company SEC Report that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus included in such registration statement, in light of the circumstances under which they were made) not misleading.

(e) The Company has complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE Amex Equities (the “AMEX”).

(f) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(g) The Company and its Subsidiaries have established and maintained a system of internal control over financial reporting (as required by in Rule 13a-15 under the Exchange Act) (“internal controls”). Such internal controls are effective in providing reasonable assurance regarding the reliability of the Company’s consolidated financial reporting and the preparation of the Company’s consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”). The Company has disclosed, based on its most recent evaluation of internal controls prior to the date of this Agreement, to the Company’s auditors and audit committee (i) any deficiencies, significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information, (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls and (iii) any pending and, to the Knowledge of the Company, threatened claim or allegation regarding any of the foregoing. The Company has made available to Parent prior to the date of this Agreement any such disclosure made by management to the Company’s auditors and audit committee since January 1, 2007.

(h) There are no outstanding loans or other extensions of credit including in the form of a personal loan (within the meaning of Section 402 of the Sarbanes-Oxley Act) made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(i) Each principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) have made all certifications required by Rule 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and the AMEX, and the statements contained in any such certifications are complete and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(j) Schedule 3.4(j) of the Company Disclosure Letter describes, and the Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and other off-balance sheet arrangements (as defined in Item 303 of Regulation S-K of the SEC) that existed or were effected by the Company or its Subsidiaries since January 1, 2007.

(k) Since January 1, 2007, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any proposed transactions as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

(l) The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes thereto) of the Company included or incorporated by reference in the Company SEC Reports fairly present (and in the case of such consolidated financial statements included or incorporated by reference in filings made after the date hereof, will fairly present), in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements) and complied or, in the case of consolidated financial statements included or incorporated by reference in filings made after the date hereof, will comply, in all material respects with applicable accounting requirements of the SEC.

(m) There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) liabilities reflected in or reserved against in the Company’s consolidated financial statements filed with the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010, (ii) future executory liabilities arising under any Company Material Contract (other than as a result of a breach thereof) and (iii) accounts payable to trade creditors and accrued expenses subsequently incurred in the ordinary course of business consistent with past practice and that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(n) Since January 1, 2007, the Company has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. There are no outstanding written comments from the SEC with respect to any of the Company SEC Reports.

(o) To the Knowledge of the Company, since January 1, 2007, (i) it has not received any substantive complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors or any committee thereof or to any director or executive officer of the Company.

(p) To the Knowledge of the Company, since January 1, 2007, no employee of the Company or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Laws of the type described in Section 806 of the Sarbanes-Oxley Act by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, contractor, subcontractor or agent of the Company or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 3.5  Information Supplied.  None of the information supplied or to be supplied by the Company or any of its affiliates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) for inclusion or incorporation by reference in the registration statement of Parent on Form S-4 or any amendment or supplement thereto pursuant to which shares of Parent Common Stock issuable as part of the Merger Consideration or otherwise in connection with the Merger will be registered with the SEC (the “Registration Statement”) will at the time the Registration Statement is declared effective by the SEC (or, with respect to any post-effective amendment or supplement, at the time such post-effective amendment or supplement becomes effective), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, (with respect to any prospectus included as part of such registration statement, in light of the circumstances under which they were made), not misleading. The proxy statement of the Company to be filed as part of the Registration Statement with the SEC in connection with the Merger and to be sent to the stockholders of the Company in connection with the Merger, and any amendments or supplements thereto (collectively, the “Proxy Statement”) will not, on the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements included or incorporated by reference in the Registration Statement or Proxy Statement based on information supplied by Parent or Merger Sub or any of their respective representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 3.6  Board Approval.  The Board of Directors, by resolutions duly adopted at a meeting duly called and held and not subsequently rescinded or modified in any way, has unanimously (i) declared that this Agreement, the Merger, the Voting and Lockup Agreements and the other transactions contemplated hereby are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) adopted this Agreement and approved the Merger, the Voting and Lockup Agreements and the transactions contemplated hereby and thereby, (iii) directed that the approval of this Agreement and the Merger be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommended that the stockholders of the Company approve this Agreement and the Merger. The Board of Directors has approved this Agreement, the Merger, the Voting and Lockup Agreements and the transactions contemplated hereby and thereby for purposes of Sections 78.411-78.444 of the NRS which shall have been rendered inapplicable to this Agreement and the transactions contemplated hereby when the Required Company Vote is obtained and which has been rendered inapplicable to the Voting and Lockup Agreements. No other “moratorium,” “control share,” “fair price,” or other state takeover statute applies to this Agreement, the Merger, the Voting and Lockup Agreements or the transactions contemplated hereby and thereby, including Sections 78.378-78.3793 of the NRS.

Section 3.7  Vote Required; No Dissenters’ Rights.  The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on approval of this Agreement and the Merger at the Company Stockholders Meeting (or any adjournment or postponement thereof) (the “Required Company Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary to consummate the transactions contemplated hereby. Every stockholder of record of the Company is entitled to one (1) vote for each share of Company Common Stock standing in its name on the records of the Company. No stockholder is entitled to rights of a dissenting owner in connection with the Merger pursuant to Sections 92A.300 to 92A.500 of the NRS.

Section 3.8  Brokers or Finders.  No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based on arrangements made by or on behalf of the Company, its Subsidiaries or any of their respective officers, directors or employees, except Tudor, Pickering, Holt & Co., LLC (the “Company Financial Advisor”), whose fees and expenses will be paid by the Company in accordance with the Company’s agreement with the Company Financial Advisor, a complete copy of which has been delivered to Parent on or prior to the date hereof. The amounts of any fees payable to the Company Financial Advisor in connection with this Agreement or the transactions contemplated hereby have been disclosed to Parent.

Section 3.9  Litigation; Compliance with Laws; Permits.

(a) There is (i) no Action pending, or, to the Knowledge of the Company, threatened, against or affecting (A) the Company or any of its Subsidiaries, (B) any of their respective properties, assets or rights, (C) any of their respective present or former officers, directors or employees in their respective capacities as such or (D) any other Person for whom the Company or its Subsidiaries may be liable, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby and (ii) no judgment, decree, injunction, rule or order of any Governmental Entity outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Entity involving, (A) the Company or any of its Subsidiaries, (B) any of their respective present or former officers, directors or employees in their respective capacities as such or (C) any other Person for whom the Company or its Subsidiaries may be liable, in each case that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or that in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby. To the Knowledge of the Company, there is no valid basis for any such Action or investigation. It is agreed that for the purpose of this Section 3.9(a), effects resulting from or arising in connection with the matters set forth in clause (B) of the definition of “Material Adverse Effect” shall not be excluded in determining whether a Material Adverse Effect on the Company has occurred or would reasonably be expected to occur.

(b) The Company and each of its Subsidiaries is and, since January 1, 2007 has been in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and, to the Knowledge of the Company, has not been threatened to be charged with or given written notice or other written communication alleging or relating to a possible violation of, Applicable Laws, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(c) The Company and its Subsidiaries hold all material licenses, authorizations, permits, certificates, consents, approvals, variances, exemptions and orders from Governmental Entities that are necessary for (i) the lawful operation of their respective businesses as presently conducted and (ii) the lawful ownership, use, occupancy and operation of their respective assets and properties (the “Company Permits”). The Company and each of its Subsidiaries is and, since January 1, 2007, has been in compliance with the terms of the Company Permits, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. All Company Permits (x) are valid and have not lapsed, been cancelled, terminated or withdrawn and (y) can be renewed or transferred in the ordinary course of business by the Company or its Subsidiaries. Any application for the renewal of any Company Permit which is due prior to the Effective Time will be timely made or filed by the Company or its Subsidiary prior to the Effective Time. No Action to modify, suspend, revoke, withdraw, terminate or otherwise limit any Company Permit is pending or, to the Knowledge of the Company, threatened, and to the Knowledge of the Company there is no valid basis for such Action, including the transactions contemplated hereby.

Section 3.10  Absence of Certain Changes or Events.  Since December 31, 2009, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices, and (a) there has not been any event, circumstance, development, state of facts, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (b) neither the Company nor any of its Subsidiaries has taken any action, or authorized, announced an intention to take or committed or agreed in writing or otherwise to take any action that, if taken during the Post-Signing Period without Parent’s consent, would constitute a breach of Section 5.1.

Section 3.11  Opinion of Company Financial Advisor.  The Board of Directors has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, in the opinion of the Company Financial Advisor, as of such date, the Merger Consideration and the Special Dividend (if any), collectively, are fair, from a financial point of view, to the holders of Company Common Stock (such opinion, the “Financial Advisor Opinion”), and a complete copy of the Financial Advisor Opinion will promptly be made available to Parent after receipt by the Company.

Section 3.12  Taxes.

(a) Tax Returns.  The Company and each of its Subsidiaries has timely filed or caused to be timely filed with the appropriate Taxing Authorities all material Tax Returns that are required to be filed by, or with respect to, the Company or any of its Subsidiaries on or prior to the Closing Date. The Tax Returns have accurately reflected, and will accurately reflect, all material liabilities for Taxes of the Company and its Subsidiaries for the periods covered thereby.

(b) Payment of Taxes.  All material Taxes and Tax liabilities due and payable by or with respect to the income, assets or operations of the Company and its Subsidiaries have been timely paid in full. All material Taxes not yet due and payable have been (or will be on or prior to the Closing Date) accrued and adequately disclosed and fully provided for in accordance with GAAP on the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2010.

(c) Other Tax Matters.

(i) Neither the Company nor any of its Subsidiaries has been or is currently the subject of an audit or other examination of Taxes by the Tax Authorities of any nation, state or locality (and no such audit is pending or contemplated) nor has the Company or any of its Subsidiaries received any notices from any Taxing Authority relating to any issue which could reasonably be expected to materially affect the Tax liability of the Company or any of its Subsidiaries.

(ii) Neither the Company nor any of its Subsidiaries (A) has entered into an agreement or waiver or requested to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Company or any of its Subsidiaries or (B) is presently contesting the Tax liability of the Company or any of its Subsidiaries before any Governmental Entity.

(iii) Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under Applicable Law with respect to Taxes for any Taxable period for which the statute of limitations has not expired (other than a group of which the Company and/or its Subsidiaries are the only members).

(iv) Taxes that the Company or any of its Subsidiaries is (or was) required by Applicable Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other third party have been duly withheld or collected, and have been timely paid over to the proper authorities to the extent due and payable and the Company and each of its Subsidiaries have reported such withheld amounts to the appropriate Taxing Authority and to each such employee, independent contractor, creditor, stockholder or any other third party, as required under Applicable Law.

(v) No claim has ever been made by any Taxing Authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(vi) There are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any predecessor or Affiliate thereof and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes or other claims of any party.

(vii) The Company and each of its Subsidiaries has delivered or made available to Parent copies of each of the Tax Returns for income Taxes filed on behalf of the Company and its Subsidiaries since January 1, 2007.

(viii) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (a) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law), (b) an installment sale or open transaction, (c) a prepaid amount, (d) an intercompany item under Treasury Regulation section 1.1502-13 or an excess loss account under Treasury Regulation 1.1502-19, or (e) change in the accounting method of the Company or any of its Subsidiaries pursuant to Section 481 of the Code or any similar provision of the Code or the corresponding Tax laws of any nation, state or locality.

(ix) During the five-year period ending on the date of this Agreement, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(x) Neither the Company nor any of its Subsidiaries has engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(xi) Neither the Company nor any of its Subsidiaries has a permanent establishment in any foreign country.

(xii) Neither the Company nor any Subsidiary has requested, received or executed with any Taxing Authority any ruling or binding agreement which could have a material effect in a post-Closing period.

Section 3.13  Affiliate Transactions.

(a) There are no Contracts or other transactions between the Company or any of its Subsidiaries, on the one hand, and any: (i) officer or director of the Company or any of its Subsidiaries; (ii) record or beneficial owner of five percent (5%) or more of the voting securities of the Company; (iii) Affiliate of any such officer, director or record or beneficial owner; or (iv) any other Affiliate of the Company, on the other hand.

(b) Schedule 3.13(b) of the Company Disclosure Letter lists all loans by the Company or any of its Subsidiaries to any Person specified in clauses (i), (ii), (iii) and (iv) of Section 3.13(a) outstanding as of the date hereof, including the date, amount and material terms of such loan and the date of any amendment to the terms of such loan.

Section 3.14  Environmental Matters.  (i) No notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no Action or review (or any basis therefor) is pending or, to the Knowledge of the Company, is threatened by any Governmental Entity or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and for the last five (5) years have been in compliance in all material respects with all Environmental Laws and all Environmental Permits; (iii) there are no material liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, situation or set of circumstances that could reasonably be expected to result in or be the basis for any such liability or obligation; (iv) there has been no spill, discharge, leak, leaching, emission, migration, injection, disposal, escape, dumping, or release of any kind on, beneath, above, or into any property or facility now or previously owned or leased by the Company or any of its Subsidiaries or into the environment surrounding any now or previously owned property or facility of any Hazardous Substance; (v) during the term of the Company’s or any Subsidiary’s ownership or operation of any facility or property now or previously owned or leased by the Company or any of its Subsidiaries, there are and have been no asbestos fibers or materials or polychlorinated biphenyls or underground storage tanks or related piping on or beneath any facility or property now or previously owned or leased by the Company or any of its Subsidiaries; (vi) no material expenditure will be required in order for the Parent or Merger Subsidiary to comply with any Environmental Laws in effect at the time of the Closing in connection with the operation or continued operation of the Surviving Corporation or any facility or property now owned or operated by the Company in a manner consistent with the current operation thereof by the Company; and (vii) there are no conditions with respect to the soil, subsurface, surface waters, groundwater, atmosphere or any environmental medium, whether or not yet discovered, which could result in any material damage, loss, cost, expense or claim with respect to the Oil and Gas Interests. There has been no environmental investigation, study, audit, test, review or other analysis conducted of which the Company has Knowledge that identifies a material issue or issues in relation to the current or prior business of the Company or any of its Subsidiaries or any property or facility now or previously owned or leased by the Company or any of its Subsidiaries that has not been delivered to Parent prior to the date of this Agreement. For purposes of this Section 3.14, the terms “Company” and “Subsidiaries” shall include any entity that is or was a predecessor of the Company or any of its Subsidiaries.

Section 3.15  Intellectual Property.  Schedule 3.15 of the Company Disclosure Letter contains a true and complete list of all Intellectual Property owned by the Company or any of its Subsidiaries or licensed to the Company or any of its Subsidiaries for use in their respective businesses which is registered or for which an application for registration has been filed (the “Registered Intellectual Property”). The Registered Intellectual Property owned by the Company or any of its Subsidiaries has been duly registered in, filed in or issued by the United States Patent and Trademark Office, United States Copyright Office, a duly accredited and appropriate domain name registrar, the appropriate offices in the various states of the United States and the appropriate offices of other jurisdictions (foreign and domestic), and each such registration, filing and issuance remains valid, enforceable and in full force and effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens other than Permitted Liens), all Intellectual Property held for use in, used in or necessary for the conduct of its business as currently conducted. Neither the Company nor any of its Subsidiaries has received any notice or other communication, or otherwise has any Knowledge of any pending Action or other information that alleges or indicates that (a) the Registered Intellectual Property is or may be invalid or unenforceable; (b) the Company or its Subsidiaries does not own all right, title, and interest in and to, the Registered Intellectual Property owned by the Company and its Subsidiaries; (c) the Company or its Subsidiaries

have infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person. To the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Intellectual Property right owned by and/or licensed to the Company or its Subsidiaries. The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair, terminate or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to develop, use, sell, license or dispose of, or to bring any action for the infringement or misappropriation of, any Intellectual Property right of the Company or any of its Subsidiaries. The Company and its Subsidiaries have taken all necessary and otherwise reasonable steps to maintain it rights in Intellectual Property and the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has granted any licenses or other rights, of any kind or nature, in or to any of the Intellectual Property owned by the Company or any of its Subsidiaries to any Third Party and no Third Party has granted any licenses or other rights, of any kind or nature, to the Company or any of its Subsidiaries for any Third Party Intellectual Property.

Section 3.16  Information Technology.  Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the IT Assets operate and perform in accordance with their related documentation and functional specifications and otherwise in all respects in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the Knowledge of the Company, no Person has gained unauthorized access to the IT Assets, and (b) to the Knowledge of the Company, the IT Assets do not contain any “time bombs,” “Trojan horses,” “back doors,” “trap doors,” “worms,” viruses, key logger software, bugs, faults, devices or other malicious computer code. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 3.17  Certain Agreements.

(a) Schedule 3.17(a) of the Company Disclosure Letter lists each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound as of the date of this Agreement (each such Contract listed or required to be so listed, a “Company Material Contract”):

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii) any Contract or series of related Contracts for the purchase, receipt, lease or use of materials, supplies, goods, services, equipment or other assets involving payments by or to the Company or any of its Subsidiaries of more than $1,000,000 on an annual basis or $2,000,000 in the aggregate;

(iii) any O&G Lease;

(iv) any Contract or series of related Contracts involving payments by or to the Company or any of its Subsidiaries of more than $1,000,000 on an annual basis or $2,000,000 in the aggregate that requires consent of or notice to a Third Party in the event of or with respect to the Merger, including in order to avoid a breach or termination of, a loss of benefit under, or triggering a price adjustment, right of renegotiation or other remedy under, any such Contract;

(v) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for or relating to the lending of money, whether as borrower, lender or guarantor, in amounts greater than $1,000,000 (other than ordinary course trade payables and receivables);

(vi) any material Contract relating to any interest rate, currency or commodity hedging, swaps, caps, floors and option agreements and other risk management or Derivative arrangements;

(vii) any Contract restricting the payment of dividends or the repurchase of stock or other equity;

(viii) any collective bargaining agreements;

(ix) any joint venture, profit sharing, partnership agreements or other similar agreements;

(x) any Contracts or series of related Contracts relating to the acquisition or disposition of the securities of any Person, any business or any material amount of assets (in each case, whether by merger, sale of stock, sale of assets or otherwise) other than Contracts of the type referred to in Section 3.17(a)(ii) that are not required to be disclosed in accordance with Section 3.17(a)(ii);

(xi) any Contract with a Governmental Entity;

(xii) any employment, severance, change in control, restricted stock, termination, personal services or consulting contract;

(xiii) all leases or subleases for (i) personal property involving annual payments by or to the Company or its Subsidiaries in excess of $50,000 or (ii) real property;

(xiv) all Contracts granting any license to Intellectual Property (other than trademarks and service marks) and any other license (other than real estate) having an aggregate value per license, or involving payments to the Company or any of its Subsidiaries, of more than $1,000,000 on an annual basis;

(xv) any Contract that (A) limits the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent, the Company or any of their respective affiliates or successors including Surviving Corporation after the Effective Time, (B) contains exclusivity, “most favored nation,” rights of first refusal, rights of first negotiation, preferential rights or similar obligations or restrictions that are binding on the Company or any of its Subsidiaries or that would be binding on Parent, the Company or any of their respective affiliates or successors, including Surviving Corporation, after the Effective Time or (C) that contains any material nondisclosure, confidentiality or similar provisions that would be binding on Parent, the Company or any of their respective affiliates or successors, including Surviving Corporation, after the Effective Time;

(xvi) all material outsourcing and specialty vendor contracts;

(xvii) any material Contract providing for the indemnification by the Company or any of its Subsidiaries of any Person or under which the Company or any of its Subsidiaries has guaranteed any liabilities or obligations of any other Person;

(xviii) any agreement providing for the sale or purchase by the Company or any of its Subsidiaries of Hydrocarbons which contains a “take-or-pay” clause or any similar prepayment or forward sale arrangement or obligation (excluding, “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time without then or thereafter receiving full payment therefor;

(xix) any agreement pursuant to which the Company and its Subsidiaries have paid amounts in respect of or associated with any Production Burden in excess of $50,000 during the immediately preceding fiscal year or with respect to which the Company reasonably expects that it and its Subsidiaries will make payments associated with any Production Burden in any of the next three (3) succeeding fiscal years that could exceed $50,000 per year;

(xx) any joint development agreement, exploration agreement, acreage dedication agreement (including, in respect of each of the foregoing, customary joint operating agreements) or area of mutual interest agreement that either (A) is material to the operation of the Company and its Subsidiaries, taken as whole, or (B) would reasonably be expected to require the Company and its Subsidiaries to make expenditures in excess of $250,000 in the aggregate during the twelve (12) month period following the date hereof; and

(xxi) all agreements such as Hydrocarbon sales, purchase, gathering, transportation, treating, storage, compression, marketing, exchange, processing and fractionating contracts or agreements, division orders, joint operating agreements, and contracts with drilling rig companies, surface leases, salt-water disposal leases, permits, easements, licenses, farmouts and farmins, unit agreements and all other agreements relating thereto.

(b) The Company has prior to the date of this Agreement made available to Parent complete and accurate copies of each Company Material Contract listed, or required to be listed, in Schedule 3.17(a) of the Company Disclosure Letter (including all amendments, modifications, extensions and renewals thereto and waivers thereunder). All of the Company Material Contracts are valid and binding on the Company and enforceable by and against the Company or its relevant Subsidiary (except those which are cancelled, rescinded or terminated after the date of this Agreement in accordance with their terms and this Agreement and as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity), except where the failure to be valid, binding or enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and no written notice to terminate, in whole or part, any of the same has been served (nor, to the Knowledge of the Company, has there been any indication that any such notice of termination will be served). Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in default or breach under the terms of any Company Material Contract except for such instances of default or breach that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.18  Company Plans; Labor Matters.

(a) Set forth in Schedule 3.18(a) of the Company Disclosure Letter is an accurate and complete list of each employee benefit plan, within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), whether or not subject to ERISA, and each stock option, restricted stock, stock-based, incentive, bonus, profit-sharing, savings, deferred compensation, health, medical, dental, life insurance, disability, accident, supplemental unemployment or retirement, employment, severance or salary or benefits continuation or fringe benefit plan, program, arrangement, agreement or commitment maintained by the Company or any Subsidiary thereof (including, for this purpose and for the purpose of all of the representations in this Section 3.18, any predecessors to the Company or its Subsidiaries and all employers (whether or not incorporated) that would be treated together with the Company and/or any such Subsidiary as a single employer within the meaning of Section 414 of the Code) or to which the Company or any Subsidiary thereof contributes (or has any obligation to contribute), has any liability or is a party (collectively, the “Company Plans”).

(b) Correct and complete copies of the following documents with respect to each Company Plan have been delivered or made available by the Company to Parent, to the extent applicable: (i) all Company Plan documents, together with all amendments and attachments thereto (including, in the case of any Company Plan not set forth in writing, a written description thereof); (ii) all trust documents, declarations of trust and other documents establishing other funding arrangements, and all amendments thereto and the latest financial statements thereof; (iii) the annual report on IRS Form 5500 for each of the past three (3) years and all schedules thereto; (iv) the most recent IRS determination letter or opinion letter; and (v) all summary plan descriptions and summaries of material modifications.

(c) Each Company Plan is in compliance with ERISA, the Code, all other Applicable Laws and its governing documents, except as would not reasonably be expected to result, individually or in the aggregate, in a material liability of the Company and its Subsidiaries. Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter or an opinion letter from the IRS covering all Tax law changes, and the Company is not aware of any circumstances that could reasonably be expected to result in the loss of the qualification of such Company Plan under Section 401(a) of the Code. No Company Plan is covered by Title IV of ERISA or subject to Section 412 of the Code or Section 302 of ERISA. All contributions required to be made under the terms of any Company Plan have been timely made or have been reflected in the financial statements of the Company included in the Company SEC Reports filed prior to the date hereof. There has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Company Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent plan year. No Company Plan provides for post-employment or retiree health, life insurance or other welfare benefits. Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transaction, act or omission to act in connection with any Company Plan that would reasonably be expected to result in the imposition of a material penalty or fine pursuant to Section 502 of ERISA, damages pursuant to Section 409 of ERISA or a tax pursuant to Section 4975 of the Code. No liability, claim, action, litigation, audit, examination, investigation or administrative proceeding has been made, commenced or, to the Knowledge of the Company, threatened with respect to any Company Plan (other than routine claims for benefits payable in the ordinary course). No disallowance of a deduction under Section 162(m) of the Code for any amount paid or payable by the Company or any Subsidiary thereof has occurred or is reasonably expected to occur.

All Company Plans that are subject to Section 409A of the Code are in compliance with the requirements of Code Section 409A and the regulations thereunder. Neither the execution of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated hereby (either alone or upon the occurrence of any additional or subsequent event) will: (i) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting, result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, or result in “parachute payment” (as such term is defined in Section 280G of the Code) under any of the Company Plans, or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Plans. No current or former officer, director or employee of the Company or any Subsidiary of the Company has or will obtain a right to receive a gross-up payment from the Company or any such Subsidiary with respect to any excise taxes that may be imposed upon such individual pursuant to Section 409A of the Code, Section 4999 of the Code or otherwise. Except as required to maintain the tax-qualified status of any Company Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Company Plan.

(d) Neither the Company nor any of its Subsidiaries has been a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or other labor agreement with any union or labor organization, and there has not been any activity or proceeding of any labor organization or employee group to organize any such employees. There are no (i) unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending before the National Labor Relations Board; (ii) labor strikes, slowdowns or stoppages actually pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and there have been no labor strikes, slowdowns or stoppages against the Company or any of its Subsidiaries in the past three (3) years; (iii) representation claims or petitions pending before the National Labor Relations Board; and (iv) grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any collective bargaining agreement.

(e) Since January 1, 2009, neither the Company nor any of its Subsidiaries has effectuated or announced, or plans to effectuate or announce: (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; (ii) a “mass layoff” (as defined in the WARN Act); or (iii) such other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar Applicable Law.

Section 3.19  Insurance.  The Company has provided or made available to Parent true, correct and complete copies of its primary director and officer and employee and officer insurance policies and will make available to Parent, prior to the Closing Date, true and complete copies of all material policies of insurance to which the Company or its Subsidiaries is a beneficiary or named insured. The Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company or its Subsidiaries (taking into account the cost and availability of such insurance). Each insurance policy of the Company and its Subsidiaries is valid, binding and enforceable by and against the Company or its Subsidiary, as the case may be, has not been terminated by any party thereto and all premiums due with respect to all such insurance policies have been paid. No notice of cancellation or termination has been received by the Company with respect to any insurance policy of the Company or its Subsidiaries. There is no material claim by the Company or any of its Subsidiaries pending under any insurance policy of the Company and its Subsidiaries.

Section 3.20  Real Property.  Schedule 3.20 of the Company Disclosure Letter sets forth a true and complete list of the following (other than Oil and Gas Interests): (i) all real property owned by the Company or one of its Subsidiaries (“Owned Real Property”); and (ii) all real property which is leased, licensed, or otherwise occupied by the Company or one of its Subsidiaries (“Leased Real Property”). The Company or one of its Subsidiaries has indefeasible, good and marketable title to all the Owned Real Property and has a valid leasehold interest in all the Leased Real Property, in each case free and clear of all Liens except Permitted Liens. With respect to the Leased Real Property, each lease or sublease therefor has previously been delivered to Parent and is valid, binding and enforceable by and against the Company or its Subsidiary, as applicable, in accordance with its terms and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease except for such breaches and defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

Section 3.21  Personal Property.  The Company and its Subsidiaries have good and valid title to, or valid and enforceable right to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible and intangible personal properties, rights and assets necessary to carry on their businesses as now being conducted, except for such defects that, have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, in each case free and clear of all Liens, except for Permitted Liens. Except as, individually or in the aggregate, would not be material to the Company and its Subsidiaries, taken as a whole, all items of operating equipment owned or leased by the Company or any of its Subsidiaries with a fair market value in excess of $1,000,000 as of the date of this Agreement (i) are, in the aggregate, in a state of repair so as to be adequate for reasonably prudent operations in the areas in which they are operated and (ii) are adequate, together with all other properties of the Company and its Subsidiaries, to comply in the ordinary course of business consistent with past practice with the requirements of all applicable contracts, including sales contracts.

Section 3.22  Regulatory Matters.  All natural gas pipeline systems and related facilities constituting the Company’s and or any of its Subsidiaries’ properties are (a) “gathering facilities” that are exempt from regulation by the Federal Energy Regulatory Commission under the Natural Gas Act of 1938, as amended, and (b) not subject to rate regulation or comprehensive nondiscriminatory access regulation under the laws of any state or other local jurisdiction.

Section 3.23  Derivatives.  Schedule 3.23 of the Company Disclosure Letter contains an accurate and complete list of all outstanding Derivative positions of the Company and its Subsidiaries, including Hydrocarbon and financial Derivative positions attributable to the production and marketing of the Company and its Subsidiaries as of the date reflected therein, and there have been no changes since the date thereof, except for changes in financial Derivative positions occurring in the ordinary course of business and in accordance with the Company’s policies and practices.

Section 3.24  Oil and Gas Interests.

(a) Except (i) as, individually or in the aggregate, would not be material to the Company and its Subsidiaries, taken as a whole, and (ii) for goods and other property sold, used or otherwise disposed of since December 31, 2009 in the ordinary course of business, the Company and its Subsidiaries are the sole and legal beneficial owners with good and defensible title to all of the Oil and Gas Interests of the Company and its Subsidiaries free and clear of all Liens except (A) Permitted Liens and (B) Production Burdens set forth on Schedule 3.17(a)(iii) of the Company Disclosure Letter. For purposes of this Section 3.24, “good and defensible title” means title that is free from reasonable doubt to the end that a prudent person engaged in the business of purchasing and owning, developing, and operating producing oil and gas properties in the geographical areas in which they are located, with knowledge of all of the facts and their legal bearing, would be willing to accept the same acting reasonably.

(b) All of the Wells have been drilled, completed and operated within the limits permitted by the applicable pooling or unit agreements or other applicable Contracts and Applicable Law, and all drilling and completion of the Wells and all related development, production and other operations have been conducted in material compliance with all Applicable Laws. Schedule 3.24(b) of the Company Disclosure Letter sets forth, as of the date hereof, the Company’s and its Subsidiaries’ average net revenue interests (working interest less Production Burdens) for all Wells. Exhibit B of the Company Disclosure Letter sets forth the Company’s and its Subsidiaries’ net revenue interests with respect to all O&G Leases.

(c) (i) Each O&G Lease is valid, binding and enforceable by and against the Company or its Subsidiary (subject to lease expirations in the ordinary course of business), has been validly recorded or registered with all relevant Governmental Entities so as to provide actual or constructive notice to and be enforceable against all Third Parties, and has not been terminated; (ii) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to an O&G Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such O&G Lease; (iii) neither the Company nor any of its Subsidiaries has breached, violated or defaulted under any O&G

Lease or received notice from any other party to an O&G Lease alleging such a breach, violation or default by the Company or any of its Subsidiaries; (iv) all payments (including all delay rentals, royalties, shut-in royalties and valid calls for payment or prepayment under operating agreements) owing by the Company or any of its Subsidiaries under any O&G Lease to which it is a party have been and are being made (timely, and before the same became delinquent) by the Company or such Subsidiary; (v) to the Knowledge of the Company, there are no pending claims or demands for nonpayment, underpayment or mispayment of bonus payments, rentals, royalties, overriding royalties, compensatory royalties and other payments due from or in respect of production with respect to the Company’s or any of its Subsidiaries’ interests in any O&G Lease; and (vi) neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party to an O&G Lease, has failed, partially failed, or omitted to record or register any O&G Lease or any assignments of record title or operating rights in the real property or other country records related to the Oil and Gas Interests purported to be owned by the Company or its Subsidiaries with any Governmental Entity.

(d) (i) Company or its Subsidiaries has obtained all permits, licenses, consents, certificates, easements, authorizations, certificates of convenience and necessity, and other similar rights that are granted by Governmental Entities and that relate to the Oil and Gas Interests (“O&G Permits”) necessary to own and operate the Oil and Gas Interests in compliance with all Applicable Laws and with the provisions of all applicable O&G Leases and Contracts to which Company or its Subsidiaries are a party; (ii) all of the O&G Permits are in full force and effect; (iii) all fees and charges relating to the O&G Permits have been paid; (iv) all applications for renewal of the O&G Permits have been timely filed; and (v) all government filings and notices required to be made with respect to the Oil and Gas Interests have been made or given and are current, in full force and effect, and not in default.

(e) There are no change of control or preferential rights to purchase provisions applicable to the Oil and Gas Interests owned by the Company or its Subsidiaries that are triggered by the transactions contemplated by this Agreement or the Merger.

(f) Neither the Company nor any of its Subsidiaries is obligated, by virtue of a prepayment arrangement, a “take or pay” arrangement, production payment or any other arrangement, to deliver oil, gas or other Hydrocarbons produced from its Oil and Gas Interests at some future time without then receiving full payment therefor. No O&G Lease contains a representation or warranty from the Company or any of its Subsidiaries with respect to the amount of oil, gas, or other liquid Hydrocarbons to be delivered from the Oil and Gas Interests. All payments for any Hydrocarbons sold from the Oil and Gas Interests pursuant to the O&G Leases are being made to the Company and its Subsidiaries within the time periods and in accordance with the prices set forth in such O&G Leases, subject to later adjustments in the normal course of business required by allocations between producers or by other circumstances routinely requiring retroactive payment adjustments by purchasers in the ordinary course of the Company’s business consistent with past practice.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as disclosed in (i) Parent’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Parent Form 10-K”) and any Parent SEC Reports filed subsequent to the filing thereof and prior to the date hereof (excluding any risk factor disclosure and any disclosure included in any “forward-looking statements” disclaimer or other statements included in the Parent Form 10-K and such Parent SEC Reports that are predictive, non-specific, forward-looking or primarily cautionary in nature), but only to the extent the relevance of such disclosure as an exception to a representation or warranty in this Article IV is reasonably apparent on its face or (ii) the disclosure letter delivered by Parent to the Company on the date hereof (the “Parent Disclosure Letter”); provided, that any disclosure in any schedule of the Parent Disclosure Letter shall only qualify (A) the representation or warranty made in the corresponding Section of this Article IV and (B) other representations and warranties in this Article IV to the extent the relevance of such disclosure to such other representations and warranties is reasonably apparent on its face (notwithstanding the omission of a reference or cross-reference thereto), Parent represents and warrants to the Company as set forth in this Article IV:

Section 4.1  Organization, Standing and Power.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted. Parent is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The copies of the certificate of incorporation and bylaws of Parent that were previously furnished or made available to the Company are true, complete and correct copies of such documents as in effect on the date of this Agreement and have not been amended since the date hereof, and Parent is not in violation of any of its organizational documents.

Section 4.2  Capital Structure.  The authorized capital stock of Parent consists of (x) 600,000,000 shares of Parent Common Stock and (y) 20,000,000 shares of preferred stock, par value $1.00 per share (“Parent Preferred Stock”). As of the close of business on June 30, 2010 there were outstanding (a) 328,420,048 shares of Parent Common Stock (of which an aggregate of 3,012,605 shares are restricted shares of Parent Common Stock), (b) no shares of Parent Preferred Stock, and (c) options to purchase an aggregate of 14,495,139 shares of Parent Common Stock (of which options to purchase an aggregate of 8,914,509 shares of Parent Common Stock were exercisable). Additionally, as of June 30, 2010, there were no shares of Parent Common Stock held by Parent as treasury stock. All outstanding shares of capital stock or other equity securities of Parent have been, and all shares of capital stock of Parent that may be issued pursuant to the options set forth in this Section 4.2 will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be, when issued in accordance with the terms, fully paid and non-assessable. No shares of capital stock or other equity interests of Parent are entitled to or have been issued in violation of any preemptive rights.

Section 4.3  Authority; No Conflicts.

(a) Parent has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming that this Agreement constitutes a valid and binding agreement of the Company, constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(b) The execution and delivery of this Agreement and all other instruments and agreements to be delivered by Parent as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation or by-laws of Parent, in each case as amended to the date of this Agreement, (ii) create any Lien (other than Permitted Liens) on any of the properties or assets of Parent, (iii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Contract or other instrument to which Parent is a party or by which any of its properties or assets are bound, or (iv) subject to receipt of the Necessary Consents, contravene any Applicable Law, except, in the case of clauses (ii), (iii) and (iv) above, for such Liens, conflicts, breaches, defaults, consents, approvals, authorizations, declarations, filings or notices which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent; provided, that, for purposes of this Section 4.3(b), the term Material Adverse Effect shall be deemed to include any event, circumstance, development, state of facts, occurrence, change or effect that would prevent, materially impair or materially delay the ability of the Parent to consummate the transactions contemplated by this Agreement.

(c) No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or Third Party or expiry of any related waiting period is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (i) state securities or “blue sky” laws (the “Blue Sky Laws”); (ii) the Exchange Act; (iii) the Securities Act; (iv) NRS with respect to the filing of the Articles of Merger; (v) rules and regulations of the NYSE and (vi) such consents, approvals, orders, authorizations, registrations, declarations and filings and expiry of waiting periods the failure of which to make or obtain or expire would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (i) through (v) are hereinafter referred to as “Necessary Consents.”

Section 4.4  Reports and Financial Statements.

(a) Parent has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by Parent since January 1, 2007 (collectively, together with documents filed with the SEC during such period by the Company on a voluntary basis in a Current Report on Form 8-K, but excluding the Registration Statement and any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Reports”).

(b) As of its filing date (and as of the date of any amendment to the respective Parent SEC Report), each Parent SEC Report complied, and each Parent SEC Report filed subsequent to the date of this Agreement will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such subsequent filing), each Parent SEC Report filed pursuant to the Exchange Act did not, and each such Parent SEC Report filed subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d) Each Parent SEC Report that is a registration statement (other than the Registration Statement), as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus included in such registration statement, in light of the circumstances under which they were made) not misleading.

(e) Parent has complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(f) The audited consolidated financial statements and unaudited consolidated interim financial statements (including, in each case, any notes thereto) of Parent included or incorporated by reference in the Parent SEC Reports fairly present (and in the case of such consolidated financial statements included or incorporated by reference in filings made after the date hereof, will fairly present), in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements) and complied or, in the case of consolidated financial statements included or incorporated by reference in filings made after the date hereof, will comply, in all material respects with applicable accounting requirements of the SEC.

(g) Since January 1, 2007, Parent has not received written notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or other Governmental Entity. There are no outstanding written comments from the SEC with respect to any of the Parent SEC Reports.

(h) To the Knowledge of Parent, since January 1, 2007, (i) it has not received any substantive complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no current or former attorney representing Parent or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the board of directors or any committee thereof or to any director or executive officer of Parent.

(i) To the Knowledge of Parent, since January 1, 2007, no employee of Parent or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any Applicable Laws of the type described in Section 806 of the Sarbanes-Oxley Act by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, employee, contractor, subcontractor or agent of Parent or any such Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of Parent or any of its Subsidiaries in the terms and conditions of employment because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

Section 4.5  Information Supplied.  The Registration Statement, and any amendments or supplements thereto, when filed will comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective, the Registration Statement, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein (in the case of any prospectus included as part of the Registration Statement, in light of the circumstances under which they were made), not misleading. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will (except to the extent revised or superseded by amendments or supplements contemplated hereby), on the date it is first mailed to the stockholders of the Company or at the time of the Company Stockholders Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements included or incorporated by reference in the Registration Statement or Proxy Statement based on information supplied by the Company or its Subsidiaries or any of their respective representatives or advisors in writing specifically for use or incorporation by reference therein.

Section 4.6  Ownership of Shares.  On the date hereof, neither Parent nor Merger Sub owns (directly or indirectly, beneficially or of record) any shares of capital stock of the Company (excluding for this purpose any shares of capital stock that may be deemed to be beneficially owned as a result of the Voting and Lockup Agreements) and neither Parent nor Merger Sub holds any rights to acquire or vote any shares of capital stock of the Company except pursuant to this Agreement and the Voting and Lockup Agreements.

Section 4.7  Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, threatened, against or affecting Parent that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, or that in any manner challenges or seeks to prevent, enjoin, alter or delay the Merger or any of the other transactions contemplated hereby.

Section 4.8  Absence of Certain Changes or Events.  Since December 31, 2009, there has not been any event, circumstance, development, state of facts, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.9  Merger Sub.

(a) Organization.  Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada. Merger Sub is a direct wholly-owned Subsidiary of Parent.

(b) Corporate Authorization.  Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. Parent, in its capacity as sole stockholder of Merger Sub, has approved this Agreement and the other transactions contemplated hereby as required by the NRS. This Agreement has been duly executed and delivered by Merger Sub and, assuming that this Agreement constitutes the valid and binding agreement of the Company, constitutes a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

(c) Non-Contravention.  The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or the bylaws of Merger Sub.
(d) No Business Activities.  Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger Sub has no Subsidiaries.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 5.1  Conduct of Business of the Company Pending the Merger.  From the date of this Agreement until the earlier of (x) the termination of this Agreement pursuant to and in accordance with Article VIII and (y) the Effective Time (the “Post-Signing Period”), the Company shall, and shall cause each of its Subsidiaries to, conduct its business only in the ordinary course consistent with past practice and in compliance with all Applicable Laws and all material governmental authorizations, and use its commercially reasonable efforts to (i) preserve intact its present business organization, (ii) maintain in effect all Company Permits, (iii) keep available the services of its directors, officers and employees, (iv) maintain satisfactory relationships with its customers, lenders, suppliers, distributors, licensors, licensees and others having material business relationships with it and with Governmental Entities with jurisdiction over oil and gas-related matters, and (v) maintain its exploration and production activities in accordance with the rig schedule attached as Schedule 5.1 of the Company Disclosure Letter. Without limiting the generality of the foregoing and to the fullest extent permitted by Applicable Law, during the Post-Signing Period, except (1) as set forth in Schedule 5.1 of the Company Disclosure Letter, or (2) with Parent’s prior written consent, the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend its certificate of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise);

(b) form any new Subsidiary;

(c) (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other securities (other than (A) dividends or distributions by any of its wholly-owned Subsidiaries to the Company or another direct or indirect wholly-owned Subsidiary of the Company or (B) declaring (but not setting aside or paying) a dividend pursuant to and in accordance with Section 2.6), or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire, directly or indirectly any Company Securities or shares of capital stock of any Subsidiary of the Company (or options, warrants or other rights exercisable therefor), other than the cancellation of Company Stock Options disclosed in Schedule 3.2(a) of the Company Disclosure Letter in connection with the exercise thereof;

(d) (i) except in connection with any Interim Facility, issue, grant, deliver, sell, pledge, dispose of or encumber, or authorize the issuance, grant, delivery, sale, pledge, disposal or encumbrance of, any Company Securities or shares of capital stock of any Subsidiary of the Company or any securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, other than the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options or the Company Warrants or upon the lapse of restrictions on Company Restricted Shares, in each case that are outstanding on the date of this Agreement and disclosed in Schedule 3.2(a) of the Company Disclosure Letter, in accordance with the terms of those Company Stock Options, the Company Warrants or Company Restricted

Shares or (ii) amend any term of any Company Security or any shares of capital stock of its Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets) any (A) interest in any corporation, partnership, other business organization or any division thereof or (B) assets that are material, individually or in the aggregate, to the Company’s or any of its Subsidiaries’ respective businesses, (ii) merge or consolidate with any other Person or (iii) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(f) except in accordance with Section 6.16, sell, lease, license or otherwise dispose of any material Subsidiary or any material amount of assets, securities or property except in the ordinary course consistent with past practice in an amount not to exceed $1,000,000 in the aggregate;

(g) authorize or make capital expenditures or enter into capital commitments or capital transactions exceeding $10,000,000 individually and $25,000,000 in the aggregate in any single month;

(h) make any loan, advance or investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any Person other than investments in its wholly-owned Subsidiaries made in the ordinary course of business consistent with past practices;

(i) (i) repay or retire any indebtedness for borrowed money or repurchase or redeem any debt securities other than in accordance with any Interim Facility; (ii) incur any indebtedness for borrowed money (including pursuant to any commercial paper program or credit facility of the Company or any of its Subsidiaries and the factoring of receivables) or issue any debt securities, other than loans provided by Parent or its Subsidiaries pursuant to the short-term revolving credit facility as contemplated by the Commitment Letter (any such facility, an “Interim Facility”); (iii) assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than any direct or indirect wholly owned Subsidiary of the Company); or (iv) create a Lien over any of its assets (other than Permitted Liens);

(j) (i) enter into any Contract that would have been a Company Material Contract were the Company or any of its Subsidiaries a party or subject thereto on the date of this Agreement other than in connection with the Interim Facility or (ii) terminate, renew or amend in any material respect any Company Material Contract or waive any material right thereunder;

(k) enter into any (i) joint venture, area of mutual interest agreement or similar arrangement or (ii) joint marketing or any similar arrangement (other than pursuant to existing Contracts on their current terms;

(l) except as required by Applicable Law or as required by existing Company Plans (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any of their respective directors, officers or employees, (ii) increase benefits payable under any severance or termination pay policies or employment agreements existing as of the date of this Agreement, (iii) enter into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any of their respective directors, officers or employees, (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, severance, compensation, stock option, restricted stock or other benefit plan or arrangement covering any of their respective directors, officers or employees or (v) increase the compensation, bonus or other benefits payable to any of their respective directors, executives or non-executive employees;

(m) hire or offer to hire, or terminate other than for cause, any employee, or make any representations or issue any communications to employees regarding offers of employment from Parent without the prior written consent of Parent;

(n) make any change in any method of accounting or accounting principles or practice, including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization polices or rates, billing and invoicing policies, or payment or collection policies or practices, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the Exchange Act, as approved by its independent public accountants;

(o) initiate any litigation or settle, or offer or propose to settle any Action;

(p) pay, discharge or satisfy any claims, liabilities or obligations (absolute accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice;

(q) make any change or modification to its working capital and cash management practices;

(r) make any Tax election or settle and/or compromise any Tax liability; prepare any Tax Returns in a manner which is inconsistent with the past practices of Company or its Subsidiaries, as the case may be, with respect to the treatment of items on such Tax Returns; incur any liability for Taxes other than in the ordinary course of business; or file an amended Tax Return or a claim for refund of Taxes with respect to the income, operations or property of Company or its Subsidiaries;

(s) purchase or sell any interest in real property, grant any security interest in real property, or enter into any lease or sublease of, or other occupancy agreement with respect to, real property (whether as lessor, sublessor, lessee or sublessee) or change, amend, modify, terminate or fail to exercise any right to renew any lease or sublease of real property except in the ordinary course of business consistent with past practices;

(t) enter into any new line of business which represents a material change in the Company’s and its Subsidiaries’ operations and which is material to the Company and its Subsidiaries, taken as a whole;

(u) enter into new Contracts to sell Hydrocarbons other than in the ordinary course consistent with past practice; provided, that no such new Contract shall have a term longer than six (6) months;

(v) engage in any development drilling, well completion or other development or production activities with respect to Hydrocarbons except in the ordinary course consistent with past practice or as otherwise disclosed on Schedule 5.1 of the Company Disclosure Letter;

(w) authorize, announce an intention, commit or agree to take in writing or otherwise, any of the actions described in Sections 5.1(a) through 5.1(v).

Section 5.2  Operational Matters.  The Company shall timely file or furnish all reports, proxy statements, communications, announcements, publications and other documents required to be filed or furnished by it with the SEC (and all other Governmental Entities) during the Post-Signing Period, and the Company shall (to the extent any report, proxy statement, communication, announcement, publication or other document contains any statement relating to this Agreement or the Merger, and to the extent permitted by Law or applicable confidentiality agreement) consult with Parent for a reasonable time before filing or furnishing any such report, proxy statement, communication, announcement, publication or other document and deliver to Parent copies of all such reports, proxy statements, communications, announcements, publications and other documents promptly after the same are filed or furnished. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company and Parent shall each exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its own and its Subsidiaries’ respective businesses and operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1  Preparation of the Proxy Statement and Registration Statement; Stockholders Meeting.

(a) Promptly following the date of this Agreement (but, in any event, no more than thirty (30) days following the date of the Agreement), the Company and Parent shall prepare and the Company shall file with the SEC the Proxy Statement, and Parent shall prepare and file with the SEC the Registration Statement (in which the Proxy Statement will be included). The Company and Parent shall use their commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each Party shall promptly notify the other Parties of the receipt of any comments of the SEC with respect to the Registration Statement or the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall promptly provide to the other Parties copies of all correspondence between such Party or any of its representatives and the SEC with respect to the Registration Statement and the Proxy Statement. Each Party shall (i) give the other Parties and their counsel the opportunity to review and comment on the Registration Statement or the Proxy Statement, as the case may be, and all responses to requests for additional information by, and replies to comments of, the SEC, (ii) take into good faith consideration all comments reasonably proposed by such other Parties and (iii) not file such document with the SEC prior to receiving the approval of such other Parties, not to be unreasonably withheld, conditioned or delayed; provided, that with respect to documents filed by a Party which are incorporated by reference in the Registration Statement or Proxy Statement, this right of approval shall apply only with respect to information relating to the other Party or its business, financial condition or results of operations. Each Party shall use commercially reasonable efforts, after consultation with the other Parties, to respond promptly to all such comments of and requests by the SEC. Each Party will advise the other Parties, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement or the Registration Statement. The Company will cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (but no more than five (5) Business Days) after (but in no event before) the Registration Statement has become effective. Each Party shall furnish all information concerning itself and its Affiliates as any other Party may reasonably request in connection with the preparation, filing and distribution of the Registration Statement and the Proxy Statement. If at any time prior to the Company Stockholders Meeting (or any adjournment or postponement thereof), any information relating to the Company, Parent or any of their respective Affiliates should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Registration Statement or Proxy Statement, so that the Registration Statement and Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be filed with the SEC by the appropriate Party, and to the extent required by Applicable Law, disseminated to the stockholders of the Company. Each of the Company and Parent shall use its reasonable best efforts to ensure that the Registration Statement and the Proxy Statement comply as to form in all material respects with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act, respectively. The Company and Parent shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable Blue Sky Laws and the rules and regulations thereunder.

(b) Subject to Section 6.5(c), the Company, acting through the Board of Directors, shall, subject to and in accordance with its certificate of incorporation and bylaws, promptly and duly call, give notice of, convene and, as soon as practicable following the date on which the Registration Statement is declared effective by the SEC, hold a meeting of the holders of Company Common Stock (the “Company Stockholders Meeting”) for the purpose of voting on the approval of this Agreement and the Merger and: (i) shall recommend approval of this Agreement and the Merger (including for the purposes of Sections 78.411-78.444 of the NRS) by the stockholders of the Company (the “Company Recommendation”) and include in the Proxy Statement such Company Recommendation and the Financial Advisor Opinion; (ii) shall use its reasonable best efforts to solicit and obtain the Required Company Vote necessary for such approval; and (iii) shall not (A) withhold, withdraw, amend or modify (or publicly propose to or publicly state that it intends to withhold, withdraw, amend or modify) in any manner adverse to Parent the Company Recommendation, (B) take any other action or make any other public statement inconsistent with the Company Recommendation or (C) fail to reconfirm the Company Recommendation within three (3) Business Days of any written request therefor by Parent (any of the foregoing in this clause (iii) being a “Change in Company Recommendation”). At Parent’s election, the Company shall call the Company Stockholders Meeting and submit this Agreement and the Merger to the Company’s stockholders for approval whether or not (x) the Board of Directors shall have made a Change in Company Recommendation or (y) any Acquisition Proposal shall have been publicly proposed or announced or otherwise submitted to the Company or any Company Representative.

Section 6.2  Access to Information.  Upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent reasonable access during normal business hours, during the Post-Signing Period, to such of its properties, books, contracts, records, officers and employees as Parent may reasonably request and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent (a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during the Post-Signing Period pursuant to the requirements of federal or state securities laws, as applicable (other than documents which the Company is not permitted to disclose under Applicable Law), and (b) all other information concerning the Company and its business (including any financial and operating data), properties and personnel as Parent may reasonably request; provided, that the Company may restrict the foregoing access to the extent that (i) any Applicable Law requires the Company or its Subsidiaries to restrict access to any properties or information or (ii) the Company reasonably determines that such access or disclosure would jeopardize attorney-client privilege (provided, that the Company shall use its reasonable best efforts to enable reasonable access without violating such Applicable Law). The Parties will make appropriate substitute arrangements, where the restrictions imposed by the immediately preceding sentences apply, to allow appropriate access to the relevant information. Any investigation or request for information pursuant to this Section 6.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Parent will, until the Effective Time, hold any such information that is non-public in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement, except that this Section 6.2 shall not prevent Parent from disclosing such confidential information to any officers, employees, accountants, counsel, financial advisors or other representatives of Parent in connection with this Agreement, the Merger and the other transactions contemplated hereby. No investigation by Parent, nor any information or knowledge obtained therefrom, shall affect or modify the representations and warranties of the Company or Parent’s remedies for any breach of such representations and warranties.

Section 6.3  Notification of Certain Matters.  The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with this Agreement or the consummation of the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with this Agreement or the consummation of the transactions contemplated hereby and (b) any Actions commenced or, to the Knowledge of such Party, threatened against, such Party or any of its Subsidiaries that (i) relates to the Merger or (ii) if pending on the date of this Agreement would have been required to be disclosed by such Party pursuant to such Party’s representations and warranties. In addition, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, to the extent that either acquires actual knowledge of (x) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or would be reasonably likely to cause (1) any representation or warranty contained in this Agreement to be untrue or inaccurate or (2) any condition set forth in Article VII not to be satisfied and (y) any failure of a Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder; provided, that the delivery of any information or notice pursuant to this Section 6.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such information or notice.

Section 6.4  All Reasonable Efforts.  The Company and Parent shall cooperate with each other and use commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and Applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Third Party or Governmental Entity to consummate the Merger or any of the other transactions contemplated by this Agreement (provided, that, notwithstanding the foregoing, in connection with obtaining such consents, the Parties agree that in no event shall Parent or its Subsidiaries be required (or the Company or its Subsidiaries, without Parent’s prior written consent, be permitted) to (A) pay, or agree or commit to pay, to any Person whose consent is being solicited any cash or other consideration (other than de minimis amounts), (B) incur, or agree or commit to incur, any liability (other than de minimis liabilities) due to such Person, (C) enter into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental

Entity or (D) divest or otherwise hold separate (including by establishing a trust or otherwise), or take any other action (or otherwise agree to do any of the foregoing) with respect to any of their respective Subsidiaries or any of their respective Affiliates’ businesses, assets or properties), (ii) the defending of any stockholder lawsuits challenging this Agreement or any other agreement contemplated by this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity in any such stockholder lawsuit vacated or reversed, and (iii) the execution and delivery of any additional ancillary instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement and the transactions contemplated hereby. Subject to Applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and, to the extent practicable, each will consult with the other on all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

Section 6.5  No Solicitation of Transactions.

(a) Subject to Sections 6.5(b) and 6.5(c), during the Post-Signing Period, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of their respective directors, officers, employees, affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Company Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage, whether publicly or otherwise, the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Alternative Transaction (an “Acquisition Proposal”), (ii) enter into or participate in any discussions or negotiations, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries, or otherwise cooperate in any way with, or assist or participate in connection with any Acquisition Proposal, (iii) make a Change in Company Recommendation or (iv) enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument relating to an Alternative Transaction or enter into any agreement or agreement in principle (other than an Acceptable Confidentiality Agreement as permitted by this Section 6.5) requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing. Subject to Sections 6.5(b) and (c), the Company shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any Company Representatives with respect to any Alternative Transaction and shall use its (and will cause Company Representatives to use their) reasonable best efforts to require the other parties thereto to promptly return or destroy, in accordance with the terms of any confidentiality agreement with respect thereto, any confidential information previously furnished by the Company, the Company’s Subsidiaries or Company Representatives thereunder. The Company will not terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party and shall enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction thereover.

(b) Notwithstanding anything in this Agreement to the contrary, if at any time following the date of this Agreement and prior to the attainment of the Required Company Vote (but in no event after the attainment of the Required Company Vote) (i) the Company receives a bona fide written Acquisition Proposal from a Third Party without breaching its obligations under this Section 6.5, (ii) the Board of Directors reasonably determines in good faith, after consultation with its financial advisor (which shall be a financial advisor of nationally recognized reputation) and outside legal counsel, that such Alternative Transaction constitutes or such Acquisition Proposal is reasonably likely to lead to a Superior Proposal from such Third Party and (iii) the Board of Directors reasonably determines in good faith, after consultation with its outside legal counsel, that failure to take such action would constitute a breach of its fiduciary duties under Applicable Law, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to such Third Party making such Acquisition Proposal and (B) enter into, participate and maintain discussions or negotiations with, such Third Party making such Acquisition

Proposal; provided, that the Company (x) will not, and will not allow Company Representatives to, disclose any non-public information to such Third Party without entering into an Acceptable Confidentiality Agreement, and (y) will promptly provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such Third Party which was not previously provided to Parent. The Company shall notify Parent promptly (but in any event within twenty-four (24) hours) of any Acquisition Proposals received by, or any such discussions or negotiations sought to be initiated or continued with, the Company or any Company Representatives, indicating the identity of such Third Party and providing to Parent a summary of the material terms of such Acquisition Proposal. The Company shall keep Parent informed, on a reasonably prompt basis, of the material terms of any Acquisition Proposals and of any material developments in respect of any such discussions, negotiations or Acquisition Proposals and shall deliver to Parent a summary of any material changes to any such Acquisition Proposals.

(c) Notwithstanding anything in this Agreement to the contrary, if prior to the attainment of the Required Company Vote (and in no event after the attainment of the Required Company Vote), the Board of Directors receives a Superior Proposal without breaching its obligations under this Section 6.5 and the Board of Directors reasonably determines in good faith after consultation with its outside counsel that the failure to take such action would constitute a breach of its fiduciary duties under Applicable Law, the Board of Directors may (i) effect a Change in Company Recommendation and/or (ii) terminate this Agreement pursuant to Section 8.1(i) to enter into a definitive agreement with respect to such Superior Proposal; provided, that the Board of Directors may not effect a Change in Company Recommendation or terminate this Agreement pursuant to Section 8.1(i) unless (A) it gives Parent three (3) Business Days’ prior written notice (the “Notice Period”) of its intention to do so (unless at the time such notice is otherwise required to be given there are less than three (3) Business Days prior to the Company Stockholders Meeting, in which case the Company shall provide as much notice as is reasonably practicable) attaching the most current version of all relevant proposed transaction agreements and other material documents (and a description of all material terms and conditions thereof (including the identity of the Person making such Superior Proposal), (B) during the Notice Period, the Company, if requested by Parent, shall have engaged in good faith negotiations to amend this Agreement (including by making its officers and its financial and legal advisors reasonably available to negotiate in good faith) so that such Alternative Transaction ceases to constitute a Superior Proposal and (C) Parent does not make, within three (3) Business Days of its receipt of such written notification, an offer that the Board of Directors determines in good faith, after consultation with its financial and legal advisors, is at least as favorable to the stockholders as such Superior Proposal. In the event of any material revisions to the applicable Superior Proposal, the Company shall be required to deliver a new written notice to Parent and to comply with the requirements of this Section 6.5(c) with respect to such new written notice (to the extent so required).

(d) Nothing contained herein shall prevent the Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with regard to an Acquisition Proposal; provided, that any disclosure made pursuant to this Section 6.5(d) (other than a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Change in Company Recommendation unless the Board of Directors expressly states in such disclosure that the Company Recommendation has not changed.

(e) As used in this Agreement, the term “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(f) During the Post-Signing Period, the Company shall not take any actions to make any state takeover statute (including Sections 78.411-78.444 of the NRS) or similar statute inapplicable to any Alternative Transaction.

(g) The Parties agree that any violation of the restrictions on the Company set forth in this Section 6.5 by any Subsidiary of the Company or any Company Representative shall be a breach of this Section 6.5 by the Company.

Section 6.6  Directors’ and Officers’ Indemnification and Insurance.

(a) For six (6) years after the Effective Time the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, the present and former directors and officers of the Company and its Subsidiaries (the “Indemnified Persons”), in each case to the same extent the Indemnified Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to the Company’s certificate of incorporation, bylaws and any indemnification agreements in existence on the date hereof with any such Indemnified Persons (but in any event to the fullest extent permitted by Applicable Law) for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) and (ii) purchase as of the Effective Time a tail policy to the current policy of directors’ and officers’ liability insurance maintained by the Company which tail policy shall be effective for a period from the Effective Time through and including the date six (6) years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time, and which tail policy shall contain substantially the same coverage and amounts as, and contain terms and conditions no less advantageous than, in the aggregate, the coverage currently provided by such current policy; provided, that in no event shall the Surviving Corporation be required to expend, for the entire tail policy, in excess of three hundred percent (300%) of the annual premium currently paid by the Company for its current policy of directors’ and officers’ liability insurance (which premiums are hereby represented and warranted by the Company to be approximately $150,000); and provided, further, that if the premium of such insurance coverage exceeds such amount, the Surviving Corporation after consultation with the Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(b) Any Indemnified Person wishing to claim indemnification under Section 6.6(a), upon learning of any such Action, shall promptly notify Parent and the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability it may have to such Indemnified Person if such failure does not materially prejudice the indemnifying party. In the event of any such Action (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and neither Parent nor the Surviving Corporation shall be liable to such Indemnified Person for any legal expenses of other counsel or any other expense subsequently incurred by such Indemnified Person in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Person advise that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and such Indemnified Person, such Indemnified Person may retain counsel satisfactory to such Indemnified Person, and Parent shall, and shall cause the Surviving Corporation to, pay all reasonable fees and expenses of such counsel for such Indemnified Person promptly as statements therefor are received; provided, that the Surviving Corporation shall be obligated pursuant to this Section 6.6(b) to pay for only one (1) firm of counsel for all Indemnified Persons in any jurisdiction unless the use of one (1) counsel for all such Indemnified Persons would, in the opinion of such counsel, present such counsel with a conflict of interest; provided, further, that the fewest number of counsel necessary to avoid such conflicts of interest shall be used, (ii) such Indemnified Person will cooperate with Parent and the Surviving Cooperation in the defense of any such Action and (iii) neither Parent nor the Surviving Corporation shall be liable for any settlement effected without Parent’s prior written consent; and provided, further, that neither Parent nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Person if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Person in the manner contemplated hereby is prohibited by Applicable Law.

(c) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is made against any Indemnified Persons on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.6 shall continue in effect until the final disposition of such Action.

(d) The covenants contained in this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Person is entitled, whether pursuant to law, Contract or otherwise.

(e) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 6.6.

Section 6.7  Public Announcements.  Unless otherwise required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, the Company and Parent shall consult with each other for a reasonable time before issuing any press release or otherwise making any public statement or communication (including any press conference, conference call with investors or analysts, or communication that would require a filing under Rule 14a-12 of the Exchange Act), with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in the Proxy Statement in accordance with the provisions of Section 6.1, prior to the Effective Time no Party shall issue any press release or otherwise make any public statement or disclosure concerning the other Party or the other Party’s business, financial condition or results of operations without the consent of such other Party.

Section 6.8  Takeover Statutes.  If any takeover statute or similar statute or regulation of any state is or becomes applicable to this Agreement, the Merger, the Voting and Lockup Agreements or any other transactions contemplated by this Agreement or the Voting and Lockup Agreements, the Company and the Board of Directors shall grant such approvals and take such actions as are necessary to ensure that the Merger and the other transactions contemplated by this Agreement and the Voting and Lockup Agreements may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement, the Voting and Lockup Agreements, the Merger and the other transactions contemplated by this Agreement and the Voting and Lockup Agreements.

Section 6.9  Stockholder Litigation.  The Company shall promptly advise Parent orally and in writing of any stockholder litigation against the Company and/or its directors relating to this Agreement, the Merger and/or the transactions contemplated by this Agreement and shall keep Parent fully informed regarding any such stockholder litigation. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, shall give due consideration Parent’s advice with respect to such stockholder litigation and shall not settle any such litigation without Parent’s consent (not be unreasonably withheld, delayed or conditioned).

Section 6.10  Tax-Free Reorganization.

(a) Prior to the Effective Time, each of Parent and the Company shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and shall use its commercially reasonable efforts not to take any action reasonably likely to cause the Merger not so to qualify. Provided the condition set forth in Section 7.3(c) has been satisfied, each of Parent and the Company shall report the Merger for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

(b) Parent, Merger Sub and the Company shall provide Patton Boggs LLP with customary information and certificates as are reasonably necessary to enable Patton Boggs LLP to render the opinion described in Section 7.3(c).

Section 6.11  Section 16 Matters.  Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by Article I and Article II by each individual who is subject to the reporting requirements of Section 16(a) of the Act with respect to the Company or will become subject to such reporting requirements with respect to Parent to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 6.12  Approval by Sole Stockholder of Merger Subsidiary.  Immediately following the execution of this Agreement by the Parties, Parent, as sole stockholder of Merger Sub, shall approve and adopt this Agreement, in accordance with the NRS, by written consent, and promptly deliver to the Company a correct and complete copy of such written consent.

Section 6.13  Parent Common Stock Listing.  Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued as part of the Merger Consideration or otherwise in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 6.14  AMEX De-Listing.  Prior to the Effective Time, the Company shall cooperate with Parent and use its commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the AMEX to enable the de-listing by the Surviving Corporation of the Company Common Stock from the AMEX and the deregistration of the Company Common Stock and other securities the Company under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

Section 6.15  Employee Matters.

(a) Parent shall, or shall cause the applicable Parent Subsidiary to, provide to each individual who is employed by the Company or its Subsidiaries immediately prior to the Effective Time and who remains employed with the Surviving Corporation or any of Parent’s Subsidiaries (an “Affected Employee”) (including an Affected Employee who is party to a written employment agreement with the Company providing for less than six (6) months of severance pay) severance pay equal to such Affected Employee’s monthly base salary immediately prior to such termination (which shall not be less than such Affected Employee’s monthly base salary immediately prior to the Effective Time) for an aggregate period of six (6) months (inclusive of any contractually required severance under an employment agreement and subject to Section 6.15(b)) following any involuntary termination of such Affected Employee’s employment without cause within the twelve (12)-month period following the Effective Date, and subject to such Affected Employee’s execution and delivery of an enforceable release of claims against Parent and its Subsidiaries and their respective Affiliates, in such form as is provided by Parent; provided, however, that any such Affected Employee who is a party to a written employment agreement with the Company providing for six (6) months of severance pay shall receive severance benefits in accordance with such employment agreement and not in accordance with this sentence; provided, further, that any Affected Employee without an employment agreement will be deemed to have been involuntarily terminated for purposes of this Section 6.15(a) if the Affected Employee terminates employment because Parent or the Surviving Corporation requires that the Affected Employee relocate his principal place of business with the Surviving Corporation more than fifty (50) miles from Denver, Colorado.

(b) Parent shall, or may cause the applicable Parent Subsidiary to, offer to any Affected Employee selected by Parent an additional month of base salary as severance pay for each full calendar month such Affected Employee remains continuously employed by the applicable Parent Subsidiary immediately following the calendar month of the Closing Date, up to six (6) months of severance pay in addition to any severance pay otherwise payable to such Affected Employee.

(c) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall: (i) confer upon any employee of the Company, the Surviving Corporation or any Subsidiary respectively thereof, or any representative of any such employee, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, or (ii) be treated as an amendment or other modification of any Company Plan or other employee benefit plan or arrangement, or shall limit the right of Parent, the Surviving Corporation, the Company or any of their respective Subsidiaries, to amend, terminate or otherwise modify any such Company Plan or other employee benefit plan or arrangement following the Effective Date.

Section 6.16  Disposition of Specified Properties.  The Company shall use its commercially reasonable efforts to sell the Specified Properties to Third Parties for such Specified Properties’ fair market value and otherwise on terms and conditions reasonably acceptable to Parent, including a requirement that any Third Party acquiring a Specified Property indemnify the Company for any and all liabilities relating to the relevant Specified Property or Properties under any Environmental Laws or on account of the presence or alleged presence at, or the migration or alleged migration from, the relevant Specified Property or Properties of any Hazardous Substance. For purposes of this paragraph, “Specified Properties” means, collectively, the prospects located in (i) Big Foot Butte/Harding Counties, South Dakota, (ii) Saddle Butte County, South Dakota, (iii) Delaware Deep Sweetwater County, Wyoming, (iv) Merna Sublette County, Wyoming, (v) Old Glory Hole Natrona County, Wyoming and (vi) Sheridan County, Wyoming. The Company shall also use its commercially reasonable efforts to terminate the Office Lease on terms and conditions reasonably acceptable to Parent.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1  Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of Parent, Merger Sub and the Company to effect the Merger are subject to the waiver by both Parent and the Company or the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) No Injunctions or Restraints, Illegality.  No court or other Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Applicable Law (and that has not been vacated, withdrawn or overturned) that restrains, enjoins or otherwise prohibits consummation of the Merger or any of the other transactions contemplated in this Agreement or makes the Merger illegal.

(b) Company Stockholder Approval.  This Agreement shall have been approved by the Required Company Vote at the Company Stockholders Meeting or at any adjournment or postponement thereof.

(c) Necessary Consents.  The Necessary Consents shall have been made or obtained and shall be in full force and effect.

(d) Registration Statement.  The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC.

(e) NYSE Listing.  The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 7.2  Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the waiver by Parent or the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.2(a), Section 3.2(b), Section 3.3(a), Section 3.3(b)(i), Section 3.4(l), Section 3.6, Section 3.7, Section 3.8 and Section 3.10 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct in all respects as of such specified date); and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any “material”, “materially”, “Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct as of such specified date), except where the failures of such other representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company.  The Company shall have performed or complied with, in all material respects, all agreements and covenants required to be performed by it pursuant to this Agreement prior to the Closing Date. Parent shall have received a certificate of the chief executive officer and the chief financial officer of the Company to such effect.

(c) No Proceedings.  No Action shall have been threatened, commenced or instituted (and which remains pending at what would otherwise be the Closing Date) before any court or other Governmental Entity of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit consummation of the Merger or any other transaction contemplated by this Agreement or make the Merger illegal.

(d) No Material Adverse Effect.  After the date of this Agreement, there shall not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 7.3  Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are subject to the waiver by the Company or the satisfaction, on or prior to the Closing Date, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent contained in Section 4.2, Section 4.3(a), Section 4.3(b)(i), Section 4.4(e) and Section 4.8 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct in all respects as of such specified date) and (ii) all other representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any “material”, “materially”, “Material Adverse Effect” or similar qualifiers contained in any of such representations and warranties) as of the date of this Agreement and as of the Closing Date as if made on and as of such dates (except to the extent any such representation or warranty is made as of a specified date, which such representation or warranty shall be true and correct as of such specified date), except where the failures of such other representations and warranties to be true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. The Company shall have received a certificate of the chief executive officer and the chief financial officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed or complied with, in all material respects, all agreements and covenants required to be performed by them pursuant to this Agreement prior to the Closing Date. The Company shall have received a certificate of the Chief Financial Officer of Parent to such effect.

(c) Tax Opinion.  The Company shall have received from Patton Boggs LLP, counsel to the Company, a written opinion in form and substance reasonably satisfactory to the Company and Parent dated as of the Closing Date substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, that for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel to the Company shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and the certificates described in Section 6.10(b).

(d) No Material Adverse Effect.  After the date of this Agreement, there shall not have occurred any event, circumstance, development, state of facts, occurrence, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

ARTICLE VIII

TERMINATION AND ABANDONMENT

Section 8.1  Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of the Company referred to in Section 7.1(b):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if the Effective Time shall not have occurred on or before January 31, 2011; provided, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose breach of any provision of this Agreement has been the principal cause of the failure of the Merger to be consummated on or before such date;

(c) by Parent, if the Company takes any action described in Section 6.5(a)(iv) or if the Board of Directors (i) shall (A) fail to make the Company Recommendation in accordance with Section 6.1(b), (B) fail to include in the Proxy Statement in accordance with Section 6.1(b) the Company Recommendation or (C) effect or publicly propose a Change in Company Recommendation or (ii) authorizes, endorses, approves or recommends to the Company’s stockholders, or otherwise authorizes, endorses, approves or publicly recommends, an Alternative Transaction;

(d) by either Parent or the Company, if the Required Company Vote shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof;

(e) by either Parent or the Company, if any court or other Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Applicable Law (that is final and non-appealable and that has not been vacated, withdrawn or overturned) or taken any other action restraining, enjoining or otherwise prohibiting the Merger or making it illegal; provided, that the Party seeking to terminate pursuant to this Section 8.1(e) shall have complied with its obligations, if any, under Section 6.4.;

(f) by the Company, if any representation or warranty of Parent contained in this Agreement shall fail to be true and correct or there shall have been a breach by Parent or Merger Sub of any covenant or agreement of Parent or Merger Sub contained in this Agreement, which failure to be true and correct or breach (i) would, individually or in the aggregate with all other such failures and breaches, result in the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) (irrespective of whether the Closing has occurred) and (ii) is incapable of being cured prior to the Effective Time by Parent or Merger Sub or, if curable, is not cured within thirty (30) days after written notice thereof is given to Parent by the Company; provided, that the Company may not terminate this Agreement pursuant to this Section 8.1(f) if the Company is in material breach of this Agreement;

(g) by Parent, if any representation or warranty of the Company contained in this Agreement shall fail to be true and correct or there shall have been a breach by the Company of any covenant or agreement of the Company contained in this Agreement, which failure to be true and correct or breach (i) would, individually or in the aggregate with all other such failures and breaches, result in the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) (irrespective of whether the Closing has occurred) and (ii) is incapable of being cured prior to the Effective Time by the Company or, if curable, is not cured within thirty (30) days after written notice thereof is given to the Company by Parent; provided, that Parent may not terminate this Agreement pursuant to this Section 8.1(g) if Parent or Merger Sub is in material breach of this Agreement;

(h) By Parent, if the Company shall have breached Section 6.5; or

(i) By the Company if, prior to obtaining the Required Company Vote, the Board of Directors authorizes the Company, subject to complying with the terms of this Agreement, to enter into a written agreement concerning a Superior Proposal; provided, that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 8.3(a); and provided, further, that the Company complies with Section 6.5;

Section 8.2  Effect of Termination.  Any Party desiring to terminate this Agreement pursuant to Section 8.1 shall provide written notice to the other Parties specifying in reasonable detail the provision pursuant to which such termination is made and the basis for such termination. In the event of a valid termination of this Agreement pursuant to Section 8.1, this Agreement shall become void and have no effect, and the obligations of the Parties hereunder shall terminate and there shall be no liability on the part of any Party; provided, that the confidentiality obligations of Section 6.2, and all of the provisions of this Section 8.2, Section 8.3 and Article IX shall survive any termination of this Agreement. Nothing in this Section 8.2 shall relieve or release any Party of any liability for any willful breach of this Agreement.

Section 8.3  Fees and Expenses; Repayment of Interim Facility.

(a) If this Agreement is terminated pursuant to Section 8.1(i), then the Company shall pay to Parent, concurrently with and as a condition to such termination, by wire transfer of immediately available funds to an account designated in writing by Parent, (i) a fee in the amount of $13,500,000 (the “Termination Fee”), (ii) all of Parent’s out-of-pocket fees and expenses (including legal fees and expenses) actually incurred by Parent and its affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated by this Agreement, which shall not exceed $2,250,000 (the “Expense Reimbursement”) and (iii) all principal, all accrued interest thereon and any other amounts owing under any Interim Facility (the “Facility Repayment”).

(b) If this Agreement is terminated pursuant to Section 8.1(c), then the Company shall pay to Parent, within two (2) Business Days following such termination, by wire transfer of immediately available funds to an account designated in writing by Parent, (i) the Termination Fee, (ii) the Expense Reimbursement and (iii) the Facility Repayment; provided, that if either Parent or the Company terminates this Agreement pursuant to Section 8.1(d) and circumstances would have permitted Parent to terminate this Agreement pursuant to Section 8.1(c), this Agreement will be deemed terminated pursuant to Section 8.1(c) for purposes of this Section 8.3(b).

(c) If this Agreement is terminated pursuant to:

(i) Section 8.1(b) and (A) a vote of the stockholders of the Company contemplated by this Agreement at the Company Stockholders Meeting to obtain the Required Company Vote has not occurred and (B) a proposal with respect to an Alternative Transaction shall have been publicly announced (or any Third Party shall have publicly announced, communicated or made known a bona fide intention to propose an Alternative Transaction) at any time after the date of this Agreement and prior to the date of termination of this Agreement;

(ii) Section 8.1(d), if a proposal with respect to an Alternative Transaction shall have been publicly announced (or any Third Party shall have publicly announced, communicated or made known a bona fide intention to propose an Alternative Transaction) at any time after the date of this Agreement and prior to the date of the Company Stockholders Meeting (or any adjournment or postponement thereof);

(iii) Section 8.1(g); or

(iv) Section 8.1(h);

then the Company shall (A) pay to Parent, within two (2) Business Days following such termination, by wire transfer of immediately available funds to an account designated in writing by Parent, the Expense Reimbursement; and (B) if the Company within twelve (12) months after such termination either consummates an Alternative Transaction or enters into a definitive agreement with respect to an Alternative Transaction, pay to Parent the Termination Fee and, to the extent the Interim Facility is still outstanding, the Facility Repayment, by wire transfer of immediately available funds to an account designated in writing by Parent, within two (2) Business Days of the earlier of entering into such definitive agreement or the consummation of such Alternative Transaction; provided, that for purposes of this Section 8.3(c), each reference to ten percent (10%) in the definition of “Alternative Transaction” shall be deemed to be fifty percent (50%).

(d) If this Agreement is terminated pursuant to Section 8.1(g) as a result of a willful breach, the Company shall pay to Parent, within two (2) Business Days following such termination, by wire transfer of immediately available funds to an account designated in writing by Parent, the Facility Repayment in addition to any Expense Reimbursement and Termination Fee payable pursuant to this Section 8.3.

(e) The existence of circumstances which could require a Termination Fee to become subsequently payable by the Company shall not relieve the Company of its obligations to pay the Expense Reimbursement pursuant to Section 8.3(c), and the payment by the Company of the Expense Reimbursement pursuant to Section 8.3(c) shall not relieve the Company of any subsequent obligation to pay a Termination Fee pursuant to Section 8.3(c).

(f) Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

(g) Each Party agrees that the provisions contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not have entered into this Agreement. If the Company fails to pay Parent any amounts due under Section 8.3(a), Section 8.3(b) or Section 8.3(c) in accordance with the terms hereof, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) of Parent in connection with any action, including the filing of any lawsuit or other legal action, taken to collect payment.

(h) Any amounts not paid when due pursuant to this Section 8.3 shall bear interest from the date such payment is due until the date paid at a rate equal to five percent (5%) per annum.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1  Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time or the termination of this Agreement, as the case may be, except (a) in the event the Effective Time occurs, for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time (including the terms of this Article IX) and (b) as otherwise provided in Section 8.2.

Section 9.2  Notices.  Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed effective and duly given (a) immediately when sent by facsimile or by email in .pdf format or (b) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day. All notices hereunder shall be delivered as set forth below, or pursuant to such other written instructions as may be designated in writing by the Party to receive such notice:

(a) if to Parent or Merger Sub, to

Hess Corporation
1185 Avenue of the Americas
40th Floor
New York, New York 10036
Attention: Timothy Goodell, Esq.
Facsimile: 212-536-8241

with a copy (which shall not constitute notice) to

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: Gregory Pryor, Esq.
Facsimile: 212-354-8113

(b) if to the Company, to

American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265
Attention: Andrew P. Calerich
Facsimile: 303-595-0709

with a copy (which shall not constitute notice) to

Patton Boggs LLP
1801 California Street, Suite 4900
Denver, Colorado 80202
Attention: Robert Bearman, Esq.
Facsimile: 303-894-9239

Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement will be deemed to have been received at the earliest time provided for by this Agreement.

Section 9.3  Interpretation.  When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and have participated jointly in the drafting of this Agreement, and therefore, waive the application of any Applicable Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.4  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Signed counterparts of this Agreement may be delivered by facsimile and by scanned .pdf image.

Section 9.5  Entire Agreement; No Third-Party Beneficiaries.

(a) This Agreement, including the schedules hereto, and the Confidentiality Agreement constitute the entire understanding of the Parties with respect to the subject matter contained herein and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof.

(b) Except for (i) the rights of holders of Company Common Stock, Company Stock Options and Company Restricted Shares to receive Merger Consideration or Parent Common Stock pursuant to Section 1.9 and (ii) Section 6.6, this Agreement shall bind and inure solely to the benefit of each Party and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer on any other Person any right, benefit, obligation, liability or remedy of any nature whatsoever under or by reason of this Agreement other than the Parties and their respective successors and permitted assigns.

Section 9.6  Governing Law; Waiver of Jury Trial.

(a) This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules thereof, applicable to contracts executed in and to be performed entirely within the State of New York, except that the provisions of the NRS shall govern the Merger.

(b) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.7  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any term, covenant, restriction or provision contained in Agreement, is held by a Governmental Entity to be invalid, void, against its regulatory policy or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain valid and binding and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible so that the transactions contemplated hereby can be consummated as originally contemplated to the fullest extent possible.

Section 9.8  Amendment.  This Agreement may be amended by the Parties at any time before or after approval of this Agreement by the stockholders of the Company; provided, that after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 9.9  Extension; Waiver.  At any time prior to the Effective Time, the Parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or covenants of the other Parties contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the Party against which such waiver or extension is to be enforced. No failure or delay on the part of any Party in the exercise of any right hereunder shall impair such right or be construed as a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

Section 9.10  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties, in whole or in part, without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void; provided, that (a) Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a constituent corporation in the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, all representations and warranties made herein with respect to Merger Sub as of the date hereof shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement and (b) that Parent may transfer or assign its rights, interests and obligations under this Agreement, in whole or in part, to any Person after the Effective Time; provided, that any such transfer or assignment shall not relieve Parent of its obligations hereunder. This Agreement will bind, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

Section 9.11  Submission to Jurisdiction; Waivers.  Each Party hereby irrevocably (a) agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another Party or its successors or permitted assigns shall be brought and determined exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York and (b) consents to the jurisdiction of and venue in such courts and in the courts hearing appeals therefrom. Each Party hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that such Party is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.11, that its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by Applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by Applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party hereby (x) agrees that process in any such action may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court and (y) mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.2 or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof.

Section 9.12  Specific Performance.  The Parties agree that irreparable damage would occur in the event that any Party should breach any of its covenants or agreements hereunder and that it would be extremely impracticable to measure the resulting damages and that an award of money damages would be inadequate in such event; accordingly, each Party, in addition to any other available rights or remedies such Party may have under the terms of this Agreement, shall be entitled to specific performance and/or to obtain an injunction or injunctions, without proof of actual damages, to prevent breaches of another Party’s covenants or agreements hereunder, and each Party expressly waives the defense that a remedy in damages will be adequate. Each Party further agrees that no Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.12, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each Party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of a covenants or agreements hereunder.

Section 9.13  Effect of Investigation.  Notwithstanding anything in this Agreement to the contrary, no investigation (nor any information or knowledge obtained therefrom) by Parent, nor any notice or information provided to Parent from the Company or any other Person, shall affect or modify the representations, warranties, covenants and agreements made by the Company pursuant to this Agreement or the remedies of Parent for breaches of those representations, warranties, covenants and agreements.

Section 9.14  Definitions.

(a) Except as otherwise expressly provided in this Agreement, or unless the context otherwise requires, whenever used in this Agreement, the following terms shall have the respective meanings specified therefor below.

(i) “Action” means any legal, administrative, governmental or regulatory proceeding or other action, suit, proceeding, appeal, demand, assessment, litigation, hearing, claim, arbitration, mediation, alternative dispute resolution procedure, inquiry or investigation by or before any arbitrator, mediator, court or other Governmental Entity, at law or in equity.

(ii) “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, that an Affiliate of any Person shall also include (i) any Person that directly or indirectly owns, or in which such Person directly or indirectly owns more than five percent (5%) of any class of capital stock or other equity interest of such Person and (ii) any officer or director of such Person; provided, further, that , (i) the Company and its Subsidiaries shall not be considered an Affiliate of Parent and (ii) Parent and its Subsidiaries shall not be considered an Affiliate of the Company. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

(iii) “Alternative Transaction” means any of the following events: (i) any tender or exchange offer (including a self-tender offer or exchange offer) that, if consummated, would result in a Third Party beneficially owning ten percent (10%) or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of the Company, (ii) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, sale of substantially all the assets or other similar transaction involving the Company or any of its Subsidiaries whose assets individuality or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of the Company or (iii) the acquisition by a Third Party of ten percent (10%) or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets individuality or in the aggregate, constitute ten percent (10%) or more of the consolidated assets of the Company, or of ten percent (10%) or more of the assets or operations of the Company and its Subsidiaries, taken as a whole, in a single transaction or a series of related transactions.

(iv) “Applicable Law” means, with respect to any Person, any foreign, federal, state, municipal, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, writ, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity, and any judicial interpretation thereof, that is binding upon or applicable to such Person or such Person’s properties or assets, as the same may be amended from time to time unless expressly specified otherwise herein.

(v) “Business Day” means any day on which banks are not required or authorized to close in the City of New York.

(vi) “Code” means the Internal Revenue Code of 1986, as amended, and the rules and Treasury regulations promulgated thereunder.

(vii) “Commitment Letter” means that certain Commitment Letter, dated the date hereof, from Parent to the Company with respect to a $30,000,000 senior secured credit facility.

(viii) “Company Closing Price” means the last reported sale price of the Company Common Stock on the AMEX as reported in the Wall Street Journal or, if not so reported, in another source mutually agreed by Parent and the Company, on the last full trading day prior to the date of the Effective Time.

(ix) “Company Restricted Share” means each share of restricted Company Common Stock outstanding as of the Effective Time granted pursuant to the Company’s 2006 Stock Incentive Plan and disclosed in Schedule 3.2(a) of the Company Disclosure Letter.

(x) “Company Stock Options” means any option granted, and not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any Subsidiary thereof or any predecessor thereof to purchase shares of Company Common Stock pursuant to the Stock Plans or any other Contract entered into by the Company and any Subsidiary of the Company.

(xi) “Confidentiality Agreement” means that certain Confidentiality and Non-Compete Agreement made as of the 9th day of February, 2010, by and between the Company and Parent.

(xii) “Contract” means any note, bond, mortgage, indenture, guarantee, franchise, contract, agreement, obligation, commitment, arrangement, understanding, letter of intent, instrument, permit, lease or license, whether oral or written, and any amendments thereto.

(xiii) “Derivative” means a derivative transaction within the coverage of SFAS No. 133, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral, transportation or other similar arrangements related to such transactions.

(xiv) “Environmental Laws” means any Applicable Law, or any written agreement with any Governmental Entity, relating to (i) the control of any pollutant or protection of the air, water or land, (ii) solid, gaseous or liquid waste generation, handling, treatment, storage, disposal or transportation, (iii) human health and safety, or (iv) the environment.

(xv) “Environmental Permits” means all permits, licenses, certificates, approvals and other similar authorizations of Governmental Entities required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as conducted as of the date of this Agreement.

(xvi) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and including all rules and regulations promulgated thereunder.

(xvii) “good standing” means, when used with respect to the status of any entity domiciled or doing business in a particular state, that such entity has filed its most recent required annual report, if any, and (i) if a domestic entity, has not filed articles of dissolution and (ii) if a foreign entity, has not applied for a certificate of withdrawal and is not the subject of a proceeding to revoke its certificate of authority.

(xviii) “Governmental Entity” means any United States or non-United States federal, state, municipal, provincial or local government, court, arbitrator, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

(xix) “Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material (including any gasoline or petroleum or any crude oil or fraction thereof), or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including any substance, waste or material regulated under any Environmental Law.

(xx) “Hydrocarbons” means, collectively, crude oil, natural gas and natural gas liquids (including coalbed gas) and other liquid and gaseous hydrocarbons produced in association therewith.

(xxi) “In-the-Money” means, with respect to an Option, the excess of (i) the Company Closing Price over (ii) the exercise price per share of the applicable Options, being a positive number.

(xxii) “Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indicia of origin, the goodwill associated with the foregoing and registrations in any jurisdiction for, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions, formulae, processes, designs and discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continuations-in-part and renewal applications), and any renewals, continuations, continuations-in-part, divisions, reexaminations, extensions or reissues thereof, in any jurisdiction; (iii) Trade Secrets; (iv) writings and other works of authorship, whether copyrightable or not, in any jurisdiction, and any and all copyright rights, whether registered or not; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (v) moral rights, database rights, shop rights, design rights, industrial property rights, publicity rights and privacy rights; and (vi) any other similar intellectual property or proprietary rights and any all derivatives and improvements of any of the foregoing.

(xxiii) “IT Assets” means computers, computer software and related code, firmware, middleware, servers, electronic data, development tools, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks that are licensed free of charge).

(xxiv) “Knowledge” means, (i) with respect to Parent, the actual knowledge of the Chief Financial Officer and General Counsel and (ii) with respect to the Company, the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, the President, the Vice President of Land and the Vice President of Oil & Gas Economic Evaluations of the Company; in each case, after reasonable due inquiry by such individuals; provided, that for the purposes of this definition, each such individual shall be deemed to have made reasonable due inquiry of any fact, circumstance or condition under this Agreement if such individual has (A) reviewed this Agreement and the Parent Disclosure Letter or Company Disclosure Letter, as applicable, and (B) reviewed such records and consulted with such subordinate Persons as such individual deems reasonably likely to contain or have information relating to such fact, circumstance or condition.

(xxv) “Liens” means any mortgage, pledge, option, right of first refusal, claim, easement, indenture, deed of trust, right of way, restriction on the use of real property, encroachment, license to third parties, lease to third parties, security agreement, hypothecation, assignment, deposit arrangement, lien (statutory or other), other charge or security interest or any other encumbrance and other restriction or limitation on ownership or use of real or personal property or irregularities in title thereto; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, or any capital lease having substantially the same economic effect as any of the foregoing).

(xxvi) “Material Adverse Effect” means, with respect to any Party any event, circumstance, development, state of facts, occurrence, change or effect that is materially adverse to the business, assets, results of operations or condition (financial or otherwise) of such Party and its Subsidiaries, taken as a whole; provided, that none of the following shall in and of itself constitute, and no event, circumstance, development, state of facts, occurrence, change or effect resulting solely from any of the following shall constitute, a Material Adverse Effect with respect to such Party: (A) United States or global economic or political conditions (including any terrorist activities, war or other armed hostilities) or securities or capital markets in general; (B) the announcement of this Agreement and of the transactions contemplated hereby; (C) other than with respect to changes to Applicable Laws related to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of delaying, making illegal or commercially impracticable such hydraulic fracturing or similar processes (which changes may be taken into account in determining whether there has been a Material Adverse Effect), changes after the date hereof in Applicable Law or in GAAP or regulatory accounting principles; (D) other than with respect to changes to Applicable Laws related to hydraulic fracturing or similar processes that would reasonably be expected to have the effect of delaying, making illegal or commercially impracticable such hydraulic fracturing or similar processes (which changes may be taken into account in determining whether there has been a Material Adverse Effect), conditions in or affecting the oil and gas exploration, development and/or production industry or industries (including changes in oil, gas or other commodity prices); (E) any failure, in and of itself, of such Party to meet internal or published revenue or earnings projections (it being understood and agreed that the underlying event, circumstance, development, state of facts, occurrence, change or effect giving rise to such failure may constitute or contribute to a Material Adverse Effect); or (F) any change in the price of Parent Common Stock or Company Common Stock on the NYSE and AMEX, respectively (it being understood and agreed that the underlying event, circumstance, development, state of facts, occurrence, change or effect giving rise to such change may constitute or contribute to a Material Adverse Effect); provided, that with respect to clauses (A), (C) and (D), such events, circumstances, developments, states of facts, occurrences, changes or effects do not disproportionately impact such Party and its Subsidiaries relative to other companies in the industries in which such Party and its Subsidiaries operate.

(xxvii) “O&G Lease” means any oil and/or gas lease, sublease, right of way, easement or license under which the Company or any of its Subsidiaries leases, subleases or licenses or otherwise acquires or obtains legal and beneficial ownership of and rights in any Oil and Gas Interests, including, without limitation, any Contract relating to any Oil and Gas Interest of the Company or any of its Subsidiaries.

(xxviii) “Office Lease” means that certain lease agreement between Independence Plaza Investment Group, Inc. and the Company for offices located at 1050 17th Street, Suite 2900, Denver, Colorado.

(xxix) “Oil and Gas Interests” means direct and indirect interests in and rights with respect to all Hydrocarbons and related properties and assets of any kind and nature, direct or indirect, including working and leasehold interests in the lands covered thereby and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all Hydrocarbons or revenues therefrom, all Contracts in connection therewith and claims and rights thereto (including all oil and gas leases, production sharing agreements, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; payout balances, production payments and other interests relating to oil, gas or other minerals attributable or allocable to the Wells; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including all Wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

(xxx) “Parent Common Stock” means the common stock, par value $1.00 per share, of Parent.

(xxxi) “Permitted Liens” means: (i) any Liens for Taxes not yet due and payable or which may thereafter be paid without penalty; (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of the Company’s business securing amounts that are not past due; and (iii) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of the Company’s business which, individually or in the aggregate, are not substantial in amount and which do not in any case materially detract from the value or impair the use or operation of the property subject thereto. Permitted Liens shall not include any Production Burden.

(xxxii) “Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act), including any Governmental Entity.

(xxxiii) “Production Burdens” means all royalty interests, overriding royalty interests, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of, the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof (including any amounts payable to publicly traded royalty trusts), other than Taxes and assessments of Governmental Entities.

(xxxiv) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

(xxxv) “SEC” means the Securities and Exchange Commission.

(xxxvi) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(xxxvii) “Stock Plans” means the Company’s 2004 Stock Option Plan and the Company’s 2006 Stock Incentive Plan, and any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any Subsidiary of the Company or any predecessor thereof.

(xxxviii) “Subsidiary” when used with respect to any Party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such Party or any other Subsidiary of such Party is a general partner (excluding partnerships in which the general partnership interests held by such Party or any Subsidiary of such Party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Party or by any one or more of its Subsidiaries.

(xxxix) “Superior Proposal” means a bona fide written proposal made by a Third Party (i) which is for a tender or exchange offer, merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, or any purchase or acquisition of, (A) more than fifty percent (50%) of the voting power of the Company’s capital stock or (B) all or substantially all of the consolidated assets or operations of the Company and its Subsidiaries and (ii) which is otherwise on terms which the Board of Directors reasonably determines in good faith by majority vote after consultation with its outside legal counsel and financial advisors (which financial advisors shall be nationally recognized reputation) and taking into account all the terms and conditions of the proposal, including expected timing and likelihood of consummation, break-up fees, expense reimbursement provisions and conditions, (A) would result in a transaction that, if consummated, is more favorable and would provide greater financial value to the Company’s stockholders from a financial point of view than the Merger or, if applicable, any proposal by Parent to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement and (B) is reasonably likely to be completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal and for which financing (if a cash transaction, whether in whole or in part) is then fully committed.

(xl) “Tax” (including, with correlative meaning, the terms “Taxes” and “Taxable”) means all taxes, assessments, charges, duties, fees, levies or other governmental charges including all United States federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a result of (i) being a transferee or successor or member of a combined, consolidated, unitary or affiliated group, or (ii) a contractual obligation to indemnify any Person.

(xli) “Taxing Authority” means any domestic or foreign Governmental Entity responsible for the imposition of any Tax.

(xlii) “Tax Return” means all returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates, information returns, claims for refund and amended returns) relating to Taxes.

(xliii) “Third Party” means any Person other than Parent, Merger Sub, the Company or any Affiliate thereof.

(xliv) “Trade Secret” means the whole or any portion or phase of any scientific or technical information, invention, analysis, design, process, method, procedure, formula, database, algorithm, business or marketing plan, personal information, financial information, supplier information, specification, or improvement which is confidential and proprietary.

(xlv) “WARN Act” means the U.S. Worker Adjustment and Retraining Notification Act and any state or local equivalent.

(xlvi) “Wells” means all oil and/or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on any real property associated with an Oil & Gas Interest of the Company or any of its Subsidiaries or pooled therewith, together with all oil, gas and mineral production from such wells.

(b) Additional Defined Terms.  In addition to the terms defined in Section 9.15(a), additional defined terms used herein shall have the respective meanings assigned thereto in the Sections indicated in the table below.

Defined Term	Location of Definition

Acceptable Confidentiality Agreement	Section 6.5(e)
Acquisition Proposal	Section 6.5(a)
Affected Employee	Section 6.15(a)
Agreement	Preamble
AMEX	Section 3.4(e)
Articles of Merger	Section 1.3
Blue Sky Laws	Section 4.3(c)
Board of Directors	Recitals
Change in Company Recommendation	Section 6.1(b)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Certificates	Section 2.1
Company Common Stock	Section 1.8
Company Disclosure Letter	Article III
Company Financial Advisor	Section 3.8
Company Material Contract	Section 3.17(a)
Company Permits	Section 3.9(c)
Company Plans	Section 3.18(a)
Company Preferred Stock	Section 3.2(a)
Company Recommendation	Section 6.1(b)
Company Representatives	Section 6.5(a)
Company Restricted Shares	Section 1.9(b)
Company Securities	Section 3.2(b)
Company SEC Reports	Section 3.4(a)
Company Stockholders Meeting	Section 6.1(b)
Company Transaction Expenses	Section 2.6
Company Warrant	Section 3.2(a)
Converted Warrant	Section 1.9(c)
Effective Time	Section 1.3
ERISA	Section 3.18(a)
Exchange Agent	Section 2.1
Exchange Fund	Section 2.2
Expense Reimbursement	Section 8.3(a)
Facility Repayment	Section 8.3(a)
Financial Advisor Opinion	Section 3.11
Form 10-K	Article III
GAAP	Section 3.4(g)
Indemnified Persons	Section 6.6(a)

Defined Term	Location of Definition

Interim Facility	Section 5.1(i)
internal controls	Section 3.4(g)
Land Acquisition Costs	Section 2.6
Leased Real Property	Section 3.20
Merger	Section 1.1
Merger Consideration	Section 1.8(b)
Merger Sub	Preamble
Necessary Consents	Section 4.3(c)
New Name	Section 1.5
Notice Period	Section 6.5(c)
NRS	Recitals
NYSE	Section 2.4
Office Lease Obligations	Section 2.6
O&G Permit	Section 3.24(d)
Owned Real Property	Section 3.20
Parent	Preamble
Parent Disclosure Letter	Article IV
Parent Form 10-K	Article IV
Parent Preferred Stock	Section 4.2
Party	Preamble
Parent SEC Report	Section 4.4(a)
Per Share Consideration	Section 1.8(b)
Post-Signing Period	Section 5.1
Proxy Statement	Section 3.5
Registered Intellectual Property	Section 3.15
Registration Statement	Section 3.5
Required Company Vote	Section 3.7
Special Dividend	Section 2.6
Specified Properties	Section 6.16
Surviving Corporation	Section 1.1
Termination Fee	Section 8.3(a)
Treasury Shares	Section 1.8(a)
Uncertificated Shares	Section 2.1
Unregistered Transferred Shares	Section 2.3
Voting and Lockup Agreements	Recitals
Working Capital	Section 2.6

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

HESS CORPORATION

By:	/s/ John B. Hess Name: John B. Hess Title: Chairman of the Board and Chief Executive Officer

HESS INVESTMENT CORP.

By:	/s/ Timothy B. Goodell Name: Timothy B. Goodell Title: President

AMERICAN OIL & GAS INC.

By:	/s/ Andrew P. Calerich Name: Andrew P. Calerich Title: President

[Signature Page to Agreement and Plan of Merger]

Appendix B

FORM OF VOTING AND LOCKUP AGREEMENT

VOTING AND LOCKUP AGREEMENT, dated as of          , 2010 (this “Agreement”), by and between Hess Corporation, a Delaware corporation (“Parent”), and           (“Stockholder”), a stockholder of American Oil & Gas Inc., a Nevada corporation (the “Company”).

WITNESSETH:

WHEREAS, concurrently with the execution of this Agreement, Parent, Hess Investment Corp. (“Merger Sub”) and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company, and the Company will be the surviving corporation in the merger and will be a wholly owned subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”). Unless otherwise indicated, capitalized terms not defined herein have the meanings given to them in the Merger Agreement;

WHEREAS, Stockholder is a stockholder of the Company and, with respect to the Merger, has the power to vote or direct the voting of           shares of the common stock, $      par value, of the Company beneficially owned and held of record by Stockholder, which represent all of the shares of common stock of the Company owned by such Stockholder (collectively, the “Shares” and, together with any additional securities of the Company described in Section 1.2, being referred to herein as the “Subject Shares”);

WHEREAS, prior to the date hereof, the Board of Directors has approved this Agreement and the transactions contemplated hereby for purposes of Sections 78.411 to 78.444 of the Nevada Revised Statutes (“NRS”); and

WHEREAS, as a material inducement to enter into the Merger Agreement and to consummate the Merger, Parent desires Stockholder to agree, and Stockholder is willing to agree (i) subject to the terms of this Agreement, including, without limitation, Section 6 of this Agreement, to Vote (as defined in Section 1.1(b) below) or cause to be Voted the Subject Shares so as to facilitate the consummation of the Merger and (ii) to comply in all respects with all of the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Voting of Subject Shares.

Section 1.1  Voting Agreement.  (a) At every meeting of the stockholders of the Company called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of the stockholders of the Company with respect to any of the following, Stockholder shall Vote or cause to be Voted, the Subject Shares in favor of approval of the Merger Agreement and the terms thereof, the Merger and each of the other transactions contemplated thereby and any other action requested by Parent in furtherance thereof. Furthermore, Stockholder shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 1.1(a), and shall not take any other action that would, or would reasonably be expected to, in any manner (i) compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or (ii) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement.

(b) In addition to the foregoing, at any meeting of the stockholders of the Company or at any adjournment or postponement thereof or in any other circumstances upon which their Vote, consent or other approval is sought, Stockholder shall Vote (or cause to be Voted) all of the Subject Shares against (i) the approval of any Alternative Transaction or the approval of any agreement relating to any Alternative Transaction or (ii) any amendment of the Company’s articles of incorporation or bylaws or any other action, agreement, proposal or transaction involving the Company or any of its Subsidiaries which amendment or other action, agreement, proposal or transaction would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of Stockholder contained in this Agreement or would, or would reasonably be expected to, in any manner compete with, interfere with, impede, frustrate, prevent, burden, delay or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Stockholder further agrees not to commit or agree to take any action inconsistent with the foregoing. For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, without limitation, consenting in accordance with Section 78.320(2) of the NRS) or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings. Any such Vote shall be cast or consent shall be given for purposes of this Section 1 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.

Section 1.2  Adjustments; Additional Shares.  In the event (a) of any stock dividend, stock split, recapitalization, reclassification, subdivision, combination or exchange of shares on, of or affecting the Subject Shares, or (b) that Stockholder shall have become the beneficial owner of any additional shares of common stock or other securities of the Company (including, without limitation, through the exercise of any Company Stock Options or Company Warrants), then all shares of common stock or other securities of the Company held by Stockholder immediately following the effectiveness of the events described in clause (a) or Stockholder becoming the beneficial owner of the shares or other securities as described in clause (b), shall in each case become Subject Shares hereunder.

Section 1.3  Stockholder Capacity.  Stockholder is entering into this Agreement solely in its capacity as the record and beneficial owner of the Subject Shares, and, if applicable, nothing herein shall limit or prevent Stockholder from discharging his or her fiduciary duties as an officer of the Company or a member of the Board of Directors, and the discharge of any such duties shall not be deemed a breach of this Agreement.

Section 1.4  Waiver of Appraisal Rights.  Stockholder hereby irrevocably and unconditionally waives any rights of appraisal, dissenters’ rights or similar rights that Stockholder may have in connection with the Merger.

2. Transfer Restrictions and Obligations

Section 2.1  Lock-Up.  After the execution of this Agreement until the Expiration Date (as defined in Section 6 below), Stockholder will not:

(a) sell, offer to sell, hedge, transfer, exchange, pledge, assign, hypothecate, encumber, tender, grant any option to purchase, make any short sale or otherwise dispose of or agree to dispose of (collectively, a “Transfer”), or enforce or permit the execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with the Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Subject Shares or any securities convertible into or exercisable or exchangeable for Subject Shares, any other capital stock of the Company or any interest in any of the foregoing with any Person, or join in any registration statement under the Securities Act with respect to any of the foregoing;

(b) enter into swap or any other agreement or any transaction that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of Subject Shares, whether such transaction is settled by delivery of such securities, in cash or otherwise; or

(c) create or permit to exist any Liens on or otherwise affecting any of the Subject Shares.

Section 2.2  Other Obligations.  From and after the date of this Agreement, Stockholder agrees (a) not to, and to cause any investment banker, attorney or other advisor or representative of Stockholder not to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage, whether publicly or otherwise, the submission of any Acquisition Proposals, (ii) enter into or participate in any discussions or negotiations, or otherwise cooperate in any way with, or assist or participate in connection with any Acquisition Proposal, (iii) enter into any agreement, agreement in principle, letter of intent, term sheet or other similar instrument relating to an Alternative Transaction, (iv) enter into any agreement, agreement in principle, letter of intent, term sheet or similar instrument or take any action, which requires that Stockholder abandon, terminate or breach its representations, warranties or obligations hereunder or has such effect, (v) approve, endorse or recommend any Alternative Transaction or (vi) agree to do any of the foregoing. Stockholder shall immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any Persons conducted heretofore by Stockholder with respect to any Alternative Transaction. Stockholder shall notify Parent promptly, but in any event within twenty-four (24) hours, of any Acquisition Proposals received by, or any such discussions or negotiations sought to be initiated or continued with, Stockholder indicating the identity of the Person making such Acquisition Proposal or seeking such discussions or negotiations and providing to Parent a summary of the material terms of such Acquisition Proposal.

3. Representations and Warranties of Stockholder.

Section 3.1  Ownership of Subject Shares.  Stockholder represents and warrants that Stockholder (a) is the record and beneficial owner of and has the sole right to Vote or direct the Voting of the Subject Shares with respect to the approval of the Merger Agreement and the terms thereof, which Subject Shares are free and clear of any Liens and (b) does not own, either beneficially or of record, any shares of capital stock of the Company other than the Subject Shares.

Section 3.2  No Conflict.  The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not: (a) result in or constitute a violation of any obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Stockholder or by which Stockholder or any of Stockholder’s properties is bound or affected; or (b) result in or constitute a violation of, or result in the creation of an encumbrance on or otherwise affect any of the Subject Shares pursuant to, any Contract to which Stockholder is a party or by which Stockholder or any of Stockholder’s properties is bound or affected. The execution and delivery of this Agreement by Stockholder do not, and the performance of its obligations under this Agreement by Stockholder will not, require any consent of any Person or any Governmental Entity.

Section 3.3  Enforceability.  Stockholder has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Stockholder of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by Stockholder and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes the legal, valid and binding obligations of Stockholder, enforceable against Stockholder in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.4  Consent and Waiver.  No consents or waivers are required for the consummation of the Merger under the terms of (a) any agreements between Stockholder (or any of its Affiliates) and the Company (or any of its Subsidiaries) or (b) other rights that Stockholder (or any of its Affiliates) may have. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or expiry of any related waiting period is required by or with respect to Stockholder in connection with (i) the execution and delivery of this Agreement by Stockholder, (ii) the execution and delivery of the Merger Agreement by the Company or (iii) the consummation of the Merger and the other transactions contemplated hereby and thereby.

Section 3.5  Absence of Litigation.  There is no Action pending or, to the knowledge of Stockholder, threatened against Stockholder before or by any Governmental Entity that could reasonably be expected to impair the ability of Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

Section 3.6  No Prior Agreements.  Stockholder represents and warrants that no Contract by and between Stockholder and Parent with respect to the subject matter contained herein existed prior to the approval of this Agreement by Stockholder.

Section 3.7  Continuous Warranty.  The representations and warranties contained in this Agreement are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times and will be accurate in all respects as of the date of the consummation of the Merger as if made on that date.

4. Representations and Warranties of Parent.  Parent has all requisite power and capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes the legal, valid and binding obligations of Parent, enforceable against Parent in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

5. Covenants of Stockholder.  Stockholder hereby covenants and agrees to cooperate fully with Parent and to execute and deliver any additional documents necessary or desirable and to take such further actions, in the reasonable opinion of Parent, as are necessary or desirable to carry out the intent of this Agreement.

6. Termination.  This Agreement shall terminate upon and shall have no further force or effect after the earliest to occur of (a) the Effective Time and (b) the date of the termination of the Merger Agreement in accordance with its terms (such earliest to occur shall be the “Expiration Date”).

7. Miscellaneous.

Section 7.1  Fees and Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such expenses.

Section 7.2  Amendments and Modification.  This Agreement may not be amended, modified, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

Section 7.3  Survival of Representations and Warranties.  The representations and warranties in this Agreement shall survive the termination of this Agreement and such termination shall not relieve any party from any liability for any breach of this Agreement.

Section 7.4  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) immediately when sent by facsimile or by email in .pdf format or (b) when received if delivered by hand or overnight courier service or by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent, to:

Hess Corporation
1185 Avenue of the Americas
40th Floor
New York, New York 10036
Attention: Timothy Goodell, Esq.
Facsimile: 212-536-8241

with a copy (which shall not constitute notice) to:

White & Case LLP
1155 Avenue of the Americas
New York, New York 10036
Attention: Gregory Pryor, Esq.
Facsimile: 212-354-8113

and

if to Stockholder, to:

[Name of Stockholder]
[Address]
[Attention:]
[Facsimile]

Section 7.5  Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Signed counterparts of this Agreement may be delivered by facsimile and by scanned .pdf image.

Section 7.6  Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof. The parties acknowledge and agree that there were no prior agreements, arrangements or understandings, either written or oral, among the parties with respect to the subject matter hereof.

Section 7.7  Severability.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any term, covenant, restriction or provision contained in Agreement, is held by a Governmental Entity to be invalid, void, against its regulatory policy or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain valid and binding and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible so that the transactions contemplated hereby can be consummated as originally contemplated to the fullest extent possible.

Section 7.8  Governing Law; Waiver of Jury Trial.  (a) This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflict of laws rules thereof, applicable to contracts executed in and to be performed entirely within the State of New York.

(b) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 7.9  Enforcement.  (a) The parties agree that irreparable damage would occur in the event that any party should breach any of its covenants or agreements hereunder and that it would be extremely impracticable to measure the resulting damages and that an award of money damages would be inadequate in such event. Accordingly, each party, in addition to any other available rights or remedies such party may have under the terms of this Agreement, shall be entitled to specific performance and/or to obtain an injunction or injunctions, without proof of actual damages, to prevent breaches of another party’s covenants or agreements hereunder, and each party expressly waives the defense that a remedy in damages will be adequate. Each party further agrees that no party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. Each party further agrees that the only permitted objection that it may raise in response to any action for equitable relief is that it contests the existence of a breach or threatened breach of a covenants or agreements hereunder.

(b) Each party hereby irrevocably (i) agrees that any Action with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party or its successors or permitted assigns shall be brought and determined exclusively in any federal or state court of competent jurisdiction located in the Borough of Manhattan in the State of New York and (ii) consents to the jurisdiction and venue in such courts and in the courts hearing appeals therefrom. Each party irrevocably waives, and agrees not to assert in any Action with respect to this Agreement, any claim that such party is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 7.9, that its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by Applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum. Each party irrevocably waives and agrees not to assert in any Action with respect to this Agreement, that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by Applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party (x) agrees that process in any such action may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court and (y) mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.4 or in such other manner as may be permitted by Applicable Law shall be valid and sufficient service thereof.

Section 7.10  Extension, Waiver.  Prior to the termination of this Agreement, the parties to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party to this Agreement, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 7.11  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of law or otherwise) without the prior written consent of the other party to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Without limiting any of the restrictions set forth in Section 2 or elsewhere in this Agreement, this Agreement shall bind any Person to whom any Subject Shares are transferred prior to the termination of the Merger Agreement in accordance with its terms.

Section 7.12  Legal Counsel.  Stockholder acknowledges that it has been advised to, and has had the opportunity to, consult with its attorney prior to entering into this Agreement. Stockholder acknowledges that attorneys for the Company represent the Company and do not represent any of the stockholders of the Company in connection with the Merger Agreement, this Agreement or any of the transactions contemplated hereby or thereby.

Section 7.13  Agreement Negotiated.  The form of this Agreement has been negotiated by or on behalf of Parent and Stockholder, each of which was represented by attorneys who have carefully negotiated the provisions hereof. No law or rule relating to the construction or interpretation of contracts against the drafter of any particular clause should be applied with respect to this Agreement.

Section 7.14  Effect of Headings.  The Section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

Section 7.15  Cooperation.  If any notices, approvals or filings are required with any Governmental Entity in order to allow the parties hereto to effectively carry out the transactions contemplated by this Agreement, Stockholder and Parent shall cooperate in making such notices or filings or in obtaining such approvals.

* * * * *

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

HESS CORPORATION

By:
Name:

Title:

[STOCKHOLDER]

[Signature Page to Voting and Lockup Agreement]

Appendix C

July 27, 2010

Board of Directors
American Oil & Gas Inc.
1050 17th Street, Suite 2400
Denver, Colorado 80265

Attention:	Patrick D. O’Brien
Chief Executive Officer & Chairman
Dear Sirs:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of American Oil & Gas Inc. (“American”), other than the Shares held by American, Hess (as defined below) or the Surviving Corporation (as defined below) or any of their affiliates, of the Total Consideration (as defined below) to be received by such holders, in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of July 27, 2010 (the “Agreement”), by and among Hess Corporation (“Hess”), Hess Investment Corp., a wholly owned subsidiary of Hess (“Merger Sub”), and American. The Agreement provides for, among other things, the merger of Merger Sub with and into American (the “Merger”) pursuant to which American will be the surviving corporation (the “Surviving Corporation”), and each issued and outstanding Share (other than any Shares held in the treasury of American or otherwise owned by Hess or Merger Sub) will be converted into the right to receive 0.1373 shares of common stock, par value $1.00 per share of Hess (the “Merger Consideration”). The Agreement also provides that the Board of Directors of American will declare a cash dividend in respect of the Shares in an aggregate amount equal to American’s Working Capital (as such term is defined in the Agreement), if positive, and only to the extent of American’s cash actually in hand as of the date of determination of such Working Capital (the “Special Dividend”). The Merger Consideration and the Special Dividend, if any, are referred to herein collectively as the “Total Consideration.” The transaction contemplated by the Agreement is referred to herein as the “Transaction.”

Tudor, Pickering, Holt & Co. Securities, Inc. (“Tudor Pickering”) and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Tudor Pickering also engages in securities trading and brokerage, private equity activities, equity research and other financial services, and in the ordinary course of these activities, Tudor Pickering and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of American, any of the other parties and any of their respective affiliates and (ii) any currency or commodity that may be involved in the Transaction and the other matters contemplated by the Agreement. In addition, Tudor Pickering and its affiliates and certain of its employees, including members of the team performing services in connection with the Transaction, as well as certain private equity funds associated or affiliated with Tudor Pickering in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including American, other prospective purchasers and their respective affiliates. We expect to receive fees for rendering our opinion herein, a portion of which is contingent upon the consummation of the Transaction, and American has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. We may provide investment banking or other financial services to Hess or any of the other parties or their respective shareholders, affiliates or portfolio companies in the future. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed, among other things, (i) the Agreement; (ii) annual reports to stockholders and Annual Reports on Form 10-K of American for the three years ended December 31, 2009; (iii) annual reports to shareholders and Annual Reports on Form 10-K of Hess for the three years ended December 31, 2009; (iv) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of American and Hess; (v) certain other communications from American and Hess to their respective stockholders; (vi) the estimated proved reserves of American as of December 31, 2009 prepared by Ryder Scott Company, and the estimated proved reserves of American effective April 1, 2010 prepared by management of American, and the estimated future production and cash flows associated with the producing assets and undeveloped inventory of American effective July 1, 2010 (collectively, the “American Reserve and Resource Reports”), which we discussed with the senior management of American; (vii) certain internal financial information and forecasts for American prepared by the management of American (the “Forecasts”); and (viii) certain publicly available research analyst reports with respect to the future financial performance of American and Hess (the “Research Projections”), which we discussed with the senior managements of American and Hess. We have not been provided with, and did not have any access to, financial projections of Hess prepared by the management of Hess. We also have held discussions with members of the senior managements of American and Hess regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective entities and of Merger Sub. In addition, we have reviewed the reported price and trading activity for the Shares and for Hess common stock, compared certain financial and stock market information for American and Hess with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oil and natural gas exploration, development and production industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We employed several analytical methodologies, and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusions we have reached are based on all the analyses and factors we have considered, taken as a whole, and also on the application of our own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit of any one or more parts of the analyses or factors considered, on a stand-alone basis.

For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax and other information provided to, discussed with or reviewed by or for us, or publicly available and have further relied upon the assurances of the senior management of American that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In that regard, we have assumed with your consent that the Forecasts (including, without limitation, the forecasted amount of Working Capital which will be paid to holders of the Shares as the Special Dividend) have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of American, and that such Forecasts will be realized in the amounts and time periods contemplated thereby. We have assumed with your consent that the Hess Research Projections are a reasonable basis upon which to evaluate the future financial performance of Hess and that Hess will perform substantially in accordance with such Research Projections. We have assumed with your consent that the American Reserve and

Resource Reports are a reasonable basis upon which to evaluate the proved reserve levels and non-proved resource levels of American. We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We have also assumed that all governmental, regulatory or other consents or approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on American, Hess, Merger Sub, the holders of the Shares or the expected benefits of the Transaction in any way meaningful to our analysis and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. In addition, we have not conducted a physical inspection of the properties and facilities of American or any of its subsidiaries or Hess or any of its subsidiaries. We have not made or obtained any independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of American or any of its subsidiaries or Hess or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of American to engage in the Transaction, or the relative merits of the Transaction as compared to any other alternative transaction that might be available to American. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Total Consideration pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, creditors or other constituencies of American or Hess; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of American or Hess, or any class of such persons, in connection with the Transaction, whether relative to the Total Consideration pursuant to the Agreement or otherwise. We are not expressing any opinion as to the price at which the shares of Hess common stock will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring after the date hereof. The opinion expressed herein is provided for the information and assistance of the Board of Directors of American in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of interests in American should vote with respect to such Transaction or any other matter. This opinion has been reviewed and approved by Tudor Pickering’s fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Total Consideration to be paid to the holders of outstanding Shares of American pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

Tudor, Pickering, Holt & Co. Securities Inc.

By:	/s/ Maynard Holt
Name:     Maynard Holt

Title:	Managing Director

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

The General Corporation Law of the State of Delaware provides that a corporation is required to indemnify its present or former directors and officers against the actual and reasonable expenses (including attorneys’ fees) incurred in the successful defense of any proceeding arising out of their serving as a director or officer of the corporation.

As permitted by the General Corporation of the State of Delaware, the Registrant’s by-laws provide that every person who is or was a director, officer or employee of the Registrant, or of any other corporation which he serves or served as such at the request of the Registrant, shall, in accordance with the by-laws of the Registrant but not if prohibited by law, be indemnified by the Registrant against reasonable expense and any liability paid or incurred by him in connection with or resulting from any threatened or actual claim, action, suit or proceeding (whether brought by or in the right of the Registrant or such other corporation or otherwise), civil, criminal, administrative or investigative, in which he may be involved, as a party or otherwise, by reason of his being or having been a director, officer or employee of the Registrant or such other corporation, or by reason of any action taken or not taken in his capacity as such director, officer or employee, whether or not he continues to be such at the time such expense or liability shall have been paid or incurred. To be entitled to indemnification, those persons must have been wholly successful in the claim or action or the board of directors must have determined, based upon a written finding of independent legal counsel or another independent referee, that such persons acted in good faith in what they reasonably believed to be the best interest of the Registrant and, in addition, with respect to any criminal action or proceeding, reasonably believed that his or her conduct was lawful.

The Registrant’s by-laws authorize the Registrant to advance funds for expenses to an indemnified person, but only upon receipt of an undertaking that he or she will repay the same if it is ultimately determined that such party is not entitled to indemnification or, if it is ultimately determined that he is to be indemnified under the Registrant’s by-laws, to the extent that the advance exceeds the amount of the indemnification.

The rights of indemnification provided by the by-laws of the Registrant are not exhaustive and are in addition to any rights to which a director, officer or employee may otherwise be entitled by contract or as a matter of law.

In addition, pursuant to the General Corporation Law of the State of Delaware, the Registrant’s restated certificate of incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability which would otherwise exist under applicable law (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, (iv) for any transaction from which the director derived an improper personal benefit.

The Registrant maintains a standard policy of officers’ and directors’ liability insurance.

Item 21.	Exhibits and Financial Statement Schedules

(a) The following documents are exhibits to the registration statement.

Exhibit
Number		Description of Document

2.1	—	Agreement and Plan of Merger, dated as of July 27, 2010, among Hess Corporation, Hess Investment Corp. and American Oil & Gas Inc. (included as Appendix A to the proxy statement/prospectus included in this Registration Statement).*
3.1	—	Restated Certificate of Incorporation of Hess Corporation, including amendment thereto dated May 3, 2006 incorporated by reference to Exhibit 3 of Hess Corporation’s Form 10-Q for the three months ended June 30, 2006.
3.2	—	By-Laws of Hess Corporation incorporated by reference to Exhibit 3 of Form 10-Q of Hess Corporation for the three months ended June 30, 2002.

Exhibit
Number		Description of Document

5.1	—	Opinion of White & Case LLP as to the validity of shares of Hess common stock being registered.**
8.1	—	Opinion of Patton Boggs LLP as to certain United States federal income tax matters.**
23.1	—	Consent of White & Case LLP, counsel to the Company (included as part of its opinion filed as Exhibit 5.1 hereto).**
23.2	—	Consent of Patton Boggs LLP, counsel to American Oil & Gas Inc. (included as part of its opinion filed as Exhibits 8.1).**
23.3	—	Consent of Ernst & Young, LLP.
23.4	—	Consent of Hein & Associates LLP.
23.5	—	Consent of DeGolyer and MacNaughton.
23.6	—	Consent of Ryder Scott Company L.P.
24.1	—	Powers of Attorney.**
99.1	—	Form of proxy card of American Oil & Gas Inc.**
99.2	—	Consent of Tudor, Pickering, Holt & Co. Securities Inc.
99.3	—	Stipulation and Agreement of Settlement and Release dated November 12, 2010.

*	Hess hereby agrees to supplementally furnish a copy of any omitted schedule to the Securities and Exchange Commission upon request.

**	Previously filed.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus shall contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the application form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, shall be filed as a part of an amendment to the registration statement and shall not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 12, 2010.

HESS CORPORATION

By:	/s/ John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* (John B. Hess)	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 12, 2010

* (Nicholas F. Brady)	Director	November 12, 2010

* (Gregory P. Hill )	Director	November 12, 2010

* (Edith E. Holiday)	Director	November 12, 2010

* (Thomas H. Kean)	Director	November 12, 2010

* (Dr. Risa Lavizzo-Mourey)	Director	November 12, 2010

* (Craig G. Matthews)	Director	November 12, 2010

* (Samuel W. Bodman)	Director	November 12, 2010

* (Frank A. Olson)	Director	November 12, 2010

* (F. Borden Walker)	Director	November 12, 2010

* (Ernst H. von Metzsch)	Director	November 12, 2010

Signature	Title	Date

* (Robert N. Wilson)	Director	November 12, 2010

* (John H. Mullin)	Director	November 12, 2010

/s/ John P. Rielly (John P. Rielly)	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 12, 2010

*By:	/s/ John P. Rielly
Name:     John P. Rielly

Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

2.1	—	Agreement and Plan of Merger, dated as of July 27, 2010, among Hess Corporation, Hess Investment Corp. and American Oil & Gas Inc. (included as Appendix A to the proxy statement/prospectus included in this Registration Statement).*
3.1	—	Restated Certificate of Incorporation of Hess Corporation, including amendment thereto dated May 3, 2006 incorporated by reference to Exhibit 3 of Hess Corporation’s Form 10-Q for the three months ended June 30, 2006.
3.2	—	By-Laws of Hess Corporation incorporated by reference to Exhibit 3 of Form 10-Q of Hess Corporation for the three months ended June 30, 2002.
5.1	—	Opinion of White & Case LLP as to the validity of shares of Hess common stock being registered.**
8.1	—	Opinion of Patton Boggs LLP as to certain United States federal income tax matters.**
23.1	—	Consent of White & Case LLP, counsel to the Company (included as part of its opinion filed as Exhibit 5.1 hereto).**
23.2	—	Consent of Patton Boggs LLP, counsel to American Oil & Gas Inc. (included as part of its opinion filed as Exhibits 8.1).**
23.3	—	Consent of Ernst & Young, LLP.
23.4	—	Consent of Hein & Associates LLP.
23.5	—	Consent of DeGolyer and MacNaughton.
23.6	—	Consent of Ryder Scott Company L.P.
24.1	—	Powers of Attorney.**
99.1	—	Form of proxy card of American Oil & Gas Inc.**
99.2	—	Consent of Tudor, Pickering, Holt & Co. Securities Inc.
99.3	—	Stipulation and Agreement of Settlement and Release dated November 12, 2010.

*	Hess hereby agrees to supplementally furnish a copy of any omitted schedule to the Securities and Exchange Commission upon request.

**	Previously filed.